Form 10-K, Exhibit 13
period 1995-04-01
THERMO PROCESS SYSTEMS INC
filed 1995-06-08
CIK 796038

EXHIBIT 13
















                           THERMO PROCESS SYSTEMS INC.

              Consolidated Financial Statements as of April 1, 1995
PAGE

   Thermo Process Systems Inc.

   Consolidated Statement of Income
                                                         Year Ended
                                               ------------------------------
   (In thousands except                        April 1,   April 2,   April 3,
   per share amounts)                              1995       1994       1993
   --------------------------------------------------------------------------
   Revenues (Note 9):
    Service revenues                          $119,422    $ 94,326  $ 86,279
    Product revenues                            14,381      15,029    16,877
    Contract revenues from related party             -         776     1,793
                                              --------    --------  --------
                                               133,803     110,131   104,949
                                              --------    --------  --------
   Costs and Operating Expenses:
    Cost of service revenues                    86,570      70,230    66,871
    Cost of product revenues                    11,982      13,136    14,771
    Cost of contract revenues from related
     party (Note 9)                                  -         776     1,793
    Selling, general and administrative
     expenses (Note 9)                          26,257      21,195    16,966
    Product and new business development
     expenses                                      883         447        29
    Costs associated with divisional
     restructuring                                   -       2,661         -
                                              --------    --------  --------
                                               125,692     108,445   100,430
                                              --------    --------  --------
   Operating Income                              8,111       1,686     4,519

   Gain on Issuance of Stock by Subsidiaries
    (Note 11)                                    1,343       4,488     2,348
   Interest Income                               3,322       1,955     2,101
   Interest Expense (includes $1,071 for
    notes to parent company in fiscal 1995)     (2,855)     (1,387)   (1,316)
   Gain on Sale of Investments (includes
    $1,089 on sale of related party
    debentures in fiscal 1995)                   1,092         645         -
                                              --------    --------  --------
   Income Before Income Taxes, Minority
    Interest and Cumulative Effect of Change
    in Accounting Principle                     11,013       7,387     7,652
   Income Tax (Provision) Benefit (Note 6)      (2,630)         40      (968)
   Minority Interest Expense, Net               (4,268)     (4,018)   (3,520)
                                              --------    --------  --------
   Income Before Cumulative Effect of Change
    in Accounting Principle                      4,115       3,409     3,164
   Cumulative Effect of Change in Accounting
    Principle (Note 1)                               -         500         -
                                              --------    --------  --------
   Net Income                                 $  4,115   $  3,909   $  3,164
                                              ========    ========  ========
   Earnings per Share Before Cumulative Effect
    of Change in Accounting Principle         $   0.24    $   0.20  $   0.19
                                              ========    ========  ========
   Earnings per Share                         $   0.24    $   0.23  $   0.19
                                              ========    ========  ========
   Weighted Average Shares                      17,143      16,863    16,738
                                              ========    ========  ========

   The accompanying notes are an integral part of these consolidated financial statements.
                                        2PAGE

   Thermo Process Systems Inc.

   Consolidated Balance Sheet

   (In thousands)                               April 1, 1995   April 2, 1994
   --------------------------------------------------------------------------
   Assets
   Current Assets:
    Cash and cash equivalents                        $ 35,808       $ 15,976
    Short-term available-for-sale investments,
     at quoted market value (amortized cost of
     $5,179 and $22,483) (Note 2)                       5,155         23,123
    Accounts receivable, less allowances of
     $3,560 and $3,260                                 27,949         18,513
    Unbilled contract costs and fees                   16,481          9,394
    Inventories                                         2,732          2,393
    Prepaid expenses                                    3,788          2,091
    Prepaid and refundable income taxes (Note 6)        8,228          2,081
                                                     --------       --------
                                                      100,141         73,571
                                                     --------       --------

   Property, Plant and Equipment, at Cost, Net         59,737         32,450
                                                     --------       --------
   Long-term Available-for-sale Investments, at
    Quoted Market Value (amortized cost of
    $10,687 and $11,543) (Note 2)                      10,564         11,438
                                                     --------       --------
   Long-term Held-to-maturity Investments, at
    Amortized Cost (quoted market value of
    $22,810) (Note 2)                                  22,569              -
                                                     --------       --------

   Other Assets                                        12,146          5,265
                                                     --------       --------
   Cost in Excess of Net Assets of Acquired
    Companies (Note 3)                                 66,516         32,710
                                                     --------       --------

                                                     $271,673       $155,434
                                                     ========       ========

   The accompanying notes are an integral part of these consolidated financial statements.











                                        3PAGE

   Thermo Process Systems Inc.

   (In thousands except share amounts)          April 1, 1995   April 2, 1994
   --------------------------------------------------------------------------
   Liabilities and Shareholders' Investment
   Current Liabilities:
    Accounts payable                                 $  9,612       $  6,152
    Notes payable and current maturities of
     long-term obligations (includes $4,000
     in fiscal 1995 due to parent company)
     (Notes 3 and 8)                                    4,652            975
    Billings in excess of revenues earned                 835          1,997
    Accrued payroll and employee benefits               6,845          5,010
    Accrued and current deferred income taxes           1,773            263
    Other accrued expenses (Note 3)                     8,612          4,997
    Due to parent company                               3,116          2,565
                                                     --------       --------
                                                       35,445         21,959
                                                     --------       --------
   Deferred Income Taxes (Note 6)                       4,116          2,167
                                                     --------       --------
   Other Deferred Items                                 1,057              -
                                                     --------       --------
   Long-term Obligations (Note 8):
    6 1/2% Subordinated convertible debentures         18,547         18,547
    Other (includes $53,000 in fiscal 1995 due
     to parent company) (Note 3)                       78,304            185
                                                     --------       --------
                                                       96,851         18,732
                                                     --------       --------
   Minority Interest                                   56,603         50,017
                                                     --------       --------
   Commitments and Contingencies (Note 7)

   Shareholders' Investment (Notes 4 and 10):
    Common stock, $.10 par value, 30,000,000
     shares authorized; 17,414,322 and 17,254,026
     shares issued                                      1,741          1,725
    Capital in excess of par value                     53,559         46,456
    Retained earnings                                  21,727         17,612
    Treasury stock at cost, 71,072 and 267,371
     shares                                              (864)        (2,911)
    Cumulative translation adjustment                   1,526           (669)
    Net unrealized gain (loss) on available-for-
     sale investments (Note 2)                            (88)           346
                                                     --------       --------
                                                       77,601         62,559
                                                     --------       --------

                                                     $271,673       $155,434
                                                     ========       ========

   The accompanying notes are an integral part of these consolidated financial statements.


                                        4PAGE

   Thermo Process Systems Inc.

   Consolidated Statement of Cash Flows

                                                         Year Ended
                                               ------------------------------
                                               April 1,   April 2,   April 3,
   (In thousands)                                  1995       1994       1993
   --------------------------------------------------------------------------
   Operating Activities:
    Net income                                $  4,115    $  3,909  $  3,164
    Adjustments to reconcile net income to net
     cash provided by operating activities:
      Depreciation and amortization              6,615       5,653     4,802
      Minority interest expense, net             4,268       4,018     3,520
      Provision for losses on accounts
       receivable                                  162         424       164
      Other noncash expenses                     1,634       1,075       527
      Increase in deferred income taxes              -         713       105
      Gain on issuance of stock by
       subsidiaries (Note 11)                   (1,343)     (4,488)   (2,348)
      Gain on sale of investments               (1,092)       (645)        -
      Costs associated with divisional
       restructuring                                 -       2,661         -
      Cumulative effect of change in accounting
       principle (Note 1)                            -        (500)        -
      Changes in current accounts, excluding
       the effects of acquisitions:
        Accounts receivable                     (1,547)       (362)    4,660
        Inventories and unbilled contract
         costs and fees                         (1,752)       (895)    1,108
        Other current assets                       267        (493)     (808)
        Current liabilities                     (3,942)        498     1,123
                                              --------    --------  --------
         Net cash provided by operating
          activities                             7,385      11,568    16,017
                                              --------    --------  --------
   Investing Activities:
    Acquisitions, net of cash acquired
     (Note 3)                                  (38,188)     (4,150)   (6,440)
    Proceeds from sale and maturities of
     available-for-sale investments             19,252      59,401         -
    Purchases of available-for-sale
     investments                                     -     (74,650)        -
    Purchases of held-to-maturity investments  (22,300)          -         -
    Increase in short-term investments               -           -   (13,394)
    Purchases of property, plant and equipment  (7,030)     (7,491)   (6,658)
    Other                                         (380)       (197)      331
                                              --------    --------  --------
         Net cash used in investing
          activities                          $(48,646)   $(27,087) $(26,161)
                                              --------    --------  --------






                                        5PAGE

   Thermo Process Systems Inc.

                                                         Year Ended
                                               ------------------------------
                                               April 1,   April 2,   April 3,
   (In thousands)                                  1995       1994       1993
   --------------------------------------------------------------------------
   Financing Activities:
    Issuance of note receivable (Note 3)      $   (700)   $      -  $      -
    Issuance of notes to parent company         57,000           -         -
    Proceeds from issuance of Company and
     subsidiaries' common stock and warrants
     (Note 11)                                   3,903      15,999     4,518
    Purchases of Company and subsidiary common
     stock                                        (135)          -    (1,871)
    Dividends paid by subsidiaries to minority
     shareholders                                 (685)       (519)     (420)
    Environmental Services Businesses transfer
     of cash to Thermo Instrument (Note 3)           -      (2,703)   (4,361)
    Other                                           11        (103)      (54)
                                              --------    --------  --------
         Net cash provided by (used in)
          financing activities                  59,394      12,674    (2,188)
                                              --------    --------  --------

   Exchange Rate Effect on Cash                  1,699        (344)       47
                                              --------    --------  --------

   Increase (Decrease) in Cash and Cash
    Equivalents                                 19,832      (3,189)  (12,285)
   Cash and Cash Equivalents at Beginning of
    Year                                        15,976      19,165    31,450
                                              --------    --------  --------

   Cash and Cash Equivalents at End of Year   $ 35,808    $ 15,976  $ 19,165
                                              ========    ========  ========

   See Note 13 for supplemental cash flow information.


   The accompanying notes are an integral part of these consolidated financial statements.












                                        6PAGE

   Thermo Process Systems Inc.

   Consolidated Statement of Shareholders' Investment


                                               Common
                                               Stock,   Capital in
                                             $.10 Par    Excess of   Retained
   (In thousands)                               Value    Par Value   Earnings
   --------------------------------------------------------------------------

   Balance March 28, 1992                    $ 1,684      $43,382    $10,539

   Net income                                      -            -      3,164
   Issuance of warrants (Note 11)                  -          572          -
   Purchases of Company common stock               -            -          -
   Issuance of stock under employees'
    and directors' stock plans                    24        1,104          -
   Conversions of 6 1/2% subordinated
    convertible debentures                         1          133          -
   Cumulative translation adjustment               -            -          -
                                             -------      -------    -------
   Balance April 3, 1993                       1,709       45,191     13,703

   Net income                                      -            -      3,909
   Issuance of stock under employees'
    and directors' stock plans                    16          469          -
   Effect of majority-owned subsidiary's
    equity transactions                            -          796          -
   Effect of change in accounting
    principle (Note 2)                             -            -          -
   Cumulative translation adjustment               -            -          -
                                             -------      -------    -------
   Balance April 2, 1994                       1,725       46,456     17,612

   Net income                                      -            -      4,115
   Issuance of stock under employees'
    and directors' stock plans                    16          582          -
   Tax benefit related to employees'
    and directors' stock plans                     -        1,249          -
   Issuance of stock for acquired
    business (Note 3)                              -       (1,326)         -
   Issuance of Company stock options
    for acquired business (Note 3)                 -        6,923          -
   Effect of majority-owned subsidiary's
    equity transactions                            -         (325)         -
   Change in net unrealized loss
    on available-for-sale investments
    (Note 2)                                       -            -          -
   Cumulative translation adjustment               -            -          -
                                             -------      -------    -------
   Balance April 1, 1995                     $ 1,741      $53,559    $21,727
                                             =======      =======    =======


   The accompanying notes are an integral part of these consolidated financial statements.


                                        7PAGE

   Thermo Process Systems Inc.

                                                                          Net
                                                                   Unrealized
                                                                  Gain (Loss)
                                                   Cumulative   on Available-
                                       Treasury   Translation        for-sale
   (In thousands)                         Stock    Adjustment     Investments
   --------------------------------------------------------------------------

   Balance March 28, 1992              $  (661)      $  (124)        $     -

   Net income                                -             -               -
   Issuance of warrants (Note 11)            -             -               -
   Purchases of Company common stock    (1,841)            -               -
   Issuance of stock under employees'
    and directors' stock plans            (454)            -               -
   Conversions of 6 1/2% subordinated
    convertible debentures                   -             -               -
   Cumulative translation adjustment         -            96               -
                                       -------       -------         -------
   Balance April 3, 1993                (2,956)          (28)              -

   Net income                                -             -               -
   Issuance of stock under employees'
    and directors' stock plans              45             -               -
   Effect of majority-owned subsidiary's
    equity transactions                      -             -               -
   Effect of change in accounting
    principle (Note 2)                       -             -             346
   Cumulative translation adjustment         -          (641)              -
                                       -------       -------         -------
   Balance April 2, 1994                (2,911)         (669)            346

   Net income                                -             -               -
   Issuance of stock under employees'
    and directors' stock plans            (119)            -               -
   Tax benefit related to employees'
    and directors' stock plans               -             -               -
   Issuance of stock for acquired
    business (Note 3)                    2,166             -               -
   Issuance of Company stock options
    for acquired business (Note 3)           -             -               -
   Effect of majority-owned subsidiary's
    equity transactions                      -             -               -
   Change in net unrealized loss
    on available-for-sale investments
    (Note 2)                                 -             -            (434)
   Cumulative translation adjustment         -         2,195               -
                                       -------       -------         -------
   Balance April 1, 1995               $  (864)      $ 1,526         $   (88)
                                       =======       =======         =======


   The accompanying notes are an integral part of these consolidated financial statements.

                                        8PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   1.  Summary of Significant Accounting Policies

   Relationship with Thermo Electron Corporation
   Thermo Process Systems Inc. (the Company) was incorporated on May 30, 1986, as an indirect, wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of April 1, 1995, Thermo Electron owned 13,933,591 shares of the Company's common stock, representing 80% of such stock outstanding.

   Principles of Consolidation
   The accompanying financial statements include the accounts of the Company and its majority- and wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated. Majority-owned subsidiaries include Thermo Remediation Inc. (Thermo Remediation), a publicly held subsidiary; J. Amerika N.V. (J. Amerika), a privately held subsidiary; and Thermo Terra Tech, a 51%-owned joint venture that was formed in May 1994 with Thermo Instrument Systems Inc. (Thermo Instrument), another public subsidiary of Thermo Electron (Notes 3 and 14). Majority-owned subsidiaries that were included in the Company's Thermo Remediation subsidiary effective October 1, 1993 were TPST Soil Recyclers of South Carolina Inc. (TPST South Carolina), TPST Soil Recyclers of Virginia Inc. (TPST Virginia), TPST Soil Recyclers of Southern California Inc. (TPST Southern California), and TPST Soil Recyclers of Florida Inc. (TPST Florida).

   Fiscal Year
   The Company has adopted a fiscal year ending the Saturday nearest March 31. References to fiscal 1995, 1994, and 1993 are for the fiscal years ended April 1, 1995, April 2, 1994, and April 3, 1993, respectively. Fiscal years 1995 and 1994 each included 52 weeks; 1993 included 53 weeks.

   Revenue Recognition
   For the majority of its operations, the Company recognizes revenues upon completion of services it renders. Revenues from soil-remediation services are recognized as soil is processed. With respect to soil-remediation services, the Company bills customers upon receipt of the contaminated soil at its remediation centers. Amounts billed in excess of revenues recognized are classified as "Billings in excess of revenues earned" in the accompanying balance sheet.
        Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $47,446,000 in fiscal 1995, $46,072,000 in fiscal 1994, and $48,578,000 in fiscal 1993. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are classified as "Unbilled contract costs and fees" in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts billed but not paid under retainage provisions.

                                        9PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   1.  Summary of Significant Accounting Policies (continued)

   Gain on Issuance of Stock by Subsidiaries
   At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain. See Note 11 for a description of gains recorded.
        If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares.

   Income Taxes
   The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of the beginning of fiscal 1994. Under SFAS No. 109, deferred income taxes are recognized based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. Prior to fiscal 1994, the Company recorded income taxes on timing differences between financial statement and tax treatment of income and expenses under Accounting Principles Board Opinion No. 11. Upon adoption of SFAS No. 109, the Company recorded a cumulative benefit of $500,000, which is included in the accompanying statement of income.

   Earnings per Share
   Earnings per share have been computed based on the weighted average number of shares outstanding during the year. Because the effect of the exercise of common stock equivalents was immaterial, they have been excluded from the earnings per share calculation. Fully diluted earnings per share have not been presented because the effect of the conversion of the Company's subordinated convertible debentures would be antidilutive.

   Cash and Cash Equivalents
   As of April 1, 1995, $30,802,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of April 1, 1995, the Company's cash equivalents were also invested in a money market fund. Cash equivalents are carried at cost, which approximates market value.



                                       10PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   1.  Summary of Significant Accounting Policies (continued)

   Available-for-sale and Held-to-maturity Investments
   Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt and marketable equity securities that the Company considers available-for-sale are accounted for at market value. Debt securities that the Company intends to hold to maturity are accounted for at amortized cost. See Note 2 for a description of these investments.

   Inventories
   Inventories are stated at the lower of cost (on an average-cost basis) or market value and include materials and labor. The components of inventories are as follows:

   (In thousands)                                              1995      1994
   --------------------------------------------------------------------------

   Raw materials and supplies                               $ 2,705   $ 1,908
   Work in process and finished goods                            27       485
                                                            -------   -------
                                                            $ 2,732   $ 2,393
                                                            =======   =======

   Property, Plant and Equipment
   The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements - 5 to 40 years; machinery and equipment - 3 to 10 years; and leasehold improvements - the shorter of the term of the lease or the life of the asset. Soil-remediation units, which accounted for 21% and 19% of the Company's total machinery and equipment at fiscal year-end 1995 and 1994, respectively, are depreciated based on an hourly rate that is computed by estimating total hours of operation for each unit. Property, plant and equipment consist of the following:

   (In thousands)                                              1995      1994
   --------------------------------------------------------------------------

   Land and buildings                                       $23,333   $11,715
   Machinery, equipment and leasehold improvements           69,462    50,511
                                                            -------   -------
                                                             92,795    62,226
   Less: Accumulated depreciation and amortization           33,058    29,776
                                                            -------   -------
                                                            $59,737   $32,450
                                                            =======   =======

   Other Assets
   "Other assets" in the accompanying balance sheet includes the cost of acquired technology and other specifically identifiable intangible assets that are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 12 years. These assets were $9,994,000 and $4,212,000, net of accumulated amortization of $3,217,000 and $2,037,000, at fiscal year-end 1995 and 1994, respectively.


                                       11PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   1.  Summary of Significant Accounting Policies (continued)

   Cost in Excess of Net Assets of Acquired Companies
   The excess of cost over the fair value of net assets of acquired businesses is amortized using the straight-line method over 40 years. Accumulated amortization was $4,721,000 and $3,744,000 at fiscal year-end 1995 and 1994, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.

   Foreign Currency
   All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.


   2.  Available-for-sale and Held-to-maturity Investments

   Effective April 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities that are classified as "Available-for-sale investments" in the accompanying balance sheet are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments." "Effect of change in accounting principle" in the accompanying statement of shareholders' investment represents the unrealized gain, net of related tax effects, pertaining to short-term available-for-sale investments held by the Company on April 2, 1994.
        In order to meet the Company's obligation to the former owner of Elson
   T. Killam Associates, Inc., which the Company acquired in February 1995, the Company purchased securities with a maturity date equal to the date the Company's zero coupon promissory note is due (see Note 3). These securities are classified as "Held-to-maturity investments" in the accompanying balance sheet and are carried at amortized cost.







                                       12PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements

   2.  Available-for-sale and Held-to-maturity Investments (continued)

        The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type, as of April 1, 1995 and April 2, 1994, are as follows:

   1995                                                     Gross       Gross
                                                       Unrealized  Unrealized
   (In thousands)            Market Value  Cost Basis       Gains      Losses
   --------------------------------------------------------------------------
   Tax-exempt securities         $11,545      $11,594     $     -    $    49
   Corporate bonds                 1,980        2,000           -         20
   Money market preferred stock    2,087        2,165           -         78
   Other                             107          107           -          -
                                 -------      -------     -------    -------
                                 $15,719      $15,866     $     -    $   147
                                 =======      =======     =======    =======


   1994                                                     Gross       Gross
                                                       Unrealized  Unrealized
   (In thousands)            Market Value  Cost Basis       Gains      Losses
   --------------------------------------------------------------------------

   Tax-exempt securities         $11,500      $11,761     $     -    $   261
   Corporate bonds                16,763       16,024         815         76
   Money market preferred stock    3,055        2,990          97         32
   Asset-backed securities         2,999        3,007           -          8
   Other                             244          244           -          -
                                 -------      -------     -------    -------
                                 $34,561      $34,026     $   912    $   377
                                 =======      =======     =======    =======

        Short- and long-term available-for-sale investments in the accompanying fiscal 1995 balance sheet include $6,679,000 with contractual maturities of one year or less and $9,040,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable the Company and/or the issuer to redeem these securities at an earlier date.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of investments in fiscal 1995 and 1994 resulted from gross realized gains relating to the sale of available-for-sale investments.
        "Long-term held-to-maturity investments" in the accompanying fiscal 1995 balance sheet represent investments in U.S. treasury bonds that mature in February and May 1998. It is the Company's intent and ability to hold these securities to maturity.


   3.  Joint Venture and Acquisitions

   Joint Venture
   In May 1994, the Company entered into an agreement establishing Thermo Terra Tech, an environmental services joint venture, with Thermo Instrument that became effective April 4, 1994. The Company contributed to the joint venture Terra Tech Labs, Inc. (later renamed Thermo Analytical Inc.) and
                                       13PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   3.  Joint Venture and Acquisitions (continued)

   approximately $31 million in cash and short-term investments, $15 million of which was borrowed from Thermo Electron pursuant to a promissory note (Note 8). Thermo Instrument contributed its environmental services businesses (Environmental Services Businesses of Thermo Instrument or Environmental Services Businesses) that consist of a national network of analytical laboratories, and businesses that provide nuclear-radiation safety and environmental science and consulting services. As of April 1, 1995, the Company owned 51% of Thermo Terra Tech. Accordingly, the joint venture's operating results are consolidated with the Company's operating results. Under the terms of the joint venture agreement, 66.67% of income earned by the joint venture from April 4, 1994 to April 1, 1995 was allocated to Thermo Instrument.
        Because the Company and the Environmental Services Businesses were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transaction was accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, in fiscal 1994 all historical financial information presented was restated to include the accounts and operations of the Environmental Services Businesses. In fiscal 1994 and 1993, amounts earned by the Environmental Services Businesses of Thermo Instrument were allocated to Thermo Instrument through minority interest expense in the accompanying financial statements.
        In May 1995, the Company agreed to dissolve the Thermo Terra Tech joint venture and to purchase the businesses formerly operated by the joint venture (Note 14).

   Acquisitions
   On March 29, 1995, the Company's J. Amerika subsidiary acquired all of the outstanding capital stock of Refining and Trading Holland B.V., which conducts business under the name North Refinery, from Stalt Holding B.V. North Refinery, located in Delfzijl, Holland. North Refinery specializes in processing "off-spec" and contaminated petroleum fluids into usable products such as gas oil, diesel oil, and fuel oil. The purchase price for North Refinery's stock was 9,568,000 Dutch guilders (approximately $6,180,000) and 228,570 shares of J. Amerika's capital stock, valued at 1,327,000 Dutch guilders (approximately $857,000). J. Amerika has also agreed to pay, after the fifth anniversary date of the closing, an amount equal to 20% of the amount by which the cumulative pretax profits of North Refinery's business over the five-year period ending on such anniversary exceeds 5,000,000 Dutch guilders.
        In February 1995, the Company acquired all of the outstanding capital stock of Engineering, Technology and Knowledge Corporation (ETKC) from Nord Est S.A., a French industrial company (Nord Est). ETKC's sole subsidiary, Elson T. Killam Associates, Inc. (Killam Associates), is a leading provider of comprehensive environmental consulting and professional engineering services in selected areas of the U.S. The purchase price for ETKC's stock was $12,566,000 in cash and a zero coupon promissory note with a face value of $28,000,000 and a present value of $22,300,000 as of the acquisition closing date, payable in February and May 1998. The purchase price is subject to a post-closing adjustment based on Killam Associates' net tangible book value as of January 29, 1995. The Company has also agreed to pay, after the third anniversary date of the closing, an amount equal to 30% of the amount by which Killam Associates' cumulative net income for the three-year period ending on such anniversary exceeds $13 million. In a

                                       14PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   3.  Joint Venture and Acquisitions (continued)

   related transaction, certain members of Killam Associates' senior management (the Killam Management) exchanged outstanding options to purchase shares of Killam Associates' capital stock for options to purchase an aggregate of 847,678 shares of the Company's common stock, which options were valued at $6,923,000. Additional options to purchase shares of Killam Associates' capital stock were canceled in exchange for cash payments to the Killam Management in the aggregate amount of $1,922,000. The Company borrowed the cash portion of the purchase price, including cash used to purchase U.S. treasury bonds to collateralize the promissory note delivered to Nord Est, from Thermo Electron through the issuance of a $38 million promissory note (Note 8).
        In October 1994, the Company's Thermo Remediation subsidiary acquired a soil-remediation facility in South Tacoma, Washington (renamed TPST Woodworth) from Woodworth & Company, Inc. The purchase price for TPST Woodworth was $4,701,000 in cash. In connection with the financing of acquisitions, Thermo Remediation issued to Thermo Electron a $4,000,000 promissory note (Note 8). During fiscal 1995, the Company's Thermo Remediation subsidiary and Thermo Terra Tech joint venture made other acquisitions for an aggregate of $14.2 million in cash.
        In January 1994, the Company acquired Terra Tech Labs, Inc. (Terra
   Tech), a privately held company specializing in fast-response testing of petroleum-contaminated soils and groundwater in the southwestern U.S. The acquisition was made for $1,500,000 in cash and up to an additional $1,200,000 payable over a two-year period if the business achieves certain performance goals. Terra Tech has facilities in Santa Ana, California, and Phoenix, Arizona, as well as four mobile units, which provide services primarily to the petroleum industry and consulting engineers.
        In November 1993, the Company acquired a fluids recovery company based in Mesa, Arizona (renamed Thermo Fluids) for $2,650,000 in cash and immediately transferred it to Thermo Remediation in exchange for a $2,650,000 principal amount 3.875% subordinated convertible note due 2000. In addition, due to Thermo Fluids having met certain performance criteria, on February 1, 1995, the Company issued to the former owner of Thermo Fluids 178,060 restricted shares of its common stock valued at $840,000. Thermo Remediation in turn issued to the Company 127,369 restricted shares of its common stock valued at $840,000. In August 1994, Thermo Remediation loaned $700,000, included in "Other assets" in the accompanying fiscal 1995 balance sheet, to the former owner of Thermo Fluids in connection with the termination of employment with Thermo Fluids and the settlement of the parties' respective obligations to one another. This obligation is represented by a promissory note bearing interest at a rate equal to the rate of interest on one-year U.S. treasury notes, adjusted on an annual basis, and is secured by a pledge of the Company's common stock issued to the former owner. The note is receivable in three equal installments commencing in March 1997.
        These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $36,838,000, which is

                                       15PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   3.  Joint Venture and Acquisitions (continued)

   being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1995, is subject to adjustment.
        Based on unaudited data, the following table presents selected financial information for the Company, North Refinery, Killam Associates, and TPST Woodworth on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1994. The effect on the Company's financial statements of the acquisitions not included in the pro forma data was not significant.

   (In thousands)                                              1995      1994
   --------------------------------------------------------------------------

   Revenues                                                $178,993  $158,933
   Income before cumulative effect of change in
    accounting principle                                      4,068     3,299
   Earnings per share before cumulative effect of
    change in accounting principle                              .24       .20

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made at the beginning of fiscal 1994.
        "Other accrued expenses" in the accompanying fiscal 1995 balance sheet includes $1,848,000 for estimated severance, relocation, and other reserves associated with acquisitions.


   4.  Stock-based Compensation Plans

   The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1986, permit the grant of nonqualified and incentive stock options. A third plan, adopted in fiscal 1994, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from three to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than fair market value of the Company's stock on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in September 1991, that provides for the grant of stock options to nonemployee directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate
                                       16PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   4.  Stock-based Compensation Plans (continued)

   in the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.
        No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information is as follows:

                                1995              1994             1993
                          ----------------  ---------------- ---------------
                                     Range            Range            Range
                                        of               of               of
                                    Option           Option           Option
                          Number    Prices  Number   Prices  Number   Prices
   (In thousands except       of       per      of      per      of      per
   per share amounts)      Shares    Share  Shares     Share  Shares    Share
   --------------------------------------------------------------------------

   Options outstanding,
    beginning of year     1,318    $ 1.43-    823    $ 1.27-  847    $ 1.27-
                                   $16.05            $16.05          $16.05
     Granted                665      7.83-    785      7.65-  224      6.00-
                                     8.18              9.28           10.00
     Exercised             (197)     1.43-   (238)     1.27- (229)     1.27-
                                     3.19              3.19            8.65
     Lapsed or cancelled    (75)     8.10-    (52)     6.00-  (19)     1.55-
                                    10.00              8.65            8.65
                          -----             -----            ----
   Options outstanding,
    end of year           1,711    $ 1.79-  1,318    $ 1.43-  823    $ 1.27-
                          =====    $16.05   =====    $16.05  ====    $16.05

   Options exercisable    1,710    $ 1.79-  1,316    $ 1.43-  823    $ 1.27-
                          =====    $16.05   =====    $16.05  ====    $16.05
   Options available for
    grant                   874               415             397
                          =====             =====            ====


   5.  Employee Benefit Plans

   Employee Stock Purchase Plan
   The majority of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase plan sponsored by the Company. Under this plan, shares of the Company's and Thermo Electron's common stock may be purchased at the end of a 12-month plan year at 85% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 1995, 1994, and 1993, the Company issued 21,999 shares, 28,845 shares, and 23,677 shares of its common stock, respectively, under this plan. Employees of the Environmental Services Businesses of Thermo Instrument participated in an employee stock purchase plan sponsored by Thermo Instrument through the end of November 1994. Thereafter, they became eligible to participate in the Company's employee stock purchase plan.
                                       17PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements



   5.  Employee Benefit Plans (continued)

   401(k) Savings Plan and Employee Stock Ownership Plan
   The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan and employee stock ownership plan. Contributions to the Thermo Electron 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. Certain subsidiaries of the Company also have a defined contribution retirement plan, a union-sponsored, collectively bargained multiemployer pension plan, and 401(k) savings plans. For these plans, the Company contributed and charged to expense $1,654,000, $1,465,000, and $1,449,000 in fiscal 1995, 1994, and
   1993, respectively.

   Postemployment Benefits
   The Company provides certain postemployment benefits to former or inactive employees. In accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits," the Company recognizes the cost of postemployment benefits if certain criteria are met and the amount of benefits can be reasonably estimated.


   6.  Income Taxes

   As discussed in Note 1, the Company adopted SFAS No. 109 in fiscal 1994.

        The components of the income tax (provision) benefit are as follows:

   (In thousands)                                  1995      1994      1993
   ------------------------------------------------------------------------
   Currently (payable) prepaid:
    Federal                                     $(3,061)  $   139   $    51
    State                                        (1,063)      (41)     (129)
    Foreign                                         (96)       45      (138)
                                                -------   -------   -------
                                                 (4,220)      143      (216)
                                                -------   -------   -------
   (Deferred) prepaid, net:
    Federal                                       1,287       (50)     (642)
    State                                           303       (53)     (110)
                                                -------   -------   -------
                                                  1,590      (103)     (752)
                                                -------   -------   -------
                                                $(2,630)  $    40   $  (968)
                                                =======   =======   =======








                                       18PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   6.  Income Taxes (continued)

        The income tax (provision) benefit in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before income taxes, minority interest and cumulative effect of change in accounting principle due to the following:

   (In thousands)                                  1995      1994      1993
   ------------------------------------------------------------------------

   Income tax provision at statutory rate       $(3,744)  $(2,512)  $(2,602)
   Differences resulting from:
    Gain on issuance of stock by subsidiaries       456     1,526       798
    Minority interest in joint venture income
     (Note 3)                                     1,061     1,205     1,030
    Foreign tax rate and tax law differential       (10)     (114)        -
    State income taxes, net of federal tax         (502)      (62)     (158)
    Tax-exempt investment income                    180        34         -
    Nondeductible expenses                         (249)      (47)      (22)
    Other, net                                      178        10       (14)
                                                -------   -------   -------
                                                $(2,630)  $    40   $  (968)
                                                =======   =======   =======

        Deferred income taxes and prepaid income taxes in the accompanying balance sheet consist of the following:

   (In thousands)                                  1995      1994
   --------------------------------------------------------------
   Current and long-term deferred income taxes:
    Depreciation                                $ 2,376   $ 2,124
    Other deferred items                          1,740       306
                                                -------   -------
                                                $ 4,116   $ 2,430
                                                =======   =======
   Prepaid income taxes:
    Accrued compensation                        $ 3,623   $   292
    Reserves and other accruals                   3,112       815
    Allowance for doubtful accounts               1,444       169
    Depreciation                                     66       112
    Intangible assets                                57        55
    Net operating loss carryforward                 106       184
    Federal tax credit carryforward                  39        37
    Inventory basis difference                       57       263
                                                -------   -------
                                                  8,504     1,927
    Less: Valuation allowance                       276       276
                                                -------   -------
                                                $ 8,228   $ 1,651
                                                =======   =======

        The valuation allowance relates to the uncertainty surrounding the realization of the tax benefits attributable to federal operating losses, credit carryforwards, and purchase accounting reserves related to various acquisitions. The valuation allowance will be used to reduce "Cost in excess of net assets of acquired companies" when any portion of the related deferred tax asset is recognized.
                                       19PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   6.  Income Taxes (continued)

        A provision has not been made for U.S. or additional foreign taxes on $2,200,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.


   7.  Commitments and Contingencies

   Operating Leases
   The Company leases, land, office and manufacturing facilities, and equipment under operating leases expiring at various dates through fiscal 2009. The accompanying statement of income includes expenses from operating leases of $2,491,000, $2,509,000, and $2,468,000 in fiscal 1995, 1994, and
   1993, respectively. Future minimum payments due under noncancelable operating leases at April 1, 1995, are $2,594,000 in fiscal 1996; $1,659,000 in fiscal 1997; $1,120,000 in fiscal 1998; $765,000 in fiscal
   1999; $403,000 in fiscal 2000; and $1,632,000 in fiscal 2001 and thereafter. Total future minimum lease payments are $8,173,000. See Note 9 for office and manufacturing facilities leased from Thermo Electron.
        In March 1991, the Company's TPST Virginia subsidiary entered into a seven-year agreement, terminable at the Company's option with 90 days' notice, to operate one or more of its soil-remediation units at a site owned by a third party. Under the terms of the agreement, the Company pays a fee based on the gross remediation revenues generated from the operations at the site, less certain operating costs incurred by the Company. The accompanying statement of income includes expenses relating to this agreement of $307,000, $410,000, and $625,000 in fiscal 1995, 1994, and
   1993, respectively.
        In December 1994, the Company's Thermo Remediation subsidiary acquired a soil-remediation facility in Baltimore County, Maryland from the principals of Bryn Awel Corporation (Bryn Awel). Thermo Remediation will pay to Bryn Awel a royalty equal to 7.5% of the revenues in excess of $2.0 million each year from soil remediated at this facility. Thermo Remediation has an option to terminate such royalty payments (i) at anytime after the fifth anniversary of the acquisition in exchange for a payment equal to a multiple of the appraised value of the royalty stream or (ii) at anytime after the tenth anniversary of the acquisition in exchange for a payment equal to a multiple of the average of the annual royalty payments over the prior ten years.

   Litigation
   In January 1995, the Company, Thermo Remediation, and several third parties filed a lawsuit against Recycling Sciences International, Inc. (RSI) requesting a declaratory judgment that six U.S. patents owned by RSI are invalid and not infringed by Thermo Remediation's soil-remediation services and equipment, and asking the court to enjoin RSI from asserting any of these patents against the Company or Thermo Remediation. The suit follows continued allegations by RSI that Thermo Remediation's activities in treating petroleum-contaminated soil infringe a number of these patents. The Company agreed, in connection with the formation of Thermo Remediation, to indemnify and hold Thermo Remediation harmless against damages or other costs associated with any claims of infringement of intellectual property by the technology transferred by the Company to Thermo Remediation,
                                       20PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   7.  Commitments and Contingencies (continued)

   including claims which may be made by RSI. The Company continues to believe that RSI's accusations are unfounded and that Thermo Remediation's activities do not infringe any valid claims of the patents.
        The Company is also contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material effect upon the financial position of the Company or its results of operations.


   8.  Long-term Obligations and Other Financing Arrangements

   Long-term obligations of the Company are as follows:

                                                             1995      1994
   ------------------------------------------------------------------------
                                                             (In thousands)

   6 1/2% Subordinated convertible debentures,
    due 1997, convertible at $10.33 per share             $18,547   $18,547
   Promissory note to parent company, due
    April 1996 (Note 3) (a)                                15,000         -
   Promissory note to parent company, due
    June 1997 (Note 3) (a)                                 38,000         -
   Zero coupon promissory note, face value $28,000,000,
    due in two installments in February and
    May 1998 (Note 3)                                      22,569         -
   6.75% Mortgage loan, payable in monthly
    installments of $9,167 with final payment
    in 2008                                                 1,513         -
   Other                                                    1,874       185
                                                          -------   -------
                                                           97,503    18,732
   Less: Current maturities of long-term obligations          652         -
                                                          -------   -------
                                                          $96,851   $18,732
                                                          =======   =======

   (a) Bears interest at the Commercial Paper Composite Rate plus 25 basis points.

        The 6 1/2% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. During fiscal 1993, $138,000 of these debentures were converted into common stock of the Company.
        The annual requirements for long-term obligations as of April 1, 1995, are $652,000 in fiscal 1996; $15,610,000 in fiscal 1997; $68,441,000 in fiscal 1998; $11,395,000 in fiscal 1999; $110,000 in fiscal 2000; and
   $1,295,000 thereafter. Total requirements of long-term obligations are $97,503,000.
        The Company's J. Amerika subsidiary has a line of credit, denominated in Netherlands guilders, under which approximately $3,200,000 may be borrowed at the Netherlands discount rate plus 125 basis points. No funds were borrowed under this arrangement during fiscal 1995.



                                       21PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   8.  Long-term Obligations and Other Financing Arrangements (continued)

        In December 1994, Thermo Remediation borrowed $4,000,000 from Thermo Electron through issuance of a promissory note due June 29, 1995, and bearing interest at the Commercial Paper Composite Rate plus 25 basis points. The average interest rate on the note was 6.5% in fiscal 1995. The promissory note is included in "Notes payable and current maturities of long-term obligations" in the accompanying fiscal 1995 balance sheet (Note
   14).


   9.  Related Party Transactions

   Corporate Services Agreement
   The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.20% of the Company's revenues. Prior to January 1, 1995, the Company paid an annual fee equal to 1.25% of the Company's revenues. Prior to January 3, 1993, the Company paid an annual fee equal to 1% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $1,653,000, $1,377,000, and $1,119,000 in fiscal 1995, 1994, and
   1993, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

   Development Agreement
   The Company and Thermo Electron entered into a development agreement under which Thermo Electron agreed to fund up to $4.0 million of the direct and indirect costs of the Company's development of soil-remediation centers. In exchange for this funding, the Company granted Thermo Electron a royalty equal to approximately 3% of net revenues from soil-remediation services performed at the centers developed under the agreement. The royalty payments may cease if the amounts paid by the Company yield a certain internal rate of return to Thermo Electron on the funds advanced to the Company under the agreement. The Company recorded contract revenues of $776,000 and $1,793,000 under this agreement for development costs expended in fiscal 1994 and 1993, respectively. As of October 2, 1993, funding under this agreement was completed. Two sites have been developed under this agreement. The Company paid royalties of $432,000 in fiscal 1995, $351,000 in fiscal 1994, and $149,000 in fiscal 1993 relating to this agreement, which are included in "Selling, general and administrative expenses" in the accompanying statement of income.

                                       22PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   9.  Related Party Transactions (continued)

   Operating Leases
   The Company leases or subleases two office and manufacturing facilities from Thermo Electron under lease agreements expiring in fiscal 1997 and 2005. The accompanying statement of income includes expenses from the operating lease and sublease of $537,000 in fiscal 1995 and $426,000 in both fiscal 1994 and 1993. The future minimum payments due under the lease and sublease as of April 1, 1995, are $751,000 in both fiscal 1996 and 1997, $585,000 in fiscal 1998 through 2000, and $3,403,000 in fiscal 2001 and thereafter. Total future minimum payments are $6,660,000.

   Repurchase Agreement
   The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

   Short- and Long-term Obligations
   See Note 8 for a description of short- and long-term obligations of the Company held by Thermo Electron.


   10.  Common Stock

   At April 1, 1995, the Company had reserved 5,348,672 unissued shares of its common stock for possible issuance under stock-based compensation plans, issuance upon possible conversion of the 6 1/2% subordinated convertible debentures, and exercise of warrants.


   11.  Transactions in Stock of Subsidiaries

   During fiscal 1995, the Company's J. Amerika subsidiary completed private placements in Europe of 700,331 shares of its common stock at $3.75 per share. Net proceeds from the sales were $2,423,000, resulting in gains of $829,000. During fiscal 1995, the Company's Thermo Remediation subsidiary completed a private placement of 75,000 shares of its common stock at $9.67 per share. Net proceeds from the sale were $715,000, resulting in a gain of $229,000.
        During fiscal 1994, the Company's Thermo Remediation subsidiary completed an initial public offering of 1,785,000 shares of its common stock at $8.33 per share. Net proceeds from the sale were $13,505,000, resulting in a gain of $3,886,000. During fiscal 1994, Thermo Remediation also completed a private placement consisting of 300,000 units, comprising an aggregate of 300,000 shares of Thermo Remediation common stock, valued at $6.59 per share, and warrants to purchase 300,000 shares of Thermo Remediation common stock, valued at $.33 per warrant. The warrants expired in whole upon the closing of Thermo Remediation's initial public offering at a price above the warrants' exercise price of $6.93 per share. Net proceeds from the sale were $2,077,000, resulting in a gain on the issuance of shares of Thermo Remediation common stock of $602,000.
        During fiscal 1993, the Company's TPST Florida subsidiary completed two private placements. The private placements consisted of 94 units, comprising an aggregate of 94,000 shares of TPST Florida common stock, valued at $20.00 per share, and warrants to purchase 188,000 shares of the Company's common stock, valued at $1.50 per warrant. The warrants are exercisable at $11.34 per share during the five-year period commencing upon the date of effectiveness of a registration statement covering the common
                                       23PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   11.  Transactions in Stock of Subsidiaries (continued)

   stock issuable upon exercise of the warrants. Net proceeds from the sales were $2,162,000, resulting in a gain on the issuance of shares of TPST Florida common stock of $1,050,000.
        During fiscal 1993, the Company's TPST Southern California subsidiary completed two private placements. The private placements consisted of 180 units, comprising an aggregate of 90,000 shares of TPST Southern California common stock, valued at $21.00 and $21.50 per share, and warrants to purchase 225,000 shares of the Company's common stock, valued at $1.20 and $1.40 per warrant. The warrants are exercisable at $10.00 per share during the five-year period commencing upon the date of effectiveness of a registration statement covering the common stock issuable upon exercise of the warrants. Net proceeds from the sales were $2,200,000, resulting in a gain on the issuance of shares of TPST Southern California common stock of $1,298,000.
        Dividends declared by the Company's majority-owned subsidiaries were $2,012,000, $2,127,000, and $1,586,000 in fiscal 1995, 1994, and 1993, respectively. Dividends declared by the Company's majority-owned subsidiaries include $1,316,000 in fiscal 1995 that was allocated to the Company and reinvested in 113,491 shares of Thermo Remediation's common stock pursuant to Thermo Remediation's Dividend Reinvestment Plan adopted in fiscal 1995, and $1,608,000 in fiscal 1994 and $1,166,000 in fiscal 1993 that were paid to the Company in cash.
        The Company's percentage ownership of its majority-owned subsidiaries at year-end was as follows:

                                                    1995      1994      1993
   -------------------------------------------------------------------------

   J. Amerika                                        62%       72%       72%
   Thermo Remediation                                66        66         -
   TPST Southern California (a)                       -         -        85
   TPST Florida (a)                                   -         -        79
   TPST Virginia (a)                                  -         -        78
   TPST South Carolina (a)                            -         -        61

   (a) Included in Thermo Remediation effective October 1, 1993.


   12.  Significant Customers

   During fiscal 1995, 1994, and 1993, revenues derived from U.S. government agencies represented 6%, 16%, and 17%, respectively, of the Company's total revenues.





                                       24
PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   13.  Supplemental Cash Flow Information

   Supplemental cash flow information is as follows:

                                                         Year Ended
                                               ------------------------------

                                               April 1,   April 2,   April 3,
   (In thousands)                                  1995       1994       1993
   --------------------------------------------------------------------------

   Cash Paid (Refunded) For:
    Interest                                  $  2,507    $  1,938  $    668
    Income taxes, net                         $    952    $    881  $   (798)

   Noncash Activities:
    Fair value of assets of acquired
     companies                                $ 86,721    $  5,250  $  9,713
    Cash paid for acquired companies           (39,559)     (4,150)   (7,194)
    Issuance of notes payable for acquired
     business                                  (22,300)         -     (1,000)
    Issuance of subsidiary common stock for
     acquired business                            (857)          -         -
    Issuance of stock options for acquired
     business                                   (6,923)          -         -
                                              --------    --------  --------
      Liabilities assumed of acquired
       companies                              $ 17,082    $  1,100  $  1,519
                                              ========    ========  ========
    Conversions of subordinated convertible
     debentures (Note 8)                      $      -    $      -  $    138
    Issuance of Company common stock to
     former owner of acquired business
     (Note 3)                                 $    840    $      -  $      -

    See Notes 3 and 14 for discussion of the environmental services joint venture.


   14.  Subsequent Events

   Acquisitions
   On May 9, 1995, the Company agreed to dissolve the Thermo Terra Tech joint venture and to purchase the businesses formerly operated by the joint venture from Thermo Instrument for $34,267,000 in cash, effective April 2, 1995. As a result of this transaction, the Company increased its ownership in the businesses operated by the joint venture from 51% to 100%. Based on unaudited data, if the acquisition of Thermo Instrument's share of such businesses by the Company had occurred at the beginning of fiscal 1994, income before cumulative effect of change in accounting principle and earnings per share on a pro forma basis would have been $5,953,000 and $.35, respectively, for fiscal 1995 and $6,209,000 and $.37, respectively, for fiscal 1994. The Company borrowed the purchase price from Thermo Electron through the issuance of a $35 million promissory note that bears interest at the Commercial Paper Composite Rate plus 25 basis points and is due May 13, 1997.

                                       25PAGE

   Thermo Process Systems Inc.
   Notes to Consolidated Financial Statements


   14.  Subsequent Events (continued)

        On May 10, 1995, the Company acquired substantially all of the assets of Lancaster Laboratories, Inc. and its affiliate Clewmark Holdings (collectively Lancaster Laboratories). Lancaster Laboratories, based in Lancaster, Pennsylvania, is a provider of high-quality analytical services to the environmental, food, and pharmaceutical industries. Lancaster Laboratories had gross revenues of approximately $29,000,000 for the fiscal year ended September 30, 1994. The base purchase price for the assets was $16,760,000 in cash, plus the assumption of approximately $5,400,000 in bank indebtedness existing as of the closing of the acquisition. The purchase price is subject to a post-closing adjustment. The Company has also agreed to pay an amount, not to exceed $600,000, if Lancaster Laboratories achieves certain performance goals through the period ending September 30, 1995. In no event will the aggregate purchase price, including bank indebtedness assumed by the Company, exceed $25,000,000.

   Debenture Offering and Private Placement of Subsidiary Common Stock
   On May 4, 1995, the Company's Thermo Remediation subsidiary issued and sold in Europe $37,950,000 principal amount of 4 7/8% subordinated convertible debentures due 2000. The debentures are convertible into shares of Thermo Remediation's common stock at a conversion price of $17.92 per share and are guaranteed on a subordinated basis by Thermo Electron. Thermo Process has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. In addition, Thermo Remediation sold 500,000 shares of its common stock at $13.25 per share in a private placement for net proceeds of approximately $6,600,000. Following the private placement, the Company owned 63% of the outstanding stock of Thermo Remediation. In June 1995, Thermo Remediation repaid its $4,000,000 note payable to Thermo Electron with proceeds from the offering.






                                       26PAGE

   Report of Independent Public Accountants

   To the Shareholders and Board of Directors of Thermo Process Systems Inc.:

   We have audited the accompanying consolidated balance sheet of Thermo Process Systems Inc. (a Delaware corporation and an 80%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of April 1, 1995 and April 2, 1994, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended April 1, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Process Systems Inc. and subsidiaries as of April 1, 1995 and April 2, 1994, and the results of their operations and their cash flows for each of the three years in the period ended April 1, 1995, in conformity with generally accepted accounting principles.
        As discussed in Note 1 to the consolidated financial statements, effective April 4, 1993, the Company changed its method of accounting for income taxes and effective April 2, 1994, the Company changed its method of accounting for investments in debt and marketable equity securities.




                                           Arthur Andersen LLP




   Boston, Massachusetts
   May 9, 1995 (except with respect to the matters discussed in Note 14 as to which the date is June 2, 1995)













                                       27PAGE

   Thermo Process Systems Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations

   Overview

   The Company's majority-owned public subsidiary, Thermo Remediation Inc. (Thermo Remediation), provides soil-remediation services through a network of regional centers. These soil-remediation centers thermally treat soil to remove and destroy petroleum contamination caused by leaking storage tanks, spills, and other sources. Through Thermo Remediation's November 1993 acquisition of Thermo Fluids, the Company also collects and recycles used motor oil and provides services such as wastewater processing. In February 1995, the Company acquired Elson T. Killam Associates, Inc. (Killam Associates), a leading provider of comprehensive environmental consulting and professional engineering services in selected areas of the United States. The Company's majority-owned J. Amerika N.V. (J. Amerika) subsidiary is a provider in the Netherlands of underground tank and other environmental services. In March 1995, J. Amerika acquired Refining and Trading Holland B.V. (North Refinery), which specializes in processing "off-spec" and contaminated petroleum fluids into usable products. In recognition of its changing focus, J. Amerika intends to change its name to Thermo EuroTech N.V. The Company's Thermo Terra Tech businesses provide environmental science and consulting services, laboratory-based testing, and nuclear-radiation safety services. Terra Tech Labs, Inc. (later renamed Thermo Analytical Inc.), which was acquired in January 1994, specializes in fast-response testing of petroleum-contaminated soils and groundwater. In August 1994, Thermo Terra Tech acquired RMC Environmental Services, Inc. (RMC), an environmental consulting and analytical laboratory services firm specializing in environmental science, hydropower consulting, and analytical laboratory services. The Company also performs metallurgical processing services, using thermal-treatment equipment owned by the Company and designs, manufactures, and installs advanced custom-engineered thermal-processing systems.

   Results of Operations

   Fiscal 1995 Compared With Fiscal 1994

   Total revenues were $133.8 million in fiscal 1995, compared with $110.1 million in fiscal 1994, an increase of 21%. Service revenues increased 27% to $119.4 million in fiscal 1995 from $94.3 million in fiscal 1994. Revenues from analytical and consulting services increased 29% to $70.9 million in fiscal 1995 from $54.8 million in fiscal 1994. This increase is due to the inclusion of approximately $13.2 million in revenues from businesses acquired in late fiscal 1994 and in fiscal 1995 and, to a lesser extent, revenues generated from a long-term environmental restoration contract for the U.S. Department of Energy's Hanford site. Revenues from the Company's remediation services increased 27% to $36.5 million in fiscal 1995, due primarily to an increase in the volume of soil processed at the Company's soil-remediation centers located in Southern California and Florida and, to a lesser extent, additional revenues of $3.8 million from businesses acquired in late fiscal 1994 and in fiscal 1995. Metallurgical processing services revenues increased 15% to $12.3 million in fiscal 1995 from $10.7 million in fiscal 1994, due primarily to the Company's efforts to increase its nongovernment business.


                                       28PAGE

   Thermo Process Systems Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Fiscal 1995 Compared With Fiscal 1994 (continued)

        "Contract revenues from related party" in fiscal 1994 and 1993 represents funding under an agreement between the Company and Thermo Electron Corporation (Thermo Electron) to fund up to $4.0 million of the direct and indirect costs of the Company's development of soil-remediation centers (see Note 9 to Consolidated Financial Statements). The Company earned no profit from this funding. As of October 2, 1993, funding under this agreement was completed. Any expenses incurred in connection with the development of additional soil-remediation centers subsequent to October 2, 1993, are included in "Product and new business development expenses" in the accompanying statement of income.

        Product revenues from sales of custom-engineered thermal-processing systems were $14.4 million in fiscal 1995, compared with $15.0 million in fiscal 1994. Although this business remains depressed and is subject to intense competition, backlog increased to $4.4 million at April 1, 1995, compared with $3.5 million at April 2, 1994.

        The gross profit margin increased to 26% in fiscal 1995 from 24% in fiscal 1994. The gross profit margin on service revenues increased to 28% in fiscal 1995 from 26% in fiscal 1994. The gross profit margin on analytical and consulting services improved to 25% in fiscal 1995 from 23% in fiscal 1994 due to higher gross margins at businesses acquired during the year. The gross profit margin on remediation services remained relatively constant at 37% in fiscal 1995, compared with 36% in fiscal 1994. The gross profit margin on metallurgical processing services increased to 14% in fiscal 1995 from 8% in fiscal 1994 as a result of the Company's efforts to increase nongovernment business. The gross profit margin on product revenues increased to 17% in fiscal 1995 from 13% in fiscal 1994 as a result of more profitable contracts in process during fiscal 1995, compared with fiscal 1994.

        Selling, general and administrative expenses as a percentage of revenues remained relatively unchanged at 19.6% in fiscal 1995, compared with 19.2% in fiscal 1994.

        The Company recorded gains on the issuance of stock by subsidiaries of $1.3 million in fiscal 1995 and $4.5 million in fiscal 1994. See Notes 1 and 11 to Consolidated Financial Statements for a more complete description of these transactions.

        Net interest income was $0.5 million in fiscal 1995, compared with $0.6 million in fiscal 1994. An increase in interest expense due to borrowings from Thermo Electron in May 1994 to fund the Company's investment in Thermo Terra Tech and in February 1995 to fund the Company's acquisition of Killam Associates was offset in part by higher average investment balances.

        See Note 6 to Consolidated Financial Statements for a reconciliation of the statutory tax rate to the effective tax rate.


                                       29PAGE

   Thermo Process Systems Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Fiscal 1994 Compared With Fiscal 1993

   Total revenues were $110.1 million in fiscal 1994, compared with $104.9 million in fiscal 1993, an increase of 5%. Service revenues increased 9% to $94.3 million in fiscal 1994 from $86.3 million in fiscal 1993. Remediation services contributed approximately $9.7 million of additional revenues, while revenues from analytical and consulting services were virtually unchanged from the prior year. The increase in revenues from remediation services is primarily attributable to the first full year of operations at three new soil-remediation centers and, to a lesser extent, the November 1993 acquisition of Thermo Fluids. The increase in service revenues is also due to the January 1994 acquisition of Terra Tech Labs, Inc., which contributed revenues of $0.8 million. Metallurgical processing services revenues declined approximately $1.4 million as a result of continued slowdowns in the aerospace and defense industries.

        "Contract revenues from related party" in fiscal 1994 and fiscal 1993 represents funding under an agreement between the Company and Thermo Electron to fund up to $4.0 million of the direct and indirect costs of the Company's development of soil-remediation centers (see Note 9 to Consolidated Financial Statements).

        Product revenues from sales of custom-engineering thermal-processing systems were $15.0 million in fiscal 1994, compared with $16.9 million in fiscal 1993. This business remains depressed. As a result of the continued worldwide overcapacity in the automotive and heavy-equipment industries, recent increases in automobile sales have not generated corresponding increases in capital spending on products such as those offered by the Company's Holcroft division. In addition, the Company has encountered significant competition in this business. As a result of these market conditions, backlog declined to $3.5 million at April 2, 1994, from $6.7 million at April 3, 1993.

        The gross profit margin increased to 24% in fiscal 1994 from 20% in fiscal 1993. The gross profit margin on service revenues increased to 26% in fiscal 1994 from 22% in fiscal 1993 due to higher gross profit margins from remediation services and analytical and consulting services. The gross profit margin on remediation services improved due primarily to an increase in the volume of soil processed and operational efficiencies achieved through the introduction of more automated and efficient remediation equipment during fiscal 1994. Improvements from analytical and consulting services relate to ongoing cost-containment programs. These increases were offset in part by lower gross profit margins at the metallurgical processing services operations as a result of a decline in revenues. The gross profit margin on product revenues increased slightly to 13% in fiscal 1994 from 12% in fiscal 1993. Despite reduced volume at the Company's Holcroft division, actions to reduce costs have allowed the Company to improve its gross profit margin.

        Selling, general and administrative expenses increased to $21.2 million in fiscal 1994 from $17.0 million in fiscal 1993 due to the operation of six soil-remediation centers for the full year in fiscal 1994, compared with four centers for the majority of fiscal 1993; the inclusion of $506,000 of Thermo Fluids' and Terra Tech Labs, Inc.'s selling, general and administrative expenses; as well as expanded efforts for a national marketing program and marketing efforts at planned remediation site locations.
                                       30PAGE

   Thermo Process Systems Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Fiscal 1994 Compared With Fiscal 1993 (continued)

        "Costs associated with divisional restructuring" in fiscal 1994 represents a one-time noncash charge for the write-off of mobile soil-remediation assets and other related expenses. The Company has decided to no longer actively pursue mobile soil-remediation projects.

        The Company recorded gains on the issuance of stock by subsidiaries of $4.5 million in fiscal 1994 and $2.3 million in fiscal 1993. See Notes 1 and 11 to Consolidated Financial Statements for a more complete description of these transactions.

        Net interest income decreased to $0.6 million in fiscal 1994 from $0.8 million in fiscal 1993, primarily as a result of lower prevailing interest rates.

        The Company recorded a tax benefit of $40,000 in fiscal 1994, compared with a tax provision of $1.0 million in fiscal 1993. See Note 6 to Consolidated Financial Statements for a reconciliation of the statutory tax rate to the effective tax rate.

        During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which resulted in a cumulative tax benefit of $0.5 million.

   Financial Condition

   Liquidity and Capital Resources

        Consolidated working capital, including cash, cash equivalents, and short-term available-for-sale investments, increased to $64.7 million at April 1, 1995 from $51.6 million at April 2, 1994. Cash, cash equivalents, and short- and long-term available-for-sale investments were $51.5 million at April 1, 1995, compared with $50.5 million at April 2, 1994. In addition, at April 1, 1995, the Company had $22.6 million of long-term held-to-maturity investments. Of the $51.5 million balance at April 1, 1995, $16.9 million was held by the Company's majority-owned subsidiaries, $31.0 million was held by the Thermo Terra Tech joint venture, and the remainder by the Company and its wholly owned subsidiaries. In May 1994, the Company borrowed $15 million from Thermo Electron to fund the Company's investment in Thermo Terra Tech. In February 1995, the Company borrowed $38 million from Thermo Electron to fund the Company's acquisition of Killam Associates. In connection with the financing of acquisitions, Thermo Remediation issued to Thermo Electron a $4 million promissory note. During fiscal 1995, the Company expended $38.2 million, net of cash, for acquisitions. In September 1994 and October 1994, the Company's J. Amerika subsidiary completed private placements of its common stock for net proceeds of $2.4 million. In May 1994, the Company's Thermo Remediation subsidiary completed a private placement of its common stock for net proceeds of $0.7 million.



                                       31PAGE

   Thermo Process Systems Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Liquidity and Capital Resources (continued)

        Subsequent to the end of fiscal 1995, the Company agreed to dissolve the Thermo Terra Tech joint venture and to purchase from Thermo Instrument the businesses formerly operated by the joint venture for $34.3 million in cash. To fund the purchase, the Company borrowed $35 million from Thermo Electron through the issuance of a promissory note due May 1997. Also subsequent to the end of fiscal 1995, the Company acquired Lancaster Laboratories, Inc. and its affiliate Clewmark Holdings for approximately $16.8 million in cash, plus the assumption of approximately $5.4 million in bank indebtedness. The purchase price is subject to a post-closing adjustment, yet in no event will the aggregate purchase price exceed $25 million.

        Also subsequent to the end of fiscal 1995, the Company's Thermo Remediation subsidiary issued and sold in Europe $38 million principal amount of 4 7/8% subordinated debentures due 2000 and convertible into shares of Thermo Remediation common stock. In addition, Thermo Remediation sold 500,000 shares of its common stock in a private placement for net proceeds of approximately $6.6 million. In June 1995, Thermo Remediation repaid its $4 million note payable to Thermo Electron with proceeds from the offering.

        Although the Company has no material capital expenditure commitments, such expenditures will largely be affected by the number of soil-remediation centers that can be developed or acquired during the year, as well as acquisitions of companies that are consistent with the Company's strategic plan for growth. The Company believes that it has adequate resources to meet the financial needs of its current operations for the foreseeable future.











                                       32PAGE

   Thermo Process Systems Inc.

   Quarterly Information (Unaudited)
   (In thousands except per share amounts)

                                                    Fiscal 1995 (a)
                                       -------------------------------------

                                        First  Second(b)    Third  Fourth(c)
   -------------------------------------------------------------------------

   Revenues                           $28,864   $31,015   $34,671   $39,253
   Gross profit                         7,196     8,207     8,481    11,367
   Net income                             881     1,028     1,142     1,064
   Earnings per share                     .05       .06       .07       .06

                                                   Fiscal 1994 (d)
                                      --------------------------------------

                                     First(e)    Second  Third(f)  Fourth(g)
   -------------------------------------------------------------------------

   Revenues                           $27,667   $26,327   $27,222   $28,915
   Gross profit                         6,536     5,952     5,912     7,589
   Income before cumulative effect
    of change in accounting
    principle                             615       778     1,081       935
   Net income                           1,115       778     1,081       935
   Earnings per share before
    cumulative effect of change
    in accounting principle               .04       .05       .06       .06
   Earnings per share                     .07       .05       .06       .06

   (a) Results include nontaxable gains of $229,000, $668,000, $161,000, and $285,000 in the first, second, third, and fourth quarters, respectively, from the issuance of stock by subsidiaries.
   (b) Results reflect the August 1994 acquisition of RMC Environmental Services, Inc.
   (c) Results reflect the February 1995 acquisition of Engineering, Technology and Knowledge Corporation.
   (d) Results include nontaxable gains of $602,000, $3,637,000, and $249,000 in the second, third, and fourth quarters, respectively, from the issuance of stock by subsidiaries.
   (e) Reflects the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
   (f) Results reflect the November 1993 acquisition of Thermo Fluids.
   (g) Results reflect the January 1994 acquisition of Terra Tech Labs, Inc.










                                       33PAGE

   Thermo Process Systems Inc.

   Selected Financial Information

   (In thousands except
   per share amounts)          1995(a)   1994(b)      1993      1992      1991
   ---------------------------------------------------------------------------

   Statement of Income Data:
    Revenues                 $133,803  $110,131  $104,949  $103,019  $113,430
    Income before cumulative
     effect of change in
     accounting principle       4,115     3,409     3,164     1,035     4,463
    Net income                  4,115     3,909     3,164     1,035     4,463
    Earnings per share
     before cumulative
     effect of change in
     accounting principle         .24       .20       .19       .06       .27
    Earnings per share            .24       .23       .19       .06       .27

   Balance Sheet Data:
    Working capital          $ 64,696  $ 51,612  $ 49,542  $ 53,481  $ 52,998
    Total assets              271,673   155,434   134,114   129,230   130,473
    Long-term obligations      96,851    18,732    18,743    18,918    23,239
    Shareholders' investment   77,601    62,559    57,619    54,820    48,498

   (a) Reflects the acquisitions of RMC Environmental Services, Inc. in August 1994 and Engineering, Technology and Knowledge Corporation in February 1995 and the issuance of $53 million of long-term promissory notes to Thermo Electron Corporation.
   (b) Reflects Thermo Remediation Inc.'s private placement and initial public offering of common stock for net proceeds of $15.6 million and the acquisitions of Thermo Fluids in November 1993 and Terra Tech Labs, Inc. in January 1994. Also reflects the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."













                                       34PAGE

   Thermo Process Systems Inc.

   Common Stock Market Information

   The following table shows the market range for the Company's common stock based on reported sale prices on the American Stock Exchange (symbol TPI) for fiscal 1995 and 1994.

                                             Fiscal 1995         Fiscal 1994
                                           --------------      --------------

   Quarter                                 High       Low      High       Low
   --------------------------------------------------------------------------

   First                                $ 8 7/8   $ 8       $ 9 3/8   $ 7 1/2
   Second                                 8 3/8     8         9 3/4     7 1/2
   Third                                  8 1/4     7 3/4    10 1/4     7 3/4
   Fourth                                 8 7/8     7 3/4     9 1/4     7 7/8

        As of May 26, 1995, the Company had 735 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on May 26, 1995, was $11 1/4 per share.

        Common stock of Thermo Remediation Inc., the Company's majority-owned public subsidiary, is traded on the American Stock Exchange (symbol THN).

   Dividend Policy

   The Company has never paid cash dividends because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

   Shareholder Services

   Shareholders of Thermo Process Systems Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Process Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, by letter or by telephone at (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly and annual reports as quickly as possible. If you would like your name added to the list, please notify this office.

   Form 10-K Report

   A copy of the Annual Report on Form 10-K for the fiscal year ended April 1, 1995, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Process Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.






                                       35PAGE

   Thermo Process Systems Inc.

   Stock Transfer Agent

   The American Stock Transfer & Trust Company is the transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

   Annual Meeting

   The annual meeting of shareholders will be held on Tuesday, September 19, 1995.