Form 10-K, Exhibit 13
period 1996-03-30
THERMO TERRATECH INC
filed 1996-05-31
CIK 796038

Exhibit 13





















                              THERMO TERRATECH INC.

             Consolidated Financial Statements as of March 30, 1996
PAGE

   Thermo TerraTech Inc.
   Consolidated Statement of Income
                                                         Year Ended
                                              -------------------------------
                                              March 30,   April 1,   April 2,
   (In thousands)                                  1996       1995       1994
   --------------------------------------------------------------------------
   Revenues (Note 14):
     Service revenues                         $197,727    $119,422  $ 94,326
     Product revenues                           19,670      14,381    15,029
     Contract revenues from related party
       (Note 9)                                      -           -       776
                                              --------    --------  --------
                                               217,397     133,803   110,131
                                              --------    --------  --------
   Costs and Operating Expenses:
     Cost of service revenues                  136,856      86,570    70,230
     Cost of product revenues                   17,001      11,982    13,136
     Cost of contract revenues from related
       party (Note 9)                                -           -       776
     Selling, general and administrative
       expenses (Note 9)                        47,638      26,257    21,195
     Product and new business development
       expenses                                  1,086         883       447
     Restructuring and other nonrecurring
       costs (Note 12)                           4,995           -     2,661
                                              --------    --------  --------
                                               207,576     125,692   108,445
                                              --------    --------  --------

   Operating Income                              9,821       8,111     1,686

   Interest Income                               5,102       3,322     1,955
   Interest Expense (includes $5,464 and
     $1,071 to parent company in fiscal
     fiscal 1996 and 1995)                     (10,730)     (2,855)   (1,387)
   Gain on Issuance of Stock by Subsidiaries
     (Note 11)                                   4,127       1,343     4,488
   Gain on Sale of Investments (includes
     $1,089 on sale of related party
     debentures in fiscal 1995)                    180       1,092       645
   Loss on Sale of Assets (Note 12)               (569)          -         -
                                              --------     -------  --------

   Income Before Income Taxes, Minority
     Interest and Cumulative Effect of Change
     in Accounting Principle                     7,931      11,013     7,387
   Income Tax (Provision) Benefit (Note 6)      (3,490)     (2,630)       40
   Minority Interest Expense                    (1,223)     (4,268)   (4,018)
                                              --------    --------  --------

   Income Before Cumulative Effect of Change
     in Accounting Principle                     3,218       4,115     3,409
   Cumulative Effect of Change in Accounting
     Principle (Note 1)                              -           -       500
                                              --------    --------  --------
   Net Income                                 $  3,218    $  4,115  $  3,909
                                              ========    ========  ========
                                        2PAGE

   Thermo TerraTech Inc.
   Consolidated Statement of Income (continued)
                                                         Year Ended
                                              -------------------------------
                                              March 30,   April 1,   April 2,
   (In thousands except per share amounts)         1996       1995       1994
   --------------------------------------------------------------------------
   Earnings per Share Before Cumulative Effect
     of Change in Accounting Principle        $    .18    $    .24  $    .20
                                              ========    ========  ========

   Earnings per Share                         $    .18    $    .24  $    .23
                                              ========    ========  ========

   Weighted Average Shares                      18,237      17,143    16,863
                                              ========    ========  ========


   The accompanying notes are an integral part of these consolidated financial statements.


























                                        3PAGE

   Thermo TerraTech Inc.
   Consolidated Balance Sheet
                                                       March 30,    April 1,
   (In thousands)                                           1996        1995
   -------------------------------------------------------------------------
   Assets
   Current Assets:
     Cash and cash equivalents                         $ 31,182     $ 35,808
     Short-term available-for-sale investments,
       at quoted market value (amortized cost of
       $7,007 and $5,179) (Note 2)                        7,004        5,155
     Accounts receivable, less allowances
       of $2,837 and $3,560                              44,053       27,949
     Unbilled contract costs and fees                    20,241       16,481
     Inventories                                          4,755        2,732
     Prepaid expenses                                     4,345        3,788
     Prepaid and refundable income taxes (Note 6)         9,500        8,228
                                                       --------     --------
                                                        121,080      100,141
                                                       --------     --------

   Property, Plant and Equipment, at Cost, Net           81,845       59,737
                                                       --------     --------

   Long-term Available-for-sale Investments,
     at Quoted Market Value (amortized cost
     of $2,108 and $10,687) (Note 2)                      2,098       10,564
                                                       --------     --------

   Long-term Held-to-maturity Investments, at
     Amortized Cost (quoted market value of
     $24,963 and $22,810) (Note 2)                       24,251       22,569
                                                       --------     --------

   Other Assets                                          12,931       12,146
                                                       --------     --------

   Cost in Excess of Net Assets of Acquired
     Companies (Notes 3 and 12)                          89,804       66,516
                                                       --------     --------
                                                       $332,009     $271,673
                                                       ========     ========



                                        4PAGE

   Thermo TerraTech Inc.
   Consolidated Balance Sheet (continued)
                                                    March 30,        April 1,
   (In thousands except share amounts)                   1996            1995
   --------------------------------------------------------------------------
   Liabilities and Shareholders' Investment
   Current Liabilities:
     Accounts payable                                $ 10,841       $  9,612
     Notes payable and current maturities of
       long-term obligations (includes $15,000 and
       $4,000 due to parent company)
       (Notes 3, 8, and 16)                            19,711          4,652
     Billings in excess of revenues earned              3,012            835
     Accrued payroll and employee benefits              9,801          6,845
     Accrued income taxes                                   -          1,773
     Other accrued expenses (Note 3)                    6,808          8,612
     Due to parent company                              3,459          3,116
                                                     --------       --------
                                                       53,632         35,445
                                                     --------       --------

   Deferred Income Taxes (Note 6)                       3,377          4,116
                                                     --------       --------

   Other Deferred Items                                   980          1,057
                                                     --------       --------

   Long-term Obligations (Notes 8 and 13):
     Subordinated convertible debentures               56,132         18,547
     Other (includes $73,000 and $53,000 due to
       parent company) (Notes 3 and 16)                99,252         78,304
                                                     --------       --------
                                                      155,384         96,851
                                                     --------       --------

   Minority Interest                                   32,295         56,603
                                                     --------       --------

   Commitments and Contingencies (Note 7)

   Shareholders' Investment (Notes 4 and 10):
     Common stock, $.10 par value, 30,000,000
       shares authorized; 17,598,013 and
       17,414,322 shares issued                         1,760          1,741
     Capital in excess of par value                    59,419         53,559
     Retained earnings                                 24,945         21,727
     Treasury stock at cost, 34,531 and 71,072
       shares                                            (410)          (864)
     Cumulative translation adjustment                    635          1,526
     Net unrealized loss on available-for-sale
       investments (Note 2)                                (8)           (88)
                                                     --------       --------
                                                       86,341         77,601
                                                     --------       --------
                                                     $332,009       $271,673
                                                     ========       ========

   The accompanying notes are an integral part of these consolidated financial statements.
                                        5PAGE

   Thermo TerraTech Inc.
   Consolidated Statement of Cash Flows
                                                         Year Ended
                                               ------------------------------
                                              March 30,   April 1,   April 2,
   (In thousands)                                  1996       1995       1994
   --------------------------------------------------------------------------
   Operating Activities:
     Net income                               $  3,218    $  4,115  $  3,909
     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Depreciation and amortization          10,834       6,615     5,653
         Restructuring and other nonrecurring
           costs (Note 12)                       4,995           -     2,661
         Loss on sale of assets (Note 12)          569           -         -
         Minority interest expense               1,223       4,268     4,018
         Provision for losses on accounts
           receivable                               73         162       424
         Other noncash expenses                  1,541       1,634     1,075
         Increase (decrease) in deferred
           income taxes                           (646)          -       713
         Gain on issuance of stock by
           subsidiaries (Note 11)               (4,127)     (1,343)   (4,488)
         Gain on sale of investments              (180)     (1,092)     (645)
         Cumulative effect of change in
           accounting principle (Note 1)             -           -      (500)
         Changes in current accounts,
           excluding the effects of
           acquisitions:
             Accounts receivable                 1,190      (1,547)     (362)
             Inventories and unbilled
               contract costs and fees          (5,411)     (1,752)     (895)
             Other current assets                  430         267      (493)
             Current liabilities                (5,214)     (3,942)      498
                                              --------    --------  --------
               Net cash provided by
                 operating activities            8,495       7,385    11,568
                                              --------    --------  --------
   Investing Activities:
     Acquisitions, net of cash acquired
       (Note 3)                                (43,824)    (38,188)   (4,150)
     Purchase of minority interest in Thermo
       Terra Tech joint venture (Note 3)       (34,267)          -         -
     Proceeds from sale and maturities of
       available-for-sale investments           37,795      19,252    59,401
     Purchases of available-for-sale
       investments                             (30,864)          -   (74,650)
     Purchases of held-to-maturity
       investments                                   -     (22,300)        -
     Purchases of property, plant and
       equipment                               (16,492)     (7,030)   (7,491)
     Purchase of other assets                   (1,090)          -         -
     Other                                         400        (380)     (197)
                                              --------    --------  --------
               Net cash used in investing
                 activities                   $(88,342)   $(48,646) $(27,087)
                                              --------    --------  --------
                                        6PAGE

   Thermo TerraTech Inc.
   Consolidated Statement of Cash Flows (continued)
                                                         Year Ended
                                              -------------------------------
                                              March 30,   April 1,   April 2,
   (In thousands)                                  1996       1995       1994
   --------------------------------------------------------------------------
   Financing Activities:
     Net proceeds from issuance of subordinated
       convertible debentures (Note 8)        $ 36,889     $     -  $      -
     Issuance of notes payable to parent
       company (Notes 3 and 8)                  35,000      57,000         -
     Repayment of note payable to parent
       company (Notes 3 and 8)                  (4,000)          -         -
     Proceeds from issuance of Company and
       subsidiaries' common stock and warrants
       (Note 11)                                 7,662       3,903    15,999
     Issuance of note receivable (Note 3)         (653)       (700)        -
     Issuance of short-term obligations          2,178           -         -
     Repayment of note payable                    (688)          -         -
     Dividends paid by subsidiaries to minority
       shareholders                               (810)       (685)     (519)
     Environmental Services Businesses transfer
       of cash to Thermo Instrument (Note 3)         -           -    (2,703)
     Other                                          63        (124)     (103)
                                              --------    --------  --------
               Net cash provided by
                 financing activities           75,641      59,394    12,674
                                              --------    --------  --------

   Exchange Rate Effect on Cash                   (420)      1,699      (344)
                                              --------    --------  --------

   Increase (Decrease) in Cash and Cash
     Equivalents                                (4,626)     19,832    (3,189)
   Cash and Cash Equivalents at Beginning of
     Year                                       35,808      15,976    19,165
                                              --------    --------  --------

   Cash and Cash Equivalents at End of Year   $ 31,182    $ 35,808  $ 15,976
                                              ========    ========  ========

   See Note 15 for supplemental cash flow information.


   The accompanying notes are an integral part of these consolidated financial statements.


                                        7PAGE

   Thermo TerraTech Inc.
   Consolidated Statement of Shareholders' Investment

                                               Common
                                               Stock,   Capital in
                                             $.10 Par    Excess of   Retained
   (In thousands)                               Value    Par Value   Earnings
   --------------------------------------------------------------------------

   Balance April 3, 1993                     $ 1,709      $45,191    $13,703

   Net income                                      -            -      3,909
   Issuance of stock under employees'
     and directors' stock plans                   16          469          -
   Effect of majority-owned subsidiaries'
     equity transactions                           -          796          -
   Effect of change in accounting
     principle (Note 2)                            -            -          -
   Translation adjustment                          -            -          -
                                             -------      -------    -------

   Balance April 2, 1994                       1,725       46,456     17,612

   Net income                                      -            -      4,115
   Issuance of stock under employees'
     and directors' stock plans                   16          582          -
   Tax benefit related to employees'
     and directors' stock plans                    -        1,249          -
   Issuance of stock for acquired
     company (Note 3)                              -       (1,326)         -
   Issuance of Company stock options
     for acquired company (Note 3)                 -        6,923          -
   Effect of majority-owned subsidiaries'
     equity transactions                           -         (325)         -
   Change in net unrealized loss on
     available-for-sale investments (Note 2)       -            -          -
   Translation adjustment                          -            -          -
                                             -------      -------    -------

   Balance April 1, 1995                       1,741       53,559     21,727

   Net income                                      -            -      3,218
   Issuance of stock under employees'
     and directors' stock plans                   15          268          -
   Tax benefit related to employees'
     and directors' stock plans                    -          585          -
   Conversions of subordinated convertible
     debentures                                    4          351          -
   Effect of majority-owned subsidiaries'
     equity transactions                           -        4,656          -
   Change in net unrealized loss on
     available-for-sale investments (Note 2)       -            -          -
   Translation adjustment                          -            -          -
                                             -------      -------    -------

   Balance March 30, 1996                    $ 1,760      $59,419    $24,945
                                             =======      =======    =======
                                        8PAGE

   Thermo TerraTech Inc.
   Consolidated Statement of Shareholders' Investment (continued)

                                                                          Net
                                                                   Unrealized
                                                                      Loss on
                                                   Cumulative      Available-
                                       Treasury   Translation        for-sale
   (In thousands)                         Stock    Adjustment     Investments
   --------------------------------------------------------------------------
   Balance April 3, 1993               $(2,956)      $   (28)        $     -

   Net income                                -             -               -
   Issuance of stock under employees'
     and directors' stock plans             45             -               -
   Effect of majority-owned subsidiaries'
     equity transactions                     -             -               -
   Effect of change in accounting
     principle (Note 2)                      -             -             346
   Translation adjustment                    -          (641)              -
                                       -------       -------         -------
   Balance April 2, 1994                (2,911)         (669)            346

   Net income                                -             -               -
   Issuance of stock under employees'
     and directors' stock plans           (119)            -               -
   Tax benefit related to employees'
     and directors' stock plans              -             -               -
   Issuance of stock for acquired
     company (Note 3)                    2,166             -               -
   Issuance of Company stock options
     for acquired company (Note 3)           -             -               -
   Effect of majority-owned subsidiaries'
     equity transactions                     -             -               -
   Change in net unrealized loss on
     available-for-sale investments
     (Note 2)                                -             -            (434)
   Translation adjustment                    -         2,195               -
                                       -------       -------         -------
   Balance April 1, 1995                  (864)        1,526             (88)

   Net income                                -             -               -
   Issuance of stock under employees'
     and directors' stock plans            454             -               -
   Tax benefit related to employees'
     and directors' stock plans              -             -               -
   Conversions of subordinated convertible
     debentures                              -             -               -
   Effect of majority-owned subsidiaries'
     equity transactions                     -             -               -
   Change in net unrealized loss on
     available-for-sale investments
     (Note 2)                                -             -              80
   Translation adjustment                    -          (891)              -
                                       -------       -------         -------

   Balance March 30, 1996              $  (410)      $   635         $    (8)
                                       =======       =======         =======

   The accompanying notes are an integral part of these consolidated financial statements.
                                        9PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   1.   Nature of Operations and Summary of Significant Accounting Policies

   Nature of Operations

        Thermo TerraTech Inc. (the Company) (formerly Thermo Process Systems Inc.) provides environmental services and infrastructure planning and design services, encompassing a range of specializations within the consulting and design, remediation and recycling, laboratory-testing, and metal-treating industries.

   Relationship with Thermo Electron Corporation

        The Company was incorporated on May 30, 1986, as an indirect, wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of March 30, 1996, Thermo Electron owned 14,501,958 shares of the Company's common stock, representing 83% of such stock outstanding.

   Principles of Consolidation

        The accompanying financial statements include the accounts of the Company and its majority- and wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated. Majority-owned subsidiaries include Thermo Remediation Inc. (Thermo Remediation), a publicly held subsidiary and Thermo EuroTech N.V. (Thermo EuroTech), a privately held subsidiary.

   Fiscal Year

        The Company has adopted a fiscal year ending the Saturday nearest March 31. References to fiscal 1996, 1995, and 1994 are for the fiscal years ended March 30, 1996, April 1, 1995, and April 2, 1994, respectively.

   Revenue Recognition

        For the majority of its operations, the Company recognizes revenues upon completion of services it renders. Revenues from soil-remediation services are recognized as soil is processed. With respect to soil-remediation services, the Company bills customers upon receipt of the contaminated soil at its remediation centers. Amounts billed in excess of revenues recognized are classified as billings in excess of revenues earned in the accompanying balance sheet.

        Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $61,223,000 in fiscal 1996, $47,446,000 in fiscal 1995, and $46,072,000 in fiscal 1994. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of
                                       10PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

   Gain on Issuance of Stock by Subsidiaries

        At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain (Note 11).

        If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions and the net effect of these transactions is reflected in the accompanying statement of shareholders' investment as "Effect of majority-owned subsidiaries' equity transactions."

   Income Taxes

        The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of the beginning of fiscal 1994. Under SFAS No. 109, deferred income taxes are recognized based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. Prior to fiscal 1994, the Company recorded income taxes on timing differences between financial statement and tax treatment of income and expenses under Accounting Principles Board Opinion No. 11. Upon adoption of SFAS No. 109, the Company recorded a cumulative benefit of $500,000, which is included in the accompanying fiscal 1994 statement of income.

   Earnings per Share

        Earnings per share have been computed based on the weighted average number of shares outstanding during the year. Weighted average shares includes the assumed exercise of stock options and warrants computed using the treasury stock method. Fully diluted earnings per share have not been presented because the effect of the assumed exercise of stock options and warrants and the assumed conversion of the Company's subordinated convertible debentures would be immaterial.
                                       11PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   Cash and Cash Equivalents

        As of March 30, 1996, $29,552,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of March 30, 1996, the Company's cash equivalents also include investments in a money market fund, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates fair market value.

   Available-for-sale and Held-to-maturity Investments

        Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," short- and long-term debt and marketable equity securities that the Company considers available-for-sale are accounted for at market value. Debt securities that the Company intends to hold to maturity are accounted for at amortized cost (Note 2). Prior to fiscal 1994, short- and long-term marketable equity securities were carried at the lower of cost or market value.

   Inventories

        Inventories are stated at the lower of cost (on an average-cost basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

   (In thousands)                                              1996      1995
   --------------------------------------------------------------------------
   Raw materials and supplies                                $3,822    $2,705
   Work in process and finished goods                           933        27
                                                             ------    ------
                                                             $4,755    $2,732
                                                             ======    ======

   Property, Plant and Equipment

        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements - 5 to 40 years; machinery and equipment - 3 to 12 years; and leasehold improvements - the shorter of the term of the lease or the life of the asset. Soil-remediation units, which accounted for 17% and 21% of the Company's machinery and equipment at
                                       12PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   fiscal year-end 1996 and 1995, respectively, are depreciated based on an hourly rate that is computed by estimating total hours of operation for each unit. Property, plant and equipment consist of the following:

   (In thousands)                                             1996       1995
   --------------------------------------------------------------------------
   Land and buildings                                     $ 36,232   $ 23,333
   Machinery, equipment and leasehold improvements          85,615     69,462
                                                          --------   --------
                                                           121,847     92,795
   Less: Accumulated depreciation and amortization          40,002     33,058
                                                          --------   --------
                                                          $ 81,845   $ 59,737
                                                          ========   ========
   Other Assets

        Other assets in the accompanying balance sheet include the cost of acquired technology and other specifically identifiable intangible assets that are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 12 years. These assets were $9,508,000 and $9,994,000, net of accumulated amortization of $4,791,000 and $3,217,000, at fiscal year-end 1996 and 1995, respectively.

   Cost in Excess of Net Assets of Acquired Companies

        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $6,735,000 and $4,721,000 at fiscal year-end 1996 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished (Note
   12). The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset.

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

   Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
                                       13PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   2.   Available-for-sale and Held-to-maturity Investments

        Effective April 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities that are classified as available-for-sale investments in the accompanying balance sheet are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized loss on available-for-sale investments." Effect of change in accounting principle in the accompanying fiscal 1994 statement of shareholders' investment represents the unrealized gain, net of related tax effects, pertaining to short-term available-for-sale investments held by the Company on April 2, 1994.

        The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type, as of March 30, 1996 and April 1, 1995, are as follows:

   1996                                                     Gross       Gross
                                                       Unrealized  Unrealized
   (In thousands)            Market Value  Cost Basis       Gains      Losses
   --------------------------------------------------------------------------

   Tax-exempt securities         $ 5,009      $ 4,998     $    11    $     -
   Corporate bonds                 1,985        2,000           -        (15)
   Money market preferred stock    2,098        2,107           -         (9)
   Other                              10           10           -          -
                                 -------      -------     -------    -------
                                 $ 9,102      $ 9,115     $    11    $   (24)
                                 =======      =======     =======    =======

   1995                                                     Gross       Gross
                                                       Unrealized  Unrealized
   (In thousands)            Market Value  Cost Basis       Gains      Losses
   --------------------------------------------------------------------------

   Tax-exempt securities         $11,545      $11,594     $     -    $   (49)
   Corporate bonds                 1,980        2,000           -        (20)
   Money market preferred stock    2,087        2,165           -        (78)
   Other                             107          107           -          -
                                 -------      -------     -------    -------
                                 $15,719      $15,866     $     -    $  (147)
                                 =======      =======     =======    =======

        Short- and long-term available-for-sale investments in the accompanying fiscal 1996 balance sheet include $5,012,000 with contractual maturities of one year or less and $4,090,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable the Company and/or the issuer to redeem these securities at an earlier date.
                                       14PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   2.   Available-for-sale and Held-to-maturity Investments (continued)

        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of investments in fiscal 1996, 1995, and 1994 resulted from gross realized gains relating to the sale of available-for-sale investments.

        In order to meet the Company's obligation to the former owner of Elson
   T. Killam Associates, Inc., which the Company acquired in February 1995, the Company purchased U.S. treasury bonds that mature in February and May 1998, the dates the Company's zero coupon promissory note is due (Note 3). These securities are classified as long-term held-to-maturity investments in the accompanying balance sheet and are carried at amortized cost. It is the Company's intent and ability to hold these securities to maturity.


   3.   Joint Venture and Acquisitions

   Joint Venture

        In May 1994, the Company entered into an agreement establishing an environmental services joint venture (the joint venture), with Thermo Instrument Systems Inc. (Thermo Instrument) that became effective April 4, 1994. The Company contributed to the joint venture Terra Tech Labs, Inc. (later renamed Thermo Analytical Inc.) and approximately $31 million in cash and short-term investments, $15 million of which was borrowed from Thermo Electron pursuant to a promissory note (Note 8). Thermo Instrument contributed its environmental services businesses (Environmental Services Businesses) that consist of a national network of analytical laboratories, and businesses that provide nuclear-radiation safety and environmental science and consulting services. Accordingly, the joint venture's operating results were consolidated with the Company's operating results. Under the terms of the joint venture agreement, 66.67% of income earned by the joint venture from April 4, 1994 to April 1, 1995 was allocated to Thermo Instrument.

        Because the Company and the Environmental Services Businesses were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transaction was accounted for at historical cost in a manner similar to the pooling-of-interests method. Accordingly, in fiscal 1994, all historical financial information presented was restated to include the accounts and operations of the Environmental Services Businesses. In fiscal 1994, amounts earned by the Environmental Services Businesses were allocated to Thermo Instrument through minority interest expense in the accompanying financial statements.
                                       15PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   3.   Joint Venture and Acquisitions (continued)

        Effective April 2, 1995, the Company and Thermo Instrument dissolved the joint venture and the Company purchased the businesses formerly operated by the joint venture from Thermo Instrument for $34,267,000 in cash. As a result of this transaction, the Company increased its ownership in the businesses operated by the joint venture from 51% to 100%. Based on unaudited data, if the acquisition of Thermo Instrument's share of such businesses by the Company had occurred at the beginning of fiscal 1994, net income and earnings per share on a pro forma basis would have been $4,574,000 and $.27, respectively, for fiscal 1995 and $5,326,000 and $.32, respectively, for fiscal 1994. The Company borrowed the purchase price from Thermo Electron through the issuance of a $35,000,000 promissory note
   (Note 8).

        In June 1995, the Company transferred three businesses formerly operated by the joint venture, collectively known as the Nuclear Services Group (renamed Thermo Nutech), to Thermo Remediation in exchange for 1,583,360 shares of Thermo Remediation common stock.

   Acquisitions

        In December 1995, Thermo Remediation acquired Remediation Technologies, Inc. (ReTec), a provider of integrated environmental services such as the remediation of industrial sites contaminated with organic wastes and residues. The purchase price of $29,672,000 consisted of $18,462,000 in cash, 227,250 shares of Thermo Remediation's common stock and 75,750 warrants to purchase shares of Thermo Remediation's common stock at $14.85 per share, valued in the aggregate at $3,716,000, and approximately $7,494,000 attributable to the conversion of outstanding ReTec stock options into Thermo Remediation stock options of equivalent intrinsic value at the date of acquisition.

        In May 1995, the Company acquired substantially all of the assets of Lancaster Laboratories, Inc. and its affiliate Clewmark Holdings (collectively Lancaster Laboratories). Lancaster Laboratories, based in Lancaster, Pennsylvania, is a provider of high-quality analytical services to the environmental, food, and pharmaceutical industries. The purchase price for the assets was $25,329,000 in cash, which included the repayment of $5,333,000 of debt.

        In March 1995, the Company's Thermo EuroTech subsidiary acquired all of the outstanding capital stock of Refining and Trading Holland B.V., which conducts business under the name North Refinery, from Stalt Holding B.V. North Refinery, located in Delfzijl, Holland. North Refinery specializes in processing "off-spec" and contaminated petroleum fluids into usable products such as gas oil, diesel oil, and fuel oil. The purchase price for North Refinery's stock was 9,568,000 Dutch guilders (approximately $6,180,000) and 228,570 shares of Thermo EuroTech's capital stock, valued at 1,327,000 Dutch guilders (approximately $857,000). Thermo EuroTech has also agreed to pay, after the fifth anniversary date of the closing, an amount equal to 20% of the amount by which the cumulative pretax profits of North Refinery's business over the five-year period ending on such anniversary exceeds 5,000,000 Dutch guilders.
                                       16PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   3.   Joint Venture and Acquisitions (continued)

        In February 1995, the Company acquired all of the outstanding capital stock of Engineering, Technology and Knowledge Corporation (ETKC) from Nord Est S.A., a French industrial company (Nord Est). ETKC's sole subsidiary, Elson T. Killam Associates, Inc. (Killam Associates), is a leading provider of comprehensive environmental consulting and professional engineering services in selected areas of the U.S. The purchase price for ETKC's stock was $13,273,000 in cash and a zero coupon promissory note with a face value of $28,000,000 and a present value of $22,300,000 as of the acquisition closing date, payable in February and May 1998. The Company has also agreed to pay, after the third anniversary date of the closing, an amount equal to 30% of the amount by which Killam Associates' cumulative net income for the three-year period ending on such anniversary exceeds $13 million. In a related transaction, certain members of Killam Associates' senior management (the Killam Management) exchanged outstanding options to purchase shares of Killam Associates' capital stock for options to purchase an aggregate of 847,678 shares of the Company's common stock, which options were valued at $6,923,000. Additional options to purchase shares of Killam Associates' capital stock were canceled in exchange for cash payments to the Killam Management in the aggregate amount of $1,922,000. The Company borrowed the cash portion of the purchase price, including cash used to purchase U.S. treasury bonds to collateralize the promissory note delivered to Nord Est, from Thermo Electron through the issuance of a $38 million promissory note (Note 8).

        In October 1994, Thermo Remediation acquired a soil-remediation facility in South Tacoma, Washington, (renamed TPST Woodworth) from Woodworth & Company, Inc. The purchase price for TPST Woodworth was $4,701,000 in cash. In connection with the financing of acquisitions, Thermo Remediation issued to Thermo Electron a $4,000,000 promissory note (Note 8). During fiscal 1995, Thermo Remediation and the environmental services joint venture made other acquisitions for an aggregate of $14.2 million in cash.

        In January 1994, the Company acquired Terra Tech Labs, Inc. (Terra
   Tech), a privately held company specializing in fast-response testing of petroleum-contaminated soils and groundwater in the southwestern region of the U.S. The acquisition was made for $1,924,000 in cash, including a $424,000 payment made as a result of the business having achieved certain performance goals over a two-year period. Terra Tech has a facility in Santa Ana, California, as well as four mobile units, which provide services primarily to the petroleum industry and consulting engineers.

        In November 1993, the Company acquired a fluids recovery company based in Mesa, Arizona, (renamed Thermo Fluids) for $2,650,000 in cash and immediately transferred it to Thermo Remediation in exchange for a $2,650,000 principal amount 3 7/8% subordinated convertible note due 2000. In addition, due to Thermo Fluids having met certain performance criteria, on February 1, 1995, the Company issued to the former owner of Thermo Fluids, 178,060 restricted shares of its common stock valued at $840,000. Thermo Remediation, in turn, issued to the Company 127,369 restricted shares of its common stock valued at $840,000. In August 1994, Thermo Remediation loaned $700,000, included in other assets in the accompanying fiscal 1996 and 1995 balance sheet, to the former owner of Thermo Fluids in connection with the termination of his employment with Thermo Fluids and the settlement of the parties' respective obligations to one another. This
                                       17PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   3.   Joint Venture and Acquisitions (continued)

   obligation is represented by a promissory note bearing interest at a rate equal to the rate of interest on one-year U.S. treasury notes, adjusted on an annual basis, and is secured by a pledge of the Company's common stock issued to the former owner. The note is payable in three equal installments due in March 1997, December 1997, and December 1998.

        These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of the acquisitions in fiscal 1996, 1995, and 1994 exceeded the estimated fair value of the acquired net assets by $67,795,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1996, is subject to adjustment upon finalization of the purchase price allocation.

        Based on unaudited data, the following table presents selected financial information for the Company, ReTec, and Lancaster Laboratories on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1995, and for the Company, North Refinery, Killam Associates, and TPST Woodworth on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1994. The effect on the Company's financial statements of the acquisitions not included in the pro forma data was not material to the Company's results of operations and financial position.

   (In thousands except per share amounts)           1996      1995      1994
   --------------------------------------------------------------------------
   Revenues                                      $251,189  $249,476  $158,933
   Income before cumulative effect of
     change in accounting principle                 2,111     7,300     3,299
   Earnings per share before cumulative
     effect of change in accounting
     principle                                        .12       .43       .20

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made at the beginning of fiscal 1995 or 1994, as applicable.

        Other accrued expenses in the accompanying balance sheet includes $423,000 and $1,848,000 at fiscal year-end 1996 and 1995, respectively, for estimated severance, relocation, and other exit costs associated with acquisitions.


   4.   Stock-based Compensation Plans

        The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1986, permit the grant of nonqualified and incentive stock options. A third plan, adopted in fiscal 1994, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options,
                                       18PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   4.   Stock-based Compensation Plans (continued)

   stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from three to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in September 1991, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.

        In connection with the acquisition of Killam Associates in February 1995, the Company assumed certain outstanding options granted under Killam Associates' nonqualified stock option plan. Such options were converted into options to purchase shares of the Company's common stock, in accordance with the original terms of the options. All of the options converted were fully vested and exercisable immediately pursuant to their original terms. Such options expire ten years from the date of grant.









                                       19PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   4.   Stock-based Compensation Plans (continued)

        No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information is as follows:

                                1996              1995             1994
                          ----------------  ---------------- ---------------
                                  Range of         Range of         Range of
                                    Option           Option           Option
                          Number    Prices  Number   Prices  Number   Prices
   (In thousands except       of       per      of      per      of      per
   per share amounts)      Shares    Share  Shares     Share  Shares    Share
   --------------------------------------------------------------------------
   Options outstanding,            $  .08-           $ 1.43-         $ 1.27-
    beginning of year     2,559    $16.05   1,318    $16.05    823   $16.05
     Assumed upon
      acquisition of
      Killam Associates       -         -     848       .08      -        -

                                    10.50-             7.83-           7.65-
     Granted                182     14.58     665      8.18    785     9.28
                                      .08-             1.43-           1.27-
     Exercised             (141)     9.35    (197)     3.19   (238)    3.19
                                     8.10-             8.10-           6.00-
     Lapsed or cancelled    (39)    10.00     (75)    10.00    (52)    8.65
                          -----             -----            -----
   Options outstanding,            $  .08-           $  .08-         $ 1.43-
    end of year           2,561    $16.05   2,559    $16.05  1,318   $16.05
                          =====             =====            =====
                                   $  .08-           $  .08-         $ 1.43-
   Options exercisable    2,558    $16.05   2,558    $16.05  1,316   $16.05
                          =====             =====            =====
   Options available for
    grant                   730               874              415
                          =====             =====            =====


   5.   Employee Benefit Plans

   Employee Stock Purchase Plan

        The majority of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase plan sponsored by the Company. Prior to the November 1995 plan year, shares of the Company's and Thermo Electron's common stock could be purchased at the end of a 12-month plan year at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Effective November 1, 1995, the applicable shares of common stock may be purchased at 95% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 1996, 1995, and 1994, the Company issued 44,259 shares, 21,999 shares, and 28,845 shares, respectively, of its common stock under this plan. Employees of the
                                       20PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   5.   Employee Benefit Plans (continued)

   Environmental Services Businesses participated in an employee stock purchase plan sponsored by Thermo Instrument through November 1994. Thereafter, they became eligible to participate in the Company's employee stock purchase plan.

   401(k) Savings Plan and Employee Stock Ownership Plan

        The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan and, prior to January 1, 1995, in Thermo Electron's employee stock ownership plan (ESOP). Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. Certain subsidiaries of the Company also have a defined contribution retirement plan, a union-sponsored, collectively bargained multi-employer pension plan, and 401(k) savings plans. For these plans, the Company contributed and charged to expense $1,439,000, $1,654,000, and $1,465,000 in fiscal 1996, 1995, and 1994, respectively. Effective December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries and ESOP II, covering employees of certain of Thermo Electron's majority-owned subsidiaries, including the Company. Also, effective December 31, 1994, the ESOP II plan was terminated, and as a result, the Company's employees are no longer eligible to participate in an ESOP.


   6.   Income Taxes

        The components of the income tax (provision) benefit are as follows:

   (In thousands)                                    1996      1995      1994
   --------------------------------------------------------------------------
   Currently (payable) prepaid:
     Federal                                     $(1,216)  $(3,061)  $   139
     State                                          (647)   (1,063)      (41)
     Foreign                                       1,120       (96)       45
                                                 -------   -------   -------

                                                    (743)   (4,220)      143
                                                 -------   -------   -------
   (Deferred) prepaid, net:
     Federal                                      (2,198)    1,287       (50)
     State                                          (549)      303       (53)
                                                 -------   -------   -------
                                                  (2,747)    1,590      (103)
                                                 -------   -------   -------
                                                 $(3,490)  $(2,630)  $    40
                                                 =======   =======   =======

                                       21PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   6.    Income Taxes (continued)

        The income tax (provision) benefit in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before income taxes, minority interest and cumulative effect of change in accounting principle due to the following:

   (In thousands)                                    1996      1995      1994
   --------------------------------------------------------------------------
   Provision for income taxes at statutory rate $(2,697) $(3,744) $(2,512) Differences resulting from:
     Gain on issuance of stock by subsidiaries     1,403       456     1,526
     Minority interest in joint venture
       income (Note 3)                                 -     1,061     1,205
     Foreign tax rate and tax law differential       249       (10)     (114)
     State income taxes, net of federal tax         (777)     (502)      (62)
     Tax-exempt investment income                    181       180        34
     Nondeductible expenses                          (47)     (249)      (47)
     Reversal of tax reserves no longer required     750         -         -
     Amortization and write-off of cost in
       excess of net assets of acquired
       companies                                  (2,485)      (44)      (20)
     Other, net                                      (67)      222        30
                                                 -------   -------   -------
                                                 $(3,490)  $(2,630)  $    40
                                                 =======   =======   =======

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

   (In thousands)                                    1996      1995
   ----------------------------------------------------------------
   Prepaid income taxes:
     Accrued compensation                        $ 2,805   $ 3,623
     Reserves and accruals                         3,019     3,112
     Allowance for doubtful accounts               1,107     1,444
     Net operating loss carryforward                 732       106
     Federal tax credit carryforward                 248        39
     Other                                           159       180
                                                 -------   -------
                                                   8,070     8,504
     Less: Valuation allowance                       276       276
                                                 -------   -------
                                                 $ 7,794   $ 8,228
                                                 =======   =======

   Deferred income taxes:
     Depreciation                                $ 1,056   $ 2,376
     Other deferred items                          2,321     1,740
                                                 -------   -------
                                                 $ 3,377   $ 4,116
                                                 =======   =======

                                       22PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   6.   Income Taxes (continued)

        During fiscal 1996, the Company reversed previously established tax reserves totaling $750,000 that were no longer required as a result of the completion of certain revenue agent reviews.

        The valuation allowance relates to the uncertainty surrounding the realization of the tax benefits attributable to federal operating loss and credit carryforwards and purchase accounting reserves related to various acquisitions. The valuation allowance will be used to reduce cost in excess of net assets of acquired companies when any portion of the related deferred tax asset is recognized.

        A provision has not been made for U.S. or additional foreign taxes on $505,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.


   7.   Commitments and Contingencies

   Operating Leases

        The Company leases land, office and manufacturing facilities, and equipment under operating leases expiring at various dates through fiscal 2059. The accompanying statement of income includes expenses from operating leases of $4,632,000, $2,491,000, and $2,509,000 in fiscal 1996, 1995, and
   1994, respectively. Future minimum payments due under noncancellable operating leases at March 30, 1996, are $3,893,000 in fiscal 1997; $2,483,000 in fiscal 1998; $1,866,000 in fiscal 1999; $1,338,000 in fiscal
   2000; $1,011,000 in fiscal 2001; and $1,112,000 in fiscal 2002 and thereafter. Total future minimum lease payments are $11,703,000. See Note 9 for office and manufacturing facilities leased from Thermo Electron.

        In March 1991, the Company's TPST Virginia subsidiary entered into a seven-year agreement, terminable at the Company's option with 90 days' notice, to operate one or more of its soil-remediation units at a site owned by a third party. Under the terms of the agreement, the Company pays a fee based on the gross remediation revenues generated from the operations at the site, less certain operating costs incurred by the Company. The accompanying statement of income includes expenses relating to this agreement of $147,000, $307,000, and $410,000 in fiscal 1996, 1995, and
   1994, respectively.

   Contingencies

        The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material effect upon the financial position of the Company or its results of operations.

                                       23PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   8.   Short- and Long-term Obligations and Other Financing Arrangements

   Long-term Obligations

        Long-term obligations of the Company are as follows:

   (In thousands except per share amounts)                  1996       1995
   ------------------------------------------------------------------------
   6 1/2% Subordinated convertible debentures,
     due 1997, convertible at $10.33 per share          $ 18,182   $ 18,547
   4 7/8% Subordinated convertible debentures,
     due 2000, convertible into shares of Thermo
     Remediation at $17.92 per share                      37,950          -
   Promissory note to parent company, due
     April 1996 (Notes 3 and 16) (a)                      15,000     15,000
   Promissory note to parent company, due
     May 1997 (Notes 3 and 16) (a)                        35,000          -
   Promissory note to parent company, due
     June 1997 (Note 3) (a)                               38,000     38,000
   Zero coupon promissory note, face value $28,000,
     due in two installments in February and
     May 1998 (Note 3)                                    24,251     22,569
   6.75% Mortgage loan, payable in monthly
     installments of $9, with final payment
     in 2008                                               1,403      1,513
   Other                                                     814      1,874
                                                        --------   --------
                                                         170,600     97,503
   Less: Current maturities of long-term obligations      15,216        652
                                                        --------   --------
                                                        $155,384   $ 96,851
                                                        ========   ========

   (a) Bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

        The 6 1/2% and 4 7/8% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. During fiscal 1996, $365,000 principal amount of the 6 1/2% debentures was converted into 35,332 shares of the Company's common stock.

        The annual requirements for long-term obligations as of March 30, 1996, are $15,216,000 in fiscal 1997; $18,836,000 in fiscal 1998;
   $24,400,000 in fiscal 1999; $2,800,000 in fiscal 2000; $38,100,000 in fiscal 2001; and $71,248,000 in fiscal 2002 and thereafter. Total requirements of long-term obligations are $170,600,000. See Note 13 for information pertaining to the fair value of the Company's long-term obligations.

   Short-term Obligations and Other Financing Arrangements

        The Company's Thermo EuroTech subsidiary has a line of credit, denominated in Netherlands guilders, under which approximately $6,050,000 may be borrowed at the Netherlands discount rate plus 125 basis points. At March 30, 1996, $3,995,000 was outstanding under this arrangement, bearing interest at 5.25%.
                                       24PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   8. Short- and Long-term Obligations and Other Financing Arrangements (continued)

        In December 1994, Thermo Remediation borrowed $4,000,000 from Thermo Electron through issuance of a promissory note due June 29, 1995, and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The average interest rate on the note was 6.4% and 6.5% in fiscal 1996 and 1995, respectively. The promissory note was repaid in full in June 1995. The promissory note is included in notes payable and current maturities of long-term obligations in the accompanying fiscal 1995 balance sheet.


   9.   Related Party Transactions

   Corporate Services Agreement

        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. Prior to January 1, 1996, the Company paid an annual fee equal to 1.20% of the Company's revenues. Prior to January 1, 1995, the Company paid an annual fee equal to 1.25% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $2,577,000, $1,653,000, and $1,377,000, in fiscal 1996, 1995, and 1994, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

   Development Agreement

        The Company and Thermo Electron entered into a development agreement under which Thermo Electron agreed to fund up to $4.0 million of the direct and indirect costs of the Company's development of soil-remediation centers. In exchange for this funding, the Company granted Thermo Electron a royalty equal to approximately 3% of net revenues from soil-remediation services performed at the centers developed under the agreement. The royalty payments may cease if the amounts paid by the Company yield a certain internal rate of return to Thermo Electron on the funds advanced to the Company under the agreement. The Company recorded contract revenues of $776,000 under this agreement for development costs expended in fiscal 1994. As of October 2, 1993, funding under this agreement was completed. Two sites have been developed under this agreement. The Company paid
                                       25PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   9.   Related Party Transactions (continued)

   royalties of $332,000, $432,000, and $351,000 in fiscal 1996, 1995, and
   1994, respectively, relating to this agreement, which are included in selling, general and administrative expenses in the accompanying statement of income.

   Operating Leases

        The Company leases or subleases two office and manufacturing facilities from Thermo Electron under lease agreements expiring in fiscal 1997 and 2004. The accompanying statement of income includes expenses from the operating lease and sublease of $486,000, $537,000, and $426,000 in fiscal 1996, 1995, and 1994, respectively. The future minimum payments due under the lease and sublease as of March 30, 1996, are $813,000 in fiscal 1997 through 2000; $772,000 in fiscal 2001; and $2,589,000 in fiscal 2002 and thereafter. Total future minimum payments are $6,613,000.

   Repurchase Agreement

        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

   Short- and Long-term Obligations

        See Note 8 for a description of short- and long-term obligations of the Company held by Thermo Electron.


   10.  Common Stock

        At March 30, 1996, the Company had reserved 5,891,401 unissued shares of its common stock for possible issuance under stock-based compensation plans, possible issuance upon conversion of the 6 1/2% subordinated convertible debentures, and exercise of warrants.


   11.  Transactions in Stock of Subsidiaries

        During fiscal 1996, Thermo Remediation sold 500,000 shares of its common stock in a private placement at $13.25 per share for net proceeds of $6,625,000, resulting in a gain of $2,742,000. During fiscal 1996, Thermo Remediation issued 227,250 shares of its common stock in connection with the acquisition of ReTec (Note 3), resulting in a gain of $1,385,000.

        During fiscal 1995, the Company's Thermo EuroTech subsidiary completed private placements in Europe of 700,331 shares of its common stock at $3.75 per share for net proceeds of $2,423,000, resulting in gains of $829,000. During fiscal 1995, the Company's Thermo Remediation subsidiary completed a private placement of 75,000 shares of its common stock at $9.67 per share for net proceeds of $715,000, resulting in a gain of $229,000.
                                       26PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   11.  Transactions in Stock of Subsidiaries (continued)

        During fiscal 1994, the Company's Thermo Remediation subsidiary completed an initial public offering of 1,785,000 shares of its common stock at $8.33 per share for net proceeds of $13,505,000, resulting in a gain of $3,886,000. During fiscal 1994, Thermo Remediation also completed a private placement consisting of 300,000 units, comprising an aggregate of 300,000 shares of Thermo Remediation common stock, valued at $6.59 per share, and warrants to purchase 300,000 shares of Thermo Remediation common stock, valued at $.33 per warrant. The warrants expired in whole upon the closing of Thermo Remediation's initial public offering at a price above the warrants' exercise price of $6.93 per share. Net proceeds from the sale were $2,077,000, resulting in a gain of $602,000.

        Dividends declared by the Company's majority-owned subsidiaries were $2,491,000, $2,012,000, and $2,127,000 in fiscal 1996, 1995, and 1994, respectively. Dividends declared by the Company's majority-owned subsidiaries include $1,667,000 in fiscal 1996 that was allocated to the Company and reinvested in 117,805 shares of Thermo Remediation's common stock pursuant to Thermo Remediation's Dividend Reinvestment Plan adopted in fiscal 1995, $1,316,000 in fiscal 1995 reinvested in 113,491 shares of Thermo Remediation's common stock, and $1,608,000 in fiscal 1994 that was paid to the Company in cash.

        The Company has 700,500 warrants to purchase its common stock outstanding at March 30, 1996, which are exercisable at $10.00 - $11.34 per share and expire in fiscal 2001. The warrants were issued in fiscal 1992 and 1993 in connection with private placements completed by three of the Company's soil-recycling subsidiaries.

        The Company's percentage ownership of its majority-owned subsidiaries at year-end was as follows:

                                                    1996      1995      1994
   -------------------------------------------------------------------------

   Thermo EuroTech                                   62%       62%       72%
   Thermo Remediation                                66        66        66


   12.  Nonrecurring Costs

        Following the purchases of Killam Associates in February 1995, the businesses formerly operated by the Company's environmental services joint venture with Thermo Instrument in April 1995, and Lancaster Laboratories in May 1995, the primary growth focus of the Company has become environmental infrastructure services. The Company no longer expects to reinvest in the thermal-processing equipment business. The Company's analysis indicates that the expected future undiscounted cash flow from this business will be insufficient to recover the Company's investment. Accordingly, in the second quarter of fiscal 1996, the Company wrote off $4,995,000 of cost in excess of net assets of acquired company associated with the thermal-processing equipment business. This noncash expense is nondeductible for tax purposes.

                                       27PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   12.  Nonrecurring Costs (continued)

        In September 1995, the Company sold to a management group the assets of a small civil engineering design office in Williston, Vermont, that was no longer included in the geographic expansion plans of the Company. An intangible asset of $569,000 associated with this office was not recovered in the sale price and, accordingly, was written off during the second quarter of fiscal 1996. This noncash expense is nondeductible for tax purposes. Sales and earnings of this office were not material to the Company.

        In fiscal 1994, the Company wrote off $2,661,000 of mobile soil-remediation assets and other related expenses. The Company decided to no longer actively pursue mobile soil-remediation projects.


   13.  Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale and held-to-maturity investments, accounts receivable, notes payable and current maturities of long-term obligations, accounts payable, due to parent company, and long-term obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale and held-to-maturity investments, and long-term obligations, approximate fair value due to their short-term nature.

        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments. Held-to-maturity investments in the accompanying balance sheet are carried at amortized cost. The fair values are disclosed on the accompanying balance sheet and were determined based on quoted market prices.

        The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends. The fair value of convertible obligations at year-end fiscal 1996 exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the convertible obligations. The carrying amount and fair value of the Company's long-term obligations are as follows:

                                  1996                         1995
                         ----------------------       ---------------------
                         Carrying          Fair       Carrying         Fair
   (In thousands)          Amount         Value         Amount        Value
   ------------------------------------------------------------------------
   Long-term obligations:
       Convertible
         obligations     $ 56,132      $ 63,681      $ 18,547      $ 18,547
       Other               99,252        99,252        78,304        78,304
                         --------      --------      --------      --------
                         $155,384      $162,933      $ 96,851      $ 96,851
                         ========      ========      ========      ========

                                       28PAGE

   Thermo TerraTech Inc.
   Notes to Consolidated Financial Statements

   14.  Significant Customers

        During fiscal 1996, 1995, and 1994 revenues derived from U.S. government agencies accounted for 10%, 6%, and 16%, respectively, of the Company's total revenues.


   15.  Supplemental Cash Flow Information

        Supplemental cash flow information is as follows:

                                                         Year Ended
                                               ------------------------------
                                               March 30,   April 1,  April 2,
   (In thousands)                                   1996      1995       1994
   --------------------------------------------------------------------------
   Cash Paid For:
     Interest                                 $  7,438    $  2,507  $  1,938
     Income taxes                             $  5,803    $    952  $    881

   Noncash Activities:
     Fair value of assets of acquired
       companies                              $ 68,533    $ 86,721  $  5,250
     Cash paid for acquired companies          (45,005)    (39,559)   (4,150)
     Issuance of note payable for acquired
       company                                       -     (22,300)         -
     Issuance of Company and subsidiary
       common stock, stock options, and
       warrants for acquired companies         (11,210)     (7,780)        -
                                              --------    --------  --------
         Liabilities assumed of acquired
           companies                          $ 12,318    $ 17,082  $  1,100
                                              ========    ========  ========
     Conversions of subordinated convertible
       debentures (Note 8)                    $    365    $      -  $      -
     Issuance of Company common stock to
       former owner of acquired company
       (Note 3)                               $      -    $    840  $      -

   See Note 3 for discussion of the environmental services joint venture.


   16.  Subsequent Event

   Issuance of Subordinated Convertible Debentures

        In May 1996, the Company issued and sold $115 million principal amount of 4 5/8% subordinated convertible debentures due 2003. The debentures are convertible into shares of the Company's common stock at a price of $15.90 per share. Upon completion of the debenture offering, the Company repaid its $15 million and $35 million notes payable to Thermo Electron.
                                       29PAGE

   Report of Independent Public Accountants

   To the Shareholders and Board of Directors of Thermo TerraTech Inc.:

        We have audited the accompanying consolidated balance sheet of Thermo TerraTech Inc. (a Delaware corporation and an 83%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of March 30, 1996 and April 1, 1995, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended March 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo TerraTech Inc. and subsidiaries as of March 30, 1996 and April 1, 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 30, 1996, in conformity with generally accepted accounting principles.

        As discussed in Note 1 to the consolidated financial statements, effective April 4, 1993, the Company changed its method of accounting for income taxes and effective April 2, 1994, the Company changed its method of accounting for investments in debt and marketable equity securities.



                                           Arthur Andersen LLP



   Boston, Massachusetts
   May 7, 1996 (except with respect to
     the matters discussed in Note 16 as
     to which the date is May 8, 1996)








                                       30PAGE

   Thermo TerraTech Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations

   Overview

        The Company is a provider of environmental services and infrastructure planning and design services, encompassing a range of specializations within the consulting and design, remediation and recycling, and laboratory-testing industries. The Company also provides metal-treating services and thermal-processing systems used to treat primary metals and metal parts. The Company's environmental services businesses are affected by several factors, most particularly, extreme weather variations, government spending, and deregulation of remediation activities.

        Consulting and Design - The Company's wholly owned Bettigole Andrews & Clark and Normandeau Associates subsidiaries provide both private and public sector clients with a range of consulting services that address transportation planning and design, and natural resource management issues, respectively. In February 1995, the Company acquired Elson T. Killam Associates Inc. (Killam Associates), which provides environmental consulting and engineering services and specializes in wastewater treatment and water resources management.

        Remediation and Recycling - The Company's majority-owned Thermo Remediation Inc. (Thermo Remediation) subsidiary operates a network of soil-remediation centers, serving customers in more than a dozen states on the East and West coasts by providing thermal treatment of soil to remove and destroy petroleum contamination caused by leaking underground and aboveground storage tanks, spills, and other sources. In addition, Thermo Remediation's Thermo Fluids subsidiary, located in Arizona, offers fluids-recycling services including waste motor oil and wastewater treatment throughout Arizona, Nevada, and in neighboring states. Through its Thermo Nutech subsidiary, Thermo Remediation provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics, radiochemistry laboratory, and radiation dosimetry services. In December 1995, Thermo Remediation acquired Remediation Technologies, Inc. (ReTec), which provides integrated environmental services such as remediation of industrial sites contaminated with organic wastes and residues. The Company's majority-owned Thermo EuroTech N.V. (Thermo EuroTech) subsidiary, located in the Netherlands, provides wastewater treatment services as well as services to test, remove, and install underground storage tanks. In March 1995, Thermo EuroTech acquired Refining and Trading Holland B.V. (North Refinery), which specializes in converting "off-spec" and contaminated petroleum fluids into usable oil products.

        Laboratory-testing - The Company's wholly owned Thermo Analytical subsidiary operates a network of analytical laboratories that provide environmental testing services to commercial and government clients throughout the U.S. The May 1995 acquisition of Lancaster Laboratories, Inc. (Lancaster Laboratories) expands the Company's range of contract services beyond environmental testing to the pharmaceutical- and food-testing industries.

        Metal-treating - The Company performs metallurgical processing services using thermal-treatment equipment at locations in California and Minnesota. The Company also designs, manufactures, and installs advanced custom-engineered, thermal-processing systems through its equipment division located in Michigan.
                                       31PAGE

   Thermo TerraTech Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Overview (continued)

        In October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements: Policy and Procedures" (Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries, including the following: (i) any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded and (ii) under certain circumstances, acquisitions could be structured to significantly reduce the goodwill that is recorded and consequently reduce the Company's future goodwill amortization associated with the acquisition. The Company typically acquires technology companies which are often characterized by significant amounts of goodwill. In addition, under the Proposed Statement, a company that has made certain equity investments of generally less than 20% ownership would record a gain (or loss) upon increasing its investment level to the point of exerting "significant influence," generally 20% or higher.

        The FASB conducted a hearing concerning the Proposed Statement in February 1996, at which Thermo Electron Corporation (Thermo Electron), along with other major companies and many of the major accounting firms and accounting associations, expressed their disagreement with various parts of the Proposed Statement. The FASB expects to issue a final statement which could become effective for fiscal years beginning after December 15, 1996.

   Results of Operations

   Fiscal 1996 Compared With Fiscal 1995

        Total revenues increased 62% to $217.4 million in fiscal 1996 from $133.8 million in fiscal 1995. Consulting and design services revenues increased to $74.0 million in fiscal 1996 from $40.3 million in fiscal 1995, primarily as a result of an increase of $34.2 million due to the inclusion of revenues for a full year from Killam Associates, which was acquired in February 1995. Revenues from remediation and recycling services increased to $77.0 million in fiscal 1996 from $58.2 million in fiscal 1995, primarily due to the inclusion of $24.4 million in revenues from businesses acquired or constructed in late fiscal 1995 and 1996, and higher revenues from a long-term environmental restoration contract for the U.S. Department of Energy's (DOE) Hanford site (Hanford), which began in the second quarter of fiscal 1995. These increases were offset in part by lower soil-remediation services revenues resulting from a decrease in the volume and price of soil processed as a result of regulatory uncertainties at several sites, competitive pricing pressures, and severe weather conditions primarily in the fourth quarter of fiscal 1996. Revenues from radiochemistry laboratory work also decreased, reflecting a reduction in spending at the DOE and delays in federal government budget appropriations. Revenues from laboratory-testing services, excluding the radiochemistry laboratory services included in remediation and recycling services,
                                       32PAGE

   Thermo TerraTech Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Fiscal 1996 Compared With Fiscal 1995 (continued)

   increased to $34.6 million in fiscal 1996 from $8.6 million in fiscal 1995, reflecting the inclusion of $29.1 million in revenues from Lancaster Laboratories, which was acquired in May 1995, offset in part by a decline in revenues due to reduced federal spending and a shift in business from existing sites to the newly acquired Lancaster Laboratories. Metal-treating revenues increased to $31.8 million in fiscal 1996 from $26.7 million in fiscal 1995, primarily due to an increase in demand for thermal-processing equipment.

        The gross profit margin increased to 29% in fiscal 1996 from 26% in fiscal 1995, due to the inclusion of higher-margin revenues from Killam Associates and Lancaster Laboratories, offset in part by lower margins from remediation and recycling services revenues primarily due to competitive pricing pressures and lower revenues from higher-margin radiochemistry laboratory work. In addition, gross profit margins at Thermo EuroTech decreased as a result of severe winter weather and market conditions in fiscal 1996.

        During the second quarter of fiscal 1996, the Company wrote off $4,995,000 of cost in excess of net assets of acquired company related to its thermal-processing equipment business. In addition, in the second quarter of fiscal 1996, the Company incurred a loss of $569,000 as a result of the sale of an engineering office. These noncash expenses are nondeductible for tax purposes (Note 12).

        Selling, general and administrative expenses as a percentage of revenues increased to 22% in fiscal 1996 from 20% in fiscal 1995, primarily due to the inclusion of higher selling, general and administrative expenses as a percentage of revenues at Killam Associates and, to a lesser extent, at Thermo EuroTech due to the settlement of several contract disputes.

        Interest income increased to $5.1 million in fiscal 1996 from $3.3 million in fiscal 1995 as a result of higher invested balances following the issuance of $38 million principal amount of 4 7/8% subordinated convertible debentures by Thermo Remediation in May 1995 and a private placement of shares of Thermo Remediation's common stock in May 1995, offset in part by funds expended to purchase the business formerly operated by the environmental services joint venture from Thermo Instrument Systems Inc. (Thermo Instrument) (Note 3). Interest expense increased to $10.7 million in fiscal 1996 from $2.9 million in fiscal 1995 as a result of borrowings from Thermo Electron for the February 1995 acquisition of Killam Associates and the May 1995 acquisition of Lancaster Laboratories, and the issuance of the 4 7/8% subordinated convertible debentures by Thermo Remediation in May 1995. Interest expense will increase in fiscal 1997 as a result of the May 1996 issuance of $115 million principal amount of 4 5/8% subordinated convertible debentures by the Company (Note 16).

        As a result of the issuance of stock by Thermo Remediation in fiscal 1996 and 1995, and by Thermo EuroTech in fiscal 1995, the Company recorded gains of $4,127,000 and $1,343,000 in fiscal 1996 and 1995, respectively. These gains represent increases in the Company's proportionate share of the subsidiaries' equity and are classified as gain on issuance of stock by subsidiaries in the accompanying statement of income.
                                       33PAGE

   Thermo TerraTech Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Fiscal 1996 Compared With Fiscal 1995 (continued)

        The effective tax rates were 44% and 24% in fiscal 1996 and 1995, respectively. The effective tax rate in fiscal 1996 was higher than the statutory federal income tax rate primarily due to the nondeductible write-off of cost in excess of net assets of acquired company and the loss on sale of assets, offset in part by the nontaxable gains on issuance of stock by subsidiaries and the reversal of previously established tax reserves of $750,000 that were no longer required due to the completion of certain revenue agent reviews. In fiscal 1995, the effective tax rate was lower than the statutory federal income tax rate primarily due to the exclusion of income taxed directly to a minority partner.

        Minority interest expense decreased to $1.2 million in fiscal 1996 from $4.3 million in fiscal 1995 due primarily to the Company's purchase of the businesses formerly operated by the Company's joint venture with Thermo Instrument (Note 3).

   Fiscal 1995 Compared With Fiscal 1994

        Total revenues were $133.8 million in fiscal 1995, compared with $110.1 million in fiscal 1994, an increase of 21%. Revenues from consulting and design services increased to $40.3 million in fiscal 1995 from $29.7 million in fiscal 1994, primarily due to the inclusion of approximately $7.2 million in revenues from Killam Associates, which was acquired in February 1995. Revenues from remediation and recycling services increased 20% to $58.2 million in fiscal 1995 from $48.7 million in fiscal 1994, primarily due to an increase in the volume of soil processed at the Company's soil-remediation centers located in Southern California and Florida, additional revenues of $3.8 million from businesses acquired in late fiscal 1994 and in fiscal 1995 and, to a lesser extent, revenues generated from the Hanford contract. Revenues from laboratory-testing services, excluding the radiochemistry laboratory services included in remediation and recycling services, increased to $8.3 million in fiscal 1995 from $6.0 million in fiscal 1994, primarily due to the inclusion of revenues from Terra Tech Labs, Inc. (Terra Tech), which was acquired in late fiscal 1994. Metal-treating revenues increased to $26.7 million in fiscal 1995 from $25.7 million in fiscal 1994, primarily due to the Company's efforts to increase its nongovernment business.

        Contract revenues from related party in fiscal 1994 represents funding under an agreement between the Company and Thermo Electron to fund up to $4.0 million of the direct and indirect costs of the Company's development of soil-remediation centers (Note 9). The Company earned no profit from this funding. As of October 2, 1993, funding under this agreement was completed. Any expenses incurred in connection with the development of additional soil-remediation centers subsequent to October 2, 1993, are included in product and new business development expenses in the accompanying statement of income.
                                       34PAGE

   Thermo TerraTech Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Fiscal 1995 Compared With Fiscal 1994 (continued)

        The gross profit margin increased to 26% in fiscal 1995 from 24% in fiscal 1994. The gross profit margin on consulting and design services improved to 25% in fiscal 1995 from 17% in fiscal 1994 due to the inclusion of higher-margin revenues at Killam, which was acquired in February 1995. The gross profit margin on remediation and recycling services declined slightly to 33% in fiscal 1995 from 34% in fiscal 1994, primarily due to a decrease in higher-margin radiochemistry laboratory revenues, offset in part by higher-margin revenues associated with the start-up of the Hanford contract. The gross profit margin on laboratory-testing services decreased to 23% in fiscal 1995 from 30% in fiscal 1994, primarily due to a decrease in higher-margin revenues and an increase in lower-margin revenues from Terra Tech. The gross profit margin on metal-treating revenues increased to 14% in fiscal 1995 from 8% in fiscal 1994 as a result of the Company's efforts to increase nongovernment business.

        Selling, general and administrative expenses as a percentage of revenues remained relatively unchanged at 19.6% in fiscal 1995, compared with 19.2% in fiscal 1994.

        The Company recorded gains on the issuance of stock by subsidiaries of $1.3 million in fiscal 1995 and $4.5 million in fiscal 1994 (Note 11).

        Net interest income was $0.5 million in fiscal 1995, compared with $0.6 million in fiscal 1994. An increase in interest expense due to borrowings from Thermo Electron in May 1994 to fund the Company's investment in the environmental services joint venture with Thermo Instrument and in February 1995 to fund the Company's acquisition of Killam Associates was offset in part by higher average invested balances.

        See Note 6 to the Consolidated Financial Statements for a reconciliation of the statutory tax rate to the effective tax rate.

   Liquidity and Capital Resources

        Consolidated working capital, including cash, cash equivalents, and short-term available-for-sale investments, increased to $67.4 million at March 30, 1996 from $64.7 million at April 1, 1995. Cash, cash equivalents, and short- and long-term available-for-sale investments were $40.3 million at March 30, 1996, compared with $51.5 million at April 1, 1995. In addition, at March 30, 1996, the Company had $24.3 million of long-term held-to-maturity investments, compared with $22.6 million at April 1, 1995. Of the $40.3 million balance at March 30, 1996, $35.3 million was held by Thermo Remediation, $0.1 million by Thermo EuroTech, and the remainder by the Company and its wholly owned subsidiaries. During fiscal 1996, operating activities provided cash of $8.5 million. The Company used cash of $5.4 million in fiscal 1996 to fund increases in inventory and unbilled contract costs and fees primarily due to increased thermal-processing equipment contracts and increased inventory at North Refinery, and used $5.2 million to reduce current liabilities.
                                       35PAGE

   Thermo TerraTech Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Liquidity and Capital Resources (continued)

        During fiscal 1996, the Company expended an aggregate of $78.1 million, net of cash acquired, to purchase Lancaster Laboratories, ReTec, and the businesses formerly operated by the Company's joint venture with Thermo Instrument. In addition, the Company expended $16.5 million on purchases of property, plant and equipment, primarily relating to two soil-remediation sites constructed in fiscal 1996.

        In May 1995, Thermo Remediation issued and sold $38 million principal amount of 4 7/8% subordinated convertible debentures due 2000. In addition, in May 1995, Thermo Remediation sold 500,000 shares of its common stock in a private placement for net proceeds of $6.6 million. In June 1995, Thermo Remediation repaid its $4.0 million note payable to Thermo Electron with proceeds from the offerings.

        In May 1996, the Company issued and sold $115 million principal amount of 4 5/8% subordinated convertible debentures due 2003. The debentures are convertible into shares of the Company's common stock at a price of $15.90 per share. In May 1996, the Company repaid its $15.0 million and $35.0 million notes payable to Thermo Electron with proceeds from the offering.

        The Company has no material commitments to acquire other businesses or for capital expenditures. Such expenditures will largely be affected by the number and size of the complementary businesses that can be acquired or developed during the year. The Company believes that it has adequate resources to meet the financial needs of its current operations for the foreseeable future.












                                       36PAGE

   Thermo TerraTech Inc.

   Selected Financial Information

   (In thousands except
   per share amounts)         1996(a)    1995(b)   1994(c)      1993      1992
   ---------------------------------------------------------------------------

   Statement of Income Data:
    Revenues                 $217,397  $133,803  $110,131  $104,949  $103,019
    Income before cumulative
     effect of change in
     accounting principle       3,218     4,115     3,409     3,164     1,035
    Net income                  3,218     4,115     3,909     3,164     1,035
    Earnings per share
     before cumulative
     effect of change in
     accounting principle         .18       .24       .20       .19       .06
    Earnings per share            .18       .24       .23       .19       .06

   Balance Sheet Data:
    Working capital          $ 67,448  $ 64,696  $ 51,612  $ 49,542  $ 53,481
    Total assets              332,009   271,673   155,434   134,114   129,230
    Long-term obligations     155,384    96,851    18,732    18,743    18,918
    Shareholders' investment   86,341    77,601    62,559    57,619    54,820

   (a)Reflects the acquisition of Lancaster Laboratories in May 1995, the purchase of the businesses formerly operated by the environmental services joint venture from Thermo Instrument, and the issuance of a $35 million promissory note to Thermo Electron to fund the purchase. Also reflects the Thermo Remediation acquisition of ReTec in December 1995, the issuance of $38 million principal amount of 4 7/8% subordinated convertible debentures by Thermo Remediation, and the private placement of 500,000 shares of Thermo Remediation common stock for net proceeds of $6.6 million.
   (b)Reflects the acquisitions of RMC Environmental Services, Inc. in August 1994 and Killam Associates in February 1995, and the issuance of $53 million of long-term promissory notes to Thermo Electron. Also reflects Thermo EuroTech's acquisition of North Refinery in March 1995.
   (c)Reflects Thermo Remediation's private placement and initial public offering of common stock for net proceeds of $15.6 million and the acquisitions of Thermo Fluids in November 1993 and Terra Tech Labs, Inc. in January 1994. Also reflects the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."


                                       37PAGE

   Thermo TerraTech Inc.

   Quarterly Information (Unaudited)
   (In thousands except per share amounts)

                                                 Fiscal 1996(a)
                                     --------------------------------------
                                     First(b)  Second(c) Third(d)    Fourth
   ------------------------------------------------------------------------

   Revenues                           $49,856    $53,782  $54,878   $58,881
   Gross profit                        15,404     16,540   15,960    15,636
   Net income (loss)                    3,949     (4,159)   1,587     1,841
   Earnings (loss) per share              .22       (.24)     .09       .10

                                                 Fiscal 1995(e)
                                     --------------------------------------
                                        First  Second(f)    Third Fourth(g)
   ------------------------------------------------------------------------

   Revenues                           $28,864    $31,015  $34,671   $39,253
   Gross profit                         7,196      8,207    8,481    11,367
   Net income                             881      1,028    1,142     1,064
   Earnings per share                     .05        .06      .07       .06

   (a)Includes nontaxable gains of $2,742,000 and $1,385,000 in the first and fourth quarters, respectively, from the issuance of stock by subsidiaries.
   (b)Reflects the acquisition of Lancaster Laboratories in May 1995, and the purchase of the businesses formerly operated by the environmental services joint venture from Thermo Instrument.
   (c)Includes the write-off of goodwill of $4,995,000 and a loss on the sale of assets of $569,000.
   (d)Reflects the December 1995 acquisition of ReTec by Thermo Remediation.
   (e)Includes nontaxable gains of $229,000, $668,000, $161,000, and $285,000 in the first, second, third, and fourth quarters, respectively, from the issuance of stock by subsidiaries.
   (f)Reflects the August 1994 acquisition of RMC Environmental Services,
      Inc.
   (g)Reflects the February 1995 acquisition of Killam Associates and the March 1995 acquisition of North Refinery by Thermo EuroTech.










                                       38PAGE

   Thermo TerraTech Inc.

   Common Stock Market Information

        The following table shows the market range for the Company's common stock based on reported sale prices on the American Stock Exchange (symbol
   TTT) for fiscal 1996 and 1995.

                                           Fiscal 1996         Fiscal 1995
                                        -----------------   -----------------
   Quarter                                 High       Low      High       Low
   --------------------------------------------------------------------------

   First                                $12 3/8   $ 8 1/2   $ 8 7/8   $ 8
   Second                                12 7/8    11 1/8     8 3/8     8
   Third                                 13 1/8    10 3/4     8 1/4     7 3/4
   Fourth                                14 5/8    10 7/8     8 7/8     7 3/4

        As of May 24, 1996, the Company had 952 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on May 24, 1996, was $13 1/2 per share.

        Common stock of Thermo Remediation Inc., the Company's majority-owned public subsidiary, is traded on the American Stock Exchange (symbol THN).

   Stock Transfer Agent

        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

   Shareholder Services

        Shareholders of Thermo TerraTech Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo TerraTech Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly reports and press releases are also available through the Internet at Thermo Electron's home page on the World Wide Web (http://www.thermo.com).

   Dividend Policy

        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.
                                       39PAGE

   Thermo TerraTech Inc.

   Form 10-K Report

        A copy of the Annual Report on Form 10-K for the fiscal year ended March 30, 1996, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo TerraTech Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

   Annual Meeting

        The annual meeting of shareholders will be held on Wednesday, September 25, 1996, at 11:00 a.m. at Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts.
















                                       40