Form 10-K, Exhibit 13
period 1997-03-29
THERMO TERRATECH INC
filed 1997-06-09
CIK 796038

Exhibit 13




















                              THERMO TERRATECH INC.

                        Consolidated Financial Statements

                                   Fiscal 1997
PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                      Consolidated Statement of Operations

                                                        Year Ended
                                             -------------------------------
                                             March 29,  March 30,   April 1,
    (In thousands except per share amounts)      1997       1996        1995
    ------------------------------------------------------------------------
    Revenues (Note 12):
      Service revenues                       $251,384   $200,814    $122,604
      Product revenues                         27,119     19,670      14,381
                                             --------   --------    --------
                                              278,503    220,484     136,985
                                             --------   --------    --------

    Costs and Operating Expenses:
      Cost of service revenues                207,403    152,451      91,419
      Cost of product revenues                 22,677     17,001      11,982
      Selling, general, and administrative
        expenses (Note 8)                      35,466     34,747      23,988
      Product and new business development
        expenses                                1,046      1,086         883
      Nonrecurring costs (Note 13)              7,800      4,995           -
                                             --------   --------    --------
                                              274,392    210,280     128,272
                                             --------   --------    --------
    Operating Income                            4,111     10,204       8,713

    Interest Income                             7,253      5,102       3,322
    Interest Expense (includes $2,492
      $5,464, and $1,071 to parent company)   (12,914)   (10,730)     (2,855)
    Gain on Issuance of Stock by
      Subsidiaries (Note 10)                    1,475      4,127       1,343
    Loss on Sale of Assets (Note 13)           (1,482)      (569)          -
    Equity in Earnings of Unconsolidated
      Subsidiary (Note 14)                        865          -           -
    Gain on Sale of Investments, Net
      (includes $1,089 on sale of related-
      party debentures in fiscal 1995)            195        180       1,092
    Other Income                                  206          -           -
                                             --------   --------    --------
    Income (Loss) Before Income Taxes and
      Minority Interest                          (291)     8,314      11,615
    Income Tax Provision (Note 5)              (1,705)    (3,644)     (2,871)
    Minority Interest Income (Expense)          1,834     (1,223)     (4,268)
                                             --------   --------    --------
    Net Income (Loss)                        $   (162)  $  3,447    $  4,476
                                             ========   ========    ========
    Earnings (Loss) per Share                $   (.01)  $    .19    $    .26
                                             ========   ========    ========
    Weighted Average Shares                    18,090     18,237      17,143
                                             ========   ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        2PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                           Consolidated Balance Sheet

                                                       March 29,   March 30,
    (In thousands)                                         1997         1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                        $ 63,172     $ 31,182
      Short-term available-for-sale investments,
        at quoted market value (amortized cost of
        $18,380 and $7,007; Note 2)                      18,391        7,004
      Short-term held-to-maturity investments, at
        amortized cost (quoted market value of
        $13,238; Note 2)                                 12,971            -
      Accounts receivable, less allowances of
        $3,838 and $2,861                                49,191       44,397
      Unbilled contract costs and fees                   29,053       21,113
      Inventories                                         3,021        3,883
      Prepaid and refundable income taxes (Note 5)        7,369        9,556
      Prepaid expenses                                    3,870        4,442
                                                       --------     --------
                                                        187,038      121,577
                                                       --------     --------
    Property, Plant, and Equipment, at Cost, Net         83,566       82,956
                                                       --------     --------

    Long-term Available-for-sale Investments, at
      Quoted Market Value (amortized cost of
      $2,108 in fiscal 1996; Note 2)                          -        2,098
                                                       --------     --------
    Long-term Held-to-maturity Investments, at
      Amortized Cost (quoted market value of
      $13,142 and $24,963; Note 2)                       13,086       24,251
                                                       --------     --------
    Other Assets                                         17,308       12,931
                                                       --------     --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 3 and 13)                         92,786       89,843
                                                       --------     --------
                                                       $393,784     $333,656
                                                       ========     ========


                                        3PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                                                       March 29,   March 30,
    (In thousands except share amounts)                    1997         1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Accounts payable                                 $ 12,292     $ 10,922
      Notes payable and current maturities of
        long-term obligations (includes $38,000 and
        $15,000 due to parent company; Notes 3 and 6)    67,495       19,711
      Billings in excess of revenues earned               4,319        2,076
      Accrued payroll and employee benefits              12,182        9,930
      Other accrued expenses (Note 3)                    10,509        7,871
      Due to parent company                               2,926        5,059
                                                       --------     --------
                                                        109,723       55,569
                                                       --------     --------
    Deferred Income Taxes (Note 5)                        5,297        3,558
                                                       --------     --------
    Other Deferred Items                                    893          980
                                                       --------     --------

    Long-term Obligations (Notes 6 and 11):
      Subordinated convertible debentures               149,800       56,132
      Other (includes $73,000 due to parent company
        in fiscal 1996; Note 3)                          15,386       99,252
                                                       --------     --------
                                                        165,186      155,384
                                                       --------     --------

    Minority Interest                                    29,159       32,295
                                                       --------     --------

    Commitments and Contingencies (Note 7)

    Shareholders' Investment (Notes 4 and 9):
      Common stock, $.10 par value, 75,000,000 shares
        authorized; 18,304,424 and 17,598,013 shares
        issued                                            1,830        1,760
      Capital in excess of par value                     62,610       59,419
      Retained earnings                                  24,046       24,474
      Treasury stock at cost, 417,696 and 34,531
        shares                                           (3,941)        (410)
      Cumulative translation adjustment                  (1,026)         635
      Net unrealized gain (loss) on available-for-sale
        investments (Note 2)                                  7           (8)
                                                       --------     --------
                                                         83,526       85,870
                                                       --------     --------
                                                       $393,784     $333,656
                                                       ========     ========

    The accompanying notes are an integral part of these consolidated financial statements.
                                        4PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                      Consolidated Statement of Cash Flows

                                                        Year Ended
                                             -------------------------------
                                             March 29,  March 30,   April 1,
    (In thousands)                                1997      1996        1995
    ------------------------------------------------------------------------
    Operating Activities:
      Net income (loss)                      $   (162)  $  3,447    $  4,476
      Adjustments to reconcile net income
        (loss) to net cash provided by
        operating activities:
          Depreciation and amortization        12,900     11,005       6,795
          Nonrecurring costs (Note 13)          7,800      4,995           -
          Loss on sale of assets (Note 13)      1,482        569           -
          Equity in earnings of
            unconsolidated subsidiary
            (Note 14)                            (865)         -           -
          Minority interest (income) expense   (1,834)     1,223       4,268
          Provision for losses on accounts
            receivable                            625         85         162
          Other noncash expenses                  625      1,517       1,633
          Decrease in deferred income taxes       (43)      (648)         (8)
          Gain on issuance of stock by
            subsidiaries (Note 10)             (1,475)    (4,127)     (1,343)
          Gain on sale of investments            (195)      (180)     (1,092)
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable              (6,818)     1,313      (1,615)
              Inventories and unbilled
                contract costs and fees        (7,784)    (5,411)     (1,752)
              Other current assets                403        387         300
              Accounts payable                    895     (3,277)        970
              Current liabilities               3,399     (1,826)     (4,942)
                                             --------   --------    --------
    Net cash provided by operating activities   8,953      9,072       7,852
                                             --------   --------    --------
    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 3)                               (5,156)   (43,824)    (38,188)
      Purchase of minority interest in Thermo
        Terra Tech joint venture (Note 3)           -    (34,267)          -
      Proceeds from sale and maturities of
        available-for-sale investments         29,822     37,795      19,252
      Purchases of available-for-sale
        investments                           (38,913)   (30,864)          -
      Purchases of held-to-maturity
        investments                                 -          -     (22,300)
      Purchases of property, plant, and
        equipment                             (15,426)   (16,779)     (7,116)
      Proceeds from sale of division
        (Note 13)                                 347          -           -
      Purchases of other assets                  (450)    (1,090)          -
      Other                                     1,356        426        (336)
                                             --------   --------    --------
    Net cash used in investing activities    $(28,420)  $(88,603)   $(48,688)
                                             --------   --------    --------
                                        5PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                                                        Year Ended
                                             -------------------------------
                                             March 29,  March 30,   April 1,
    (In thousands)                                1997      1996        1995
    ------------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of
        subordinated convertible
        debentures (Note 6)                  $112,398   $ 36,889     $     -
      Issuance of notes payable to parent
        company (Notes 3 and 6)                     -     35,000      57,000
      Repayment of notes payable to parent
        company (Notes 3 and 6)               (50,000)    (4,000)          -
      Proceeds from issuance of Company and
        subsidiaries' common stock and
        warrants (Note 10)                      5,346      7,662       3,903
      Purchase of Company and subsidiary
        common stock and subordinated
        convertible debentures                (14,984)         -           -
      Issuance of note receivable                   -       (653)       (700)
      Issuance of short-term obligations          803      2,178           -
      Repayment of note payable                  (736)      (688)          -
      Dividends paid by subsidiary to
        minority shareholders                    (847)      (810)       (685)
      Metal Treating, Inc. transfer of cash
        to parent company (Note 3)               (266)      (316)       (425)
      Other                                         -         63        (124)
                                             --------   --------    --------
    Net cash provided by financing activities  51,714     75,325      58,969
                                             --------   --------    --------

    Exchange Rate Effect on Cash                 (257)      (420)      1,699
                                             --------   --------    --------

    Increase (Decrease) in Cash and Cash
      Equivalents                              31,990     (4,626)     19,832
    Cash and Cash Equivalents at Beginning
      of Year                                  31,182     35,808      15,976
                                             --------   --------    --------
    Cash and Cash Equivalents at End of Year $ 63,172   $ 31,182    $ 35,808
                                             ========   ========    ========

    See Note 15 for supplemental cash flow information.

    The accompanying notes are an integral part of these consolidated financial statements.

                                        6PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

                                                      Year Ended
                                            -------------------------------
                                            March 29,  March 30,   April 1,
    (In thousands)                              1997       1996        1995
    -----------------------------------------------------------------------
    Common Stock, $.10 Par Value
      Balance at beginning of year           $ 1,760    $ 1,741     $ 1,725
      Issuance of stock under employees'
        and directors' stock plans                24         15          16
      Conversions of subordinated
        convertible debentures (Note 6)           46          4           -
                                             -------    -------     -------
      Balance at end of year                   1,830      1,760       1,741
                                             -------    -------     -------
    Capital in Excess of Par Value
      Balance at beginning of year            59,419     53,559      46,456
      Issuance of stock under employees'
        and directors' stock plans               264        268         582
      Tax benefit related to employees'
        and directors' stock plans               461        585       1,249
      Conversions of subordinated
        convertible debentures (Note 6)        4,766        351           -
      Issuance of stock for acquired company       -          -      (1,326)
      Issuance of Company stock options for
        acquired company (Note 3)                  -          -       6,923
      Effect of majority-owned subsidiaries'
        equity transactions                   (2,300)     4,656        (325)
                                             -------    -------     -------
      Balance at end of year                  62,610     59,419      53,559
                                             -------    -------     -------
    Retained Earnings
      Balance at beginning of year            24,474     21,343      17,292
      Net income (loss)                         (162)     3,447       4,476
      Metal Treating, Inc. transfer of cash
        to parent company (Note 3)              (266)      (316)       (425)
                                             -------    -------     -------
      Balance at end of year                  24,046     24,474      21,343
                                             -------    -------     -------
    Treasury Stock
      Balance at beginning of year              (410)      (864)     (2,911)
      Activity under employees' and
        directors' stock plans                   260        454        (119)
      Issuance of stock for acquired company       -          -       2,166
      Purchases of Company common stock       (3,791)                     -
                                             -------    -------     -------
      Balance at end of year                 $(3,941)   $  (410)    $  (864)
                                             -------    -------     -------


                                        7PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                                                      Year Ended
                                            -------------------------------
                                            March 29,  March 30,   April 1,
    (In thousands)                              1997       1996        1995
    -----------------------------------------------------------------------
    Cumulative Translation Adjustment
      Balance at beginning of year           $   635    $ 1,526     $  (669)
      Translation adjustment                  (1,661)      (891)      2,195
                                             -------    -------     -------
      Balance at end of year                  (1,026)       635       1,526
                                             -------    -------     -------

    Net Unrealized Gain (Loss) on Available-
      for-sale Investments
      Balance at beginning of year                (8)       (88)        346
      Change in net unrealized gain (loss)
        on available-for-sale investments
        (Note 2)                                  15         80        (434)
                                             -------    -------     -------
      Balance at end of year                       7         (8)        (88)
                                             -------    -------     -------
    Total Shareholders' Investment           $83,526    $85,870     $77,217
                                             =======    =======     =======


    The accompanying notes are an integral part of these consolidated financial statements.






                                        8PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo TerraTech Inc. (the Company) provides environmental services and infrastructure planning and design encompassing a broad range of specializations, including remediation of soil and fluids, consulting and design, laboratory-testing, and metal treating.

    Relationship with Thermo Electron Corporation
        The Company was incorporated on May 30, 1986, as an indirect, wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of March 29, 1997, Thermo Electron owned 14,705,658 shares of the Company's common stock, representing 82% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its majority- and wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated. Majority-owned subsidiaries include Thermo Remediation Inc. (Thermo Remediation), a publicly held subsidiary, and Thermo EuroTech N.V. (Thermo EuroTech), a privately held subsidiary. The Company accounts for its investment in a business in which it owns 50% using the equity method.

    Presentation
        Historical financial results have been restated to include Metal Treating, Inc. (Metal Treating), acquired from Thermo Electron in October 1996 in a transaction accounted for at historical cost in a manner similar to a pooling-of-interests (Note 3). Certain amounts in fiscal 1996 and 1995 have been reclassified to conform to the fiscal 1997 financial statement presentation. Certain of these reclassifications are required to present consistent classification of expenses within the Company's consulting and design services business.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest March 31. References to fiscal 1997, 1996, and 1995 are for the fiscal years ended March 29, 1997, March 30, 1996, and April 1, 1995, respectively.

    Revenue Recognition
        For the majority of its operations, the Company recognizes revenues upon completion of services it renders. Revenues from soil-remediation services are recognized as soil is processed. With respect to soil-remediation services, the Company bills customers upon receipt of the contaminated soil at its remediation centers. Amounts billed in excess of revenues recognized are classified as billings in excess of revenues earned in the accompanying balance sheet.
        Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $108,535,000 in fiscal 1997, $61,223,000 in fiscal 1996, and $47,446,000 in fiscal 1995. The percentage of completion is determined by relating either the actual

                                        9PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

    Gain on Issuance of Stock by Subsidiaries
        At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain (Note 10).
        If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions and the net effect of these transactions is reflected in the accompanying statement of shareholders' investment as effect of majority-owned subsidiaries' equity transactions.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        Earnings per share have been computed based on the weighted average number of shares outstanding during the year. Weighted average shares, where material and dilutive, includes the assumed exercise of stock

                                       10PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    options and warrants computed using the treasury stock method. Fully diluted earnings per share have not been presented because the effect of the assumed exercise of stock options and warrants and the assumed conversion of the Company's subordinated convertible debentures would be antidilutive in fiscal 1997 and immaterial in fiscal 1996 and 1995.

    Cash and Cash Equivalents
        As of March 29, 1997, $59,781,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of March 29, 1997, the Company's cash equivalents also include investments in a money market fund, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates fair market value.

    Inventories
        Inventories are stated at the lower of cost (on an average-cost basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1997      1996
    -----------------------------------------------------------------------
    Raw materials and supplies                             $2,483    $3,822
    Work in process and finished goods                        538        61
                                                           ------    ------
                                                           $3,021    $3,883
                                                           ======    ======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 3 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Soil-remediation units, which accounted for 16% and 23% of the Company's machinery and equipment at fiscal year-end 1997 and 1996, respectively, are depreciated based on an

                                       11PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    hourly rate that is computed by estimating total hours of operation for each unit. Property, plant, and equipment consists of the following:

    (In thousands)                                        1997          1996
    ------------------------------------------------------------------------
    Land and buildings                                $ 40,957      $ 37,144
    Machinery, equipment, and leasehold improvements    91,375        88,985
                                                      --------      --------
                                                       132,332       126,129
    Less: Accumulated depreciation and amortization     48,766        43,173
                                                      --------      --------
                                                      $ 83,566      $ 82,956
                                                      ========      ========
    Other Assets
        Other assets in the accompanying balance sheet includes the costs of acquired technology and other specifically identifiable intangible assets that are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 12 years. These assets were $6,150,000 and $9,508,000, net of accumulated amortization of $5,662,000 and $4,791,000, at fiscal year-end 1997 and 1996, respectively.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $10,921,000 and $8,788,000 at fiscal year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished (Note 13). The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of operations and are not material for the three years presented.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
                                       12PAGE

   Thermo TerraTech Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

   2.   Available-for-sale and Held-to-maturity Investments

        Effective April 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities that are classified as available-for-sale investments in the accompanying balance sheet are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments."
        The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type are as follows:

                                                            Gross       Gross
                                  Market         Cost  Unrealized  Unrealized
   (In thousands)                  Value        Basis       Gains      Losses
   --------------------------------------------------------------------------
   1997
   Government-agency securities  $ 9,999      $ 9,998     $     1     $     -
   Corporate bonds                 8,016        8,006          10           -
   Other                             376          376           -           -
                                 -------      -------     -------     -------
                                 $18,391      $18,380     $    11     $     -
                                 =======      =======     =======     =======

   1996
   Tax-exempt securities         $ 5,009      $ 4,998     $    11     $     -
   Corporate bonds                 1,985        2,000           -         (15)
   Money market preferred stock    2,098        2,107           -          (9)
   Other                              10           10           -           -
                                 -------      -------     -------     -------
                                 $ 9,102      $ 9,115     $    11     $   (24)
                                 =======      =======     =======     =======
        Short-term available-for-sale investments in the accompanying fiscal 1997 balance sheet include $16,380,000 with contractual maturities of one year or less and $2,011,000 with contractual maturities of one through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable the Company, the issuer, or both to redeem these securities at an earlier date.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. "Gain on sale of investments, net" resulted from gross realized gains of $204,000 and gross realized losses of $9,000 in fiscal 1997, and gross realized gains in fiscal 1996 and 1995, relating to the sale of available-for-sale investments.
        In order to meet the Company's obligation to the former owner of Elson
   T. Killam Associates, Inc., which the Company acquired in February 1995, the Company purchased U.S. treasury bonds that mature in February and May

                                       13PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale and Held-to-maturity Investments (continued)

    1998, the dates the Company's zero coupon promissory note is due (Note
    3). These securities are classified as short- and long-term held-to-maturity investments in the accompanying balance sheet and are carried at amortized cost. It is the Company's intent and within its ability to hold these securities to maturity.

    3.  Joint Venture and Acquisitions

    Joint Venture
        In May 1994, the Company entered into an agreement establishing an environmental services joint venture (the joint venture), with Thermo Instrument Systems Inc. (Thermo Instrument) that became effective April 4, 1994. The Company contributed to the joint venture Terra Tech Labs, Inc. (later renamed Thermo Analytical Inc.) and approximately $31,000,000 in cash and short-term investments, $15,000,000 of which was borrowed from Thermo Electron pursuant to a promissory note. In May 1996, the Company repaid the promissory note (Note 6). Thermo Instrument contributed its environmental services businesses (Environmental Services Businesses) that consist of a national network of analytical laboratories, and businesses that provide nuclear-radiation safety and environmental science and consulting services. Accordingly, the joint venture's operating results were consolidated with the Company's operating results. Under the terms of the joint venture agreement, 66.67% of income earned by the joint venture from April 4, 1994, to April 1, 1995, was allocated to Thermo Instrument.
        Because the Company and the Environmental Services Businesses were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transaction was accounted for at historical cost in a manner similar to a pooling-of-interests.
        Effective April 2, 1995, the Company and Thermo Instrument dissolved the joint venture and the Company purchased the businesses formerly operated by the joint venture from Thermo Instrument for $34,267,000 in cash. As a result of this transaction, the Company increased its ownership in the businesses operated by the joint venture from 51% to 100%. Based on unaudited data, if the acquisition of Thermo Instrument's share of such businesses by the Company had occurred at the beginning of fiscal 1995, net income and earnings per share on a pro forma basis would have been $4,935,000 and $.29, respectively, in fiscal 1995. The Company borrowed the purchase price from Thermo Electron through the issuance of a $35,000,000 promissory note. In May 1996, the Company repaid the promissory note (Note 6).
        In June 1995, the Company transferred three businesses formerly operated by the joint venture, collectively known as the Nuclear Services Group (renamed Thermo Nutech), to Thermo Remediation in exchange for 1,583,360 shares of Thermo Remediation common stock.

    Acquisitions
        In October 1996, the Company acquired Metal Treating from Thermo Electron in exchange for $1,600,000 in cash. Metal Treating provides heat treating services, including carburizing, vacuum hardening, silver and copper brazing, and aluminum heat treating, primarily in the Milwaukee

                                       14PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Joint Venture and Acquisitions (continued)

    and southeastern Wisconsin areas. Because the Company and Metal Treating were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transaction has been accounted for at historical cost in a manner similar to a pooling-of-interests. Accordingly, all historical information presented has been restated to include the results of Metal Treating.
        Revenues and net income as previously reported by the separate entities prior to the acquisition and as restated for the combined Company are as follows:

    (In thousands)                                         1996        1995
    -----------------------------------------------------------------------
    Revenues:
      Previously reported                              $217,397    $133,803
      Metal Treating                                      3,100       3,186
      Elimination                                           (13)         (4)
                                                       --------    --------
                                                       $220,484    $136,985
                                                       ========    ========
    Net Income:
      Previously reported                              $  3,218    $  4,115
      Metal Treating                                        229         361
                                                       --------    --------
                                                       $  3,447    $  4,476
                                                       ========    ========

        In addition, during fiscal 1997, the Company and Thermo Remediation each acquired companies for an aggregate of $3,900,000 in cash, 311,040 shares of Thermo Remediation's common stock valued at $2,000,000, and the issuance of $1,300,000 of short- and long-term obligations.
        In December 1995, Thermo Remediation acquired Remediation Technologies, Inc. (ReTec), a provider of integrated environmental services such as the remediation of industrial sites contaminated with organic wastes and residues. The purchase price of $29,672,000 consisted of $18,462,000 in cash, 227,250 shares of Thermo Remediation's common stock, and 75,750 warrants to purchase shares of Thermo Remediation's common stock at $14.85 per share, valued in the aggregate at $3,716,000, and approximately $7,494,000 attributable to the conversion of outstanding ReTec stock options into Thermo Remediation stock options of equivalent intrinsic value at the date of acquisition.
        In May 1995, the Company acquired substantially all of the assets of Lancaster Laboratories, Inc. and its affiliate Clewmark Holdings (collectively Lancaster Laboratories). Lancaster Laboratories, based in Lancaster, Pennsylvania, is a provider of analytical services to the environmental, food, and pharmaceutical industries. The purchase price for the assets was $25,329,000 in cash, including the repayment of $5,333,000 of debt.

                                       15PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Joint Venture and Acquisitions (continued)

        In March 1995, the Company's Thermo EuroTech subsidiary acquired all of the outstanding capital stock of Refining and Trading Holland B.V., which conducts business under the name North Refinery, from Stalt Holding B.V. North Refinery, located in Delfzijl, Holland, specializes in processing "off-spec" and contaminated petroleum fluids into usable products such as gas oil, diesel oil, and fuel oil. The purchase price for North Refinery's stock was 9,568,000 Dutch guilders (approximately $6,180,000) and 228,570 shares of Thermo EuroTech's capital stock, valued at 1,327,000 Dutch guilders (approximately $857,000). Thermo EuroTech has also agreed to pay, after the fifth anniversary date of the closing, an amount equal to 20% of the amount by which the cumulative pretax profits of North Refinery's business over the five-year period ending on such anniversary exceeds 5,000,000 Dutch guilders.
        In February 1995, the Company acquired all of the outstanding capital stock of Engineering, Technology and Knowledge Corporation (ETKC) from Nord Est S.A., a French industrial company (Nord Est). ETKC's sole subsidiary, Elson T. Killam Associates, Inc. (Killam Associates), is a leading provider of comprehensive environmental consulting and professional engineering services in selected areas of the U.S. The purchase price for ETKC's stock was $13,273,000 in cash and a zero coupon promissory note with a face value of $28,000,000 and a present value of $22,300,000 as of the acquisition closing date, payable in February and May 1998. The Company has also agreed to pay, after the third anniversary date of the closing, an amount equal to 30% of the amount by which Killam Associates' cumulative net income for the three-year period ending on such anniversary exceeds $13,000,000. In a related transaction, certain members of Killam Associates' senior management (the Killam Management) exchanged outstanding options to purchase shares of Killam Associates' capital stock for options to purchase an aggregate of 847,678 shares of the Company's common stock, which options were valued at $6,923,000. Additional options to purchase shares of Killam Associates' capital stock were canceled in exchange for cash payments to the Killam Management in the aggregate amount of $1,922,000. The Company borrowed the cash portion of the purchase price, including cash used to purchase U.S. treasury bonds to collateralize the promissory note delivered to Nord Est, from Thermo Electron through the issuance of a $38,000,000 promissory note (Note 6).
        In October 1994, Thermo Remediation acquired a soil-remediation facility in South Tacoma, Washington (renamed TPST Woodworth) from Woodworth & Company, Inc. The purchase price for TPST Woodworth was $4,701,000 in cash. In connection with the financing of acquisitions, Thermo Remediation issued to Thermo Electron a $4,000,000 promissory note, which was repaid in full in June 1995. During fiscal 1995, Thermo Remediation and the environmental services joint venture made other acquisitions for an aggregate $14,200,000 in cash.
        These acquisitions, except for Metal Treating, have been accounted for using the purchase method of accounting, and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of the acquisitions in fiscal 1997, 1996, and 1995 exceeded the estimated fair value of the acquired net assets by $68,233,000, which is being amortized over 40 years.

                                       16PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Joint Venture and Acquisitions (continued)

    Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1997, is subject to adjustment upon finalization of the purchase price allocation.
        Based on unaudited data, the following table presents selected financial information for the Company, ReTec, and Lancaster Laboratories on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1995. The effect on the Company's financial statements of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

    (In thousands except per share amounts)                 1996        1995
    ------------------------------------------------------------------------
    Revenues                                            $254,276    $252,658
    Net income                                             2,340       7,661
    Earnings per share                                       .13         .45
        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made at the beginning of fiscal 1995.

    4.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1986, permit the grant of nonqualified and incentive stock options. A third plan, adopted in fiscal 1994, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a three to ten year period, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in September 1991, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the
                                       17PAGE

   Thermo TerraTech Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

   4.  Employee Benefit Plans (continued)

   stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.
       In connection with the acquisition of Killam Associates in February 1995, the Company assumed certain outstanding options granted under Killam Associates' nonqualified stock option plan. Such options were converted into options to purchase shares of the Company's common stock, in accordance with the original terms of the options. All of the options converted were fully vested and exercisable immediately pursuant to their original terms. Such options expire ten years from the date of grant.
       No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information is as follows:

                              1997              1996               1995
                        ----------------  ----------------  -----------------
                                Weighted          Weighted           Range of
                        Number   Average  Number   Average  Number     Option
   (Shares in               of  Exercise      of  Exercise      of     Prices
   thousands)           Shares     Price  Shares     Price  Shares  per Share
   --------------------------------------------------------------------------
   Options outstanding,                                              $ 1.43-
    beginning of year   2,561    $ 6.13    2,559   $ 5.62    1,318   $16.05
     Assumed upon
      acquisition of
      Killam Associates     -         -        -        -      848      .08
                                                                       7.83-
     Granted              288     10.10      182    11.44      665     8.18
                                                                       1.43-
     Exercised           (242)     1.16     (141)    3.09     (197)    3.19
                                                                       8.10-
     Forfeited            (49)     8.79      (39)    8.60      (75)   10.00
                        -----              -----             -----
   Options outstanding,                                              $  .08-
    end of year         2,558    $ 6.99    2,561   $ 6.13    2,559   $16.05
                        =====              =====             =====
                                                                     $  .08-
   Options exercisable  2,558    $ 6.99    2,558   $ 6.12    2,558   $16.05
                        =====              =====             =====
   Options available for
    grant                 483                730               874
                        =====              =====             =====

   Weighted average fair
     value per share of
     options granted
     during year                 $ 4.15            $ 3.83
                                 ======            ======

                                       18PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        A summary of the status of the Company's stock options at March 29, 1997, is as follows:

                                        Options Outstanding and Exercisable
                                        -----------------------------------
                                                                   Weighted
                                         Number  Weighted Average   Average
                                             of         Remaining  Exercise
    Range of Exercise Prices             Shares  Contractual Life     Price
    -----------------------------------------------------------------------
    (Shares in thousands)
    $ 0.08-$ 4.07                           578         0.8 years    $ 0.08
      4.08-  8.06                            74         2.0 years      6.07
      8.07- 12.06                         1,822         6.4 years      8.97
     12.07- 16.05                            84         5.3 years     12.40
                                          -----
    $ 0.08-$16.05                         2,558         5.0 years    $ 6.99
                                          =====

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 1997, 1996, and 1995, the Company issued 25,053 shares, 44,259 shares, and 21,999 shares, respectively, of its common stock under this program. Employees of the Environmental Services Businesses participated in an employee stock purchase program sponsored by Thermo Instrument through November 1994. Thereafter, they became eligible to participate in the Company's employee stock purchase program.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in fiscal 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at

                                       19PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income (loss) and earnings (loss) per share would have been as follows:

    (In thousands except per share amounts)                  1997      1996
    ------------------------------------------------------------------------
    Net income (loss):
      As reported                                         $  (162)  $ 3,447
      Pro forma                                              (866)    3,018
    Earnings (loss) per share:
      As reported                                            (.01)      .19
      Pro forma                                              (.05)      .17

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to April 2, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                         1997           1996
    ------------------------------------------------------------------------
    Volatility                                           29%            29%
    Risk-free interest rate                             6.2%           5.8%
    Expected life of options                       6.1 years      4.4 years

       The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    401(k) Savings Plan and Employee Stock Ownership Plan
        The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan and, prior to January 1, 1995, in Thermo Electron's employee stock ownership plan
    (ESOP). Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. Certain subsidiaries of the Company also have a defined contribution retirement plan, a union-sponsored, collectively bargained multi-employer pension plan, and 401(k) savings plans. For

                                       20PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    these plans, the Company contributed and charged to expense $2,837,000, $2,909,000, and $1,654,000 in fiscal 1997, 1996, and 1995, respectively.
    Effective December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries and ESOP II, covering employees of certain of Thermo Electron's majority-owned subsidiaries, including the Company. Also, effective December 31, 1994, the ESOP II plan was terminated, and as a result, the Company's employees are no longer eligible to participate in an ESOP.

    5.  Income Taxes

        The components of income (loss) before income taxes and minority interest are as follows:

    (In thousands)                                1997      1996       1995
    -----------------------------------------------------------------------
    Domestic                                   $ 3,149   $10,977    $11,494
    Foreign                                     (3,440)   (2,663)       121
                                               -------   -------    -------
                                               $  (291)  $ 8,314    $11,615
                                               =======   =======    =======

        The Company's foreign results of operations include losses associated with its J. Amerika division, which was sold during the fourth quarter of fiscal 1997 (Note 13).
        The components of the income tax provision are as follows:

    (In thousands)                                1997      1996       1995
    -----------------------------------------------------------------------
    Currently (payable) prepaid:
      Federal                                  $(1,271)  $(1,339)   $(3,253)
      State                                     (1,122)     (678)    (1,112)
      Foreign                                      234     1,120        (96)
                                               -------   -------    -------
                                                (2,159)     (897)    (4,461)
                                               -------   -------    -------
    (Deferred) prepaid, net:
      Federal                                     (389)   (2,198)     1,287
      State                                        (88)     (549)       303
      Foreign                                      931         -          -
                                               -------   -------    -------
                                                   454    (2,747)     1,590
                                               -------   -------    -------
                                               $(1,705)  $(3,644)   $(2,871)
                                               =======   =======    =======

        The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $659,000, $1,785,000, and $1,380,000 in fiscal 1997, 1996, and 1995,
                                       21PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

    respectively, of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions.
        The income tax provision in the accompanying statement of operations differs from the amounts calculated by applying the statutory federal income tax rate of 35% in fiscal 1997 and 34% in fiscal 1996 and 1995 to income (loss) before income taxes and minority interest due to the following:

    (In thousands)                                1997      1996       1995
    -----------------------------------------------------------------------
    (Provision) benefit for income taxes at
      statutory rate                           $   102   $(2,827)   $(3,949)
    Differences resulting from:
      Amortization and write-off of cost in
        excess of net assets of acquired
        companies                               (1,384)   (2,485)       (44)
      Gain on issuance of stock by subsidiaries    516     1,403        456
      State income taxes, net of federal tax      (787)     (797)      (534)
      Minority interest in joint venture
        income (Note 3)                              -         -      1,061
      Foreign tax rate and tax law differential    (16)      249        (10)
      Tax-exempt investment income                  33       181        180
      Nondeductible expenses                       (64)      (51)      (253)
      Reversal of tax reserves no longer
        required                                     -       750          -
      Other, net                                  (105)      (67)       222
                                               -------   -------    -------
                                               $(1,705)  $(3,644)   $(2,871)
                                               =======   =======    =======



                                       22PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.   Income Taxes (continued)

         Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                          1997       1996
    -----------------------------------------------------------------------
    Prepaid income taxes:
      Accrued compensation                               $ 1,410    $ 2,805
      Reserves and accruals                                4,562      3,075
      Allowance for doubtful accounts                      1,151      1,107
      Net operating loss carryforward                      1,912      1,773
      Federal tax credit carryforward                        118        248
      Other                                                  303        159
                                                         -------    -------
                                                           9,456      9,167
      Less: Valuation allowance                              276        276
                                                         -------    -------
                                                         $ 9,180    $ 8,891
                                                         =======    =======

    Deferred income taxes:
      Depreciation                                       $ 5,581    $ 1,237
      Other deferred items                                   611      3,362
                                                         -------    -------
                                                         $ 6,192    $ 4,599
                                                         =======    =======

        Included in other assets in fiscal 1997 is $1,811,000 of long-term prepaid income taxes related to foreign net operating losses, net of long-term deferred income taxes of $895,000 related to timing differences in a foreign jurisdiction. In fiscal 1996, long-term prepaid income taxes related to foreign net operating losses of $1,041,000 was reflected as a reduction of long-term deferred income taxes.
        During fiscal 1996, the Company reversed previously established tax reserves totaling $750,000 that were no longer required as a result of the completion of certain revenue agent reviews.
        The valuation allowance relates to the uncertainty surrounding the realization of the tax benefits attributable to federal operating loss and credit carryforwards and purchase accounting reserves related to various acquisitions. The valuation allowance will be used to reduce cost in excess of net assets of acquired companies when any portion of the related deferred tax asset is recognized.
        The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
        The net operating loss carryforward primarily consists of foreign carryforwards which may be carried forward indefinitely.

                                       23PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Short- and Long-term Obligations and Other Financing Arrangements

    Long-term Obligations
        Long-term obligations of the Company are as follows:

    (In thousands except per share amounts)                  1997       1996
    ------------------------------------------------------------------------

    4 5/8% Subordinated convertible debentures,
      due 2003, convertible at $15.90 per share          $111,850   $      -
    6 1/2% Subordinated convertible debentures,
      due 1997, convertible at $10.33 per share            13,370     18,182
    4 7/8% Subordinated convertible debentures,
      due 2000, convertible into shares of Thermo
      Remediation at $17.92 per share                      37,950     37,950
    Promissory note to parent company, repaid May 1996
      (Note 3) (a)                                              -     15,000
    Promissory note to parent company, repaid May 1996
      (Note 3) (a)                                              -     35,000
    Promissory note to parent company, due June 1997
      (Note 3) (a)                                         38,000     38,000
    Zero coupon promissory note, face value $28,000,
      due in two installments in February and May 1998
      (Note 3)                                             26,057     24,251
    6.75% Mortgage loan, payable in monthly
      installments of $9, with final payment in 2008        1,293      1,403
    Other                                                   1,934        814
                                                         --------   --------
                                                          230,454    170,600
    Less: Current maturities of long-term obligations      65,268     15,216
                                                         --------   --------
                                                         $165,186   $155,384
                                                         ========   ========

    (a) Bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, which was 5.78% at March 29, 1997.

        The 4 5/8%, 6 1/2%, and 4 7/8% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. During fiscal 1997 and 1996, $4,812,000 and $365,000 principal amount, respectively, of the 6 1/2% debentures was converted into 465,827 shares and 35,332 shares, respectively, of the Company's common stock.
        The annual requirements for long-term obligations as of March 29, 1997, are $65,268,000 in fiscal 1998; $13,492,000 in fiscal 1999;
    $388,000 in fiscal 2000; $38,338,000 in fiscal 2001; $376,000 in fiscal
    2002; and $112,592,000 in fiscal 2003 and thereafter. Total requirements of long-term obligations are $230,454,000. See Note 11 for information pertaining to the fair value of the Company's long-term obligations.

                                       24PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6. Short- and Long-term Obligations and Other Financing Arrangements (continued)

    Short-term Obligations and Other Financing Arrangements
        The Company's Thermo EuroTech subsidiary has a line of credit, denominated in Dutch guilders, under which approximately $5,300,000 may be borrowed at the Dutch discount rate plus 125 basis points. At March 29, 1997, and March 30, 1996, $2,227,000 and $3,995,000, respectively, was outstanding under this arrangement, bearing interest at 5.25%.
        In December 1994, Thermo Remediation borrowed $4,000,000 from Thermo Electron through the issuance of a promissory note bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The note was repaid in full in June 1995.

    7.  Commitments and Contingencies

    Operating Leases
        The Company leases land, office, manufacturing facilities, and equipment under operating leases expiring at various dates through fiscal 2008. The accompanying statement of operations includes expenses from operating leases of $4,977,000, $4,632,000, and $2,491,000, in fiscal
    1997, 1996, and 1995, respectively. Future minimum payments due under noncancellable operating leases at March 29, 1997, are $4,153,000 in fiscal 1998; $3,038,000 in fiscal 1999; $2,197,000 in fiscal 2000;
    $1,534,000 in fiscal 2001; $1,342,000 in fiscal 2002; and $2,019,000 in fiscal 2003 and thereafter. Total future minimum lease payments are $14,283,000. See Note 8 for office and manufacturing facilities leased from Thermo Electron.
        In March 1991, the Company's TPST Virginia subsidiary entered into a seven-year agreement, terminable at the Company's option with 90 days' notice, to operate one or more of its soil-remediation units at a site owned by a third party. Under the terms of the agreement, the Company pays a fee based on the gross remediation revenues generated from the operations at the site, less certain operating costs incurred by the Company. The accompanying statement of operations includes expenses relating to this agreement of $79,000, $147,000, and $307,000 in fiscal 1997, 1996, and 1995, respectively. Any future expenses related to this agreement will not be material as this facility will be closed (Note 13).

    Contingencies
        The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material effect upon the financial position of the Company or its results of operations.


                                       25PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. Prior to January 1, 1996, the Company paid an annual fee equal to 1.20% of the Company's revenues. Prior to January 1, 1995, the Company paid an annual fee equal to 1.25% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $2,785,000, $2,612,000, and $1,692,000 in fiscal 1997, 1996, and 1995, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Development Agreement
        The Company and Thermo Electron entered into a development agreement under which Thermo Electron agreed to fund up to $4,000,000 of the direct and indirect costs of the Company's development of soil-remediation centers. In exchange for this funding, the Company granted Thermo Electron a royalty equal to approximately 3% of net revenues from soil-remediation services performed at the centers developed under the agreement. The royalty payments may cease if the amounts paid by the Company yield a certain internal rate of return to Thermo Electron on the funds advanced to the Company under the agreement. Two sites have been developed under this agreement. The Company paid royalties of $186,000, $332,000, $432,000 in fiscal 1997, 1996, and 1995, respectively, relating to this agreement, which are included in selling, general and administrative expenses in the accompanying statement of operations.

    Operating Leases
        In addition to the operating leases discussed in Note 7, the Company leases or subleases three office and manufacturing facilities from Thermo Electron under lease agreements expiring in fiscal 1999 and 2004. The accompanying statement of operations includes expenses from the operating lease and sublease of $553,000, $486,000, and $537,000 in fiscal 1997,
    1996, and 1995, respectively. The future minimum payments due under the lease and sublease as of March 29, 1997, are $897,000 in fiscal 1998; $925,000 in fiscal 1999; $813,000 in fiscal 2000 through 2002; and
    $1,921,000 in fiscal 2003 and thereafter. Total future minimum payments are $6,182,000.
                                       26PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Related-party Transactions (continued)

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Short- and Long-term Obligations
        See Note 6 for a description of short- and long-term obligations of the Company held by Thermo Electron.

    9.  Common Stock

        At March 29, 1997, the Company has 700,500 warrants outstanding to purchase shares of its common stock, which are exercisable at prices ranging from $10.00 - $11.34 per share and expire in fiscal 2001. The warrants were issued in fiscal 1992 and 1993 in connection with private placements completed by three of the Company's soil-remediation subsidiaries.
        At March 29, 1997, the Company had reserved 12,176,635 unissued shares of its common stock for possible issuance under stock-based compensation plans, possible issuance upon conversion of the 4 5/8% and 6 1/2% subordinated convertible debentures, and exercise of warrants.

    10. Transactions in Stock of Subsidiaries

        During fiscal 1997, Thermo EuroTech sold 1,105,000 shares of its common stock in a private placement at $4.25 per share, for net proceeds of $4,314,000, resulting in a gain of $1,475,000.
        During fiscal 1996, Thermo Remediation sold 500,000 shares of its common stock in a private placement at $13.25 per share, for net proceeds of $6,625,000, resulting in a gain of $2,742,000. During fiscal 1996, Thermo Remediation issued 227,250 shares of its common stock in connection with the acquisition of ReTec (Note 3), resulting in a gain of $1,385,000.
        During fiscal 1995, Thermo EuroTech sold 700,331 shares of its common stock in a private placement at $3.75 per share, for net proceeds of $2,423,000, resulting in a gain of $829,000. During fiscal 1995, Thermo Remediation sold 75,000 shares of its common stock in a private placement at $9.67 per share, for net proceeds of $715,000, resulting in a gain of $229,000.
        Dividends declared by Thermo Remediation were $2,557,000,
    $2,491,000, and $2,012,000 in fiscal 1997, 1996, and 1995, respectively.
    Dividends declared by Thermo Remediation include $1,694,000, $1,667,000, and $1,316,000 in fiscal 1997, 1996, and 1995, respectively, that was allocated to the Company and reinvested in 194,961 shares, 117,805 shares, and 113,491 shares, respectively, of Thermo Remediation's common stock pursuant to Thermo Remediation's Dividend Reinvestment Plan adopted in fiscal 1995.

                                       27PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    10. Transactions in Stock of Subsidiaries (continued)

        The Company's percentage ownership of its majority-owned subsidiaries at year-end was as follows:

                                                     1997     1996    1995
    -----------------------------------------------------------------------
    Thermo EuroTech                                   53%      62%     62%
    Thermo Remediation                                69%      66%     66%

    11. Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale and held-to-maturity investments, accounts receivable, notes payable and current maturities of long-term obligations, accounts payable, due to parent company, and long-term obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale and held-to-maturity investments, and long-term obligations, approximate fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments. Held-to-maturity investments in the accompanying balance sheet are carried at amortized cost. The fair values are disclosed on the accompanying balance sheet and were determined based on quoted market prices.
        The fair value of short- and long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year ends. The carrying amount and fair value of the Company's short- and long-term obligations are as follows:

                                        1997                     1996
                                -------------------     --------------------
                                 Carrying      Fair      Carrying       Fair
    (In thousands)                 Amount     Value        Amount      Value
    ------------------------------------------------------------------------
    Current maturity of
      subordinated convertible
      debentures                $ 13,370   $ 13,771     $      -    $      -
                                ========   ========     ========    ========

    Long-term subordinated
      convertible debentures    $149,800   $132,973     $ 56,132    $ 63,681
    Other                         15,386     15,386       99,252      99,252
                                --------   --------     --------    --------
                                $165,186   $148,359     $155,384    $162,933
                                ========   ========     ========    ========


                                       28PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    12. Significant Customers

        During fiscal 1997, 1996, and 1995 revenues derived from U.S. government agencies accounted for 13%, 10%, and 6%, respectively, of the Company's total revenues.

    13. Nonrecurring Costs

        During fiscal 1997, Thermo Remediation recorded $7,800,000 of nonrecurring costs to write-down certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies, in response to a recent severe downturn in Thermo Remediation's soil-recycling business, which will result in the closure of two soil-remediation sites. In addition, the Company's analysis indicates that the future undiscounted cash flows from certain other soil-remediation sites that will remain open will be insufficient to recover Thermo Remediation's investment in these business units, thus requiring a write-down of certain assets, which is included in the $7,800,000 charge. Of the total charge, $2,206,000 is nondeductible for tax purposes.
        In addition, in fiscal 1997, Thermo EuroTech sold its J. Amerika division, which resulted in a loss of $1,482,000. J. Amerika's revenues and operating loss were $3,970,000 and $552,000, respectively, in fiscal 1997.
        Following the purchases of Killam Associates in February 1995, the businesses formerly operated by the Company's environmental services joint venture with Thermo Instrument in April 1995, and Lancaster Laboratories in May 1995, the primary growth focus of the Company has become environmental infrastructure services. During fiscal 1996, the Company determined that it no longer expected to reinvest in its thermal-processing equipment business. The Company's fiscal 1996 analysis indicated that the expected future undiscounted cash flow from this business would be insufficient to recover the Company's investment. Accordingly, in the second quarter of fiscal 1996, the Company wrote off $4,995,000 of cost in excess of net assets of acquired company associated with the thermal-processing equipment business. This noncash expense is nondeductible for tax purposes.
        In fiscal 1996, the Company sold to a management group the assets of a small civil engineering design office in Williston, Vermont, that was no longer included in the geographic expansion plans of the Company. An intangible asset of $569,000 associated with this office was not recovered in the sale price and, accordingly, was written off. This noncash expense is nondeductible for tax purposes. Sales and earnings of this office were not material to the Company.


                                       29PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements


    14. Equity in Earnings of Unconsolidated Subsidiary

        The Company's equity in earnings in unconsolidated subsidiary in the accompanying statement of operations represents the Company's proportionate share of income from a 50% investment in ReTec/Tetra L.C. (ReTec/Tetra), acquired in December 1995 through Thermo Remediation's acquisition of ReTec. The carrying value of this investment was $5,650,000 at March 29, 1997.
        Summary financial information for ReTec/Tetra is as follows:

                                                        December 31,
                                                   ---------------------
    (In thousands)                                    1996          1995
    --------------------------------------------------------------------
    Current assets                                 $ 3,072       $ 2,163
    Noncurrent assets                               12,644        11,653
                                                   -------       -------
      Total assets                                 $15,716       $13,816
                                                   =======       =======
    Current liabilities                            $ 2,016       $ 2,342
    Noncurrent liabilities                           2,635         2,465
    Members' equity                                 11,065         9,009
                                                   -------       -------
      Total liabilities and members' equity        $15,716       $13,816
                                                   =======       =======

                                                Year Ended
                                                  Dec. 31,
    (In thousands)                                    1996
    ------------------------------------------------------
    Revenues                                       $12,066
    Cost of revenues                                 9,040
                                                   -------
    Gross profit                                   $ 3,026
                                                   =======
    Net income                                     $   981
                                                   =======


                                       30PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    15. Supplemental Cash Flow Information

        Supplemental cash flow information is as follows:

                                                        Year Ended
                                            --------------------------------
                                            March 29,   March 30,   April 1,
    (In thousands)                               1997        1996       1995
    ------------------------------------------------------------------------
    Cash Paid For:
      Interest                               $ 10,255   $  7,438    $  2,507
      Income taxes                           $  1,958   $  5,803    $    952

    Noncash Activities:
      Fair value of assets of acquired
        companies                            $ 12,996   $ 68,533    $ 86,721
      Cash paid for acquired companies         (5,465)   (45,005)    (39,559)
      Issuance of notes payable for
        acquired company                       (1,300)         -     (22,300)
      Issuance of Company and subsidiary
        common stock, stock options, and
        warrants for acquired companies        (2,006)   (11,210)     (7,780)
                                             --------   --------    --------
          Liabilities assumed of acquired
            companies                        $  4,225   $ 12,318    $ 17,082
                                             ========   ========    ========
      Conversions of subordinated
        convertible debentures (Note 6)      $  4,812   $    365    $      -
      Issuance of Company common stock to
        former owner of acquired company
        (Note 3)                             $      -   $      -    $    840

    See Note 3 for discussion of the environmental services joint venture.

    16. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997 (a)
                                        First   Second(b) Third     Fourth(c)
    -------------------------------------------------------------------------
    Revenues                          $67,618  $67,269  $75,698    $67,918
    Gross profit                       13,092   11,372   12,830     11,129
    Net income (loss)                   1,458    1,450      902     (3,972)
    Earnings (loss) per share             .08      .08      .05       (.22)

    1996 (a, d)
                                        First   Second(e) Third(f)  Fourth
    ------------------------------------------------------------------------
    Revenues                          $50,728  $54,498  $55,578    $59,680
    Gross profit                       12,221   13,367   12,636     12,808
    Net income (loss)                   4,041   (4,115)   1,598      1,923
    Earnings (loss) per share             .22     (.24)     .09        .10
                                       31PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                   Notes to Consolidated Financial Statements

    16. Unaudited Quarterly Information (continued)

    (a)Historical results have been restated to reflect the acquisition of Metal Treating, accounted for at historical cost in a manner similar to a pooling-of-interests.
    (b)Includes nontaxable gains of $1,475,000 from the issuance of stock by subsidiary.
    (c)Reflects $7,800,000 of nonrecurring costs and a loss of $1,482,000 related to the sale of the Company's J. Amerika division.
    (d)Includes nontaxable gains of $2,742,000 and $1,385,000 in the first and fourth quarters, respectively, from the issuance of stock by subsidiaries.
    (e)Includes the write-off of goodwill of $4,995,000 and a loss on the sale of assets of $569,000.
    (f)Reflects the December 1995 acquisition of ReTec by Thermo
       Remediation.

    17. Subsequent Events

        In May 1997, the Company purchased a controlling interest in The Randers Group Incorporated (Randers), a provider of design engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. The Company purchased 7,100,000 shares of Randers common stock from certain members of Randers' management, and 420,000 shares from Thermo Power Corporation, an affiliate of the Company, at a price of $0.625 per share, for an aggregate cost of approximately $4,700,000. Following these transactions, the Company owns approximately 53.3% of Randers' outstanding common stock. In addition, Thermo Electron owns approximately 8.9% of Randers' outstanding common stock. Randers had revenues of $12.4 million in calendar 1996.
         The Company has also entered into a letter of intent to transfer its wholly owned engineering and consulting businesses, including the Killam group of companies, to Randers in exchange for newly issued shares of Randers common stock. The exact price for these businesses is still under negotiation, but in no event would be less than the book value of the transferred businesses as of the closing of the transfer. The number of new shares of Randers common stock to be issued to the Company would equal the agreed price divided by $0.625.
         The transfer is subject to several conditions, including completion by Randers of its due diligence investigation, receipt of an opinion from an investment bank that the transaction is fair to Randers from a financial point of view, approval of the transaction by Randers' shareholders, and receipt of all required regulatory approvals, including continued listing of the Randers common stock on the American Stock Exchange following the transaction.

                                       32PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo TerraTech Inc.:

        We have audited the accompanying consolidated balance sheet of Thermo TerraTech Inc. (a Delaware corporation and an 82%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of March 29, 1997, and March 30, 1996, and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended March 29, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo TerraTech Inc. and subsidiaries as of March 29, 1997, and March 30, 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 1997, in conformity with generally accepted accounting principles.



                                            Arthur Andersen LLP



    Boston, Massachusetts
    May 6, 1997 (except with respect to
      the matters discussed in Note 17 as
      to which the date is May 12, 1997)




                                       33PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operation under the caption "Forward-looking Statements."

    Overview

        The Company provides environmental services and infra-structure planning and design encompassing a broad range of specializations, including remediation of soil and fluids, consulting and design, laboratory-testing, and metal treating.

        Remediation and Recycling - In December 1995, the Company's majority-owned Thermo Remediation Inc. (Thermo Remediation) subsidiary acquired Remediation Technologies, Inc. (ReTec), a provider of integrated environmental services such as remediation of industrial sites contaminated with organic wastes and residues. In September 1996, Thermo Remediation acquired IEM Sealand Corporation (IEM Sealand), a provider of construction services for the remediation of hazardous wastes under contracts with federal and state governments and other public- and private-sector clients. Through its Thermo Nutech subsidiary, Thermo Remediation provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics, radiochemistry laboratory, and radiation dosimetry services. Through its TPS Technologies Inc. subsidiary, Thermo Remediation also designs and operates facilities for the remediation of nonhazardous soil and operates a network of such facilities along the East and West coasts. In addition, Thermo Remediation's Thermo Fluids subsidiary collects, tests, processes, and recycles used motor oil and other industrial oils. The Company's majority-owned Thermo EuroTech N.V. (Thermo EuroTech) subsidiary, located in the Netherlands, specializes in converting "off-spec" and contaminated petroleum fluids into usable oil products.

        Consulting and Design - The Company's wholly owned Killam Associates subsidiary provides environmental consulting and engineering services and specializes in wastewater treatment and water resources management. In November 1996, the Company acquired Carlan Consulting Group, Inc. (Carlan), a provider of transportation and environmental consulting and professional engineering and architectural services. Subsequent to the fiscal year end, in May 1997, the Company purchased a controlling interest in The Randers Group Incorporated (Randers), a provider of

                                       34PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

    design engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. The Company's wholly owned Bettigole Andrews Clark & Killam Inc. and Normandeau Associates, Inc. subsidiaries provide both private- and public-sector clients with a range of consulting services that address transportation planning and design, and natural resource management issues, respectively.

        Laboratory Testing - The Company's wholly owned Thermo Analytical Inc. subsidiary operates analytical laboratories that provide environmental, pharmaceutical, and food testing services to primarily commercial clients throughout the U.S.

        Metal Treating - The Company performs metallurgical processing services using thermal-treatment equipment at locations in California, Minnesota, and Wisconsin. The Company also designs, manufactures, and installs advanced custom-engineered, thermal-processing systems through its equipment division located in Michigan.

    Results of Operations

    Fiscal 1997 Compared With Fiscal 1996
        Total revenues increased 26% to $278.5 million in fiscal 1997 from $220.5 million in fiscal 1996. Revenues from remediation and recycling services increased to $127.1 million in fiscal 1997 from $77.0 million in fiscal 1996, primarily due to the inclusion of $50.0 million of revenues from ReTec and IEM Sealand, acquired in December 1995 and September 1996, respectively. Revenues from soil-remediation services decreased 21% due to a severe downturn in this business, which resulted in a decline in the volume of soil processed due to overcapacity in the industry and competitive pricing pressures. The Company also believes that several states have reduced their compliance requirements and/or relaxed their enforcement activities. The Company expects this trend to continue for the foreseeable future. Revenues from consulting and design services remained relatively unchanged at $74.8 million in fiscal 1997 and $74.0 million in fiscal 1996. The inclusion of $2.6 million of revenues from Carlan, acquired in November 1996, was offset by lower revenues from federal government contracts. Revenues from laboratory-testing services, excluding radiochemistry laboratory services included in remediation and recycling services, were $35.4 million in fiscal 1997 and $35.5 million in fiscal 1996. Metal-treating revenues increased to $44.3 million in fiscal 1997 from $35.8 million in fiscal 1996, primarily due to an increase in demand for thermal-processing equipment at existing businesses.
        The gross profit margin decreased to 17% in fiscal 1997 from 23% in fiscal 1996, primarily due to a decrease in gross profit margins from remediation and recycling services. The decline was due to lower margins on soil processed resulting from competitive pricing pressures, lower volumes of soil processed at the Company's traditionally higher-margin

                                       35PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued) soil-remediation centers and, to a lesser extent, the inclusion of lower-margin revenues from ReTec and IEM Sealand. The decline was also a result of a decrease in gross profit margins from laboratory-testing and consulting and design services due to costs incurred related to efforts to eliminate redundant capabilities at regional offices and increased competitive pricing pressures in the consulting and design services business. These decreases were offset in part by higher gross profit margins from metal-treating products and services as a result of an increase in revenues.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 13% in fiscal 1997 from 16% in fiscal 1996, primarily due to lower expenses as a percentage of revenues at acquired companies, lower expenses in fiscal 1997 at Thermo EuroTech due to the settlement of several contract disputes which caused higher expenses in fiscal 1996, and a decline in expenses due to the consolidation of administrative functions within the laboratory-testing services business.
        During fiscal 1997, the Company recorded $7.8 million of nonrecurring costs to write-down certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies. The write-down was in response to the downturn in the Company's soil-recycling business discussed above, which will result in the closure of two soil-remediation sites. In addition, the Company's analysis indicates that the future undiscounted cash flows from certain other soil-remediation sites that will remain open will be insufficient to recover the Company's investment in these business units, thus requiring a write-down of certain assets, which is included in the $7.8 million charge. The recent severe downturn in the Company's soil-recycling business and relaxed compliance requirements and enforcement activities resulted in overcapacity in the industry and competitive pricing pressures. The Company expects that closure of two sites with small operating losses and a write-down of certain assets at two other sites, at which current volumes of soil being processed were insufficient to recover the Company's investment, will improve operating results beginning in fiscal 1998. Revenues and operating losses, exclusive of the write-down, at the two sites being closed aggregated $2.9 million and $0.6 million, respectively, in fiscal 1997.
        Interest income increased to $7.3 million in fiscal 1997 from $5.1 million in fiscal 1996, primarily as a result of interest income earned on invested proceeds from the Company's issuance of 4 5/8% subordinated convertible debentures in May 1996 (Note 6). Interest expense increased to $12.9 million in fiscal 1997 from $10.7 million in fiscal 1996, primarily due to the Company's issuance of 4 5/8% subordinated convertible debentures and Thermo Remediation's issuance of 4 7/8% subordinated convertible debentures in May 1995, offset in part by the repayment of promissory notes to Thermo Electron Corporation (Thermo Electron) with proceeds from the Company's 4 5/8% subordinated convertible debentures.
        Equity in earnings of unconsolidated subsidiary in fiscal 1997 represents ReTec's proportionate share of income from a joint venture (Note 14).
                                       36PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued)
        During fiscal 1997 and 1996, Thermo EuroTech's J. Amerika division incurred operating losses as a result of intense competition in the removal and installation of underground storage tank and wastewater treatment businesses. During fiscal 1997, the Company sold this business unit and incurred a loss of $1.5 million on the sale. J. Amerika's revenues and operating loss were $4.0 million and $0.6 million, respectively, in fiscal 1997. During fiscal 1996, the Company sold the assets of an engineering office and wrote off an intangible asset of $0.6 million in connection with the sale (Note 13).
        The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiary through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the issuance of common stock by Thermo EuroTech in fiscal 1997 and by Thermo Remediation in fiscal 1996, the Company recorded gains of $1.5 million and $4.1 million, respectively. These gains represent an increase in the Company's proportionate share of the subsidiary's equity and are classified as "Gain on issuance of stock by subsidiaries" in the accompanying statement of operations. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. In addition, in October 1995, the Financial Accounting Standards Board
    (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements: Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The FASB expects to issue a final statement or a revised exposure draft in calendar 1997. Accordingly, there can be no assurance that the Company will be able to recognize gains from such transactions in the future.
        The effective tax rate in fiscal 1997 exceeded the statutory federal income tax rate primarily due to the nondeductible amortization and write-off of cost in excess of net assets of acquired companies and the impact of state income taxes, offset in part by the nontaxable gain on issuance of stock by subsidiaries. The effective tax rate in fiscal 1996 exceeded the federal statutory rate, primarily due to the nondeductible write-off of cost in excess of net assets of acquired company and the loss on sale of assets, offset in part by the nontaxable gains on issuance of stock by subsidiaries and the reversal of previously established tax reserves of $0.8 million that were no longer required due to the completion of certain revenue agent reviews.

                                       37PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued)
        The Company recorded minority interest income of $1.8 million in fiscal 1997, compared with minority interest expense of $1.2 million in fiscal 1996, due to losses incurred by the Company's majority-owned subsidiaries.

    Fiscal 1996 Compared With Fiscal 1995
        Total revenues increased 61% to $220.5 million in fiscal 1996 from $137.0 million in fiscal 1995. Revenues from remediation and recycling services increased to $77.0 million in fiscal 1996 from $58.2 million in fiscal 1995, primarily due to the inclusion of $24.4 million in revenues from businesses acquired or constructed in late fiscal 1995 and 1996, and higher revenues from a long-term environmental restoration contract for the U.S. Department of Energy's (DOE's) Hanford site (Hanford), which began in the second quarter of fiscal 1995. These increases were offset in part by lower soil-remediation services revenues resulting from a decrease in the volume and price of soil processed as a result of regulatory uncertainties at several sites, competitive pricing pressures, and severe weather conditions primarily in the fourth quarter of fiscal 1996. Revenues from radiochemistry laboratory work also decreased, reflecting a reduction in spending at the DOE and delays in federal government budget appropriations. Consulting and design services revenues increased to $74.0 million in fiscal 1996 from $40.3 million in fiscal 1995, primarily as a result of an increase of $34.2 million due to the inclusion of revenues for a full year from Killam Associates, which was acquired in February 1995. Revenues from laboratory-testing services, excluding the radiochemistry laboratory services included in remediation and recycling services, increased to $35.5 million in fiscal 1996 from $8.6 million in fiscal 1995, reflecting the inclusion of $29.1 million in revenues from Lancaster Laboratories, which was acquired in May 1995, offset in part by a decline in revenues due to reduced federal spending and a shift in business from existing sites to the newly acquired Lancaster Laboratories. Metal-treating revenues increased to $35.8 million in fiscal 1996 from $29.9 million in fiscal 1995, primarily due to an increase in demand for thermal-processing equipment.
        The gross profit margin decreased to 23% in fiscal 1996 from 25% in fiscal 1995, due to lower gross profit margins from remediation and recycling services revenues primarily due to competitive pricing pressures and lower revenues from higher-margin radiochemistry laboratory work. In addition, gross profit margins at Thermo EuroTech decreased as a result of severe winter weather and market conditions in fiscal 1996. These decreases were offset in part by the inclusion of higher-margin revenues from Lancaster Laboratories and Killam Associates.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 16% in fiscal 1996 from 18% in fiscal 1995, primarily due to nonrecurring expenses related to various litigation in fiscal 1995.
        During the second quarter of fiscal 1996, the Company wrote off $5.0 million of cost in excess of net assets of acquired company related to its thermal-processing equipment business. In addition, in the second

                                      38PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1996 Compared With Fiscal 1995 (continued) quarter of fiscal 1996, the Company incurred a loss of $0.6 million as a result of the sale of an engineering office. These noncash expenses are nondeductible for tax purposes (Note 13).
        Interest income increased to $5.1 million in fiscal 1996 from $3.3 million in fiscal 1995 as a result of higher invested balances following the issuance of 4 7/8% subordinated convertible debentures by Thermo Remediation in May 1995 and a private placement of shares of Thermo Remediation's common stock in May 1995, offset in part by funds expended to purchase the business formerly operated by the environmental services joint venture from Thermo Instrument Systems Inc. (Thermo Instrument) (Note 3). Interest expense increased to $10.7 million in fiscal 1996 from $2.9 million in fiscal 1995 as a result of borrowings from Thermo Electron for the February 1995 acquisition of Killam Associates and the May 1995 acquisition of Lancaster Laboratories, and the issuance of the 4 7/8% subordinated convertible debentures by Thermo Remediation in May 1995.
        As a result of the issuance of stock by Thermo Remediation in fiscal 1996 and 1995, and by Thermo EuroTech in fiscal 1995, the Company recorded gains of $4.1 million and $1.3 million in fiscal 1996 and 1995, respectively.
        The effective tax rate in fiscal 1996 was higher than the statutory federal income tax rate primarily due to the nondeductible write-off of cost in excess of net assets of acquired company and the loss on sale of assets, offset in part by the nontaxable gains on issuance of stock by subsidiaries and the reversal of previously established tax reserves of $0.8 million that were no longer required due to the completion of certain revenue agent reviews. In fiscal 1995, the effective tax rate was lower than the statutory federal income tax rate primarily due to the exclusion of income taxed directly to a minority partner.
        Minority interest expense decreased to $1.2 million in fiscal 1996 from $4.3 million in fiscal 1995 primarily due to the Company's purchase of the businesses formerly operated by the Company's joint venture with Thermo Instrument (Note 3).

    Liquidity and Capital Resources

        Consolidated working capital, including cash, cash equivalents, and short-term available-for-sale investments, increased to $77.3 million at March 29, 1997, from $66.0 million at March 30, 1996. Cash, cash equivalents, and short- and long-term available-for-sale investments were $81.6 million at March 29, 1997, compared with $40.3 million at March 30, 1996. Of the $81.6 million balance at March 29, 1997, $22.7 million was held by Thermo Remediation and the remainder by the Company and its wholly owned subsidiaries. In addition, at March 29, 1997, the Company had $26.1 million of short- and long-term held-to-maturity investments, compared with $24.3 million at March 30, 1996. During fiscal 1997, $9.0 million of cash was provided by operating activities. The Company funded increases in accounts receivable and unbilled contract costs and fees of $6.8 million and $7.8 million, respectively. The increase in accounts receivable is primarily due to higher revenues at Thermo Remediation's IEM Sealand, ReTec, and Thermo Fluids subsidiaries. The increase in

                                       39PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

    unbilled contract costs and fees was due to an increase in thermal-processing equipment contracts and remediation contracts at ReTec.
        Excluding purchases, sales, and maturities of available-for-sale investments, the Company's investing activities primarily consisted of acquisitions and capital additions. During fiscal 1997, the Company and Thermo Remediation each acquired companies for an aggregate of $3.9 million in cash, 311,040 shares of Thermo Remediation's common stock valued at $2.0 million, and the issuance of $1.3 million of short- and long-term obligations. The Company also acquired Metal Treating from Thermo Electron in exchange for $1.6 million in cash. During fiscal 1997, the Company expended $15.4 million for purchases of property, plant, and equipment.
        In fiscal 1997, the Company's financing activities provided $51.7 million of cash. In May 1996, the Company issued and sold $115.0 million principal amount of 4 5/8% subordinated convertible debentures due 2003. In May 1996, the Company repaid its $15.0 million and $35.0 million notes payable to Thermo Electron with proceeds from the offering. The Boards of Directors of the Company and Thermo Remediation each authorized the repurchase, through August 23, 1997 and September 10, 1997, respectively, of up to $10.0 million of their own securities. Through March 29, 1997, the Company and Thermo Remediation had expended $6.7 million and $8.3 million, respectively, under these authorizations. In addition, from March 30, 1997, through May 23, 1997, the Company and Thermo Remediation repurchased an additional $2.9 million and $0.4 million, respectively, under these authorizations. All such purchases are funded from working capital.
        The Company's $38.0 million promissory note to Thermo Electron is due in June 1997. Thermo Electron has indicated its intention to require that the Company's indebtedness to Thermo Electron be repaid to the extent the Company's liquidity and cash flow permit. In addition, the remaining $13.4 million principal amount of the Company's 6 1/2% subordinated convertible debentures is due in August 1997.
        In May 1997, Thermo Remediation acquired TriTechnics Corporation, an environmental consulting and engineering firm, which provides comprehensive consulting and remedial services at refinery and chemical-plant sites, for approximately $1.6 million in cash. In addition, in May 1997, the Company purchased a controlling interest in Randers, a provider of design engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries, for approximately $4.7 million (Note 17).
        Although the Company has no other material commitments to acquire other businesses or for capital expenditures, such expenditures will largely be affected by the number and size of the complementary businesses that can be acquired or developed during the year. The Company believes that it has adequate resources to meet the financial needs of its current operations for the foreseeable future.

                                       40PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Dependence on Environmental Regulation. Federal, state, and local environmental laws govern each of the markets in which the Company conducts business, as well as many of the Company's operations. The markets for many of the Company's services, including industrial-remediation services, nuclear-remediation services, hazardous waste-remedial construction services, soil-remediation services, waste-fluids recycling services, consulting and design services, and laboratory services, and the standards governing most aspects of the construction and operation of the Company's facilities, were directly or indirectly created by, and are dependent on, the existence and enforcement of those laws. There can be no assurance that these laws and regulations will not change in the future, requiring new technologies or stricter standards with which the Company must comply. In addition, there can be no assurance that these laws and regulations will not be made more lenient in the future, thereby reducing the size of the markets addressed by the Company. Any such change in such federal, state, and local environmental laws and regulations may have a material adverse effect on the Company's business.
        Responsibility for establishing and enforcing certain federal policies, such as the federal underground storage tank policy, has been delegated to the states, which are not only required to establish regulatory programs, but also are permitted to mandate more stringent requirements than are otherwise required by federal law. Currently, many states are considering adopting a "risk-based" approach to prioritizing site cleanups and setting cleanup standards, which attempts to balance the costs of remediation against the potential harm to human health and the environment from leaving sites unremediated. There can be no assurance that these policies, if implemented, will not reduce the size of the potential market addressed by the Company.

        Potential Environmental and Regulatory Liability. The Company's operations are subject to comprehensive laws and regulations related to the protection of the environment. Among other things, these laws and regulations impose requirements to control air, soil, and water pollution, and regulate health, safety, zoning, land use, and the handling and transportation of hazardous and nonhazardous materials. Such laws and regulations also impose liability for remediation and cleanup of environmental contamination, both on-site and off-site, resulting from past and present operations. These requirements may also be imposed as conditions of operating permits or licenses that are subject to renewal, modification, or revocation. Existing laws and regulations, and new laws and regulations, may require the Company to modify, supplement, replace, or curtail its operating methods, facilities, or equipment at costs which may be substantial without any corresponding increase in revenue. The Company is also potentially subject to monetary fines, penalties,

                                       41PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                           Forward-looking Statements

    remediation, cleanup or stop orders, injunctions, or orders to cease or suspend certain of its practices. The outcome of any proceedings and associated costs and expenses could have a material adverse impact on the Company's business. In addition, the Company is subject to numerous laws and regulations related to the protection of human health and safety. Such laws and regulations may pose liability on the Company for exposure of its employees to radiation or other hazardous contamination or failure to isolate and remove radioactive or other hazardous contaminants from soil.
        The Company endeavors to operate its business to minimize its exposure to environmental and other regulatory liabilities. Although no claims giving rise to such liabilities have been asserted by the Company's customers or employees to date, there can be no assurance that such claims cannot or will not be asserted against the Company.

        Uncertainty of Funding. Remediation compliance requirements and attendant costs are often beyond the financial capabilities of many individuals and small companies. To address this problem, some states have established tax-supported trust funds to assist in the financing of compliance and site remediation. As a consequence, in many of the states in which the Company markets its soil-remediation services, the majority, and in some cases virtually all, of the soil-remediated by the Company is paid for by large companies and/or these state trust funds. Any substantial decrease in this funding could have a material adverse effect on the Company's business and financial performance. Many states have realized that the number of sites requiring remediation and the costs of compliance are substantially higher than were originally estimated. As a result, several states have relaxed enforcement activities and others have reduced compliance requirements in order to reduce the costs of cleanup. These factors have already resulted in lower levels of cleanup activity in some states. Continued de-emphasis on enforcement activities and/or further reductions in compliance requirements will have a more severe adverse effect on the Company's business.
        The Company depends on funding from the federal and state governments, and their agencies and instrumentalities, for compensation for its services. For example, Thermo Nutech provides a large portion of its services directly or indirectly to the U.S. Department of Energy
    (DOE) and the Company's consulting and design businesses perform significant amounts of services for state and municipal government. Thermo Nutech has experienced a decrease in its radiochemistry laboratory work as a result of ongoing reductions in spending at the DOE as well as a shift in DOE spending from investigative work to cleanup work. Continued declines in spending by DOE and other governmental agencies could have a material adverse effect on the Company's business.

        Competition. The markets for many of the Company's services are regional and are characterized by intense competition from numerous local competitors. Some of the Company's competitors have greater technical and financial resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their services than the Company. Competition could increase if new companies enter the market or its existing competitors expand

                                       42PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                           Forward-looking Statements

    their service lines. There can be no assurance that the Company's current technology, technology under development, or ability to develop new technologies will be sufficient to enable it to compete effectively with its competitors.

        Seasonal Influences. A majority of the Company's businesses experience seasonal fluctuations. A majority of the Company's soil-remediation sites, as well as the Company's fluids-recycling sites, experience declines in severe weather conditions. Site remediation work and certain environmental testing services, such as the services provided by Lancaster Laboratories, ReTec, Killam Associates, IEM Sealand, and Thermo Nutech, may decline in winter months as a result of severe weather conditions. In Europe, Thermo EuroTech may experience a decline in the feedstock delivered to its facilities during winter months, due to frozen waterways.
        Possible Obsolescence Due to Technological Change. Technological developments are expected to continue at a rapid pace in the environmental services industry. The Company's technologies could be rendered obsolete or uneconomical by technological advances by one or more companies that address the Company's markets or by future entrants into the industry. There can be no assurance that the Company would have the resources to, or otherwise would be successful in, developing responses to technological advances by others.

        Dependence of Thermo EuroTech on Availability of Waste Oil Supplies. Thermo EuroTech's North Refinery facility has historically received a large percentage of its oil feedstock from the former Soviet Union. North Refinery no longer receives any oil from that nation, due to political and economic changes that have made the transportation of waste oil difficult. To overcome this loss of supply, North Refinery has taken steps to replace and diversify its feedstock suppliers. No assurance can be given, however, that North Refinery will not experience future disruptions in deliveries. Any such disruptions could have a material adverse effect on the Company's results of operations.

        Risks Associates with Acquisition Strategy. The Company's strategy includes the acquisition of businesses that complement or augment the Company's existing services. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's shareholders.

        Risks Associated with Spin-out of Subsidiaries. The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a majority

                                       43PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                           Forward-looking Statements

    interest to outside investors. As a result of the sale of stock by subsidiaries, the issuance of stock by subsidiaries upon conversion of convertible debentures, and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.
        In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements:
    Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The FASB expects to issue a final statement or a revised exposure draft in calendar 1997.

        No Assurance of Development and Commercialization of Technology Under Development. The Company is currently engaged in the development of several technologies which may ultimately be commercialized to provide services to customers. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. Technology development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of such technology. There can be no assurance that any of the technology currently being developed by the Company, or those to be developed in the future by the Company, will be technologically feasible or accepted by the marketplace, or that any such development will be completed in any particular timeframe.



                                       44PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements

                       Selected Financial Information (a)

    (In thousands except
    per share amounts)        1997(b)   1996(c)     1995(d)   1994(e)   1993
    -------------------------------------------------------------------------
    Statement of Operations Data:
    Revenues              $278,503  $220,484    $136,985  $112,865  $107,634
    Income (loss) before
      cumulative effect
      of change in
      accounting principle    (162)    3,447       4,476     3,507     3,396
    Net income (loss)         (162)    3,447       4,476     4,007     3,396
    Earnings (loss) per
      share before
      cumulative effect
      of change in
      accounting principle    (.01)      .19         .26       .21       .20
    Earnings (loss) per
      share                   (.01)      .19         .26       .24       .20
    Balance Sheet Data:
    Working capital       $ 77,315  $ 66,008    $ 63,459  $ 50,310  $ 48,267
    Total assets           393,784   333,656     273,298   157,161   135,738
    Long-term obligations  165,186   155,384      96,851    18,732    18,743
    Shareholders'
      investment            83,526    85,870      77,217    62,239    57,290

    (a)Historical results have been restated to reflect the acquisition of Metal Treating, Inc., accounted for at historical cost in a manner similar to a pooling-of-interests.
    (b)Reflects $7.8 million of nonrecurring costs and a loss $1.5 million relating to the sale of the Company's J. Amerika division. Also reflects the issuance of $115.0 million principal amount of 4 7/8% subordinated convertible debentures, and a gain on issuance of stock by subsidiaries of $1.5 million.
    (c)Reflects the acquisition of Lancaster Laboratories in May 1995, the purchase of the businesses formerly operated by the environmental services joint venture from Thermo Instrument, and the issuance of a $35.0 million promissory note to Thermo Electron to fund the purchase. Reflects Thermo Remediation's acquisition of ReTec in December 1995, the issuance of $38.0 million principal amount of 4 7/8% subordinated convertible debentures by Thermo Remediation, and a gain on issuance of stock by subsidiaries of $4.1 million. Also reflects the write-off of goodwill of $5.0 million and a loss on the sale of assets of $0.6 million.
    (d)Reflects the acquisitions of RMC Environmental Services, Inc. in August 1994 and Killam Associates in February 1995, and the issuance of $53.0 million of long-term promissory notes to Thermo Electron. Also reflects Thermo EuroTech's acquisition of North Refinery in March 1995.
    (e)Reflects the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

                                       45PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements



    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sale prices on the American Stock Exchange (symbol TTT) for fiscal 1997 and 1996.


                                             1997                1996
                                      -----------------   -----------------
    Quarter                              High       Low      High       Low
    -----------------------------------------------------------------------
    First                             $14 3/8   $11 3/4   $12 3/8   $ 8 1/2
    Second                             12 1/2    10 1/4    12 7/8    11 1/8
    Third                              10 7/8     9        13 1/8    10 3/4
    Fourth                              9 7/8     8 3/4    14 5/8    10 7/8

        As of May 23, 1997, the Company had 1,035 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on May 23, 1997, was $10 7/8 per share.
        Common stock of Thermo Remediation Inc., the Company's majority-owned public subsidiary, is traded on the American Stock Exchange (symbol THN).

    Shareholder Services
        Shareholders of Thermo TerraTech Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo TerraTech Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning in fiscal 1997, quarterly distribution of printed reports will be limited to the second quarter report only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page on the World Wide Web (http://www.thermo.com/subsid/ttt.html).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200


                                       46PAGE

    Thermo TerraTech Inc.                           1997 Financial Statements



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

    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended March 29, 1997, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo TerraTech Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Wednesday, September 24, 1997, at 10:30 a.m. at Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts.