Form 10-K, Exhibit 13
period 1998-04-04
THERMO TERRATECH INC
filed 1998-06-29
CIK 796038

Exhibit 13



















                           THERMO TERRATECH INC.

                     Consolidated Financial Statements

                                Fiscal 1998

Thermo TerraTech Inc.                                1998 Financial Statements

                    Consolidated Statement of Operations


                                                      Year Ended
                                            April 4,  March 29,  March 30,
(In thousands except per share amounts)         1998       1997       1996
--------------------------------------------------------------------------
Revenues (Note 12):
  Service revenues                          $281,456   $251,384   $200,814
  Product revenues                            17,330     27,119     19,670
                                            --------   --------   --------
                                             298,786    278,503    220,484
                                            --------   --------   --------
Costs and Operating Expenses:
  Cost of service revenues                   230,376    204,724    152,451
  Cost of product revenues                    14,735     22,677     17,001
  Selling, general, and administrative
    expenses (Note 8)                         40,733     38,145     34,747
  Product and new business development
    expenses                                   1,148      1,046      1,086
  Nonrecurring costs (Note 13)                     -      7,800      4,995
                                            --------   --------   --------
                                             286,992    274,392    210,280
                                            --------   --------   --------

Operating Income                              11,794      4,111     10,204

Interest Income                                4,163      7,253      5,102
Interest Expense (includes $593,
  $2,638, and $5,610 to parent company)      (10,778)   (12,914)   (10,730)
Gain on Issuance of Stock by
  Subsidiaries (Note 10)                           -      1,475      4,127
Gain (Loss) on Sale of Businesses and
  Assets, Net (Note 3)                         2,952     (1,482)      (569)
Equity in Earnings of Unconsolidated
  Subsidiary (Note 14)                           174        865          -
Gain on Sale of Investments, Net (Note 2)          -        195        180
Other Income, Net                                209        206          -
                                            --------   --------   --------
Income (Loss) Before Provision for Income
  Taxes and Minority Interest                  8,514       (291)     8,314
Provision for Income Taxes (Note 5)           (5,146)    (1,705)    (3,644)
Minority Interest Income (Expense)               (95)     1,834     (1,223)
                                            --------   --------   --------
                 Net Income (Loss)           $ 3,273     $ (162)   $ 3,447
                                            ========   ========   ========
Earnings (Loss) per Share (Note 16):
  Basic                                     $    .18   $   (.01)  $    .20
                                            ========   ========   ========
  Diluted                                   $    .17   $   (.01)  $    .18
                                            ========   ========   ========
Weighted Average Shares (Note 16):
  Basic                                       18,700     18,090     17,420
                                            ========   ========   ========
  Diluted                                     18,978     18,090     18,264
                                            ========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

Thermo TerraTech Inc.                                1998 Financial Statements

                         Consolidated Balance Sheet


                                                      April 4,   March 29,
(In thousands)                                            1998        1997
--------------------------------------------------------------------------

Assets
Current Assets:
  Cash and cash equivalents (includes $29,583
    and $59,781 under repurchase agreement
    with parent company)                              $ 34,711    $ 63,172
  Available-for-sale investments, at quoted market
    value (amortized cost of $2,008 and $18,380;
    Note 2)                                              2,003      18,391
  Short-term held-to-maturity investments, at
    amortized cost (quoted market value of
    $13,979 and $13,238; Note 2)                        13,939      12,971
  Accounts receivable, less allowances of
    $4,450 and $3,838                                   60,050      49,191
  Unbilled contract costs and fees                      20,547      29,053
  Inventories                                            1,498       3,021
  Prepaid and refundable income taxes (Note 5)           6,224       7,369
  Prepaid expenses                                       3,810       3,870
                                                      --------    --------
                                                       142,782     187,038
                                                      --------    --------
Property, Plant, and Equipment, at Cost, Net            91,709      83,566
                                                      --------    --------
Long-term Held-to-maturity Investments, at
  Amortized Cost (quoted market value of
  $13,142; Note 2)                                           -      13,086
                                                      --------    --------
Other Assets                                            18,227      17,308
                                                      --------    --------
Cost in Excess of Net Assets of Acquired
  Companies (Notes 3 and 13)                           107,808      92,786
                                                      --------    --------
                                                      $360,526    $393,784
                                                      ========    ========

Thermo TerraTech Inc.                                1998 Financial Statements

                                                      April 4,   March 29,
(In thousands except share amounts)                       1998        1997
--------------------------------------------------------------------------
Liabilities and Shareholders' Investment
Current Liabilities:
  Notes payable and current maturities of
    long-term obligations (includes $38,000 due
    to parent company in 1997; Note 6)                $ 27,165    $ 67,495
  Accounts payable                                      17,728      12,292
  Accrued payroll and employee benefits                 11,359      12,182
  Billings in excess of revenues earned                  1,314       4,319
  Other accrued expenses                                13,556      10,509
  Due to parent company                                  2,341       2,926
                                                      --------    --------
                                                        73,463     109,723
                                                      --------    --------
Deferred Income Taxes (Note 5)                           2,901       5,297
                                                      --------    --------
Other Deferred Items                                     1,049         893
                                                      --------    --------
Long-term Obligations (Notes 6 and 11):
  Subordinated convertible debentures (includes
    $3,000 of related-party debt)                      149,800     149,800
  Other                                                  3,344      15,386
                                                      --------    --------
                                                       153,144     165,186
                                                      --------    --------

Minority Interest                                       32,839      29,159
                                                      --------    --------
Commitments and Contingencies (Note 7)

Shareholders' Investment (Notes 4 and 9):
  Common stock, $.10 par value, 75,000,000
    shares authorized; 19,583,773 and 18,304,424
    shares issued                                        1,958       1,830
  Capital in excess of par value                        70,437      62,610
  Retained earnings                                     27,319      24,046
  Treasury stock at cost, 51,188 and 417,696
    shares                                                (484)     (3,941)
  Cumulative translation adjustment                     (2,097)     (1,026)
  Net unrealized gain (loss) on available-for-sale
    investments (Note 2)                                    (3)          7
                                                      --------    --------
                                                        97,130      83,526
                                                      --------    --------
                                                      $360,526    $393,784
                                                      ========    ========


The accompanying notes are an integral part of these consolidated financial statements.

Thermo TerraTech Inc.                                1998 Financial Statements

                    Consolidated Statement of Cash Flows


                                                      Year Ended
                                            April 4,  March 29,  March 30,
(In thousands)                                  1998       1997       1996
--------------------------------------------------------------------------

Operating Activities:
  Net income (loss)                         $  3,273   $   (162)  $  3,447
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
      Depreciation and amortization           14,784     12,900     11,005
      Nonrecurring costs (Note 13)                 -      7,800      4,995
      (Gain) loss on sale of businesses
        and assets, net (Note 3)              (2,952)     1,482        569
      Equity in earnings of unconsolidated
        subsidiary (Note 14)                    (174)      (865)         -
      Minority interest (income) expense          95     (1,834)     1,223
      Provision for losses on accounts
        receivable                             1,141        625         85
      Other noncash items                        267        430      1,337
      Decrease in deferred income taxes       (1,583)       (43)      (648)
      Gain on issuance of stock by
        subsidiaries (Note 10)                     -     (1,475)    (4,127)
      Changes in current accounts,
        excluding the effects of
        acquisitions and dispositions:
          Accounts receivable                (11,154)    (6,818)     1,313
          Inventories and unbilled
            contract costs and fees           (3,353)    (7,784)    (5,411)
          Other current assets                 1,715        403        387
          Accounts payable                     5,507        895     (3,277)
          Current liabilities                 (1,038)     3,399     (1,826)
                                            --------   --------   --------
Net cash provided by operating activities      6,528      8,953      9,072
                                            --------   --------   --------
Investing Activities:
  Acquisitions, net of cash acquired
    (Note 3)                                 (12,746)    (5,156)   (43,824)
  Purchase of minority interest in joint
    venture (Note 3)                               -          -    (34,267)
  Purchases of available-for-sale
    investments                                    -    (38,913)   (30,864)
  Proceeds from sale and maturities of
    available-for-sale investments            16,372     29,822     37,795
  Proceeds from maturity of held-to-
    maturity investments (Note 2)             13,935          -          -
  Purchases of property, plant, and
    equipment                                (18,460)   (15,426)   (16,779)
  Proceeds from sale of businesses
    (Note 3)                                  19,722        347          -
  Issuances of notes receivable                 (569)         -       (653)
  Increase in other assets                    (1,993)      (450)    (1,090)
  Other                                        2,464      1,356        426
                                            --------   --------   --------
Net cash provided by (used in) investing
  activities                                $ 18,725   $(28,420)  $(89,256)
                                            --------   --------   --------

Thermo TerraTech Inc.                                1998 Financial Statements

                                                      Year Ended
                                           April 4,   March 29,  March 30,
(In thousands)                                 1998        1997       1996
--------------------------------------------------------------------------

Financing Activities:
  Net proceeds from issuance of
    subordinated convertible
    debentures                             $      -    $112,398   $ 36,889
  Issuance of note payable to parent
    company (Note 6)                              -           -     35,000
  Repayment of notes payable to parent
    company (Note 6)                        (38,000)    (50,000)    (4,000)
  Proceeds from issuance of Company and
    subsidiaries' common stock (Note 10)      1,148       5,346      7,662
  Repurchase of Company and subsidiary
    common stock and subordinated
    convertible debentures                   (7,355)    (14,984)         -
  Issuance of short-term obligations          6,171         803      2,178
  Repayment of notes payable (Note 2)       (14,878)       (736)      (688)
  Dividends paid by subsidiary to
    minority shareholders                      (751)       (847)      (810)
  Other                                           -        (266)      (253)
                                           --------    --------   --------
Net cash provided by (used in)
  financing activities                      (53,665)     51,714     75,978
                                           --------    --------   --------
Exchange Rate Effect on Cash                    (49)       (257)      (420)
                                           --------    --------   --------
Increase (Decrease) in Cash and Cash
  Equivalents                               (28,461)     31,990     (4,626)
Cash and Cash Equivalents at Beginning
  of Year                                    63,172      31,182     35,808
                                           --------    --------   --------
Cash and Cash Equivalents at End of Year   $ 34,711    $ 63,172   $ 31,182
                                           ========    ========   ========

See Note 15 for supplemental cash flow information.


The accompanying notes are an integral part of these consolidated financial statements.

Thermo TerraTech Inc.                                1998 Financial Statements

             Consolidated Statement of Shareholders' Investment


                                                    Year Ended
                                          April 4,   March 29,  March 30,
(In thousands)                                1998        1997       1996
-------------------------------------------------------------------------
Common Stock, $.10 Par Value
  Balance at beginning of year             $ 1,830     $ 1,760    $ 1,741
  Issuance of stock under employees'
    and directors' stock plans                   -          24         15
  Conversions of subordinated
    convertible debentures (Note 6)            128          46          4
                                           -------     -------    -------
  Balance at end of year                     1,958       1,830      1,760
                                           -------     -------    -------
Capital in Excess of Par Value
  Balance at beginning of year              62,610      59,419     53,559
  Activity under employees' and
    directors' stock plans                  (5,490)        264        268
  Tax benefit related to employees'
    and directors' stock plans                 655         461        585
  Conversions of subordinated
    convertible debentures (Note 6)         13,092       4,766        351
  Effect of majority-owned subsidiaries'
    equity transactions                       (430)     (2,300)     4,656
                                           -------     -------    -------
  Balance at end of year                    70,437      62,610     59,419
                                           -------     -------    -------
Retained Earnings
  Balance at beginning of year              24,046      24,474     21,343
  Net income (loss)                          3,273        (162)     3,447
  Metal Treating, Inc. transfer of cash
    to parent company (Note 3)                   -        (266)      (316)
                                           -------     -------    -------
  Balance at end of year                    27,319      24,046     24,474
                                           -------     -------    -------
Treasury Stock
  Balance at beginning of year              (3,941)       (410)      (864)
  Activity under employees' and
    directors' stock plans                   6,637         260        454
  Purchases of Company common stock         (3,180)     (3,791)         -
                                           -------     -------    -------
  Balance at end of year                   $  (484)    $(3,941)   $  (410)
                                           -------     -------    -------

Thermo TerraTech Inc.                                1998 Financial Statements

                                                     Year Ended
                                           April 4,  March 29,  March 30,
(In thousands)                                 1998       1997       1996
-------------------------------------------------------------------------
Cumulative Translation Adjustment
  Balance at beginning of year              $(1,026)   $   635    $ 1,526
  Translation adjustment                     (1,071)    (1,661)      (891)
                                            -------    ------- ----------
  Balance at end of year                     (2,097)    (1,026)       635
                                            -------    ------- ----------
Net Unrealized Gain (Loss) on Available-
  for-sale Investments
  Balance at beginning of year                    7         (8)       (88)
  Change in net unrealized gain (loss)
    on available-for-sale investments
    (Note 2)                                    (10)        15         80
                                            -------    -------    -------
  Balance at end of year                         (3)         7         (8)
                                            -------    -------    -------
Total Shareholders' Investment              $97,130    $83,526    $85,870
                                            =======    =======    =======


The accompanying notes are an integral part of these consolidated financial statements.

Thermo TerraTech Inc.                                1998 Financial Statements

                 Notes to Consolidated Financial Statements



1.   Nature of Operations and Summary of Significant Accounting Policies


Nature of Operations
     Thermo TerraTech Inc. (the Company) provides industrial outsourcing services and manufacturing support encompassing a broad range of specializations, including infrastructure engineering, design and construction, environmental compliance, laboratory testing, and metal treating.

Relationship with Thermo Electron Corporation
     The Company was incorporated on May 30, 1986, as an indirect, wholly owned subsidiary of Thermo Electron Corporation. As of April 4, 1998, Thermo Electron owned 15,935,435 shares of the Company's common stock, representing 82% of such stock outstanding.

Principles of Consolidation
     The accompanying financial statements include the accounts of the Company; its wholly owned subsidiaries; its majority-owned public subsidiaries, Thermo Remediation Inc. and The Randers Group Incorporated; and its majority-owned, privately held Thermo EuroTech N.V. subsidiary. All material intercompany accounts and transactions have been eliminated. The Company accounted for its investment in a business in which it owned 50% using the equity method. In October 1997, the Company sold this investment (Note 3).

Presentation
     Certain amounts in fiscal 1997 and 1996 have been reclassified to conform to the fiscal 1998 financial statement presentation.

Fiscal Year
     The Company has adopted a fiscal year ending the Saturday nearest March 31. References to fiscal 1998, 1997, and 1996 are for the fiscal years ended April 4, 1998, March 29, 1997, and March 30, 1996, respectively. Fiscal year 1998 included 53 weeks; fiscal 1997 and 1996 each included 52 weeks.

Revenue Recognition
     For the majority of its operations, the Company recognizes revenues upon completion of the services it renders.
     Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $117,464,000 in fiscal 1998, $113,481,000 in fiscal 1997, and $45,607,000 in fiscal 1996. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included

1.   Nature of Operations and Summary of Significant Accounting Policies
     (continued)


in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.
     Revenues from soil-remediation services are recognized as soil is processed. The Company bills customers upon receipt of contaminated soil at its remediation centers. Amounts billed in excess of revenues recognized are classified as billings in excess of revenues earned in the accompanying balance sheet.

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

Income Taxes
     The Company and Thermo Electron have a tax allocation agreement under which the Company and certain of its subsidiaries, exclusive of foreign operations, are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Electron's equity ownership of the Company were to drop below 80%, the Company would be required to file its own federal income tax return.
     In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

1.   Nature of Operations and Summary of Significant Accounting Policies
     (continued)


Earnings per Share
     During the quarter ended January 3, 1998, the Company adopted SFAS No. 128, "Earnings per Share" (Note 16). As a result, all previously reported earnings per share have been restated. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the result would be antidilutive, diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options and warrants, as well as their related income tax effects.

Cash and Cash Equivalents
     At fiscal year-end 1998 and 1997, $29,583,000 and $59,781,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At fiscal year-end 1998 and 1997, the Company's cash equivalents also included investments in a money market fund, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates fair market value.

Inventories
     Inventories are stated at the lower of cost (on an average-cost basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                             1998       1997
--------------------------------------------------------------------------

Raw Materials and Supplies                               $  618     $2,483
Work in Process and Finished Goods                          880        538
                                                         ------     ------
                                                         $1,498     $3,021
                                                         ======     ======

Property, Plant, and Equipment
     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 2 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Soil-remediation units, which

1.   Nature of Operations and Summary of Significant Accounting Policies
     (continued)


accounted for 12% and 16% of the Company's machinery and equipment, net, at fiscal year-end 1998 and 1997, respectively, are depreciated based on an hourly rate that is computed by estimating total hours of operation for each unit. Property, plant, and equipment consists of the following:

(In thousands)                                           1998         1997
--------------------------------------------------------------------------
Land                                                 $  7,743     $  7,412
Buildings                                              38,785       33,545
Machinery, Equipment, and Leasehold Improvements       95,840       91,375
                                                     --------     --------
                                                      142,368      132,332
Less: Accumulated Depreciation and Amortization        50,659       48,766
                                                     --------     --------
                                                     $ 91,709     $ 83,566
                                                     ========     ========

Other Assets
    Other assets in the accompanying balance sheet includes the costs of acquired technology and other specifically identifiable intangible assets that are being amortized using the straight-line method over their estimated useful lives, ranging from 5 to 20 years. These assets were $5,212,000 and $6,150,000, net of accumulated amortization of $5,716,000 and $4,655,000, at fiscal year-end 1998 and 1997, respectively.

Cost in Excess of Net Assets of Acquired Companies
     The excess of cost over thefair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $13,651,000 and $10,921,000 at fiscal year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished (Note 13). The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

1.  Nature of Operations and Summary of Significant Accounting Policies
    (continued)


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

2.  Available-for-sale and Held-to-maturity Investments


    In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments."
    The aggregate market value, cost basis, and gross unrealized gains and losses of available-for-sale investments by major security type are as follows:

                                                      Gross          Gross
                      Market           Cost      Unrealized     Unrealized
(In thousands)         Value          Basis           Gains         Losses
--------------------------------------------------------------------------
1998
Corporate Bonds      $ 2,003        $ 2,008         $     -        $    (5)
                     =======        =======         =======        =======
1997
Government-agency
  Securities         $ 9,999        $ 9,998         $     1        $     -
Corporate Bonds        8,016          8,006              10              -
Other                    376            376               -              -
                     -------        -------         -------        -------
                     $18,391        $18,380         $    11        $     -
                     =======        =======         =======        =======

     Available-for-sale investments in the accompanying fiscal 1998 balance sheet have contractual maturities of one year or less. The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. "Gain on sale of investments, net" in the accompanying statement of operations resulted from gross realized gains of $204,000 and gross realized losses of $9,000 in fiscal 1997, and gross realized gains in fiscal 1996 relating to the sale of available-for-sale investments.

     In order to secure the Company's obligation to the former owner of a business acquired in fiscal 1995, the Company purchased U.S. treasury bonds. In February 1998, $13,935,000 principal amount of the U.S. treasury bonds matured and the proceeds were used to repay, in part, the Company's zero coupon promissory note to the seller. The remaining bonds mature in May 1998, the date the remaining balance of the zero coupon promissory note is due. These securities are classified as short-term held-to-maturity investments in the accompanying fiscal 1998 balance sheet and are carried at amortized cost.

3.   Joint Venture, Acquisitions, and Dispositions


Joint Venture
     Effective April 2, 1995, the Company and Thermo Instrument Systems Inc. dissolved an environmental services joint venture and the Company purchased the businesses formerly operated by the joint venture from Thermo Instrument for $34,267,000 in cash. As a result of this transaction, the Company increased its ownership in the businesses operated by the joint venture from 51% to 100%.
     In June 1995, the Company transferred three businesses formerly operated by the joint venture, collectively known as the Nuclear Services Group (renamed Thermo NUtech), to Thermo Remediation in exchange for 1,583,360 shares of Thermo Remediation common stock.

Acquisitions
     In May 1997, the Company purchased a controlling interest in The Randers Group Incorporated, a publicly traded provider of design, engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. The Company purchased 7,100,000 shares of Randers common stock from certain members of Randers' management, and 420,000 shares from Thermo Power Corporation, an affiliate of the Company, at a price of $0.625 per share, for an aggregate cost of $4,700,000. Following these transactions and currently, the Company owns approximately 53.3% of Randers' actual outstanding common stock. In addition, Thermo Electron owns approximately 8.9% of Randers' actual outstanding common stock.
     Subsequently, in September 1997, the Company entered into a definitive agreement to transfer The Killam Group Inc., its wholly owned engineering and consulting businesses, to Randers in exchange for newly issued shares of Randers' common stock. Effective April 4, 1998, the agreement was amended to provide that the price for these businesses would equal $70,644,407, the book value of the transferred businesses as of April 4, 1998. The number of new shares of Randers common stock to be issued to the Company will equal such book value divided by $0.625, or 113,031,051 shares. Upon such issuance, the Company and Thermo Electron would own approximately 94.8% and 1.0%, respectively, of Randers' outstanding common stock.

     The transfer is subject to approval of the transaction by Randers' shareholders and continued listing of Randers' common stock on the American Stock Exchange following the transaction. However, because the Company currently owns approximately 53.3% of Randers' outstanding common stock, approval by Randers' shareholders is assured.
     In addition, during fiscal 1998, Thermo Remediation made three acquisitions for an aggregate purchase price of $5,665,000 in cash and 459,613 shares of Thermo Remediation's common stock, valued at $2,850,000. In fiscal 1998, Thermo EuroTech made an acquisition of 70% of the outstanding shares of a business for $4,400,000 in cash and a commitment to issue 69,200 shares of Thermo EuroTech's common stock valued at $275,000.
     In October 1996, the Company acquired Metal Treating, Inc. from Thermo Electron in exchange for $1,600,000 in cash. Metal Treating provides heat treating services, including carburizing, vacuum hardening, silver and copper brazing, and aluminum heat treating, primarily in the Milwaukee and southeastern Wisconsin areas. Because the Company and Metal Treating were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transaction has been accounted for at historical cost in a manner similar to a pooling-of-interests. Accordingly, historical information presented for fiscal 1996 has been restated to include the results of Metal Treating.
     Revenues and net income as previously reported by the separate entities prior to the acquisition and as restated for the combined Company are as follows:

(In thousands)                                                        1996
--------------------------------------------------------------------------
Revenues:
  Previously reported                                             $217,397
  Metal Treating                                                     3,100
  Elimination                                                          (13)
                                                                  --------
                                                                  $220,484
                                                                  ========
Net Income:
  Previously reported                                             $  3,218
  Metal Treating                                                       229
                                                                  --------
                                                                  $  3,447
                                                                  ========

     In addition, during fiscal 1997, the Company, directly or through Thermo Remediation, acquired companies for an aggregate of $3,865,000 in cash, 311,040 shares of Thermo Remediation's common stock valued at $2,006,000, and the issuance of $1,300,000 of short- and long-term obligations.

     In December 1995, Thermo Remediation acquired Remediation Technologies, Inc. (RETEC), a provider of integrated environmental services such as the remediation of industrial sites contaminated with organic wastes and residues. The purchase price of $29,672,000 consisted of $18,462,000 in cash, 227,250 shares of Thermo Remediation's common stock, and 75,750 warrants to purchase shares of Thermo Remediation's common stock at $14.85 per share, valued in the aggregate at $3,716,000, and approximately $7,494,000 attributable to the conversion of outstanding RETEC stock options into Thermo Remediation stock options of equivalent intrinsic value at the date of acquisition.
     In May 1995, the Company acquired substantially all of the assets of Lancaster Laboratories, Inc. and its affiliate Clewmark Holdings (collectively Lancaster Laboratories). Lancaster Laboratories, based in Lancaster, Pennsylvania, is a provider of analytical services to the environmental, food, and pharmaceutical industries. The purchase price for the assets was $25,329,000 in cash, including the repayment of $5,333,000 of debt.
     These acquisitions, except for Metal Treating, have been accounted for using the purchase method of accounting, and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $53,054,000, which is being amortized over periods ranging from 20 to 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1998, is subject to adjustment upon finalization of the purchase price allocation. The Company has no information that indicates the final purchase price allocation will differ materially from the preliminary estimates.
     Based on unaudited data, the following table presents selected financial information for the Company, RETEC, and Lancaster Laboratories on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1996. The effect on the Company's financial statements of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                               1996
--------------------------------------------------------------------------
Revenues                                                          $254,276
Net Income                                                           2,340
Earnings per Share:
  Basic                                                                .13
  Diluted                                                              .12

     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made at the beginning of fiscal 1996.

Dispositions
     In October 1997, Thermo Remediation sold its 50% limited-liability interest in RETEC/TETRA L.C. to TETRA Thermal, Inc. for $8,825,000 in cash. The Company realized a pre-tax gain of $3,012,000 on the sale.
     In addition, in October 1997, the Company sold substantially all of the assets of its Holcroft Division, its thermal-processing equipment business, excluding certain accounts receivable, to Holcroft L.L.C., an affiliate of Madison Capital Partners. The sale price for the transferred assets consisted of $10,897,000 in cash, two promissory notes for principal amounts aggregating $2,881,000, and the assumption by Holcroft L.L.C. of certain liabilities of the Holcroft Division. After recording a post-closing purchase price adjustment, the Company incurred a nominal loss on the sale. This business represented the Company's product revenues in the accompanying statement of operations and contributed $893,000 and $1,765,000 of operating income in fiscal 1998 and 1997, respectively.
     In fiscal 1997, Thermo EuroTech sold its J. Amerika division, which resulted in a loss of $1,482,000. J. Amerika's revenues and operating loss were $3,970,000 and $552,000, respectively, in fiscal 1997.
     In fiscal 1996, the Company sold to a management group the assets of a small civil engineering design office in Williston, Vermont, that was no longer included in the geographic expansion plans of the Company. An intangible asset of $569,000 associated with this office was not recovered in the sale price and, accordingly, was written off. This noncash expense is nondeductible for tax purposes. Sales and earnings of this office were not material to the Company.

4.   Employee Benefit Plans


Stock-based Compensation Plans

Stock Option Plans
     The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1986, permit the grant of nonqualified and incentive stock options. A third plan, adopted in fiscal 1994, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a three- to ten-year period, depending on the term of the option, which may range from five to 12 years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in September 1991, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron.

     A summary of the Company's stock option information is as follows:

                          1998               1997               1996
                    ----------------   -----------------  -----------------
                             Weighted           Weighted           Weighted
                     Number   Average   Number   Average  Number    Average
(Shares in               of  Exercise       of  Exercise      of   Exercise
thousands)           Shares     Price   Shares     Price  Shares      Price
---------------------------------------------------------------------------
Options Outstanding,
  Beginning of Year   2,558    $ 6.99    2,561    $ 6.13   2,559     $ 5.62

  Granted               296      7.67      288     10.10     182      11.44
  Exercised            (696)     1.36     (242)     1.16    (141)      3.09
  Forfeited            (172)     9.35      (49)     8.79     (39)      8.60
                      -----              -----             -----
Options Outstanding,
  End of Year         1,986    $ 8.87    2,558    $ 6.99   2,561     $ 6.13
                      =====    ======    =====    ======   =====     ======
Options Exercisable   1,986    $ 8.87    2,558    $ 6.99   2,558     $ 6.12
                      =====    ======    =====    ======   =====     ======
Options Available
  for Grant             327                483               730
                      =====              =====             =====

     A summary of the status of the Company's stock options at April 4, 1998, is as follows:

                                     Options Outstanding and Exercisable
                                     Number            Weighted    Weighted
                                         of             Average     Average
                                     Shares           Remaining    Exercise
Range of Exercise Prices     (In thousands)    Contractual Life       Price
---------------------------------------------------------------------------
$ 6.00 - $ 8.14                         743           4.3 years      $ 7.66
  8.15 -  10.19                         883           6.1 years        9.07
 10.30 -  12.43                         358           5.6 years       10.84
 12.44 -  14.58                           2           0.8 years       14.58
                                      -----
$ 6.00 - $14.58                       1,986           5.3 years      $ 8.87
                                      =====

Employee Stock Purchase Program
     Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased are subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 1998, 1997, and 1996, the Company issued 13,976 shares, 25,053 shares, and 44,259 shares, respectively, of its common stock under this program.

Pro Forma Stock-based Compensation Expense
     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in fiscal 1998, 1997, and 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income
(loss) and earnings (loss) per share would have been as follows:

(In thousands except per share amounts)         1998       1997       1996
--------------------------------------------------------------------------
Net Income (Loss):
  As reported                                 $3,273     $ (162)    $3,447
  Pro forma                                    2,218       (866)     3,018

Basic Earnings (Loss) per Share:
  As reported                                    .18       (.01)       .20
  Pro forma                                      .12       (.05)       .17

Diluted Earnings (Loss) per Share:
  As reported                                    .17       (.01)       .18
  Pro forma                                      .12       (.05)       .16

     Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to April 2, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

     The weighted average fair value per share of options granted was $2.27, $4.15, and $3.83 in fiscal 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                               1998        1997       1996
--------------------------------------------------------------------------
Volatility                                      27%         29%        29%
Risk-free Interest Rate                        5.6%        6.2%       5.8%
Expected Life of Options                  3.6 years   6.1 years  4.4 years

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate , in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plans
     The majority of the Company's full-time U.S. employees are eligible to participate in 401(k) savings plans sponsored by certain subsidiaries and Thermo Electron. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions and for certain plans are based on subsidiary profits. For these plans, the Company contributed and charged to expense $4,541,000, $3,847,000, and $3,278,000 in fiscal 1998, 1997, and 1996, respectively.

5.   Income Taxes


     The components of income (loss) before provision for income taxes and minority interest are as follows:

(In thousands)                                 1998        1997       1996
--------------------------------------------------------------------------
Domestic                                    $ 8,812     $ 3,149    $10,977
Foreign                                        (298)     (3,440)    (2,663)
                                            -------     -------    -------
                                            $ 8,514     $  (291)   $ 8,314
                                            =======     =======    =======

     The Company's foreign results of operations prior to fiscal 1998 include losses associated with its J. Amerika division, which was sold during the fourth quarter of fiscal 1997 (Note 3).

     The components of the provision for income taxes are as follows:

(In thousands)                                 1998        1997       1996
--------------------------------------------------------------------------
Currently (Payable) Prepaid:
  Federal                                   $(2,688)    $(1,271)   $(1,339)
  State                                      (1,330)     (1,122)      (678)
  Foreign                                       110         234      1,120
                                            -------     -------    -------
                                             (3,908)     (2,159)      (897)
                                            -------     -------    -------
(Deferred) Prepaid, Net:
  Federal                                    (1,035)       (389)    (2,198)
  State                                        (203)        (88)      (549)
  Foreign                                         -         931          -
                                            -------     -------    -------
                                             (1,238)        454     (2,747)
                                            -------     -------    -------
                                            $(5,146)    $(1,705)   $(3,644)
                                            =======     =======    =======

     The Company and its majority-owned subsidiaries receive a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $928,000, $659,000, and $1,785,000 in fiscal 1998,
1997, and 1996, respectively, of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions.

     The provision for income taxes in the accompanying statement of operations differs from the amounts calculated by applying the statutory federal income tax rate of 34% to income (loss) before provision for income taxes and minority interest due to the following:

(In thousands)                                 1998       1997       1996
-------------------------------------------------------------------------
(Provision) Benefit for Income Taxes at
  Statutory Rate                            $(2,895)   $    99    $(2,827)
Differences Resulting from:
  State income taxes, net of federal tax     (1,012)      (764)      (797)
  Amortization and write-off of cost in
    excess of net assets of acquired
    companies                                  (739)    (1,344)    (2,485)
  Gain on issuance of stock by
    subsidiaries                                  -        501      1,403
  Foreign tax rate and tax law
    differential                                  8        (16)       249
  Tax-exempt investment income                    -         32        181
  Nondeductible expenses                        (64)       (62)       (51)
  Reversal of tax reserves no longer
    required                                      -          -        750
  Other, net                                   (444)      (151)       (67)
                                            -------    -------    -------
                                            $(5,146)   $(1,705)   $(3,644)
                                            =======    =======    =======

     Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                 1998       1997
--------------------------------------------------------------
Prepaid Income Taxes:
  Accrued compensation                      $ 2,220    $ 1,410
  Reserves and accruals                       3,640      4,562
  Allowance for doubtful accounts              (137)     1,151
  Net operating loss and tax credit
    carryforward                              1,934      2,030
  Other                                           -        303
                                            -------    -------
                                              7,657      9,456
  Less: Valuation allowance                     739        276
                                            -------    -------
                                            $ 6,918    $ 9,180
                                            =======    =======

Deferred Income Taxes:
  Depreciation                              $ 2,785    $ 5,581
  Other deferred items                        1,446        611
                                            -------    -------
                                            $ 4,231    $ 6,192
                                            =======    =======

     Included in other assets in the accompanying fiscal 1998 balance sheet is $2,135,000 of long-term prepaid income taxes related to foreign net operating losses, net of long-term deferred income taxes of $1,330,000 related to timing differences in a foreign jurisdiction. Comparable amounts in fiscal 1997 were long-term prepaid income taxes of $1,811,000, net of long-term deferred income taxes of $895,000.
     The valuation allowance relates to the uncertainty surrounding the realization of the tax benefits attributable primarily to state operating loss carryforwards. The valuation allowance increased in fiscal 1998 as a result of certain losses that arose during the year. Of the total 1998 valuation allowance, $126,000 will be used to reduce cost in excess of net assets of acquired companies when any portion of the related deferred tax asset is recognized.
     The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
     The net operating loss carryforward primarily consists of $9,500,000 of foreign carryforwards which may be carried forward indefinitely and $8,900,000 of state carryforwards, which substantially expire in 2002. During fiscal 1996, the Company reversed previously established tax reserves totaling $750,000 that were no longer required as a result of the completion of certain revenue agent reviews.

6.   Short- and Long-term Obligations


Short-term Obligations
     The Company's Thermo EuroTech subsidiary has a line of credit, denominated in Dutch guilders, under which approximately $6,700,000 may be borrowed at the Dutch discount rate plus 125 basis points. At April 4, 1998, and March 29, 1997, $6,346,000 and $2,227,000, respectively, was outstanding under this arrangement, bearing interest at 4.02% and 5.25%, respectively.
     In addition, in fiscal 1998, Thermo EuroTech entered into a line of credit, denominated in Irish punts, under which approximately $6,052,000 was borrowed at April 4, 1998, bearing interest at a fixed rate of 5.75%. There are no additional amounts available under this line of credit.

Long-term Obligations
     Long-term obligations of the Company are as follows:

(In thousands except per share amounts)                    1998       1997
--------------------------------------------------------------------------
4 5/8% Subordinated convertible debentures,
  due 2003, convertible at $15.90 per share            $111,850   $111,850
6 1/2% Subordinated convertible debentures,
  due 1997, convertible at $10.33 per share                   -     13,370
4 7/8% Subordinated convertible debentures,
  due 2000, convertible into shares of Thermo
  Remediation at $17.92 per share (includes
  $3,000 held by Thermo Electron)                        37,950     37,950
Promissory note to parent company, repaid
  June 1997 (a)                                               -     38,000
Zero coupon promissory note, face value $28,000,
  due in two installments in February and May 1998
  (Note 2)                                               13,939     26,057
6.75% Mortgage loan, payable in monthly
  installments of $9, with final payment in 2008          1,173      1,293
8.5% Mortgage loan, payable in monthly
  installments of $5, with final payment in 2003            949          -
Other                                                     2,050      1,934
                                                       --------   --------

                                                        167,911    230,454
Less: Current maturities of long-term obligations        14,767     65,268
                                                       --------   --------

                                                       $153,144   $165,186
                                                       ========   ========

(a) Bore interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

     The 4 5/8% and 4 7/8% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantees. During fiscal 1998 and 1997, $13,220,000 and $4,812,000 principal amount, respectively, of the 6 1/2% subordinated convertible debentures were converted into 1,279,349 shares and 465,827 shares, respectively, of the Company's common stock.
     The annual requirements for long-term obligations as of April 4, 1998, are $14,767,000 in fiscal 1999; $39,008,000 in fiscal 2000; $448,000 in fiscal 2001;
$455,000 in fiscal 2002; $112,610,000 in fiscal 2003; and $623,000 in fiscal
2004 and thereafter. Total requirements of long-term obligations are $167,911,000. See Note 11 for information pertaining to the fair value of the Company's long-term obligations.

7.   Commitments and Contingencies


Operating Leases
     The Company leases land, office, operating facilities, and equipment under operating leases expiring at various dates through fiscal 2008. The accompanying statement of operations includes expenses from operating leases of $5,822,000, $5,424,000, and $4,964,000 in fiscal 1998, 1997, and 1996, respectively. Future minimum payments due under noncancellable operating leases at April 4, 1998, are $5,176,000 in fiscal 1999; $3,907,000 in fiscal 2000; $2,669,000 in fiscal 2001;
$1,972,000 in fiscal 2002; $1,062,000 in fiscal 2003; and $1,122,000 in fiscal
2004 and thereafter. Total future minimum lease payments are $15,908,000. See
Note 8 for an office and manufacturing facility leased from Thermo Electron.

Contingencies
     The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material adverse effect upon the financial position of the Company or its results of operations.

8.   Related-party Transactions


Corporate Services Agreement
     The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues in calendar 1998. In 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. Prior to January 1, 1996, the Company paid an annual fee equal to 1.20% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $2,845,000, $2,785,000, and $2,612,000 in fiscal 1998, 1997, and 1996, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Development Agreement
     The Company and Thermo Electron entered into a development agreement under which Thermo Electron agreed to fund up to $4,000,000 of the direct and indirect costs of the Company's development of soil-remediation centers. In exchange for this funding, the Company granted Thermo Electron a royalty equal to approximately 3% of net revenues from soil-remediation services performed at the centers developed under the agreement. The royalty payments may cease if the amounts paid by the Company yield a certain internal rate of return to Thermo Electron on the funds advanced to the Company under the agreement. Two sites were developed under this agreement. The Company paid royalties of $115,000, $186,000, and $332,000 in fiscal 1998, 1997, and 1996, respectively, relating to this agreement, which are included in selling, general, and administrative expenses in the accompanying statement of operations.

Operating Lease
     In addition to the operating leases discussed in Note 7, the Company leases an office and operating facility from Thermo Electron. The accompanying statement of operations includes expenses from this operating lease of $166,000, $106,000, and $154,000 in fiscal 1998, 1997, and 1996, respectively. The future minimum payments due under the lease as of April 4, 1998, are $166,000 in fiscal 1999 through 2004. Total future minimum lease payments are $996,000.

Repurchase Agreement
     The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

Short- and Long-term Obligations
     See Note 6 for a description of short- and long-term obligations of the Company held by Thermo Electron.

9.   Common Stock


     At April 4, 1998, the Company had 700,500 warrants outstanding to purchase shares of its common stock, which are exercisable at prices ranging from $10.00 to $11.34 per share and expire in fiscal 2001. The warrants were issued in fiscal 1992 and 1993 in connection with private placements completed by three of Thermo Remediation's soil-remediation subsidiaries.
     At April 4, 1998, the Company had reserved 10,131,347 unissued shares of its common stock for possible issuance under stock-based compensation plans, possible issuance upon conversion of the 4 5/8% subordinated convertible debentures, and exercise of warrants.

10.  Transactions in Stock of Subsidiaries


     During fiscal 1997, Thermo EuroTech sold 1,105,000 shares of its common stock in a private placement at $4.25 per share for net proceeds of $4,314,000, resulting in a gain of $1,475,000.

     During fiscal 1996, Thermo Remediation sold 500,000 shares of its common stock in a private placement at $13.25 per share for net proceeds of $6,625,000, resulting in a gain of $2,742,000. During fiscal 1996, Thermo Remediation issued 227,250 shares of its common stock in connection with the acquisition of RETEC (Note 3), resulting in a gain of $1,385,000.
     Dividends declared by Thermo Remediation were $2,504,000, $2,557,000, and $2,491,000 in fiscal 1998, 1997, and 1996, respectively. Dividends declared by Thermo Remediation include $1,736,000, $1,694,000, and $1,667,000 in fiscal 1998, 1997, and 1996, respectively, that were allocated to the Company and reinvested in 254,833 shares, 194,961 shares, and 117,805 shares, respectively, of Thermo Remediation's common stock pursuant to Thermo Remediation's Dividend Reinvestment Plan.
     The Company's percentage ownership of its majority-owned subsidiaries at year end was as follows:

                                              1998       1997       1996
------------------------------------------------------------------------

Thermo Remediation                             69%        69%        66%
Randers (a)                                    53%       100%       100%
Thermo EuroTech                                56%        53%        62%

(a) Upon issuance of 113,031,051 shares of Randers common stock to the Company, as described in Note 3, the Company will own approximately 95% of Randers' outstanding common stock. Fiscal 1997 and 1996 represent the Company's ownership of The Killam Group prior to its transfer to Randers in fiscal 1998.

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

     The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year ends. The carrying amount and fair value of the Company's long-term obligations are as follows:

                                    1998                     1997
                            ---------------------     ---------------------
                             Carrying        Fair      Carrying       Fair
(In thousands)                 Amount       Value        Amount      Value
---------------------------------------------------------------------------
Current Maturity of
  Subordinated Convertible
  Debentures                 $      -    $      -      $ 13,370   $ 13,771
                             ========    ========      ========   ========

Long-term Subordinated
  Convertible Debentures     $149,800    $143,416      $149,800   $132,973
Other                           3,344       3,344        15,386     15,386
                             --------    --------      --------   --------
                             $153,144    $146,760      $165,186   $148,359
                             ========    ========      ========   ========

12.  Significant Customers


     During fiscal 1998, 1997, and 1996, revenues derived from U.S. government agencies accounted for 4%, 13%, and 10%, respectively, of the Company's total revenues.

13.  Nonrecurring Costs


     During fiscal 1997, Thermo Remediation recorded $7,800,000 of nonrecurring costs to write-down certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies, in response to a severe downturn in Thermo Remediation's soil-recycling business, which resulted in the closure of two soil-remediation sites. In addition, the Company's analysis indicated that the future undiscounted cash flows from certain other soil-remediation sites that will remain open would be insufficient to recover Thermo Remediation's investment in these business units, thus requiring a write-down of certain assets, which is included in the $7,800,000 charge. Of the total charge, $2,206,000 is nondeductible for tax purposes.
     During fiscal 1996, the Company determined that it no longer expected to reinvest in its thermal-processing equipment business. The Company's fiscal 1996 analysis indicated that the expected future undiscounted cash flow from this business would be insufficient to recover the Company's investment. Accordingly, the Company wrote off $4,995,000 of cost in excess of net assets of acquired company associated with the thermal-processing equipment business. This noncash expense is nondeductible for tax purposes. This business was sold in fiscal 1998 (Note 3).

14.  Equity in Earnings of Unconsolidated Subsidiary


     Equity in earnings of unconsolidated subsidiary in the accompanying statement of operations represents the Company's proportionate share of income from a 50% investment in RETEC/TETRA L.C., acquired in December 1995 through Thermo Remediation's acquisition of RETEC. In October 1997, Thermo Remediation sold its 50% limited-liability interest in RETEC/TETRA to TETRA Thermal, Inc. (Note 3). The carrying value of the unconsolidated subsidiary was $5,650,000 at fiscal year-end 1997 and was included in other assets in the accompanying fiscal 1997 balance sheet.
     Summary financial information for RETEC/TETRA as of December 31, 1996, is as follows:

(In thousands)                                            1996
--------------------------------------------------------------
Current Assets                                         $ 3,072
Noncurrent Assets                                       12,644
                                                       -------
  Total assets                                         $15,716
                                                       =======

Current Liabilities                                    $ 2,016
Noncurrent Liabilities                                   2,635
Members' Equity                                         11,065
                                                       -------
  Total liabilities and members' equity                $15,716
                                                       =======

(In thousands)                                            1996
--------------------------------------------------------------
Revenues                                               $12,066
Cost of Revenues                                         9,040
                                                       -------
Gross Profit                                           $ 3,026
                                                       =======
Net Income                                             $   981
                                                       =======

15.  Supplemental Cash Flow Information


     Supplemental cash flow information is as follows:

(In thousands)                               1998         1997       1996
-------------------------------------------------------------------------
Cash Paid For:
  Interest                               $ 10,363     $ 10,255   $  7,438
  Income taxes                           $  4,041     $  1,958   $  5,803

Noncash Activities:
  Fair value of assets of acquired
    companies                            $ 29,477     $ 12,996   $ 68,533
  Cash paid for acquired companies        (14,765)      (5,465)   (45,005)
  Issuance of notes payable for
    acquired company                            -       (1,300)         -
  Issuance of Company and subsidiary
    common stock, stock options, and
    warrants for acquired companies        (3,125)      (2,006)   (11,210)
                                         --------     --------   --------
      Liabilities assumed of acquired
        companies                        $ 11,587     $  4,225   $ 12,318
                                         ========     ========   ========
  Conversions of subordinated
    convertible debentures (Note 6)      $ 13,220     $  4,812   $    365

  Notes receivable received upon sale
    of business (Note 3)                 $  2,881     $      -   $      -

16.  Earnings (Loss) per Share


     Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)        1998       1997        1996
--------------------------------------------------------------------------
Basic
Net Income (Loss)                          $  3,273   $   (162)   $  3,447
                                           --------   --------    --------

Weighted Average Shares                      18,700     18,090      17,420
                                           --------   --------    --------

Basic Earnings (Loss) per Share            $    .18   $   (.01)   $    .20
                                           ========   ========    ========

Diluted
Net Income (Loss)                          $  3,273   $   (162)   $  3,447
Effect of Majority-owned Subsidiaries'
  Dilutive Securities                           (13)         -         (93)
                                           --------   --------    --------

Income (Loss) Available to Common
  Shareholders, as Adjusted                $  3,260   $   (162)   $  3,354
                                           --------   --------    --------

Weighted Average Shares                      18,700     18,090      17,420
Effect of Stock Options                         278          -         844
                                           --------   --------    --------

Weighted Average Shares, as Adjusted         18,978     18,090      18,264
                                           --------   --------    --------

Diluted Earnings (Loss) per Share          $    .17   $   (.01)   $    .18
                                           ========   ========    ========

     The computation of diluted earnings (loss) per share for each period excludes the effect of assuming the exercise of certain outstanding stock options and warrants because the effect would be antidilutive. As of April 4, 1998, there were 2,425,950 of such options and warrants outstanding, with exercise prices ranging from $7.65 to $14.58 per share.
     In addition, the computation of diluted earnings (loss) per share for each period excludes the effect of assuming the conversion of convertible obligations because the effect would be antidilutive. As of April 4, 1998, the Company had $111,850,000 principal amount of 4 5/8% subordinated convertible debentures, convertible at $15.90 per share, that was excluded from the calculation of diluted earnings (loss) per share.

17.  Unaudited Quarterly Information


(In thousands except per share amounts)

1998                              First      Second    Third(a)   Fourth
------------------------------------------------------------------------

Revenues                        $72,519     $81,161    $73,875   $71,231
Gross Profit                     14,568      15,485     14,001     9,621
Net Income (Loss)                 1,332       1,567      1,656    (1,282)
Earnings (Loss) per Share:
  Basic                             .08         .09        .09      (.07)
  Diluted                           .07         .08        .09      (.07)

1997                              First    Second(b)     Third  Fourth(c)
-------------------------------------------------------------------------

Revenues                        $67,618     $67,269    $75,698   $67,918
Gross Profit                     13,767      12,028     13,513    11,794
Net Income (Loss)                 1,458       1,450        902    (3,972)
Earnings (Loss) per Share:
  Basic                             .08         .08        .05      (.22)
  Diluted                           .08         .08        .05      (.22)

(a) Reflects a pre-tax gain of $3,012,000 from Thermo Remediation's sale of its investment in a joint venture.
(b) Reflects a nontaxable gain of $1,475,000 from the issuance of stock by subsidiary.
(c) Reflects $7,800,000 of nonrecurring costs and a loss of $1,482,000 related to the sale of the Company's J. Amerika division.

Thermo TerraTech Inc.                                1998 Financial Statements

                  Report of Independent Public Accountants


To the Shareholders and Board of Directors of Thermo TerraTech Inc.:

     We have audited the accompanying consolidated balance sheet of Thermo TerraTech Inc. (a Delaware corporation and an 82%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of April 4, 1998, and March 29, 1997, and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended April 4, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo TerraTech Inc. and subsidiaries as of April 4, 1998, and March 29, 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 4, 1998, in conformity with generally accepted accounting principles.



                                              Arthur Andersen LLP



Boston, Massachusetts
May 12, 1998

Thermo TerraTech Inc.                                1998 Financial Statements

                  Management's Discussion and Analysis of
               Financial Condition and Results of Operations



     Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

Overview


     The Company provides industrial outsourcing services and manufacturing support encompassing a broad range of specializations, including infrastructure engineering, design and construction, environmental compliance, laboratory testing, and metal treating.

     Environmental-liability Management - The Company's majority-owned Thermo Remediation Inc. subsidiary is a national provider of environmental-liability management services. Thermo Remediation offers these services and related consulting services in five areas: industrial remediation, nuclear remediation, waste-fluids collection and recycling, soil remediation, and environmental-management and information technology consulting. Thermo Remediation, through its industrial remediation businesses, provides integrated environmental services such as remediation of industrial sites contaminated with organic wastes and residues. In May 1997, Thermo Remediation's RETEC division acquired TriTechnics Corporation, an environmental engineering and consulting firm. In September 1997, Thermo Remediation's RETEC division acquired RPM Systems, Inc., an environmental-management and information technology consulting business. In September 1996, Thermo Remediation acquired IEM Sealand Corporation. IEM Sealand performs cleanups of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes. Through its nuclear-remediation business, Thermo Remediation provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics, radiochemistry laboratory, and radiation dosimetry services. In November 1997, Thermo Remediation acquired Benchmark Environmental Corporation, a provider of nuclear-remediation and waste-management services to government agencies and private industry. Thermo Remediation's waste-fluids collection and recycling division collects, tests, processes, and recycles used motor oil and other industrial fluids. In addition, through its soil-remediation business, Thermo Remediation designs and operates a network of facilities for the remediation of nonhazardous soil. The Company's majority-owned Thermo EuroTech N.V.

Thermo TerraTech Inc.                                1998 Financial Statements

                  Management's Discussion and Analysis of
               Financial Condition and Results of Operations



Overview (continued)


subsidiary, located in the Netherlands, specializes in converting "off-spec" and contaminated petroleum fluids into usable oil products. Thermo EuroTech also provides in-plant waste management and recycling services through its Ireland-based Green Sunrise Holdings Ltd. subsidiary, acquired in February 1998.

     Engineering and Design - In May 1997, the Company purchased a controlling interest in The Randers Group Incorporated, a provider of engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. Subsequently, in September 1997, the Company transferred The Killam Group Inc., its wholly owned engineering and consulting businesses, to Randers in exchange for the right to receive newly issued shares of Randers' common stock. Randers' Killam Associates, Inc. subsidiary provides environmental consulting and engineering services and specializes in wastewater treatment and water resources management. Randers' BACKillam subsidiary provides both private- and public-sector clients with a range of consulting services that address transportation planning and design. In November 1996, the Company acquired Carlan Consulting Group, Inc., a provider of transportation and environmental consulting and professional engineering and architectural services, and subsequently transferred it to Randers. The Company's Normandeau Associates Inc. subsidiary provides consulting services that address natural resource management issues.

     Laboratory Testing - The Company's wholly owned Thermo Analytical Inc. subsidiary operates analytical laboratories that provide environmental-, pharmaceutical-, and food-testing services, primarily to commercial clients throughout the U.S.

     Metal Treating - The Company performs metallurgical processing services using thermal-treatment equipment at locations in California, Minnesota, and Wisconsin. The Company also designed, manufactured, and installed advanced custom-engineered, thermal-processing systems through its equipment division located in Michigan, until the sale of this business in October 1997 (Note 3).

     The Company's revenues were as follows:

(In thousands)                               1998        1997         1996
--------------------------------------------------------------------------
Environmental-liability Management       $142,432    $126,810     $ 77,032
Engineering and Design                     84,567      74,831       74,045
Laboratory Testing                         37,485      35,431       35,476
Metal Treating                             36,617      44,339       35,762
Intercompany Sales Eliminations            (2,315)     (2,908)      (1,831)
                                         --------    --------     --------
                                         $298,786    $278,503     $220,484
                                         ========    ========     ========

     The Company has acquired a number of businesses in the last three years. The Company does not presently intend to actively seek to make additional acquisitions in the near future, and expects instead to concentrate its resources on strengthening its core business. The Company may, however, acquire one or more additional businesses if they are presented to the Company on terms the Company believes to be attractive.

Results of Operations


Fiscal 1998 Compared With Fiscal 1997
     Total revenues increased 7% to $298.8 million in fiscal 1998 from $278.5 million in fiscal 1997. Revenues from environmental-liability management services increased 12% to $142.4 million in fiscal 1998 from $126.8 million in fiscal 1997. Revenues at Thermo Remediation increased to $128.4 million in fiscal 1998 from $114.8 million in fiscal 1997, primarily due to the inclusion of $20.1 million of revenues from acquired businesses and, to a lesser extent, increased revenues from construction, consulting, and engineering services at RETEC. These increases were offset in part by an $11.1 million decrease in revenues resulting from a decline in the number of contracts in process at IEM Sealand. Revenues from soil-remediation services decreased $3.5 million, resulting from the closure of two sites, as well as heavy rains, which unfavorably affected operations at certain west coast sites and, to a lesser extent, competitive pricing pressures. Revenues from Thermo EuroTech increased 17% to $14.0 million, primarily due to increased revenues relating to contracts to process oil-based muds and perform soil-remediation services overseas and the inclusion of $1.2 million of revenues from Green Sunrise, acquired in February 1998, offset in part by a decrease in revenues as a result of the sale of its J. Amerika division in the fourth quarter of fiscal 1997. Revenues from engineering and design services increased to $84.6 million in fiscal 1998 from $74.8 million in fiscal 1997. The inclusion of an aggregate of $15.0 million of revenues from Carlan and Randers, acquired in November 1996 and May 1997, respectively, was offset in part by a decrease in revenues due to the completion of two major contracts in fiscal 1997. Revenues from laboratory-testing services, excluding radiochemistry laboratory services included in environmental-liability management services, increased to $37.5 million in fiscal 1998 from $35.4 million in fiscal 1997 due to higher demand. Metal-treating revenues decreased to $36.6 million in fiscal 1998 from $44.3 million in fiscal 1997, primarily due to the sale of the Company's thermal-processing equipment business in October 1997 (Note 3), offset in part by an increase in demand for the Company's metallurgical-processing services in fiscal 1998.
     The gross profit margin remained constant at 18% in fiscal 1998 and 1997. The gross profit margin for laboratory-testing services increased in fiscal 1998 due to lower margins in fiscal 1997 as a result of costs incurred related to efforts to eliminate redundant capabilities at regional laboratories. Gross profit margins from environmental-liability management services decreased in fiscal 1998 primarily due to losses on certain remedial-construction contracts at IEM Sealand as a result of poorly bid and executed contracts, and an increase in lower-margin revenues at RETEC, offset in part by increased margins at Thermo EuroTech due to a shift to higher-margin contracts in fiscal 1998.
     Selling, general, and administrative expenses as a percentage of revenues remained constant at 14% in fiscal 1998 and 1997.
     During fiscal 1997, the Company recorded $7.8 million of nonrecurring costs to write down certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies. The write-down was in response to a severe downturn in the Company's soil-recycling business, which resulted in the closure of two soil-remediation sites. In addition, the Company's analysis indicated that the future undiscounted cash flows from certain other soil-remediation sites that remained open would be insufficient to recover the Company's investment in these business units, thus requiring a write-down of certain assets, which is included in the $7.8 million charge.
     Interest income decreased to $4.2 million in fiscal 1998 from $7.3 million in fiscal 1997 as a result of lower average investment balances following the repayment of a $38.0 million promissory note to Thermo Electron, the repurchase of Company and subsidiary common stock, as well as cash expended for acquisitions. These decreases were offset in part by cash received from the sale of the Company's thermal-processing equipment business and Thermo Remediation's interest in a joint venture (Note 3). Interest expense decreased to $10.8 million in fiscal 1998 from $12.9 million in fiscal 1997, primarily due to the repayment of a promissory note to Thermo Electron and the conversion of the Company's 6 1/2% subordinated convertible debentures during fiscal 1998.
     The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiary through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the issuance of common stock by Thermo EuroTech in fiscal 1997, the Company recorded a gain of $1.5 million. This gain represents an increase in the Company's proportionate share of the subsidiary's equity and is classified as gain on issuance of stock by subsidiaries in the accompanying statement of operations. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements:
Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The exposure draft addresses the consolidation issues in two parts: consolidation procedures, which includes proposed rule changes affecting the Company's ability to recognize gains on issuances of subsidiary stock, and consolidation policy, which does not address accounting for such gains. During 1997, the FASB decided to focus its efforts on the consolidation policy part of the exposure draft and to consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and content of any final statement are uncertain.
     Equity in earnings of unconsolidated subsidiary represents Thermo Remediation's proportionate share of income from a joint venture. "Gain on sale of businesses and assets, net" in fiscal 1998 primarily resulted from Thermo Remediation's sale of its interest in this joint venture (Note 3). "Loss on sale of businesses and assets, net" in fiscal 1997 represents a loss on the sale of Thermo EuroTech's J. Amerika division (Note 3).
     The effective tax rates in fiscal 1998 and 1997 exceeded the statutory federal income tax rate primarily due to the nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes. The effective tax rate in fiscal 1997 was reduced by the effect of a nontaxable gain on issuance of stock by subsidiary.
     The Company recorded minority interest expense of $0.1 million in fiscal 1998, compared with minority interest income of $1.8 million in fiscal 1997, primarily due to higher earnings from the Company's majority-owned subsidiaries and the inclusion of minority interest expense associated with Randers (Note 3).
     The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems as well as products purchased by the

Company. The Company believes that its internal information systems are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems, which could result in a material adverse effect on the Company's future results of operations.
     The Company is presently assessing whether its key suppliers are adequately addressing the year 2000 issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

Fiscal 1997 Compared With Fiscal 1996
     Total revenues increased 26% to $278.5 million in fiscal 1997 from $220.5 million in fiscal 1996. Revenues from environmental-liability management services increased to $126.8 million in fiscal 1997 from $77.0 million in fiscal 1996. Revenues at Thermo Remediation increased to $114.8 million in fiscal 1997 from $67.0 million in fiscal 1996, primarily due to the inclusion of $50.0 million of revenues from RETEC and IEM Sealand, acquired in December 1995 and September 1996, respectively. Revenues from soil-remediation services decreased 21% due to a severe downturn in this business, which resulted in a decline in the volume of soil processed due to overcapacity in the industry and competitive pricing pressures. Revenues from engineering and design services remained relatively unchanged at $74.8 million in fiscal 1997 and $74.0 million in fiscal 1996. The inclusion of $2.6 million of revenues from Carlan, acquired in November 1996, was offset by lower revenues from federal government contracts. Revenues from laboratory-testing services, excluding radiochemistry laboratory services included in environmental-liability management services, were $35.4 million in fiscal 1997 and $35.5 million in fiscal 1996. Metal-treating revenues increased to $44.3 million in fiscal 1997 from $35.8 million in fiscal 1996, primarily due to an increase in demand for thermal- processing equipment at existing businesses.
     The gross profit margin decreased to 18% in fiscal 1997 from 23% in fiscal 1996, primarily due to a decrease in gross profit margins from environmental-liability management services. The decline was due to lower margins on soil processed resulting from competitive pricing pressures, lower volumes of soil processed at the Company's traditionally higher-margin soil-remediation centers and, to a lesser extent, the inclusion of lower-margin revenues from RETEC and IEM Sealand. The decline in the Company's gross profit margin was also a result of a decrease in gross profit margins from laboratory-testing and engineering and design services due to costs incurred related to efforts to eliminate redundant capabilities at regional offices and increased competitive pricing pressures in the engineering and design services business. These decreases were offset in part by higher gross profit margins from metal-treating products and services as a result of an increase in revenues.
     Selling, general, and administrative expenses as a percentage of revenues decreased to 14% in fiscal 1997 from 16% in fiscal 1996, primarily due to lower expenses as a percentage of revenues at acquired companies, lower expenses in fiscal 1997 at Thermo EuroTech due to the settlement of several contract disputes which caused higher expenses in fiscal 1996, and a decline in expenses due to the consolidation of administrative functions within the laboratory-testing services business.
     During fiscal 1997, the Company recorded $7.8 million of nonrecurring costs to write-down certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies, due to the reasons described in the results of operations for fiscal 1998. Nonrecurring costs in fiscal 1996 represents the write-off of $5.0 million of cost in excess of net assets of acquired company related to the Company's thermal-processing equipment business.
     Interest income increased to $7.3 million in fiscal 1997 from $5.1 million in fiscal 1996, primarily as a result of interest income earned on invested proceeds from the Company's issuance of 4 5/8% subordinated convertible debentures in May 1996. Interest expense increased to $12.9 million in fiscal 1997 from $10.7 million in fiscal 1996, primarily due to the Company's issuance of 4 5/8% subordinated convertible debentures and Thermo Remediation's issuance of 4 7/8% subordinated convertible debentures in May 1995, offset in part by the repayment of promissory notes to Thermo Electron with proceeds from the Company's issuance of the 4 5/8% subordinated convertible debentures.
     As a result of the issuance of common stock by subsidiaries, the Company recorded gains of $1.5 million and $4.1 million in fiscal 1997 and 1996, respectively.
     During fiscal 1997 and 1996, Thermo EuroTech's J. Amerika division incurred operating losses as a result of intense competition in the removal and installation of underground storage tank and wastewater treatment businesses. During fiscal 1997, the Company sold this business unit and incurred a loss of $1.5 million on the sale. J. Amerika's revenues and operating loss were $4.0 million and $0.6 million, respectively, in fiscal 1997. During fiscal 1996, the Company sold the assets of an engineering office and wrote off an intangible asset of $0.6 million in connection with the sale (Note 3).
     Equity in earnings of unconsolidated subsidiary in fiscal 1997 represents RETEC's proportionate share of income from a joint venture (Notes 3 and 14).
     The effective tax rate in fiscal 1997 exceeded the statutory federal income tax rate primarily due to the nondeductible amortization and write-off of cost in excess of net assets of acquired companies and the impact of state income taxes, offset in part by the nontaxable gain on issuance of stock by subsidiary. The effective tax rate in fiscal 1996 exceeded the statutory federal income tax rate, primarily due to the nondeductible write-off of cost in excess of net assets of acquired company and the loss on sale of assets, offset in part by the nontaxable gains on issuance of stock by subsidiaries and the reversal of previously established tax reserves of $0.8 million that were no longer required due to the completion of certain revenue agent reviews.
     The Company recorded minority interest income of $1.8 million in fiscal 1997, compared with minority interest expense of $1.2 million in fiscal 1996, due to losses incurred by the Company's majority-owned subsidiaries.

Liquidity and Capital Resources


     Consolidated working capital was $69.3 million at April 4, 1998, compared with $77.3 million at March 29, 1997. Cash, cash equivalents, and available-for-sale investments were $36.7 million at April 4, 1998, compared with $81.6 million at March 29, 1997. Of the $36.7 million balance at April 4, 1998, $21.8 million was held by the Company's majority-owned subsidiaries, and the remainder was held by the Company and its wholly owned subsidiaries. In addition, at April 4, 1998, the Company had $13.9 million of short-term held-to-maturity investments, compared with $26.1 million of short- and long-term held-to-maturity investments at March 29, 1997. During fiscal 1998, $6.5 million of cash was provided by operating activities. The Company funded an increase of $11.2 million in accounts receivable during fiscal 1998, primarily due to delays in the pursuit of collections at certain business units of Thermo Remediation and, to a lesser extent, higher revenues at certain business units. Thermo Remediation expects to address this matter by increasing collection efforts over the next several quarters. In addition, accounts receivable increased in the engineering and design group primarily as a result of the timing of cash collections at Killam Associates. This use of cash was offset in part by a $5.5 million increase in accounts payable due to the timing of payments.
     Excluding available-for-sale and held-to-maturity investments activity, the Company's investing activities in fiscal 1998 primarily consisted of acquisitions and capital additions, as well as the sale of two businesses. During fiscal 1998, the Company and its subsidiaries made several acquisitions for an aggregate of $12.7 million in cash, net of cash acquired, and the issuance of shares of subsidiaries' common stock valued at $3.1 million. The Company expended $18.5 million for purchases of property, plant, and equipment in fiscal 1998. The Company expects to spend approximately $16.0 million for property, plant, and equipment in fiscal 1999.
     In October 1997, Thermo Remediation sold its 50% limited-liability interest in RETEC/TETRA L.C. for $8.8 million in cash and the Company sold substantially all of the assets of its Holcroft Division, excluding certain accounts receivable, for a total purchase price of $10.9 million in cash and $2.9 million of notes, plus the assumption by the purchaser of the Holcroft Division of certain liabilities (Note 3).
     In fiscal 1998, the Company's financing activities used cash of $53.7 million. This use of cash primarily resulted from the repayment of a $38.0 million promissory note to Thermo Electron, the repayment of a

$13.9 million note payable (Note 2), and the repurchase of Company and subsidiary common stock and subordinated convertible debentures. The Board of Directors of the Company authorized the repurchase of up to $10.0 million of its own securities. The Board of Directors of Thermo Remediation, through a series of actions commencing in September 1996, authorized the repurchase, through various dates ending in July 1998, of up to $15.0 million of its own securities. Through April 4, 1998, the Company and Thermo Remediation had expended $10.0 million and $11.4 million, respectively, under these authorizations, of which $3.3 million and $3.1 million, respectively, were expended in fiscal 1998. Any such purchases are funded from working capital.
     The Company expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may acquire one or more complimentary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Electron, although it has no agreement with Thermo Electron to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Thermo TerraTech Inc.                                1998 Financial Statements

                         Forward-looking Statements


          In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Dependence on Environmental Regulation. Federal, state, and local environmental laws govern each of the markets in which the Company conducts business, as well as many of the Company's operations. The markets for many of the Company's services, including industrial-remediation services, nuclear-remediation services, hazardous waste-remedial construction services, soil-remediation services, waste-fluids recycling services, engineering and design services, and laboratory services, and the standards governing most aspects of the construction and operation of the Company's facilities, were directly or indirectly created by, and are dependent on, the existence and enforcement of those laws. There can be no assurance that these laws and regulations will not change in the future, requiring new technologies or stricter standards with which the Company must comply. In addition, there can be no assurance that these laws and regulations will not be made more lenient in the future, thereby reducing the size of the markets addressed by the Company. Any such change in such federal, state, and local environmental laws and regulations may have a material adverse effect on the Company's business.
          Responsibility for establishing and enforcing certain federal policies, such as the federal underground storage tank policy, has been delegated to the states, which are not only required to establish regulatory programs, but also are permitted to mandate more stringent requirements than are otherwise required by federal law. Recently, certain states have adopted a "risk-based" approach to prioritizing site cleanups and setting cleanup standards, which attempts to balance the costs of remediation against the potential harm to human health and the environment from leaving sites unremediated. There can be no assurance that additional states will not adopt these policies or that these policies will not reduce the size of the potential market addressed by the Company.

         Potential Environmental and Regulatory Liability. The Company's operations are subject to comprehensive laws and regulations related to the protection of the environment. Among other things, these laws and regulations impose requirements to control air, soil, and water pollution, and regulate health, safety, zoning, land use, and the handling and transportation of hazardous and nonhazardous materials. Such laws and regulations also impose liability for remediation and cleanup of environmental contamination, both on-site and off-site, resulting from past and present operations. These requirements may also be imposed as conditions to operating permits or licenses that are subject to renewal, modification, or revocation. Existing laws and regulations, and new laws and regulations, may require the Company to modify, supplement, replace, or curtail its operating methods, facilities, or equipment at costs which may be substantial without any corresponding increase in revenue. The
Company is also potentially subject to monetary fines, penalties, remediation, cleanup or stop orders, injunctions, or orders to cease or suspend certain of its practices. The outcome of any proceedings and associated costs and expenses could have a material adverse impact on the Company's business. In addition, the Company is subject to numerous laws and regulations related to the protection of human health and safety. Such laws and regulations may pose liability on the Company for exposure of its employees to radiation or other hazardous contamination or failure to isolate and remove radioactive or other hazardous contaminants from soil.
          The Company endeavors to operate its business to minimize its exposure to environmental and other regulatory liabilities. Although no claims giving rise to such liabilities have been asserted by the Company's customers or employees to date, there can be no assurance that such claims cannot or will not be asserted against the Company.

         Uncertainty of Funding. Remediation compliance requirements and attendant costs are often beyond the financial capabilities of individuals and small companies. To address this problem, some states have established tax-supported trust funds to assist in the financing of compliance and site remediation. As a consequence, in many of the states in which the Company markets its soil remediation services, the majority, and in some cases virtually all, of the soil remediated by the Company is paid for by large companies and/or these state trust funds. Any substantial decrease in this funding could have a material adverse effect on the Company's business and financial performance. Many states have realized that the number of sites requiring remediation and the costs of compliance are substantially higher than were originally estimated. As a result, several states have relaxed enforcement activities and others have reduced compliance requirements in order to reduce the costs of cleanup. These factors have already resulted in lower levels of cleanup activity in some states and have had a material adverse effect on the Company's business. Continued de-emphasis on enforcement activities and/or further reductions in compliance requirements will have an even more severe adverse effect on the Company's business.
           The Company depends on funding from the federal and state governments, and their agencies and instrumentalities, for compensation for its services. For example, Thermo Remediation's nuclear-remediation business provides a large portion of its services directly or indirectly to the U.S. Department of Energy (DOE) and the Company's engineering and design businesses perform significant amounts of services for state and municipal governments. Thermo NUtech has experienced a decrease in its radiochemistry laboratory work as a result of ongoing reductions in spending at the DOE as well as a shift in DOE spending from investigative work to cleanup work. Continued declines in spending by DOE and other governmental agencies could have a material adverse effect on the Company's business.

         Competition. The markets for many of the Company's services are regional and are characterized by intense competition from numerous local competitors. Some of the Company's competitors have greater technical and financial resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their services than the Company. Competition could increase if new companies enter the market or its existing competitors expand their service lines. There can be no assurance that the Company's current technology, technology under development, or ability to develop new technologies will be sufficient to enable it to compete effectively with its competitors.

          Seasonal Influences. A majority of the Company's businesses experience seasonal fluctuations. A majority of the Company's soil-remediation sites, as well as the Company's fluids-recycling sites, experience declines in severe weather conditions. Site remediation work and certain environmental-testing services, such as the services provided by Lancaster Laboratories, RETEC, Randers, IEM Sealand, and Thermo NUtech, may decline in winter months as a result of severe weather conditions. In Europe, Thermo EuroTech may experience a decline in the feedstock delivered to its facilities during winter months, due to frozen waterways.

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

       Potential Professional Liability. The Company's business exposes it to potential liability for the negligent performance of its services, and the Company could face substantial liability to clients and third parties for damages resulting from faulty designs or other professional services.
 The Company currently maintains professional errors and omissions insurance, but there can be no assurance that this insurance will provide sufficient coverage in the event of a claim, that the Company will be able to maintain such coverage on acceptable terms, if at all, or that a professional liability claim would not result in a material adverse effect on the Company's business, financial condition, and results of operations.

       Dependence on Sales to Government Entities. A significant portion of the Company's revenues is derived from municipalities, state governments, and government utility authorities. Any decreases in purchases by these entities, including, without limitation, decreases resulting from shifts in priorities or overall budgeting limitations, could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, most of the Company's contracts require the Company to perform specific services for a fixed fee. Contracts with governmental entities often permit the purchaser to cancel the agreement at any time. A significant overrun in the Company's expenses or cancellation of a significant contract could also result in a material adverse effect on the Company's business, financial condition, and results of operations. The Company's contracts with governmental entities are also subject to other risks, including contract suspensions; protests by disappointed bidders of contract awards, which can result in the re-opening of the bidding process; and changes in government policies or regulations.

       Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses that complement or augment the Company's existing services. The Company does not presently intend to actively seek to make additional acquisitions in the near future, and expects instead to concentrate its resources on strengthening its core businesses. The Company may, however, acquire one or more additional businesses if they are presented to the Company on terms the Company believes to be attractive.
      Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's shareholders.

     Risks Associated with Spin-out of Subsidiaries. The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries, the issuance of stock by subsidiaries upon conversion of convertible debentures and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.

     In addition, in October 1995, the Financial Accounting Standards Board
(FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements: Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The exposure draft addresses the consolidation issues in two parts: consolidation procedures, which includes proposed rule changes affecting the Company's ability to recognize gains on issuances of subsidiary stock, and consolidation policy, which does not address accounting for such gains. During 1997, the FASB decided to focus its efforts on the consolidation policy part of the exposure draft and to consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and content of any final statement are uncertain.

     No Assurance of Development and Commercialization of Technology Under Development. The Company is currently engaged in the development of several technologies that may ultimately be commercialized to provide services to customers. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. Technology development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of such technology. There can be no assurance that any of the technologies currently being developed by the Company, or those to be developed in the future by the Company, will be technologically feasible or accepted by the marketplace, or that any such development will be completed in any particular timeframe.
Potential Impact of Year 2000 on Processing Date-sensitive Information.
The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems as well as products purchased by the Company. The Company believes that its internal information systems are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems, which could result in a material adverse effect on the Company's future results of operations. The Company is presently assessing whether its key suppliers are adequately addressing the year 2000 issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

Thermo TerraTech Inc.                                1998 Financial Statements

                       Selected Financial Information

(In thousands except
per share amounts)     1998(a)     1997(b)     1996(c)     1995(d)    1994(e)
-----------------------------------------------------------------------------

Statement of Operations
  Data:
Revenues              $298,786    $278,503    $220,484   $136,985   $112,865
Income (Loss) Before
  Cumulative Effect
  of Change in
  Accounting
  Principle              3,273        (162)      3,447      4,476      3,507
Net Income (Loss)        3,273        (162)      3,447      4,476      4,007
Basic and Diluted
  Earnings (Loss) per
  Share Before
  Cumulative Effect
  of Change in
  Accounting
  Principle                .18        (.01)        .20        .26        .21
Earnings (Loss) per
  Share:
    Basic                  .18        (.01)        .20        .26        .24
    Diluted                .17        (.01)        .18        .26        .24

Balance Sheet Data:
Working Capital       $ 69,319    $ 77,315    $ 66,008   $ 63,459    $50,310
Total Assets           360,526     393,784     333,656    273,298    157,161
Long-term Obligations  153,144     165,186     155,384     96,851     18,732
Shareholders'
  Investment            97,130      83,526      85,870     77,217     62,239
--------------------
(a) Reflects a pre-tax gain of $3.0 million from Thermo Remediation's sale of its investment in a joint venture.
(b) Reflects $7.8 million of nonrecurring costs and a loss $1.5 million relating to the sale of the Company's J. Amerika division. Also reflects the issuance of $115.0 million principal amount of 4 7/8% subordinated convertible debentures, and a gain on issuance of stock by subsidiary of $1.5 million.
(c) Reflects the acquisition of Lancaster Laboratories in May 1995, the purchase of the businesses formerly operated by the environmental services joint venture from Thermo Instrument, and the issuance of a $35.0 million promissory note to Thermo Electron to fund the purchase. Reflects Thermo Remediation's acquisition of RETEC in December 1995, the issuance of $38.0 million principal amount of 4 7/8% subordinated convertible debentures by Thermo Remediation, and a gain on issuance of stock by subsidiaries of $4.1 million. Also reflects the write-off of goodwill of $5.0 million and a loss on the sale of assets of $0.6 million.
(d) Reflects the acquisitions of RMC Environmental Services, Inc. in August 1994 and Killam Associates in February 1995, and the issuance of $53.0 million of long-term promissory notes to Thermo Electron. Also reflects Thermo EuroTech's acquisition of North Refinery in March 1995.
(e) Reflects the adoption of Statement of Financial Accounting Standards
    No. 109, "Accounting for Income Taxes."

Thermo TerraTech Inc.                                1998 Financial Statements




Common Stock Market Information
     The Company's common stock is traded on the American Stock Exchange under the symbol TTT. The following table sets forth the high and low sales prices of the Company's common stock for fiscal 1998 and 1997, as reported in the consolidated transaction reporting system.


                                        1998                   1997
                              --------------------   ----------------------
Quarter                          High        Low      High          Low
---------------------------------------------------------------------------
First                         $11 1/8       $8 1/8   $14 3/8      $11 3/4
Second                         12 1/16       9 7/8    12 3/8       10 1/4
Third                           9 15/16      8        10 7/8        9 3/16
Fourth                          8 3/16       6 5/8     9 7/8        8 3/4

     As of May 29, 1998, the Company had 955 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on May 29, 1998, was $4 3/4 per share.
     Common stock of Thermo Remediation Inc. and The Randers Group Incorporated, the Company's majority-owned public subsidiaries, are traded on the American Stock Exchange (symbol THN) and the American Stock Exchange's Emerging Company Marketplace (symbol RGI), respectively.

Shareholder Services
     Shareholders of Thermo TerraTech Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo TerraTech Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/subsid/ttt1.html).

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

Form 10-K Report
     A copy of the Annual Report on Form 10-K for the fiscal year ended April 4, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo TerraTech Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

Annual Meeting
     The annual meeting of shareholders will be held on Tuesday, September 15, 1998, at 3:00 p.m. at Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts.