Form 10-K, Exhibit 13
period 1999-04-03
THERMO TERRATECH INC
filed 1999-06-10
CIK 796038

Thermo TerraTech Inc.

                                    Consolidated Financial Statements

                                               Fiscal 1999



Thermo TerraTech Inc.                                                           1999 Financial Statements

                                   Consolidated Statement of Operations

                                                                                     Year Ended
                                                                           April 3,   April 4,  March 29,
(In thousands except per share amounts)                                        1999       1998       1997
------------------------------------------------------------------------- ---------- ---------- ----------

Revenues (Note 12):
 Service revenues                                                          $310,039   $281,456   $251,384
 Product revenues                                                                 -     17,330     27,119
                                                                           --------   --------    -------

                                                                            310,039    298,786    278,503
                                                                           --------   --------    -------

Costs and Operating Expenses:
 Cost of service revenues                                                   247,610    230,376    204,724
 Cost of product revenues                                                         -     14,735     22,677
 Selling, general, and administrative expenses (Note 8)                      46,224     41,941     39,191
 Restructuring and nonrecurring items (Notes 3 and 13)                       10,217          -      9,282
                                                                           --------   --------    -------

                                                                            304,051    287,052    275,874
                                                                           --------   --------    -------

Operating Income                                                              5,988     11,734      2,629

Interest Income                                                               2,185      4,163      7,253
Interest Expense (includes $162, $593, and $2,638 to parent                  (8,981)   (10,778)   (12,914)
 company)
Gain on Issuance of Stock by Subsidiary (Note 10)                                 -          -      1,475
Gain on Sale of Unconsolidated Subsidiary (Note 3)                                -      3,012          -
Equity in Earnings of Unconsolidated Subsidiary                                   -        174        865
Other Income, Net                                                                 -        209        401
                                                                           --------   --------    -------

Income (Loss) Before Provision for Income Taxes and Minority                   (808)     8,514       (291)
 Interest
Provision for Income Taxes (Note 5)                                           1,786      5,146      1,705
Minority Interest (Income) Expense                                           (1,173)        95     (1,834)
                                                                           --------   --------    -------

Net Income (Loss)                                                          $ (1,421)  $  3,273    $  (162)
                                                                           ========   ========    =======

Earnings (Loss) per Share (Note 16)
 Basic                                                                     $  (.07)   $    .18    $  (.01)
                                                                           =======    ========    =======


 Diluted                                                                   $  (.07)   $    .17    $  (.01)
                                                                           =======    ========    =======

Weighted Average Shares (Note 16)
 Basic                                                                       19,402     18,700     18,090
                                                                           ========   ========    =======

   Diluted                                                                   19,402     18,978     18,090
                                                                           ========   ========    =======







The accompanying notes are an integral part of these consolidated financial statements.


Thermo TerraTech Inc.                                                           1999 Financial Statements

                                        Consolidated Balance Sheet
                                                                                      April 3,   April 4,
(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ----------- ---------

Assets
Current Assets:
 Cash and cash equivalents (includes $41,667 and $29,583 under                        $ 43,013    $34,711
   repurchase agreements with parent company; Note 19)
 Available-for-sale investments, at quoted market value (amortized cost                      -      2,003
   of $2,008; Note 2)
 Short-term held-to-maturity investments, at amortized cost (quoted                          -     13,939
   market value of $13,979; Note 2)
 Accounts receivable, less allowances of $3,577 and $4,450                              59,377     60,050
 Unbilled contract costs and fees                                                       21,207     20,547
 Inventories                                                                             1,869      1,498
 Prepaid and refundable income taxes (Note 5)                                            6,946      6,224
 Prepaid expenses                                                                        3,196      3,810
                                                                                      --------   --------

                                                                                       135,608    142,782
                                                                                      --------   --------

Property, Plant, and Equipment, at Cost, Net                                            91,514     91,709
                                                                                      --------   --------

Other Assets                                                                            15,949     18,227
                                                                                      --------   --------

Cost in Excess of Net Assets of Acquired Companies (Notes 3 and 13)                    108,627    107,808
                                                                                      --------   --------

                                                                                      $351,698   $360,526
                                                                                      ========   ========


Thermo TerraTech Inc.                                                           1999 Financial Statements

                                  Consolidated Balance Sheet (continued)
                                                                                      April 3,   April 4,
(In thousands except share amounts)                                                       1999       1998
----------------------------------------------------------------------------------- ----------- ---------

Liabilities and Shareholders' Investment
Current Liabilities:
 Notes payable and current maturities of long-term obligations                        $ 17,618    $27,165
   (includes $9,228 under overdraft facility with related party; Note 6)
 Accounts payable                                                                       17,404     17,728
 Accrued payroll and employee benefits                                                  12,771     11,359
 Deferred revenue                                                                        3,908      3,394
 Other accrued expenses (Note 13)                                                       14,342     11,476
 Due to parent company and affiliated companies                                          2,522      2,341
                                                                                      --------   --------

                                                                                        68,565     73,463
                                                                                      --------   --------

Deferred Income Taxes (Note 5)                                                           3,538      2,901
                                                                                      --------   --------

Other Deferred Items                                                                     1,076      1,049
                                                                                      --------   --------

Long-term Obligations (Notes 6 and 11):
 Subordinated convertible debentures (includes $4,695 and $3,000 of                    156,799    149,800
   related-party debt)
 Other                                                                                   1,818      3,344
                                                                                      --------   --------

                                                                                       158,617    153,144
                                                                                      --------   --------

Minority Interest                                                                       27,745     32,839
                                                                                      --------   --------

Commitments and Contingencies (Note 7)

Shareholders' Investment (Notes 4 and 9):
 Common stock, $.10 par value, 75,000,000 shares authorized; 19,583,773                  1,958      1,958
   shares issued
 Capital in excess of par value                                                         70,633     70,437
 Retained earnings                                                                      25,898     27,319
 Treasury stock at cost, 543,319 and 51,188 shares                                      (4,130)      (484)
 Deferred compensation (Note 4)                                                           (252)         -
 Accumulated other comprehensive items                                                  (1,950)    (2,100)
                                                                                      --------   --------

                                                                                        92,157     97,130
                                                                                      --------   --------

                                                                                      $351,698   $360,526
                                                                                      ========   ========







The accompanying notes are an integral part of these consolidated financial statements.

Thermo TerraTech Inc.                                                           1999 Financial Statements

                                   Consolidated Statement of Cash Flows
                                                                                    Year Ended
                                                                           April 3,   April 4,  March 29,
(In thousands)                                                                 1999       1998       1997
------------------------------------------------------------------------- ---------- ----------- ---------

Operating Activities
 Net income (loss)                                                         $ (1,421)  $  3,273    $  (162)
 Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization                                           16,823     14,784     12,900
     Noncash restructuring and nonrecurring items (Note 13)                   8,122          -      9,282
     Gain on sale of unconsolidated subsidiary (Note 3)                           -     (3,012)         -
     Equity in earnings of unconsolidated subsidiary                              -       (174)      (865)
     Minority interest (income) expense                                      (1,173)        95     (1,834)
     Provision for losses on accounts receivable                              2,085      1,141        625
     Other noncash items                                                        199        327        430
     Increase (decrease) in deferred income taxes                               443     (1,583)       (43)
     Gain on issuance of stock by subsidiary (Note 10)                            -          -     (1,475)
     Changes in current accounts, excluding the effects of acquisitions and dispositions:
        Accounts receivable                                                    (643)   (11,154)    (6,818)
        Inventories and unbilled contract costs and fees                     (2,026)    (3,353)    (7,784)
        Other current assets                                                   (176)     1,715        403
        Accounts payable                                                         55      5,507        895
        Other current liabilities                                             7,653     (1,038)     3,399
                                                                           --------   --------   --------

          Net cash provided by operating activities                          29,941      6,528      8,953
                                                                           --------   --------   --------

Investing Activities
 Acquisitions, net of cash acquired (Note 3)                                   (643)   (12,746)    (5,156)
 Purchases of available-for-sale investments                                      -          -    (38,913)
 Proceeds from sale and maturities of available-for-sale                      2,006     16,372     29,822
   investments (Note 2)
 Proceeds from maturity of held-to-maturity investments (Note 2)             14,065     13,935          -
 Purchases of property, plant, and equipment                                (17,415)   (18,460)   (15,426)
 Proceeds from sale of businesses (Note 3)                                        -     19,722        347
 Issuances of notes receivable                                                    -       (569)         -
 Purchases of other assets                                                   (1,570)    (1,993)      (450)
 Other, net                                                                     474      2,464      1,356
                                                                           --------   --------   --------

          Net cash provided by (used in) investing activities              $ (3,083)  $ 18,725   $(28,420)
                                                                           --------   --------   --------



Thermo TerraTech Inc.                                                           1999 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
                                                                                     Year Ended
                                                                           April 3,   April 4,  March 29,
(In thousands)                                                                 1999       1998       1997
------------------------------------------------------------------------- ---------- ----------- ---------

Financing Activities
 Net proceeds from issuance of subordinated convertible debentures         $      -   $      -   $112,398
 Repayment of notes payable to parent company                                     -    (38,000)   (50,000)
 Proceeds from issuance of Company and subsidiaries' common                      58      1,148      5,346
   stock (Note 10)
 Repurchase of Company and subsidiaries' common stock and                    (3,390)    (7,355)   (14,984)
   subordinated convertible debentures
 Issuance of short-term obligations                                               -      6,171        803
 Repayment of notes payable (Note 2)                                        (14,748)   (14,878)      (736)
 Dividends paid by subsidiary to minority shareholders                         (805)      (751)      (847)
 Other, net                                                                     425          -       (266)
                                                                           --------   --------   --------

          Net cash provided by (used in) financing activities               (18,460)   (53,665)    51,714
                                                                           --------   --------   --------

Exchange Rate Effect on Cash                                                    (96)       (49)      (257)
                                                                           --------   --------   --------

Increase (Decrease) in Cash and Cash Equivalents                              8,302    (28,461)    31,990
Cash and Cash Equivalents at Beginning of Year                               34,711     63,172     31,182
                                                                           --------   --------   --------

Cash and Cash Equivalents at End of Year                                   $ 43,013   $ 34,711   $ 63,172
                                                                           ========   ========   ========

See Note 14 for supplemental cash flow information.























The accompanying notes are an integral part of these consolidated financial statements.

Thermo TerraTech Inc.                                                           1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
                                                                                             Year Ended
                                                                           April 3,    April 4,  March 29,
(In thousands)                                                                 1999        1998       1997
------------------------------------------------------------------------- ----------- ---------- ---------

Comprehensive Income
Net Income (Loss)                                                           $(1,421)    $ 3,273    $  (162)
                                                                            -------     -------    -------

Other Comprehensive Items:
 Foreign currency translation adjustment                                        147      (1,071)    (1,661)
 Unrealized gains (losses) on available-for-sale investments                      3         (10)        15
                                                                            -------     -------    -------

                                                                                150      (1,081)    (1,646)
                                                                            -------     -------    -------

Minority Interest Income (Expense)                                             (284)        461        724
                                                                            -------     -------    -------

                                                                            $(1,555)    $ 2,653    $(1,084)
                                                                            =======     =======    =======

Shareholders' Investment
Common Stock, $.10 Par Value:
 Balance at beginning of year                                               $ 1,958     $ 1,830    $ 1,760
 Issuance of stock under employees' and directors' stock plans                    -           -         24
 Conversions of subordinated convertible debentures                               -         128         46
                                                                            -------     -------    -------

 Balance at end of year                                                       1,958       1,958      1,830
                                                                            -------     -------    -------

Capital in Excess of Par Value:
 Balance at beginning of year                                                70,437      62,610     59,419
 Activity under employees' and directors' stock plans                          (130)     (5,490)       264
 Tax benefit related to employees' and directors' stock plans                   181         655        461
 Effect of outstanding put rights                                            (1,271)          -          -
 Conversions of subordinated convertible debentures (Note 6)                      -      13,092      4,766
 Effect of majority-owned subsidiaries' equity transactions                   1,416        (430)    (2,300)
                                                                            -------     -------    -------

 Balance at end of year                                                      70,633      70,437     62,610
                                                                            -------     -------    -------

Retained Earnings:
 Balance at beginning of year                                                27,319      24,046     24,474
 Net income (loss)                                                           (1,421)      3,273       (162)
 Metal Treating, Inc. transfer of cash to parent company (Note 3)                 -           -       (266)
                                                                            -------     -------    -------

 Balance at end of year                                                      25,898      27,319     24,046
                                                                            -------     -------    -------

Treasury Stock:
 Balance at beginning of year                                                  (484)     (3,941)      (410)
 Activity under employees' and directors' stock plans                           411       6,637        260
 Purchases of Company common stock                                           (4,057)     (3,180)    (3,791)
                                                                            -------     -------    -------

 Balance at end of year                                                     $(4,130)    $  (484)   $(3,941)
                                                                            -------     -------    -------


Thermo TerraTech Inc.                                                           1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)
                                                                                             Year Ended
                                                                           April 3,    April 4,  March 29,
(In thousands)                                                                 1999        1998       1997
------------------------------------------------------------------------- ----------- ---------- ---------

Deferred Compensation (Note 4):
 Balance at beginning of year                                               $     -     $     -    $     -
 Activity under employees' stock plans                                         (252)          -          -
                                                                            -------     -------    -------

 Balance at end of year                                                        (252)          -          -
                                                                            -------     -------    -------

Accumulated Other Comprehensive Items:
 Balance at beginning of year                                                (2,100)     (1,019)       627
 Other comprehensive items                                                      150      (1,081)    (1,646)
                                                                            -------     -------    -------

 Balance at end of year                                                      (1,950)     (2,100)    (1,019)
                                                                            -------     -------    -------

                                                                            $92,157     $97,130    $83,526
                                                                            =======     =======    =======




















The accompanying notes are an integral part of these consolidated financial statements.

Thermo TerraTech Inc.                                  1999 Financial Statements

                   Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
     Thermo  TerraTech  Inc.  (the  Company)  provides  industrial   outsourcing
services and manufacturing support encompassing a broad range of specializations. The Company operates in four segments: environmental-liability management, engineering and design, laboratory testing, and metal treating.

Relationship with Thermo Electron Corporation
     The Company was incorporated on May 30, 1986, as an indirect, wholly owned subsidiary of Thermo Electron Corporation. As of April 3, 1999, Thermo Electron owned 16,605,831 shares of the Company's common stock, representing 87% of such stock outstanding.
     Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company and its majority-owned subsidiaries, ThermoRetec Corporation (formerly
Thermo Remediation Inc.) and The Randers Killam Group Inc. (formerly The Randers
Group Incorporated), would be merged into Thermo Electron (Note 17).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company;
its wholly owned subsidiaries; its majority-owned public subsidiaries, ThermoRetec and Randers Killam; and its majority-owned, privately held Thermo
EuroTech N.V. subsidiary. All material intercompany accounts and transactions have been eliminated. The Company accounted for its investment in a business in which it owned 50% using the equity method. In October 1997, the Company sold this investment (Note 3).

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest March
31. References to fiscal 1999, 1998, and 1997 are for the fiscal years ended
April 3, 1999, April 4, 1998, and March 29, 1997, respectively. Fiscal years
1999 and 1997 each included 52 weeks; fiscal 1998 included 53 weeks.

Revenue Recognition
      For the majority of its operations, the Company recognizes revenues upon completion of the services it renders. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $109,798,000 in fiscal
1999, $117,464,000 in fiscal 1998, and $113,481,000 in fiscal 1997. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The
Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions. Amounts billed in excess of revenues recognized are included in other accrued expenses in the accompanying balance sheet. Revenues from soil-remediation services are recognized as soil is processed and the Company bills customers upon receipt of contaminated soil at its remediation centers.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Gain on Issuance of Stock by Subsidiary
      At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain (Note 10).
      If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions and the net effect of these transactions is reflected in the accompanying statement of comprehensive income and shareholders' investment as effect of majority-owned subsidiaries' equity transactions.

Equity in Earnings of Unconsolidated Subsidiary
      Equity in earnings of unconsolidated subsidiary in the accompanying statement of operations represents the Company's proportionate share of income from a 50% investment in RETEC/TETRA L.C., acquired in December 1995 through ThermoRetec's acquisition of RETEC. In October 1997, ThermoRetec sold its 50% limited-liability interest in RETEC/TETRA to TETRA Thermal, Inc. (Note 3).
      For the year ended December 31, 1996, RETEC/TETRA reported revenues of $12,066,000, cost of revenues of $9,040,000, gross profit of $3,026,000, and net income of $981,000.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

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

Earnings (Loss) per Share
      Basic earnings (loss) per share have been computed by dividing net income
(loss) by the weighted average number of shares outstanding during the year.
Except where the result would be antidilutive, diluted earnings (loss) per share have been computed assuming the exercise of stock options and warrants, as well as their related income tax effects. Diluted earnings (loss) per share for all periods exclude the effect of assuming the conversion of convertible obligations and the elimination of the related interest expense and the exercise of put rights, because the result would be antidilutive.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
      At fiscal year-end 1999 and 1998, $40,625,000 and $29,583,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day
Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter (Note 19).
       At fiscal year-end 1999, $1,042,000 of the Company's cash equivalents, denominated in Dutch guilders, were invested in a repurchase agreement with a wholly owned subsidiary of Thermo Electron. Under this agreement, the Company in effect lends excess cash to the subsidiary, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S.
government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The
Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the Netherlands market rates, set at the beginning of each month.
      At fiscal year-end 1999 and 1998, the Company's cash equivalents also included investments in a money market fund, which has an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

Inventories
      Inventories are stated at the lower of cost (on an average-cost basis) or market value and include materials, labor, and overhead. The components of inventories are:

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ----------- ----------

Raw Materials and Supplies                                                            $    640    $   618
Work in Process and Finished Goods                                                       1,229        880
                                                                                      --------    -------

                                                                                      $  1,869    $ 1,498
                                                                                      ========    =======

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 2 to 15 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Soil-remediation units, which accounted for 8% and 12% of the Company's machinery and equipment, net, at fiscal year-end 1999 and 1998, respectively, are depreciated based on an hourly rate that is computed by estimating total hours of operation for each unit. Property, plant, and equipment consists of:

(In thousands)                                                                            1999      1998
----------------------------------------------------------------------------------- ----------- ---------

Land                                                                                  $  7,741    $ 7,743
Buildings                                                                               42,161     38,785
Machinery, Equipment, and Leasehold Improvements                                       101,317     95,840
                                                                                      --------    -------

                                                                                       151,219    142,368
Less:  Accumulated Depreciation and Amortization                                        59,705     50,659
                                                                                      --------    -------

                                                                                      $ 91,514    $91,709
                                                                                      ========    =======


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Other Assets
      Other assets in the accompanying balance sheet includes the costs of acquired technology and other specifically identifiable intangible assets that are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 20 years. These assets were $3,291,000 and $5,212,000, net of accumulated amortization of $6,771,000 and $5,716,000, at fiscal year-end 1999 and 1998, respectively. In fiscal 1999, the Company wrote off $1,169,000 of other assets in connection with restructuring actions (Note
13).

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods ranging from 20 to 40 years. Accumulated amortization was $16,725,000 and $13,651,000 at fiscal year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished (Note 13). The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment.
Foreign currency transaction gains and losses are included in the accompanying statement of operations and are not material for the three years presented.

Comprehensive Income
      During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments. At fiscal year-end 1999, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment. At fiscal year-end 1998, the balance also includes net unrealized losses on available-for-sale investments of $3,000.

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

Presentation
      Certain amounts in fiscal 1998 and 1997 have been reclassified to conform to the presentation in the fiscal 1999 financial statements.

2.    Available-for-sale and Held-to-maturity Investments

      The Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' investment. The aggregate market value and cost basis of available-for-sale investments in the accompanying fiscal 1998 balance sheet, which represents investments in corporate bonds, were $2,003,000 and $2,008,000, respectively. The gross unrealized loss on these investments was $5,000.
      The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. In fiscal 1997, the Company recorded gross realized gains of $204,000 and gross realized losses of $9,000 relating to the sale of available-for-sale investments.
      In order to secure the Company's obligation to the former owner of a business acquired in fiscal 1995, the Company purchased U.S. treasury bonds. In
May 1998 and February 1998, $13,939,000 and $13,935,000 principal amounts, respectively, of the U.S. treasury bonds matured and the proceeds were used to repay the Company's zero coupon promissory note to the seller. The unmatured portion of these securities was classified as short-term held-to-maturity investments in the accompanying fiscal 1998 balance sheet and was carried at amortized cost.

3.    Acquisitions and Dispositions

Acquisitions
      During fiscal 1999, the Company, through ThermoRetec, acquired one company for $576,000 in cash and paid an additional $67,000 for a post-closing adjustment relating to a fiscal 1998 acquisition.
      In May 1997, the Company purchased a controlling interest in The Randers
Group Incorporated, a publicly traded provider of design, engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. The Company purchased 1,420,000 shares of Randers' common stock from certain members of Randers' management, and 84,000 shares from Thermo Power Corporation, an affiliate of the Company, at a price of $3.125 per share, for an aggregate cost of $4,700,000. Following these transactions, the Company owned approximately
53.3% of Randers' outstanding common stock. In addition, Thermo Electron owned approximately 8.9% of Randers' outstanding common stock.
      Subsequently, in September 1997, the Company entered into a definitive agreement to transfer The Killam Group Inc., its wholly owned engineering and consulting businesses, to Randers in exchange for newly issued shares of Randers' common stock. Effective April 4, 1998, the agreement was amended to provide that the price for these businesses would equal $70,644,407, the book value of the transferred businesses as of April 4, 1998. The number of new shares of Randers' common stock issued to the Company equaled such book value divided by $3.125, or 22,606,210 shares. In January 1999, the Randers shareholders approved the listing of these shares on the American Stock Exchange and an amendment to Randers' certificate of incorporation changing Randers' name to The Randers Killam Group Inc. Upon such issuance, the Company and Thermo
Electron owned approximately 94.8% and 1.0%, respectively, of Randers Killam's outstanding common stock.
      In addition, during fiscal 1998, ThermoRetec made three acquisitions for an aggregate purchase price of $5,665,000 in cash and 459,613 shares of ThermoRetec's common stock, valued at $2,850,000. In fiscal 1998, Thermo
EuroTech made an acquisition of 70% of the outstanding shares of a business for $4,400,000 in cash and a commitment to issue 69,200 shares of Thermo EuroTech's common stock valued at $275,000. As of April 3, 1999, these shares had not been issued.
      In October 1996, the Company acquired Metal Treating, Inc. from Thermo
Electron in exchange for $1,600,000 in cash. Metal Treating provides heat treating services, including carburizing, vacuum hardening, silver and copper brazing, and aluminum heat treating, primarily in the Milwaukee and southeastern
Wisconsin areas. Because the Company and Metal Treating were deemed for accounting purposes to be under control of their common majority owner, Thermo
Electron, the transaction has been accounted for at historical cost in a manner similar to a pooling-of-interests and the results of Metal Treating are included in the accompanying statement of operations from the beginning of fiscal 1997.

3.    Acquisitions and Dispositions (continued)

      In addition, during fiscal 1997, the Company, directly and through ThermoRetec, acquired two companies for an aggregate of $3,865,000 in cash, 311,040 shares of ThermoRetec's common stock valued at $2,006,000, and the issuance of $1,300,000 of short- and long-term obligations.
      These acquisitions, except for Metal Treating, have been accounted for using the purchase method of accounting, and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $27,181,000, which is being amortized over periods ranging from 20 to 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired. Pro forma data is not presented since the acquisitions were not material to the Company's results of operations.

Dispositions
      In October 1997, ThermoRetec sold its 50% limited-liability interest in RETEC/TETRA L.C. to TETRA Thermal, Inc. for $8,825,000 in cash. The Company realized a pretax gain of $3,012,000 on the sale, which is classified as "gain on sale of unconsolidated subsidiary" in the accompanying statement of operations.
      In addition, in October 1997, the Company sold substantially all of the assets of its Holcroft Division, its thermal-processing equipment business, excluding certain accounts receivable, to Holcroft L.L.C., an affiliate of Madison Capital Partners. The sale price for the transferred assets consisted of $10,897,000 in cash, two promissory notes for principal amounts aggregating
$2,881,000, which is generally payable in annual installments through fiscal
2003, and the assumption by Holcroft L.L.C. of certain liabilities of the Holcroft Division. After recording a post-closing purchase price adjustment, the Company incurred a nominal loss on the sale. This business represented the Company's product revenues in the accompanying statement of operations and contributed $893,000 and $1,765,000 of operating income in fiscal 1998 and 1997, respectively.
      In fiscal 1997, the Company sold its J. Amerika division, resulting in a loss of $1,482,000, which is included in restructuring and other nonrecurring items in the accompanying statement of operations. J. Amerika's revenues and operating loss were $3,970,000 and $552,000, respectively, in fiscal 1997.

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans permit the grant of nonqualified and incentive stock options. A third plan permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron.

4.    Employee Benefit Plans (continued)

      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 1,182,000 shares at a weighted average exercise price of $8.80 elected to participate in this exchange and, as a result, received options to purchase
591,000 shares of Company common stock at $4.50 per share, which are included in the fiscal 1999 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      In February 1999, the Company awarded 50,400 shares of restricted Company common stock to certain key employees. The shares had an aggregate value of $252,000 and vest three years from the date of award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period.
      A summary of the Company's stock option activity is:

                                                       1999               1998                 1997
                                               ------------------  ------------------  ------------------

                                                         Weighted            Weighted            Weighted
                                                Number    Average   Number    Average    Number   Average
                                                    of   Exercise       of   Exercise        of  Exercise
(Shares in thousands)                           Shares      Price   Shares      Price    Shares     Price
--------------------------------------------- -------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year           1,986     $ 8.87    2,558     $ 6.99     2,561     $ 6.13
 Granted                                         1,111       4.78      296       7.67       288      10.10
 Exercised                                           -          -     (696)      1.36      (242)      1.16
 Forfeited                                        (158)      8.28     (172)      9.35       (49)      8.79
 Canceled due to exchange                       (1,182)      8.80        -          -         -          -
                                                 -----               -----               ------

Options Outstanding, End of Year                 1,757     $ 6.38    1,986     $ 8.87     2,558     $ 6.99
                                                 =====     ======    =====     ======    ======     ======


Options Exercisable                              1,757     $ 6.38    1,986     $ 8.87     2,558     $ 6.99
                                                 =====     ======    =====     ======    ======     ======


Options Available for Grant                        351                 327                  483
                                                 =====               =====               ======

      A summary of the status of the Company's stock options at April 3, 1999, is:

                                                             Options Outstanding and Exercisable
                                                      ---------------------------------------------------
Range of Exercise Prices                                   Number            Weighted           Weighted
                                                               of             Average            Average
                                                           Shares           Remaining           Exercise
                                                   (In thousands)    Contractual Life              Price
--------------------------------------------- -------------------- ------------------- ------------------

$  4.16 - $  5.85                                           1,065           6.9 years              $4.74
   5.86 -    7.55                                              55           4.5 years               6.62
   7.56 -    9.24                                             230           3.6 years               8.40
   9.25 -   10.93                                             407           4.6 years               9.49
                                                           ------

$  4.16 - $ 10.93                                           1,757           5.9 years              $6.38
                                                           ======


4.    Employee Benefit Plans (continued)

Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Prior to November 1, 1998, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. No shares were issued under this program during fiscal 1999. During fiscal 1998 and 1997, the Company issued 13,976 shares and 25,053 shares, respectively, of its common stock under this program.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No.
123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income (loss) and earnings (loss) per share would have been:

(In thousands except per share amounts)                                        1999        1998      1997
----------------------------------------------------------------------- ----------- ----------- ----------

Net Income (Loss):
 As reported                                                                $(1,421)    $ 3,273   $  (162)
 Pro forma                                                                   (3,172)      2,218      (866)

Basic Earnings (Loss) per Share:
 As reported                                                                   (.07)        .18      (.01)
 Pro forma                                                                     (.16)        .12      (.05)

Diluted Earnings (Loss) per Share:
 As reported                                                                   (.07)        .17      (.01)
 Pro forma                                                                     (.16)        .12      (.05)

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to April 2, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $1.45, $2.27, and $4.15 in fiscal 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                              1999        1998        1997
----------------------------------------------------------------------- ----------- ----------- ---------

Volatility                                                                     28%         27%         29%
Risk-free Interest Rate                                                       4.9%        5.6%        6.2%
Expected Life of Options                                                 4.0 years   3.6 years   6.1 years


4.    Employee Benefit Plans (continued)

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to this 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $650,000, $955,000, and $975,000 in fiscal 1999, 1998, and 1997, respectively.

Other Retirement Plans
      Certain of the Company's subsidiaries offer other retirement plans in lieu of participation in the Thermo Electron 401(k) savings plan. Company contributions to these plans are based on formulas determined by the Company.
For these plans, the Company contributed and charged to expense $4,258,000, $3,585,000, and $2,872,000 in fiscal 1999, 1998, and 1997, respectively.

5.    Income Taxes

      The components of income (loss) before provision for income taxes and minority interest are:

(In thousands)                                                               1999        1998         1997
--------------------------------------------------------------------- ----------- ------------ -----------

Domestic                                                                  $   179     $ 8,812      $ 3,149
Foreign                                                                      (987)       (298)      (3,440)
                                                                          -------     -------      -------

                                                                          $  (808)    $ 8,514      $  (291)
                                                                          =======     =======      =======

      The Company's foreign results of operations prior to fiscal 1998 include losses associated with its J. Amerika division, which was sold during the fourth quarter of fiscal 1997 (Note 3).

5.    Income Taxes (continued)

      The components of the provision for income taxes are:

(In thousands)                                                               1999        1998        1997
--------------------------------------------------------------------- ------------ ----------- -----------

Currently Payable (Prepaid):
 Federal                                                                  $ 2,232      $2,688      $ 1,271
 State                                                                      1,415       1,330        1,122
 Foreign                                                                      (78)       (110)        (234)
                                                                          -------      ------      -------

                                                                            3,569       3,908        2,159
                                                                          -------      ------      -------

Net Deferred (Prepaid):
 Federal                                                                   (1,365)      1,035          389
 State                                                                       (201)        203           88
 Foreign                                                                     (217)          -         (931)
                                                                          -------      ------      -------

                                                                           (1,783)      1,238         (454)
                                                                          -------      ------      -------

                                                                          $ 1,786      $5,146      $ 1,705
                                                                          =======      ======      =======

      The Company and its majority-owned subsidiaries receive a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $676,000, $928,000, and $659,000 in fiscal 1999, 1998, and 1997, respectively, of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions.
      The provision for income taxes in the accompanying statement of operations differs from the provision calculated by applying the statutory federal income tax rate of 34% to income (loss) before provision for income taxes and minority interest due to:

(In thousands)                                                               1999        1998        1997
--------------------------------------------------------------------- ------------ ----------- -----------

Provision (Benefit) for Income Taxes at Statutory Rate                    $  (275)     $2,895      $   (99)
Differences Resulting From:
 State income taxes, net of federal tax                                       801       1,012          764
 Amortization and write-off of cost in excess of net assets                   898         739        1,344
   of acquired companies
 Gain on issuance of stock by subsidiary                                        -           -         (501)
 Nondeductible expenses                                                        90          64           62
 Dividend from less than 80%-owned subsidiary                                 122         118          115
 Other, net                                                                   150         318           20
                                                                          -------      ------      -------

                                                                          $ 1,786      $5,146      $ 1,705
                                                                          =======      ======      =======


5.    Income Taxes (continued)

      Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                           1999        1998
--------------------------------------------------------------------- ------------ ----------- -----------

Prepaid Income Taxes:
 Accrued compensation                                                                  $2,315      $ 2,220
 Reserves and accruals                                                                  3,519        3,640
 Net operating loss and tax credit carryforward                                         3,111        1,934
 Allowance for doubtful accounts                                                          212         (137)
 Other                                                                                    179            -
                                                                                       ------      -------

                                                                                        9,336        7,657
 Less:  Valuation allowance                                                             1,328          739
                                                                                       ------      -------

                                                                                       $8,008      $ 6,918
                                                                                       ======      =======

Deferred Income Taxes:
 Depreciation                                                                          $3,637      $ 2,785
 Other deferred items                                                                     (99)         116
                                                                                       ------      -------

                                                                                       $3,538      $ 2,901
                                                                                       ======      =======

      The valuation allowance relates to the uncertainty surrounding the realization of the tax benefits attributable primarily to state operating loss carryforwards. The valuation allowance increased in fiscal 1999 as a result of certain losses that arose during the year. Of the total fiscal 1999 valuation allowance, $168,000 will be used to reduce cost in excess of net assets of acquired companies when any portion of the related deferred tax asset is recognized.
      The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
      The net operating loss carryforward primarily consists of $10,600,000 of foreign carryforwards, which do not expire, and $11,050,000 of state carryforwards, substantially all of which expire in 2003.

6.    Short- and Long-term Obligations

Short-term Obligations
      Effective in fiscal 1999, Thermo EuroTech has an agreement with a wholly owned subsidiary of Thermo Electron under which Thermo EuroTech can borrow funds that bear interest at a rate based on the Netherlands market rates, set at the beginning of each month. At fiscal year-end 1999, $9,228,000 was outstanding under this arrangement, bearing interest at 4.00%. Borrowings under this overdraft facility are guaranteed by Thermo Electron. Available borrowings at fiscal year-end 1999 were $632,000.
      Prior to fiscal 1999, Thermo EuroTech had a line of credit, denominated in Dutch guilders, under which approximately $6,700,000 could be borrowed at the Dutch discount rate plus 125 basis points. At fiscal year-end 1998, $6,346,000 was outstanding under this arrangement, bearing interest at 4.02%.


6.    Short- and Long-term Obligations (continued)

      In addition, in fiscal 1998, Thermo EuroTech entered into a line of credit, denominated in Irish punts. Borrowings, which are due in February 2000, were $6,705,000 and $6,052,000 at fiscal year-end 1999 and 1998, respectively, bearing interest at 3.60% and 5.75%, respectively. There are no additional amounts available under this line of credit.

Long-term Obligations

(In thousands except per share amounts)                                                   1999       1998
----------------------------------------------------------------------------------- ----------- ----------

4 5/8% Subordinated Convertible Debentures, Due 2003, Convertible at                  $111,850   $111,850
 $15.90 per Share (includes $515 held by Thermo Electron in fiscal 1999)
4 7/8% Subordinated Convertible Debentures, Due May 2000, Convertible                   37,950     37,950
 into Shares of ThermoRetec at $17.92 per Share (includes $4,180 and
 $3,000 held by Thermo Electron)
2 1/2% Subordinated Convertible Debentures, Due 2001, Convertible into                   6,999          -
 Shares of Thermo EuroTech (Delaware) Inc. at $5.25 per Share
Zero Coupon Promissory Note (Note 2)                                                         -     13,939
6.25% Mortgage Loan, Payable in Monthly Installments of $9, With                         1,063      1,173
 Balloon Payment in May 1999
Mortgage Loan, Payable in Monthly Installments of $5, With Final                           856        949
 Payment in 2003 (a)
Other                                                                                    1,584      2,050
                                                                                      --------   --------

                                                                                       160,302    167,911
Less:  Current Maturities                                                                1,685     14,767
                                                                                      --------   --------

                                                                                      $158,617   $153,144
                                                                                      ========   ========

(a) Bears interest at Prime Rate, which was 7.75% at April 3, 1999.

      During fiscal 1999, the Company reorganized the capital structure of Thermo EuroTech by offering shareholders the right to exchange their common shares in Thermo EuroTech for 2 1/2% subordinated convertible debentures due
2001 (the Debentures) issued by a new wholly owned Delaware subsidiary of the Company, known as Thermo EuroTech (Delaware) Inc. (TETD). As of October 31,
1998, when the exchange offer expired, 1,646,854 common shares had been exchanged by Thermo EuroTech's shareholders, subject to certain conditions, for Debentures having an aggregate principal amount equal to $6,999,000. The reacquisition of these shares was accounted for using the purchase method of accounting. The Debentures are not redeemable prior to maturity, and are convertible into common stock of TETD at an initial conversion price of $5.25 per share. The Debentures are guaranteed on a subordinated basis by Thermo
Electron. Following the transaction, the Company owned 78% of Thermo EuroTech's outstanding common shares.
      The 4 5/8% and 4 7/8% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse
Thermo Electron in the event Thermo Electron is required to make a payment under the guarantees. During fiscal 1999, none of the 4 5/8% debentures were converted into shares of the Company's common stock.
      The annual requirements for long-term obligations as of April 3, 1999, are $1,685,000 in fiscal 2000; $38,490,000 in fiscal 2001; $7,492,000 in fiscal
2002; $652,000 in fiscal 2003; $111,912,000 in fiscal 2004; and $71,000 in fiscal 2005 and thereafter. Total requirements of long-term obligations are $160,302,000. See Note 11 for information pertaining to the fair value of the Company's long-term obligations.

7.    Commitments and Contingencies

Operating Leases
      The Company leases land, office, operating facilities, and equipment under operating leases expiring at various dates through fiscal 2008. The accompanying statement of operations includes expenses from operating leases of $6,273,000, $5,822,000, and $5,424,000 in fiscal 1999, 1998, and 1997, respectively. Future minimum payments due under noncancelable operating leases at April 3, 1999, are $5,217,000 in fiscal 2000; $4,228,000 in fiscal 2001; $3,030,000 in fiscal 2002;
$1,625,000 in fiscal 2003; $427,000 in fiscal 2004; and $311,000 in 2005 and thereafter. Total future minimum lease payments are $14,838,000. See Note 8 for an office and manufacturing facility leased from Thermo Electron.

Contingencies
      The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material adverse effect upon the financial position of the Company or its results of operations.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $2,480,000, $2,845,000, and $2,785,000 in fiscal 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron
Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company. In fiscal 1999, Thermo Electron billed the Company an additional
$157,000 for certain administrative services required by the Company that were not covered by the corporate services agreement.

Development Agreement
      The Company and Thermo Electron entered into a development agreement under which Thermo Electron agreed to fund up to $4,000,000 of the direct and indirect costs of the Company's development of soil-remediation centers. As of October 2, 1993, all such funding under this agreement was completed. In exchange for this funding, the Company granted Thermo Electron a royalty equal to approximately 3% of net revenues from soil-remediation services performed at the centers developed under the agreement. The royalty payments may cease if the amounts paid by the Company yield a certain internal rate of return to Thermo Electron on the funds advanced to the Company under the agreement. Two sites were developed under this agreement. The Company paid royalties of $186,000, $115,000, and $186,000 in fiscal 1999, 1998, and 1997, respectively, relating to this agreement, which are included in selling, general, and administrative expenses in the accompanying statement of operations.

Operating Lease
      In addition to the operating leases discussed in Note 7, the Company leases an office and operating facility from Thermo Electron. The accompanying statement of operations includes expenses from this operating lease of $166,000 in fiscal 1999 and 1998 and $106,000 in fiscal 1997. The future minimum payments due under the lease as of April 3, 1999, are $166,000 in fiscal 2000 through 2005 and thereafter. Total future minimum lease payments are $996,000.

8.    Related-party Transactions (continued)

Other Related-party Transactions
      The Company purchases and sells products and services in the ordinary course of business with other companies affiliated with Thermo Electron. Sales of services to such affiliated companies totaled $379,000, $320,000, and $49,000 in fiscal 1999, 1998, and 1997, respectively. Purchases of products and services from such affiliated companies total $231,000, $938,000, and $455,000 in fiscal
1999, 1998, and 1997, respectively.

Repurchase Agreements
      The Company invests excess cash in repurchase agreements with Thermo
Electron as discussed in Notes 1 and 19.

Short- and Long-term Obligations
      See Note 6 for a description of short- and long-term obligations of the Company held by Thermo Electron.

9.    Common Stock

      Put rights are attached to certain shares of Company common stock which were previously issued in connection with an acquisition. The put rights obligate the Company, at the holders' option, to purchase shares of the Company's common stock for $8.00 per share at any time through January 2002. At the time a holder elects to tender shares, the Company has the option to net cash settle the obligation in lieu of purchasing the shares. At April 3, 1999, put rights with respect to 423,854 shares were outstanding. During fiscal 1999, the Company repurchased 423,824 shares of common stock under such arrangements.
      At April 3, 1999, the Company had 700,500 warrants outstanding to purchase shares of its common stock, which are exercisable at prices ranging from $10.00 to $11.34 per share and expire in fiscal 2001. The warrants were issued in fiscal 1992 and 1993 in connection with private placements completed by three of ThermoRetec's soil-remediation subsidiaries.
      At April 3, 1999, the Company had reserved 9,926,347 unissued shares of its common stock for possible issuance under stock-based compensation plans, conversion of the 4 5/8% subordinated convertible debentures, and exercise of warrants.

10.   Transactions in Stock of Subsidiaries

      During fiscal 1997, Thermo EuroTech sold 1,105,000 shares of its common stock in a private placement at $4.25 per share for net proceeds of $4,314,000, resulting in a gain of $1,475,000.
      Dividends declared by ThermoRetec were $2,610,000, $2,504,000, and $2,557,000 in fiscal 1999, 1998, and 1997, respectively. Dividends declared by ThermoRetec include $1,798,000, $1,736,000, and $1,694,000 in fiscal 1999, 1998, and 1997, respectively, that were allocated to the Company and reinvested in 611,957 shares, 254,833 shares, and 194,961 shares, respectively, of ThermoRetec's common stock pursuant to ThermoRetec's Dividend Reinvestment Plan.
      The Company's percentage ownership of its majority-owned subsidiaries at year end was:

                                                                                1999       1998        1997
-------------------------------------------------------------------------- ---------  ---------  ----------

ThermoRetec                                                                      70%        69%         69%
Randers Killam (a)                                                               95%        53%        100%
Thermo EuroTech                                                                  78%        56%         53%

(a) Upon issuance of 22,606,210 shares of Randers Killam common stock to the Company, as described in Note 3, the Company owned approximately 95% of Randers Killam outstanding common stock. Fiscal 1997 represents the Company's ownership of The Killam Group prior to its transfer to Randers in fiscal 1998.

11.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale and held-to-maturity investments, accounts receivable, notes payable and current maturities of long-term obligations, accounts payable, due to parent company and affiliated companies, and long-term obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale and held-to-maturity investments and long-term obligations, approximate fair value due to their short-term nature.
      Available-for-sale investments are carried at fair value in the accompanying fiscal 1998 balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments. Held-to-maturity investments are carried at amortized cost in the accompanying fiscal 1998 balance sheet. The fair values are disclosed on the accompanying balance sheet and were determined based on quoted market prices.
      The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year ends. The carrying amount and fair value of the Company's long-term obligations are:

                                                                         1999                  1998
                                                                --------------------  --------------------
                                                                 Carrying       Fair   Carrying       Fair
(In thousands)                                                     Amount      Value     Amount      Value
--------------------------------------------------------------- ---------- ---------- ---------- ----------

Subordinated Convertible Debentures                              $156,799   $139,587   $149,800   $ 143,416
Other                                                               1,818      1,818      3,344       3,344
                                                                 --------   --------   --------   ---------

                                                                 $158,617   $141,405   $153,144   $ 146,760
                                                                 ========   ========   ========   =========

12.   Significant Customers

      During fiscal 1999, 1998, and 1997, revenues derived from U.S. government agencies accounted for 6%, 4%, and 13%, respectively, of the Company's total revenues.

13.   Restructuring Costs

      During fiscal 1999, the Company recorded $10,217,000 of restructuring costs, which were accounted for in accordance with Emerging Issues Task Force
Pronouncement 94-3. Of these restructuring costs, $9,176,000 was recorded by ThermoRetec in connection with the closure of two soil-recycling facilities. The costs include a $6,238,000 write-down of fixed assets to their estimated disposal value of $895,000 and a $1,884,000 write-off of intangible assets, including $715,000 of cost in excess of net assets of acquired companies, as well as $1,054,000 for ongoing lease costs and severance for 13 employees, 6 of whom were terminated in fiscal 1999. ThermoRetec closed one soil-recycling facility in March 1999 and is actively seeking a buyer for the second soil-recycling facility. If no buyer is found, ThermoRetec will close the facility. In addition, the Company recorded $1,041,000 of restructuring costs for abandoned-facility payments relating to the consolidation of the facilities of another business.


13.   Restructuring Costs (continued)

      A summary of the changes in accrued restructuring costs, which are included in other accrued expenses in the accompanying balance sheet, is:

                                                                                       Facility
(In thousands)                                                             Severance      Costs     Total
------------------------------------------------------------------------- ----------- ---------- ---------

Balance at April 4, 1998                                                   $      -    $      -   $      -
 Provision charged to expense                                                   213       1,882      2,095
 Usage                                                                         (101)       (275)      (376)
                                                                           --------    --------   --------

Balance at April 3, 1999                                                   $    112    $  1,607   $  1,719
                                                                           ========    ========   ========

      During fiscal 1997, ThermoRetec recorded $7,800,000 of restructuring costs to write-down certain capital equipment and intangible assets in response to a severe downturn in its soil-recycling business, which resulted in the closure of two soil-remediation sites. The charge included a $2,206,000 write-down of cost in excess of net assets of acquired companies, which was nondeductible for tax purposes. In addition, the Company's analysis indicated that the future undiscounted cash flows from certain other soil-remediation sites that remained open would be insufficient to recover ThermoRetec's investment in these business units, thus requiring a write-down of certain assets, which is also included in the $7,800,000 charge.
      In May 1999, the Company announced certain other restructuring actions
(Note 19).

14.   Supplemental Cash Flow Information

(In thousands)                                                                  1999       1998      1997
------------------------------------------------------------------------- ----------- ---------- ---------

Cash Paid For:
 Interest                                                                  $   8,244   $ 10,363   $ 10,255
 Income taxes                                                              $   3,025   $  4,041   $  1,958

Noncash Activities:
 Fair value of assets of acquired companies                                $     643   $ 29,477   $ 12,996
 Cash paid for acquired companies                                               (643)   (14,765)    (5,465)
 Issuance of notes payable for acquired company                                    -          -     (1,300)
 Issuance of subsidiary common stock for acquired companies                        -     (3,125)    (2,006)
                                                                           ---------   --------   --------

     Liabilities assumed of acquired companies                             $       -   $ 11,587   $  4,225
                                                                           =========   ========   ========

 Issuance of subsidiary subordinated convertible debentures in             $   6,999   $      -   $      -
   exchange for subsidiary common stock (Note 6)

 Conversions of subordinated convertible debentures                        $       -   $ 13,220   $  4,812

 Company common stock received in settlement of a note                     $     668   $      -   $      -
  receivable

 Notes receivable received upon sale of business (Note 3)                  $       -   $  2,881   $      -


15.   Business Segment Information

      The Company organizes and manages its businesses by individual functional operating entity. The Company has combined its operating entities into four segments: Environmental-liability Management, Engineering and Design, Laboratory
Testing, and Metal Treating. In classifying entities into a particular segment, the Company aggregates businesses with similar economic characteristics, services, methods of providing services, customers, and regulatory environments.
      The Environmental-liability Management segment is a national provider of environmental-liability and resource-management services, offering these and related consulting services in four areas: consulting and engineering, nuclear remediation, soil remediation, and fluids recycling.
      The Engineering and Design segment provides comprehensive engineering and outsourcing services such as water and wastewater treatment, process engineering and construction, highway and bridge engineering, and infrastructure engineering. In addition, this segment provides consulting services that address natural resource management issues.
      The Laboratory Testing segment operates analytical laboratories that provide environmental- and pharmaceutical-testing services.
      The Metal Treating segment performs metallurgical processing services using thermal-treatment equipment. Until the October 1997 sale of its equipment division (Note 3), this segment also designed, manufactured, and installed advanced custom-engineered, thermal-processing systems.

(In thousands)                                                                   1999     1998        1997
--------------------------------------------------------------------------- ---------- --------- ---------

Revenues:
 Environmental-liability Management (a)                                     $ 159,094 $141,115   $ 126,811
 Engineering and Design (b)                                                    91,839   84,566      74,832
 Laboratory Testing (c)                                                        40,523   37,485      35,431
 Metal Treating                                                                19,274   36,618      44,342
 Intersegment sales elimination (d)                                              (691)    (998)     (2,913)
                                                                            --------- --------   ---------

                                                                            $ 310,039 $298,786   $ 278,503
                                                                            ========= ========   =========

Income (Loss) Before Provision for Income Taxes and Minority Interest:
 Environmental-liability Management (e)                                     $  (3,644) $  (454)  $  (6,254)
 Engineering and Design (f)                                                     4,406    6,303       6,689
 Laboratory Testing                                                             5,206    4,363       1,494
 Metal Treating                                                                 2,493    4,278       4,326
 Corporate (g)                                                                 (2,473)  (2,756)     (3,626)
                                                                            ---------  -------   ---------

 Total operating income                                                         5,988   11,734       2,629
 Interest and other expense, net                                               (6,796)  (3,220)     (2,920)
                                                                            ---------  -------   ---------

                                                                            $    (808) $ 8,514   $    (291)
                                                                            =========  =======   =========

Total Assets:
 Environmental-liability Management                                         $ 169,956 $166,925  $ 150,362
 Engineering and Design                                                       106,301  102,394      85,679
 Laboratory Testing                                                            48,434   43,557      39,795
 Metal Treating                                                                11,509   12,795      34,338
 Corporate (h)                                                                 15,498   34,855      83,610
                                                                            ---------  -------   ---------

                                                                            $ 351,698  $360,526  $ 393,784
                                                                            =========  ========  =========


15.   Business Segment Information (continued)

(In thousands)                                                                 1999      1998        1997
------------------------------------------------------------------------- ---------- ---------- ----------

Depreciation and Amortization:
 Environmental-liability Management                                         $ 9,245    $7,672     $ 7,049
 Engineering and Design                                                       3,117     3,003       2,245
 Laboratory Testing                                                           3,527     2,865       2,484
 Metal Treating                                                                 834     1,007       1,089
 Corporate                                                                      100       237          33
                                                                            -------    ------     -------

                                                                            $16,823    $14,784    $12,900
                                                                            =======    =======    =======

Capital Expenditures:
 Environmental-liability Management                                         $ 8,385    $8,916     $ 9,008
 Engineering and Design                                                       1,632     1,759       1,157
 Laboratory Testing                                                           6,463     7,018       3,321
 Metal Treating                                                               1,053       764       1,839
 Corporate                                                                     (118)        3         101
                                                                            -------    ------     -------

                                                                            $17,415    $18,460    $15,426
                                                                            =======    =======    =======

(a) Includes intersegment sales of $7,000, $82,000, and $1,799,000 in fiscal
    1999, 1998, and 1997, respectively.
(b) Includes intersegment sales of $60,000, $73,000, and $4,000 in fiscal 1999, 1998, and 1997, respectively.
(c) Includes intersegment sales of $624,000, $843,000, and $1,110,000 in fiscal
    1999, 1998, and 1997, respectively.
(d) Intersegment sales are accounted for at prices that are representative of transactions with unaffiliated parties.
(e) Includes restructuring costs of $9,176,000 and $7,800,000 in fiscal 1999 and 1997, respectively (Note 13). In addition, fiscal 1997 includes loss on sale of business of $1,482,000 (Note 3).
(f) Includes restructuring costs of $1,023,000 in fiscal 1999 (Note 13).
(g)  Primarily general and administrative expenses.
(h) Primarily cash, cash equivalents, and available-for-sale investments.

16.   Earnings (Loss) per Share

      Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)                                        1999       1998       1997
------------------------------------------------------------------------- ---------- ---------- ----------

Basic
Net Income (Loss)                                                           $(1,421)   $ 3,273    $  (162)
                                                                            -------    -------    -------

Weighted Average Shares                                                      19,402     18,700     18,090
                                                                            -------    -------    -------

Basic Earnings (Loss) per Share                                             $  (.07)   $   .18    $  (.01)
                                                                            =======    =======    =======


16.   Earnings (Loss) per Share (continued)

(In thousands except per share amounts)                                         1999       1998      1997
------------------------------------------------------------------------- ----------- ---------- ---------

Diluted
Net Income (Loss)                                                           $(1,421)    $ 3,273    $  (162)
Effect of Majority-owned Subsidiaries' Dilutive Securities                       (2)        (13)         -
                                                                            -------     -------    -------

Income (Loss) Available to Common Shareholders, as Adjusted                 $(1,423)    $ 3,260    $  (162)
                                                                            -------     -------    -------

Weighted Average Shares                                                      19,402      18,700     18,090
Effect of Stock Options                                                           -         278          -
                                                                            -------     -------    -------

Weighted Average Shares, as Adjusted                                         19,402      18,978     18,090
                                                                            -------     -------    -------

Diluted Earnings (Loss) per Share                                           $  (.07)    $   .17    $  (.01)
                                                                            =======     =======    =======

      The computation of diluted earnings (loss) per share for each period excludes the effect of assuming the exercise of certain outstanding stock options, warrants, and put rights because the effect would be antidilutive. As of April 3, 1999, there were 2,464,925 of such options and warrants outstanding, with exercise prices ranging from $4.16 to $11.34 per share. As of April 3, 1999, put rights with respect to an aggregate 423,854 shares were outstanding.
The put rights obligate the Company, at the holder's option, to purchase shares of the Company's common stock for $8.00 per share.
      In addition, the computation of diluted earnings (loss) per share for each period excludes the effect of assuming the conversion of convertible obligations because the effect would be antidilutive. As of April 3, 1999, the calculation excluded $111,850,000 principal amount of 4 5/8% subordinated convertible debentures, convertible at $15.90 per share.

17.   Proposed Reorganization

      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company, ThermoRetec, and Randers Killam would be merged into Thermo Electron.
As a result, all three companies would become wholly owned subsidiaries of Thermo Electron. The public shareholders of all three companies would receive common stock in Thermo Electron in exchange for their shares. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios; confirmation of anticipated tax consequences; the approval of the Board of Directors of ThermoRetec and Randers
Killam; the negotiation and execution of definitive merger agreements; the receipt of fairness opinions from investment banking firms that the transactions are fair to the Company's and subsidiaries' shareholders (other than the Company and Thermo Electron) from a financial point of view; the approval of the Company's Board of Directors, including its independent directors; and completion of review by the Securities and Exchange Commission of any necessary documents regarding the proposed transactions.

18.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                                First   Second (a)    Third     Fourth

---------------------------------------------------------------- ---------- ---------- ---------- ---------

Revenues                                                           $76,693    $77,177    $80,400    $75,769
Gross Profit                                                        15,648     15,143     15,851     15,787
Net Income (Loss)                                                    1,001     (3,696)       771        503
Basic and Diluted Earnings (Loss) per Share                            .05      (.19)        .04        .03

1998                                                                First    Second    Third (b)    Fourth
---------------------------------------------------------------- ---------- ---------- ---------- ---------

Revenues                                                           $72,519    $81,161    $73,875    $71,231
Gross Profit                                                        14,568     15,485     14,001      9,621
Net Income (Loss)                                                    1,332      1,567      1,656     (1,282)
Earnings (Loss) per Share:
 Basic                                                                 .08        .09        .09       (.07)
 Diluted                                                               .07        .08        .09       (.07)

(a) Reflects a pretax charge of $10,217,000 for restructuring costs.
(b) Reflects a pretax gain of $3,012,000 from ThermoRetec's sale of its investment in a joint venture.

19.   Subsequent Events

Restructuring Actions
      In May 1999, the Company announced the planned sale of several businesses by its majority-owned subsidiaries. These include the following:

      -- The used-oil processing business by Thermo EuroTech.

      -- Three soil-recycling facilities by ThermoRetec.

      -- The businesses of BAC Killam Inc., the Randers division, and E3-Killam
         Inc. by Randers Killam.

      In connection with these actions, the Company expects to incur approximately $65 million in pretax charges, primarily during the first quarter of fiscal 2000. These charges primarily represent the excess of book value of the businesses to be sold over the estimated proceeds from the sale. As a result of the sale of the businesses, the Company also expects to incur costs for ongoing lease obligations, severance, and other exit costs, which have been provided for in the estimate of $65 million. Revenues and operating loss from these businesses aggregated $49,627,000 and $112,000, respectively, in fiscal
1999.

Cash Management Arrangement
      Effective June 1, 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement (Note 1). Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. The
Company will report amounts invested in this arrangement as "advance to affiliate" in its balance sheet, beginning in the first quarter of fiscal 2000.

                    Report of Independent Public Accountants
To the Shareholders and Board of Directors of Thermo TerraTech Inc.:

      We have audited the accompanying consolidated balance sheet of Thermo
TerraTech Inc. (a Delaware corporation and an 87%-owned subsidiary of Thermo
Electron Corporation) and subsidiaries as of April 3, 1999, and April 4, 1998, and the related consolidated statements of operations, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended April 3, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo
TerraTech Inc. and subsidiaries as of April 3, 1999, and April 4, 1998, and the results of their operations and their cash flows for each of the three years in the period ended April 3, 1999, in conformity with generally accepted accounting principles.



                                                            Arthur Andersen LLP



Boston, Massachusetts
May 11, 1999 (except with respect
to the matters discussed
in Note 19,
as to which the date is June 1, 1999)


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

Overview

      The Company provides industrial outsourcing services and manufacturing support encompassing a broad range of specializations. The Company operates in four segments: environmental-liability management, engineering and design, laboratory testing, and metal treating.

Environmental-liability Management
       The Company's majority-owned ThermoRetec Corporation subsidiary is a national provider of environmental-liability and resource-management services.
ThermoRetec offers these and related consulting services in four areas:
consulting and engineering, nuclear remediation, soil remediation, and fluids recycling. The Company's majority-owned Thermo EuroTech N.V. subsidiary, located in the Netherlands, specializes in converting "off-spec" and contaminated petroleum fluids into useable oil products. Thermo EuroTech also provides in-plant waste management and recycling services through its Ireland-based Green
Sunrise Holdings Ltd. subsidiary, acquired in February 1998. Through December
1996, this segment also included the results of the Company's J. Amerika division, an underground tank and groundwater treatment services company.

Engineering and Design
     The Company's majority-owned The Randers Killam Group Inc. subsidiary provides comprehensive engineering and outsourcing services such as water and wastewater treatment, process engineering and construction, highway and bridge engineering, and infrastructure engineering. The Company's wholly owned
Normandeau Associates Inc. subsidiary provides consulting services that address natural resource management issues.

Laboratory Testing
      The Company's wholly owned Thermo Analytical Inc. subsidiary operates analytical laboratories that provide environmental- and pharmaceutical-testing services, primarily to commercial clients throughout the U.S.

Metal Treating
      The Company performs metallurgical processing services using thermal-treatment equipment at locations in California, Minnesota, and Wisconsin. Until the October 1997 sale of its equipment division located in Michigan (Note 3), the Company also designed, manufactured, and installed advanced custom-engineered, thermal-processing systems.

      In May 1999, the Company announced the planned sale of several businesses by its majority-owned subsidiaries. These include the used-oil processing business by Thermo EuroTech; three soil-recycling facilities by ThermoRetec; and the businesses of BAC Killam Inc., the Randers division, and E3-Killam Inc. by Randers Killam. In connection with these actions, the Company expects to incur approximately $65 million in pretax charges, primarily during the first quarter of fiscal 2000. These charges primarily represent the excess of book value of the businesses to be sold over the estimated proceeds from the sale. As a result of the sale of the businesses, the Company also expects to incur costs for ongoing lease obligations, severance, and other exit costs, which have been provided for in the estimate of $65 million. Revenues and operating loss from these businesses aggregated $49.6 million and $0.1 million, respectively, in fiscal 1999.


Results of Operations

Fiscal 1999 Compared With Fiscal 1998
      Total revenues were $310.0 million in fiscal 1999, compared with $298.8 million in fiscal 1998. Metal Treating segment revenues decreased to $19.3 million in fiscal 1999 from $36.6 million in fiscal 1998, due to the sale of the Company's thermal-processing equipment business in October 1997, which contributed revenues of $17.3 million in fiscal 1998 (Note 3). Revenues from the Environmental-liability Management segment increased 13% to $159.1 million in fiscal 1999 from $141.1 million in fiscal 1998. Excluding intrasegment sales, revenues at ThermoRetec increased to $141.6 million in fiscal 1999 from $127.1 million in fiscal 1998, primarily due to $8.6 million of higher revenues from consulting and engineering services at RETEC and, to a lesser extent, the inclusion of $6.2 million of revenues from businesses acquired in fiscal 1998.
Revenues from ThermoRetec's soil-remediation services increased $6.4 million in fiscal 1999, resulting from higher volumes of soil processed. These increases were offset in part by a decrease in revenues resulting from a decline in the number of contracts in process at ThermoRetec's eastern construction operations.
Revenues from Thermo EuroTech increased $3.5 million to $17.5 million due to the inclusion for the full fiscal 1999 period of revenues from Green Sunrise, which was acquired in February 1998 and added incremental revenues of $6.4 million, offset in part by a decrease in sales of useable oil products. Revenues from the Engineering and Design segment increased to $91.8 million in fiscal 1999 from $84.6 million in fiscal 1998, primarily due to increased revenues from two construction and labor management contracts, which are expected to be completed by the end of the first quarter of fiscal 2000. Engineering and Design segment revenues also increased $3.5 million due to the inclusion for the full fiscal
1999 period of revenues from Randers, acquired May 1997. Revenues from the Laboratory Testing segment increased to $40.5 million in fiscal 1999 from $37.5 million in fiscal 1998 due to higher demand.
      The gross profit margin increased to 20% in fiscal 1999 from 18% in fiscal
1998. The gross profit margin from the Environmental-liability Management segment increased in fiscal 1999 primarily due to a reduction of losses on certain remedial-construction contracts, higher utilization of billable personnel, and higher volumes of soil processed at RETEC and, to a lesser extent, higher gross profit margin at Thermo EuroTech due to the inclusion of higher-margin revenue at Green Sunrise. The gross profit margin from the Engineering and Design segment decreased in fiscal 1999, primarily due to a change in the mix of contracts.
      Selling, general, and administrative expenses as a percentage of revenues increased slightly to 15% in fiscal 1999 from 14% in fiscal 1998, primarily due to the absence in fiscal 1999 of lower relative expenses at the Company's Metal
Treating segment due to the fiscal 1998 sale of the thermal-processing equipment business and higher relative expenses at Green Sunrise, which was acquired in February 1998. In addition, selling, general, and administrative expenses at the Environmental-liability Management segment increased due to higher provisions for uncollectible accounts, increased administrative costs associated with ThermoRetec's name change, higher insurance costs, and inclusion for the full period of expenses from acquired businesses.
      During fiscal 1999, the Company recorded $10.2 million of restructuring costs. Of these restructuring costs, $9.2 million was recorded by ThermoRetec in connection with the closure of two soil-recycling facilities. The costs include a write-down of fixed assets to their estimated disposal value and a write-off of intangible assets, including cost in excess of net assets of acquired companies, as well as other closure costs. The closure was in response to changes in market conditions, which resulted in lower-priced disposal alternatives. These facilities reported aggregated revenues and operating losses of $2.2 million and $0.8 million, respectively, in fiscal 1998, and aggregated revenues and operating losses prior to the decision to close the facilities of $1.8 million and $0.1 million, respectively, in fiscal 1999. In addition, the Company recorded $1.0 million of restructuring costs for abandoned-facility payments relating to the consolidation of the facilities of another business
(Note 13).
      Interest income decreased to $2.2 million in fiscal 1999 from $4.2 million in fiscal 1998, primarily as a result of lower average invested cash balances.
Interest expense decreased to $9.0 million in fiscal 1999 from $10.8 million in fiscal 1998, primarily due to the repayment of a note payable in February and May 1998, the repayment of a

Fiscal 1999 Compared With Fiscal 1998 (continued) promissory note to Thermo Electron Corporation, and the conversion of the Company's 6 1/2% subordinated convertible debentures during fiscal 1998, offset in part by increased borrowings at Thermo EuroTech during fiscal 1999 and the issuance of $7.0 million principal amount of 2 1/2% convertible subordinated debentures due 2001 (Note 6).
      Equity in earnings of unconsolidated subsidiary in fiscal 1998 represented
ThermoRetec's proportionate share of income from a joint venture. Gain on sale of unconsolidated subsidiary in fiscal 1998 resulted from ThermoRetec's sale of its interest in this joint venture (Note 3).
      The Company recorded income tax expense of $1.8 million in fiscal 1999 on a pretax loss primarily due to the effect of nondeductible amortization and write off of cost in excess of net assets of acquired companies. The effective tax rate in fiscal 1998 was 60%. This rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and the nondeductible amortization of cost in excess of net assets of acquired companies.
      The Company recorded minority interest income of $1.2 million in fiscal
1999, compared with minority interest expense of $0.1 million in fiscal 1998, primarily due to the effect of a net loss at ThermoRetec in fiscal 1999.

Fiscal 1998 Compared With Fiscal 1997
      Total revenues increased 7% to $298.8 million in fiscal 1998 from $278.5 million in fiscal 1997. Revenues from the Environmental-liability Management segment increased 11% to $141.1 million in fiscal 1998 from $126.8 million in fiscal 1997. Excluding intrasegment sales, revenues at ThermoRetec increased to $127.1 million in fiscal 1998 from $114.8 million in fiscal 1997, primarily due to the inclusion of $20.1 million of revenues from acquired businesses and, to a lesser extent, increased revenues from construction, consulting, and engineering services at RETEC. These increases were offset in part by an $11.1 million decrease in revenues resulting from a decline in the number of contracts in process at ThermoRetec's eastern construction operations. Revenues from soil-remediation services decreased $3.5 million, resulting from the closure of two sites, as well as heavy rains, which unfavorably affected operations at certain west coast sites, and, to a lesser extent, competitive pricing pressures. Revenues from Thermo EuroTech increased 17% to $14.0 million, primarily due to increased revenues relating to contracts to process oil-based muds and perform soil-remediation services overseas and the inclusion of $1.2 million of revenues from Green Sunrise, acquired in February 1998, offset in part by a decrease in revenues as a result of the sale of the Company's J.
Amerika division in the fourth quarter of fiscal 1997 (Note 3). Revenues from the Engineering and Design segment increased to $84.6 million in fiscal 1998 from $74.8 million in fiscal 1997. The inclusion of an aggregate of $15.0 million of revenues from CarlanKillam Consulting Group, Inc. and Randers, acquired in November 1996 and May 1997, respectively, was offset in part by a decrease in revenues due to the completion of two major contracts in fiscal
1997. Revenues from the Laboratory Testing segment increased to $37.5 million in fiscal 1998 from $35.4 million in fiscal 1997 due to higher demand. Metal
Treating segment revenues decreased to $36.6 million in fiscal 1998 from $44.3 million in fiscal 1997, primarily due to the sale of the Company's thermal-processing equipment business in October 1997 (Note 3), offset in part by an increase in demand for the Company's metallurgical-processing services in fiscal 1998.
      The gross profit margin remained constant at 18% in fiscal 1998 and 1997.
The gross profit margin for the Laboratory Testing segment increased in fiscal
1998 due to lower margins in fiscal 1997 as a result of costs incurred related to efforts to eliminate redundant capabilities at regional laboratories. The gross profit margin from the Environmental-liability Management segment decreased in fiscal 1998 primarily due to losses on certain remedial-construction contracts at ThermoRetec's eastern construction operations as a result of poorly bid and executed contracts, and an increase in lower-margin revenues at RETEC, offset in part by increased margins at Thermo
EuroTech due to a shift to higher-margin contracts in fiscal 1998.
      Selling, general, and administrative expenses as a percentage of revenues remained constant at 14% in fiscal 1998 and 1997. Selling, general, and administrative expenses increased primarily due to the inclusion of costs from acquired companies.

Fiscal 1998 Compared With Fiscal 1997 (continued)
      Restructuring and nonrecurring items of $9.3 million in fiscal 1997 includes a charge at ThermoRetec of $7.8 million to write down certain capital equipment and intangible assets in response to a severe downturn in its soil-recycling business, which resulted in the closure of two soil-remediation sites. The charge included a $2.2 million write-down of cost in excess of net assets of acquired companies, which was nondeductible for tax purposes. In addition, the Company's analysis indicated that the future undiscounted cash flows from certain other soil-remediation sites that remained open would be insufficient to recover ThermoRetec's investment in these business units, thus requiring a write-down of certain assets, which is included in the $7.8 million charge. In addition, restructuring and nonrecurring items in fiscal 1997 includes a $1.5 million loss on the sale of the Company's J. Amerika division
(Note 3).
      Interest income decreased to $4.2 million in fiscal 1998 from $7.3 million in fiscal 1997 as a result of lower average investment balances following the repayment of a $38.0 million promissory note to Thermo Electron, the repurchase of Company and subsidiary common stock, as well as cash expended for acquisitions. These decreases were offset in part by cash received from the sale of the Company's thermal-processing equipment business and ThermoRetec's interest in a joint venture (Note 3). Interest expense decreased to $10.8 million in fiscal 1998 from $12.9 million in fiscal 1997, primarily due to the repayment of a promissory note to Thermo Electron and the conversion of the Company's 6 1/2% subordinated convertible debentures during fiscal 1998.
      The Company adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiaries through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the issuance of common stock by Thermo EuroTech in fiscal 1997, the Company recorded a gain of $1.5 million. This gain represents an increase in the Company's net investment in the subsidiary and is classified as gain on issuance of stock by subsidiary in the accompanying statement of operations. The Company does not expect to have transactions that will result in such gains in the future.
      Equity in earnings of unconsolidated subsidiary represents ThermoRetec's proportionate share of income from a joint venture. Gain on sale of unconsolidated subsidiary in fiscal 1998 resulted from ThermoRetec's sale of its interest in this joint venture (Note 3).
      The effective tax rates in fiscal 1998 and 1997 exceeded the statutory federal income tax rate primarily due to the nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes. The effective tax rate in fiscal 1997 was reduced by the effect of a nontaxable gain on issuance of stock by subsidiary.
      The Company recorded minority interest expense of $0.1 million in fiscal
1998, compared with minority interest income of $1.8 million in fiscal 1997, primarily due to higher earnings from the Company's majority-owned subsidiaries and the inclusion of minority interest expense associated with Randers (Note 3).

Liquidity and Capital Resources

      Consolidated working capital was $67.0 million at April 3, 1999, compared with $69.3 million at April 4, 1998. Cash, cash equivalents, and available-for-sale investments were $43.0 million at April 3, 1999, compared with $36.7 million at April 4, 1998. Of the $43.0 million balance at April 3,
1999, $37.6 million was held by the Company's majority-owned subsidiaries and the remainder was held by the Company and its wholly owned subsidiaries. During fiscal 1999, $29.9 million of cash was provided by operating activities. During this period, $7.7 million of cash was provided by an increase in other current liabilities due to increased subcontract work at Randers Killam, as well as the timing of payments, including restructuring costs (Note 13). This effect was offset in part by an increase in unbilled contract costs and fees of $1.5 million, primarily due to the timing of billings on certain contracts.
      Excluding available-for-sale and held-to-maturity investment activity, the Company's investing activities in fiscal 1999 primarily consisted of capital additions. The Company expended $17.4 million for purchases of property, plant, and equipment in fiscal 1999 and expects to spend approximately $13.0 million for capital additions during fiscal 2000.

Liquidity and Capital Resources (continued)

      The Company's financing activities used cash of $18.5 million in fiscal
1999. During fiscal 1999, the Company repaid notes payable totaling $14.7 million. In October 1998, the Company, through Thermo EuroTech (Delaware) Inc., issued $7.0 million principal amount of 2 1/2% subordinated convertible debentures due 2001 in exchange for 1,646,854 common shares of the Company's
Thermo EuroTech N.V. subsidiary (Note 6). During fiscal 1999, the Company used cash of $3.4 million to repurchase Company common stock pursuant to certain put rights on shares issued in connection with an acquisition. The Company has cash obligations to purchase additional shares under such arrangement aggregating
$3.4 million through fiscal 2002 (Note 9).
      The Company generally expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may acquire one or more complimentary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. In addition, ThermoRetec's $38.0 million principal amount 4
7/8% subordinated convertible debentures mature on May 1, 2000. The maturity of ThermoRetec's debentures could adversely affect the Company's liquidity in the first quarter of fiscal 2001. The Company expects that it will finance any such acquisitions and the redemption of such debentures through a combination of internal funds and/or short-term borrowings from Thermo Electron, although it has no agreement with Thermo Electron to ensure that funds will be available on acceptable terms or at all. Except as described in this paragraph with respect to ThermoRetec's debentures, the Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in interest rates, foreign currency exchange rates, and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in Dutch guilders. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A 10% depreciation in fiscal year-end
1999 functional currencies, relative to the U.S. dollar, would result in a $1.1 million reduction of shareholders' investment.

Equity Prices
      The Company's and its subsidiaries' subordinated convertible debentures are sensitive to fluctuations in the price of Company or subsidiary common stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's and its subsidiaries' subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of the debentures. A 10% increase in fiscal year-end 1999 market equity prices would result in a negative impact to the Company of $1.0 million on the fair value of its subordinated convertible debentures.

Interest Rates
      The Company's subordinated convertible debentures are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of the Company's and its subsidiaries' subordinated convertible debentures due to the difference between the market interest rate and the rate at the date of issuance of the debentures. A 10% decrease in fiscal year-end 1999 market interest rates would result in a negative impact to the Company of $0.2 million on the fair value of its subordinated convertible debentures.

Market Risk (continued)

      The Company's cash, cash equivalents, and variable-rate short- and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income and expense due to the difference between the current interest rates on cash, cash equivalents, and the variable-rate short- and long-term obligations and the rate that these financial instruments may adjust to in the future. A 10% decrease in fiscal year-end 1999 interest rates would result in a negative impact of $0.1 million on the Company's net income.

Year 2000

      The following constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems, services, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) assessing the year 2000 readiness of its key suppliers and vendors; and (iii) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company's efforts included testing the year 2000 readiness of the utility and telecommunications systems at its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. Based on its evaluations of its critical facilities, the Company does not believe that any material upgrades or modifications are required. The Company is currently upgrading or replacing its material noncompliant information technology systems, and this process was approximately 80% complete as of April 3, 1999. In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by October 1999.
      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. To date, no significant supplier or vendor has indicated that its business operations will be materially disrupted by the year 2000 issue. The Company has started to follow up with significant suppliers and vendors that have not responded to the Company's questionnaires.
The Company has not completed the majority of its assessment of third-party risk, but expects to be substantially completed by October 1999.

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
This plan may include identifying manual or backup systems in the event of a failure of the Company's material information technology systems. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Year 2000 (continued)

Estimated Costs to Address the Company's Year 2000 Issues
      The Company had incurred third-party expenses (external costs) related to year 2000 issues of approximately $325,000 as of April 3, 1999, and the total external costs of year 2000 remediation are expected to be approximately
$620,000. All of the external costs incurred as of April 3, 1999, were spent on testing and upgrading information technology systems. In fiscal year 1999, an immaterial amount of the Company's total information technology budget was spent on year 2000 issues. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been and will continue to be expensed as incurred.
      The Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Reasonably Likely Worst Case Scenario
      At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that the Company experiences year 2000 problems in its material information technology systems that cause the Company to be unable to access data, to process transactions, and to maintain accurate books and records. In such an event, the Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations, and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Some services provided by the Company involve the delivery to clients of third-party software and hardware. In addition, certain older third-party products, which the Company no longer uses in providing its services to clients, may not be year 2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's key suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues.
Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


                           Forward-looking Statements
      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Dependence on Environmental Regulation. Federal, state, and local environmental laws govern each of the markets in which the Company conducts business, as well as many of the Company's operations. The markets for many of the Company's services, including industrial-remediation services, nuclear-remediation services, hazardous waste-remedial construction services, soil-remediation services, waste-fluids recycling services, engineering and design services, and laboratory services, and the standards governing most aspects of the construction and operation of the Company's facilities, were directly or indirectly created by, and are dependent on, the existence and enforcement of those laws. There can be no assurance that these laws and regulations will not change in the future, requiring new technologies or stricter standards with which the Company must comply. In addition, there can be no assurance that these laws and regulations will not be made more lenient in the future, thereby reducing the size of the markets addressed by the Company.
Any such change in such federal, state, and local environmental laws and regulations may have a material adverse effect on the Company's business.
      Responsibility for establishing and enforcing certain federal policies, such as the federal underground storage tank policy, has been delegated to the states, which are not only required to establish regulatory programs, but are also permitted to mandate more stringent requirements than are otherwise required by federal law. Recently, certain states have adopted a "risk-based" approach to prioritizing site cleanups and setting cleanup standards, which attempts to balance the costs of remediation against the potential harm to human health and the environment from leaving sites unremediated. There can be no assurance that additional states will not adopt these policies or that these policies will not reduce the size of the potential market addressed by the Company.

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

      Uncertainty of Funding. Remediation compliance requirements and attendant costs are often beyond the financial capabilities of individuals and small companies. To address this problem, some states have established tax-supported trust funds to assist in the financing of compliance and site remediation. As a consequence, in many of the states in which the Company markets its soil remediation services, the majority, and in some cases virtually all, of the soil remediated by the Company is paid for by large companies and/or these state trust funds. Any substantial decrease in this funding could have a material adverse effect on the Company's business and financial performance. Many states have realized that the number of sites requiring remediation and the costs of compliance are substantially higher than were originally estimated. As a result, several states have relaxed enforcement activities and others have reduced compliance requirements in order to reduce the costs of cleanup. These factors have already resulted in lower levels of cleanup activity in some states and have had a material adverse effect on the Company's business. Continued de-emphasis on enforcement activities and/or further reductions in compliance requirements will have an even more severe adverse effect on the Company's business.
      The Company depends on funding from the federal and state governments, and their agencies and instrumentalities, for compensation for its services. For example, ThermoRetec's nuclear-remediation business provides a large portion of its services directly or indirectly to the U.S. Department of Energy (DOE) and the Company's engineering and design businesses perform significant amounts of services for state and municipal governments. Thermo NUtech has experienced a decrease in its radiochemistry laboratory work as a result of ongoing reductions in spending at the DOE as well as a shift in DOE spending from investigative work to cleanup work. Continued declines in spending by DOE and other governmental agencies could have a material adverse effect on the Company's business.

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

      Seasonal Influences. A majority of the Company's businesses experience seasonal fluctuations. A majority of the Company's soil-remediation sites, as well as the Company's fluids-recycling sites, experience declines in revenues if severe weather conditions occur. Site remediation work and certain environmental testing services, such as the services provided by Lancaster Laboratories, RETEC, Randers, IEM Sealand, and Thermo NUtech, may decline in winter months as a result of severe weather conditions. In Europe, Thermo EuroTech may experience a decline in the feedstock delivered to and from its facilities during winter months due to frozen waterways.

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

      Risks Associated with Spin-out of Subsidiaries. The Company adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries, the issuance of stock by subsidiaries upon conversion of convertible debentures, and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The Company does not expect to have transactions that will result in such gains in the future.



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

      Risks Associated with Cash Management Arrangement with the Parent Company.
The Company participates in a cash management arrangement with its parent company, Thermo Electron. Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secure creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

      Potential Impact of Year 2000 on Processing Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Some services provided by the Company involve the delivery to clients of third-party software and hardware. In addition, certain older third-party products, which the Company no longer uses in providing its services to clients, may not be year
2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's key suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year
2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.



                                      Selected Financial Information
(In thousands except per share amounts)             1999 (a)    1998 (b)   1997 (c)   1996 (d)     1995
-------------------------------------------------- ---------- ----------- ---------- ---------- ---------

Statement of Operations Data
Revenues                                            $310,039   $ 298,786   $278,503   $220,484   $136,985
Net Income (Loss)                                     (1,421)      3,273       (162)     3,447      4,476
Earnings (Loss) per Share:
 Basic                                                 (.07)         .18       (.01)       .20        .26
 Diluted                                               (.07)         .17       (.01)       .18        .26

Balance Sheet Data
Working Capital                                     $ 67,043   $  69,319   $ 77,315   $ 66,008   $ 63,459
Total Assets                                         351,698     360,526    393,784    333,656    273,298
Long-term Obligations                                158,617     153,144    165,186    155,384     96,851
Shareholders' Investment                              92,157      97,130     83,526     85,870     77,217

(a) Reflects a $10.2 million pretax charge for restructuring costs.
(b) Reflects a pretax gain of $3.0 million from ThermoRetec's sale of its investment in a joint venture.
(c) Reflects $7.8 million of nonrecurring costs and a loss $1.5 million relating to the sale of the Company's J. Amerika division. Also reflects the issuance of $115.0 million principal amount of 4 7/8% subordinated convertible debentures, and a gain on issuance of stock by subsidiary of $1.5 million.
(d) Reflects the acquisition of Lancaster Laboratories in May 1995, the purchase of the businesses formerly operated by the environmental services joint venture from Thermo Instrument Systems Inc., and the issuance of a $35.0 million promissory note to Thermo Electron to fund the purchase. Reflects
    ThermoRetec's acquisition of RETEC in December 1995, the issuance of $38.0 million principal amount of 4 7/8% subordinated convertible debentures by
    ThermoRetec, and a gain on issuance of stock by subsidiaries of $4.1 million. Also reflects the write-off of goodwill of $5.0 million and a loss on the sale of assets of $0.6 million.


Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TTT. The following table sets forth the high and low sales prices of the Company's common stock for fiscal 1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                    Fiscal 1999         Fiscal 1998
Quarter                                                           High        Low       High        Low
--------------------------------------------------------------- ---------- ---------- ---------- ----------

First                                                            $6 3/4     $4 1/2    $11 1/8     $8 1/8

Second                                                            5          3 3/4     12 1/16     9 7/8

Third                                                             4 5/8      3 15/16    9 15/16    8

Fourth                                                            5 3/4      4 3/8      8 3/16     6 5/8

      As of April 30, 1999, the Company had 923 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on April 30, 1999, was $4 3/16 per share.
      Common stock of ThermoRetec Corporation and The Randers Killam Group Inc., the Company's majority-owned public subsidiaries, are traded on the American
Stock Exchange (symbols THN and RGI, respectively).

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



