Form 10-K, Exhibit 13
period 2000-04-01
THERMO TERRATECH INC
filed 2000-06-22
CIK 796038

Exhibit 13


















                              Thermo TerraTech Inc.

                        Consolidated Financial Statements

                                   Fiscal 2000

Thermo TerraTech Inc.                                                            2000 Financial Statements

                      Consolidated Statement of Operations

                                                                                     Year Ended
                                                                           April 1,    April 3,  April 4,
(In thousands except per share amounts)                                        2000        1999      1998
------------------------------------------------------------------------- ---------- ----------- ---------

Revenues                                                                   $307,329   $ 310,039  $298,786
                                                                           --------   ---------  --------

Costs and Operating Expenses:
 Cost of revenues (Note 11)                                                 243,382     247,610   245,111
 Selling, general, and administrative expenses (Note 7)                      44,891      46,224    41,941
 Restructuring costs (Note 11)                                               56,981      10,217         -
                                                                           --------   ---------  --------

                                                                            345,254     304,051   287,052
                                                                           --------   ---------  --------

Operating Income (Loss)                                                     (37,925)      5,988    11,734

Interest Income                                                               2,810       2,185     4,163
Interest Expense (includes $243, $162, and $593 to parent company)           (8,743)     (8,981)  (10,778)
Gain on Sale of Unconsolidated Subsidiary (Note 2)                                -           -     3,012
Equity in Earnings of Unconsolidated Subsidiary                                   -           -       174
Other Income, Net                                                                 -           -       209
                                                                           --------   ---------  --------

Income (Loss) Before Provision for Income Taxes, Minority                   (43,858)       (808)    8,514
 Interest, and Extraordinary Item
Provision for Income Taxes (Notes 4 and 11)                                   2,522       1,786     5,146
Minority Interest (Income) Expense                                           (3,054)     (1,173)       95
                                                                           --------   ---------  --------

Income (Loss) Before Extraordinary Item                                     (43,326)     (1,421)    3,273
Extraordinary Item, Net of Provision for Income Taxes of $71 (Note 5)           107           -         -
                                                                           --------   ---------  --------

Net Income (Loss)                                                          $(43,219)  $  (1,421) $  3,273
                                                                           ========   =========  ========

Earnings (Loss) per Share (Note 14)
 Basic                                                                     $ (2.27)   $   (.07)  $    .18
                                                                           =======    ========   ========

 Diluted                                                                   $ (2.27)   $   (.07)  $    .17
                                                                           =======    ========   ========

Weighted Average Shares (Note 14)
 Basic                                                                       19,033      19,402    18,700
                                                                           ========   =========  ========

 Diluted                                                                     19,033      19,402    18,978
                                                                           ========   =========  ========









The accompanying notes are an integral part of these consolidated financial statements.

Thermo TerraTech Inc.                                                            2000 Financial Statements

                           Consolidated Balance Sheet
                                                                                      April 1,   April 3,
(In thousands)                                                                            2000       1999
----------------------------------------------------------------------------------- ----------- ---------

Assets
Current Assets:
 Cash and cash equivalents (includes $41,667 under repurchase                         $  4,157   $ 43,013
   agreements with parent company in fiscal 1999)
 Advance to affiliate                                                                   47,748          -
 Accounts receivable, less allowances of $2,695 and $3,577                              51,537     58,933
 Unbilled contract costs and fees                                                       20,875     19,974
 Inventories                                                                             2,001      1,869
 Deferred tax asset (Note 4)                                                             8,075      6,921
 Other current assets                                                                    3,304      3,665
                                                                                      --------   --------

                                                                                       137,697    134,375
                                                                                      --------   --------

Property, Plant, and Equipment, at Cost, Net (Note 11)                                  69,956     91,514
                                                                                      --------   --------

Other Assets (Note 11)                                                                   8,971     15,949
                                                                                      --------   --------

Cost in Excess of Net Assets of Acquired Companies (Notes 2 and 11)                     87,929    108,627
                                                                                      --------   --------

                                                                                      $304,553   $350,465
                                                                                      ========   ========

Thermo TerraTech Inc.                                                            2000 Financial Statements

                     Consolidated Balance Sheet (continued)
                                                                                      April 1,   April 3,
(In thousands except share amounts)                                                       2000       1999
----------------------------------------------------------------------------------- ----------- ---------

Liabilities and Shareholders' Investment
Current Liabilities:
 Short-term obligations and current maturities of long-term                           $ 19,322   $ 17,618
   obligations (includes borrowings from affiliate of
   $8,965 and $9,228; Note 5)
 Advance from affiliate                                                                  1,158          -
 Subordinated convertible debentures (includes $4,300 of                                37,950          -
   related-party debt; Note 5)
 Accounts payable                                                                       15,164     17,404
 Accrued payroll and employee benefits                                                  12,443     12,771
 Accrued restructuring costs (Note 11)                                                   5,907      1,719
 Other accrued expenses                                                                 12,617     15,298
 Due to parent company and affiliated companies                                          2,403      2,522
                                                                                      --------   --------

                                                                                       106,964     67,332
                                                                                      --------   --------

Deferred Income Taxes (Note 4)                                                           1,451      3,538
                                                                                      --------   --------

Other Deferred Items                                                                     1,118      1,076
                                                                                      --------   --------

Long-term Obligations (Notes 5 and 10):
 Subordinated convertible debentures (includes $1,659 and                              116,637    156,799
   $4,695 of related-party debt)
 Other                                                                                   1,476      1,818
                                                                                      --------   --------

                                                                                       118,113    158,617
                                                                                      --------   --------

Minority Interest                                                                       25,337     27,745
                                                                                      --------   --------

Commitments and Contingencies (Note 6)

Shareholders' Investment (Notes 3 and 8):
 Common stock, $.10 par value, 75,000,000 shares authorized;                             1,961      1,958
   19,607,752 and 19,583,773 shares issued
 Capital in excess of par value                                                         71,220     70,633
 Retained earnings (accumulated deficit)                                               (17,321)    25,898
 Treasury stock at cost, 653,647 and 543,319 shares                                     (5,042)    (4,130)
 Deferred compensation (Note 3)                                                           (189)      (252)
 Accumulated other comprehensive items                                                     941     (1,950)
                                                                                      --------   --------

                                                                                        51,570     92,157
                                                                                      --------   --------

                                                                                      $304,553   $350,465
                                                                                      ========   ========



The accompanying notes are an integral part of these consolidated financial statements.

Thermo TerraTech Inc.                                                            2000 Financial Statements

                      Consolidated Statement of Cash Flows
                                                                                     Year Ended
                                                                           April 1,    April 3,  April 4,
(In thousands)                                                                 2000        1999      1998
-------------------------------------------------------------------------  --------  ----------  --------

Operating Activities
 Net income (loss)                                                         $(43,219)  $  (1,421)  $ 3,273
 Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization                                           14,215      16,823    14,784
     Noncash restructuring costs (Note 11)                                   50,762       8,122         -
     Gain on sale of unconsolidated subsidiary (Note 2)                           -           -    (3,012)
     Equity in earnings of unconsolidated subsidiary                              -           -      (174)
     Minority interest (income) expense                                      (3,054)     (1,173)       95
     Provision for losses on accounts receivable                                715       2,085     1,141
     Other noncash items                                                      2,523         199       327
     Change in deferred income taxes                                         (3,328)        443    (1,583)
     Gain on purchase of subordinated convertible debentures (Note 5)          (107)          -         -
     Changes in current accounts, excluding the effects of acquisitions and dispositions:
        Accounts receivable                                                   5,985        (643)  (11,154)
        Inventories and unbilled contract costs and fees                     (4,139)     (2,026)   (3,353)
        Other current assets                                                   (446)       (176)    1,715
        Accounts payable                                                     (1,934)         55     5,507
        Other current liabilities                                             4,793       7,653    (1,038)
                                                                           --------   ---------   -------

          Net cash provided by operating activities                          22,766      29,941     6,528
                                                                           --------   ---------   -------

Investing Activities
 Acquisitions, net of cash acquired (Note 2)                                 (2,016)       (643)  (12,746)
 Advances to affiliate, net                                                 (46,590)          -         -
 Proceeds from maturities of available-for-sale investments                       -       2,006    16,372
 Proceeds from maturity of held-to-maturity investments                           -      14,065    13,935
 Purchases of property, plant, and equipment                                (13,265)    (17,415)  (18,460)
 Proceeds from sale of businesses (Note 2)                                        -           -    19,722
 Issuances of notes receivable                                                    -           -      (569)
 Collection of long-term notes receivable                                     3,807         605         -
 Purchases of other assets                                                     (859)     (1,570)   (1,993)
 Other, net                                                                   1,418         474     2,464
                                                                           --------   ---------   -------

          Net cash provided by (used in) investing activities              $(57,505)  $  (2,478)  $18,725
                                                                           --------   ---------   -------


Thermo TerraTech Inc.                                                            2000 Financial Statements

                Consolidated Statement of Cash Flows (continued)
                                                                                     Year Ended
                                                                           April 1,    April 3,  April 4,
(In thousands)                                                                 2000        1999     1998
------------------------------------------------------------------------- ---------- ----------- ---------

Financing Activities
 Increase in short-term obligations to fund an acquisition (Note 2)        $  2,286   $       -   $     -
 Repayment of notes payable (includes $38,000 to parent company              (1,640)    (14,748)  (52,878)
   in fiscal 1998)
 Proceeds from issuance of Company and subsidiaries' common                   1,028          58     1,148
   stock (Note 9)
 Repurchase of Company and subsidiaries' common stock and                    (5,857)     (3,390)   (7,355)
   subordinated convertible debentures
 Issuance of short-term obligations                                               -           -     6,171
 Dividends paid by subsidiary to minority shareholders                         (409)       (805)     (751)
 Other, net                                                                     295        (180)        -
                                                                           --------   ---------   -------

          Net cash used in financing activities                              (4,297)    (19,065)  (53,665)
                                                                           --------   ---------   -------

Exchange Rate Effect on Cash                                                    180         (96)      (49)
                                                                           --------   ---------   -------

Increase (Decrease) in Cash and Cash Equivalents                            (38,856)      8,302   (28,461)
Cash and Cash Equivalents at Beginning of Year                               43,013      34,711    63,172
                                                                           --------   ---------   -------

Cash and Cash Equivalents at End of Year                                   $  4,157   $  43,013   $34,711
                                                                           ========   =========   =======

See Note 12 for supplemental cash flow information.























The accompanying notes are an integral part of these consolidated financial statements.

Thermo TerraTech Inc.                                                            2000 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

                                                                                      Year Ended
                                                                            April 1,   April 3,   April 4,
(In thousands)                                                                 2000        1999       1998
------------------------------------------------------------------------- ---------- ----------- ---------

Comprehensive Income
Net Income (Loss)                                                           $(43,219)  $ (1,421)   $ 3,273
                                                                            --------   --------    -------

Other Comprehensive Items:
 Foreign currency translation adjustment                                         986        147     (1,071)
 Unrealized gains (losses) on available-for-sale investments                       -          3        (10)
                                                                            --------   --------    -------

                                                                                 986        150     (1,081)
                                                                            --------   --------    -------

Minority Interest Income (Expense)                                                74       (284)       461
                                                                            --------   --------    -------

                                                                            $(42,159)  $ (1,555)   $ 2,653
                                                                            ========   ========    =======

Shareholders' Investment
Common Stock, $.10 Par Value:
 Balance at beginning of year                                               $ 1,958    $  1,958    $ 1,830
 Issuance of stock under employees' and directors' stock plans                    3           -          -
 Conversions of subordinated convertible debentures                               -           -        128
                                                                            -------    --------    -------

 Balance at end of year                                                       1,961       1,958      1,958
                                                                            -------    --------    -------

Capital in Excess of Par Value:
 Balance at beginning of year                                                70,633      70,437     62,610
 Activity under employees' and directors' stock plans                          (152)       (130)    (5,490)
 Tax benefit related to employees' and directors' stock plans                    50         181        655
 Effect of outstanding put rights                                             1,271      (1,271)         -
 Conversions of subordinated convertible debentures (Note 5)                      -           -     13,092
 Effect of majority-owned subsidiaries' equity transactions                    (582)      1,416       (430)
                                                                            -------    --------    -------

 Balance at end of year                                                      71,220      70,633     70,437
                                                                            -------    --------    -------

Retained Earnings (Accumulated Deficit):
 Balance at beginning of year                                                25,898      27,319     24,046
 Net income (loss)                                                          (43,219)     (1,421)     3,273
                                                                            -------    --------    -------

 Balance at end of year                                                     (17,321)     25,898     27,319
                                                                            -------    --------    -------

Treasury Stock:
 Balance at beginning of year                                                (4,130)       (484)    (3,941)
 Activity under employees' and directors' stock plans                           653         411      6,637
 Purchases of Company common stock                                           (1,565)     (4,057)    (3,180)
                                                                            -------    --------    -------

 Balance at end of year                                                     $(5,042)   $ (4,130)   $  (484)
                                                                            -------    --------    -------


Thermo TerraTech Inc.                                                            2000 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)

                                                                                     Year Ended
                                                                            April 1,   April 3,   April 4,
(In thousands)                                                                 2000        1999       1998
------------------------------------------------------------------------- ---------- ----------- ---------

Deferred Compensation (Note 3):
 Balance at beginning of year                                               $  (252)   $     -     $     -
 Activity under employees' stock plans                                          (45)      (252)          -
 Amortization of deferred compensation                                          108          -           -
                                                                            -------    -------     -------

 Balance at end of year                                                        (189)      (252)          -
                                                                            -------    -------     -------

Accumulated Other Comprehensive Items:
 Balance at beginning of year                                                (1,950)    (2,100)     (1,019)
 Other comprehensive items                                                      986        150      (1,081)
 Write-off of cumulative foreign currency translation adjustment (Note 11)    1,905          -           -
                                                                            -------    -------     -------

 Balance at end of year                                                         941     (1,950)     (2,100)
                                                                            -------    -------     -------

                                                                            $51,570    $92,157     $97,130
                                                                            =======    =======     =======






























The accompanying notes are an integral part of these consolidated financial statements.

Thermo TerraTech Inc.                                                            2000 Financial Statements

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

Relationship with Thermo Electron Corporation
      The Company was incorporated on May 30, 1986, as an indirect, wholly owned subsidiary of Thermo Electron Corporation. As of April 1, 2000, Thermo Electron owned 16,605,286 shares of the Company's common stock, representing 88% of such stock outstanding.
      On October 19, 1999, the Company entered into a definitive agreement and plan of merger with Thermo Electron, pursuant to which Thermo Electron would acquire all of the outstanding shares of Company common stock held by shareholders other than Thermo Electron in exchange for Thermo Electron common stock (Note 15).
      On January 31, 2000, Thermo Electron announced that it plans to sell all of the businesses of the Company. This action is part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company;
its wholly owned subsidiaries; its majority-owned public subsidiaries, ThermoRetec Corporation and The Randers Killam Group Inc.; and its majority-owned, privately held Thermo EuroTech N.V. subsidiary. All material intercompany accounts and transactions have been eliminated. The Company accounted for its investment in a business in which it owned 50% using the equity method. In October 1997, the Company sold this investment (Note 2).

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest March
31. References to fiscal 2000, 1999, and 1998 are for the fiscal years ended
April 1, 2000, April 3, 1999, and April 4, 1998, respectively. Fiscal years 2000 and 1999 each included 52 weeks; fiscal 1998 included 53 weeks.

Revenue Recognition
      For the majority of its operations, the Company recognizes revenues upon completion of the services it renders. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $112,388,000 in fiscal
2000, $109,798,000 in fiscal 1999, and $117,464,000 in fiscal 1998. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The
Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions. Amounts billed in excess of revenues recognized are included in other accrued expenses in the accompanying balance sheet. Revenues from soil-remediation services are recognized as soil is processed and the Company bills customers upon receipt of contaminated soil at its remediation centers.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Equity in Earnings of Unconsolidated Subsidiary
      Equity in earnings of unconsolidated subsidiary in the accompanying statement of operations represents the Company's proportionate share of income from a 50% investment in RETEC/TETRA L.C., acquired in December 1995 through ThermoRetec's acquisition of RETEC. In October 1997, ThermoRetec sold its 50% limited-liability interest in RETEC/TETRA to TETRA Thermal, Inc. (Note 2).

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

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

Cash and Cash Equivalents
      The Company, along with other European-based subsidiaries of Thermo
Electron, participates in a cash management arrangement in the Netherlands with a wholly owned subsidiary of Thermo Electron. Under this arrangement, participants' balances are pooled for interest calculation purposes. Interest under this arrangement is based on Euro market rates. The Company has access to a $9,020,000 line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At fiscal year-end 2000, the Company had $2,228,000 invested and $8,965,000 borrowed under this arrangement (Note 5).
      At fiscal year-end 1999, $40,625,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase agreement. At fiscal year-end 1999, the Company had $1,042,000 invested and $9,228,000 borrowed under a similar arrangement in the Netherlands.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

      At fiscal year-end 2000 and 1999, the Company's cash equivalents also included investments in a money market fund, which has an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

Advance to/from Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.
      In addition, under the new domestic cash management arrangement, amounts borrowed from Thermo Electron for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 150 basis points, set at the beginning of each month. The Company had $1,158,000 of borrowings under this arrangement at fiscal year-end 2000 (Note 5).

Inventories
      Inventories are stated at the lower of cost (on an average-cost basis) or market value and include materials, labor, and overhead. The components of inventories are:

(In thousands)                                                                            2000       1999
----------------------------------------------------------------------------------- ----------- ----------

Raw Materials and Supplies                                                              $  239     $  640
Work in Process and Finished Goods                                                       1,762      1,229
                                                                                        ------     ------

                                                                                        $2,001     $1,869
                                                                                        ======     ======
Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 2 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Soil-remediation units, which accounted for 5% and 8% of the Company's machinery and equipment, net, at fiscal year-end 2000 and 1999, respectively, are depreciated based on an hourly rate that is computed by estimating total hours of operation for each unit. Property, plant, and equipment consists of:

(In thousands)                                                                            2000      1999
----------------------------------------------------------------------------------- ----------- ---------

Land                                                                                  $  6,272    $ 7,741
Buildings                                                                               37,709     42,161
Machinery, Equipment, and Leasehold Improvements                                        92,286    101,317
                                                                                      --------    -------

                                                                                       136,267    151,219
Less:  Accumulated Depreciation and Amortization                                        66,311     59,705
                                                                                      --------    -------

                                                                                      $ 69,956    $91,514
                                                                                      ========    =======



1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Other Assets
      Other assets in the accompanying balance sheet includes the costs of acquired technology and other specifically identifiable intangible assets that are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 20 years. These assets were $2,680,000 and $3,291,000, net of accumulated amortization of $7,382,000 and $6,771,000, at fiscal year-end 2000 and 1999, respectively.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods ranging from 20 to 40 years. Accumulated amortization was $19,365,000 and $16,725,000 at fiscal year-end 2000 and 1999, respectively. The Company assesses the future useful life of this asset and other long-lived assets whenever events or changes in circumstances indicate that the current useful life has diminished (Note 11).
Such events or circumstances generally would include the occurrence of operating losses or a significant decline in earnings associated with the acquired business or asset. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. The
Company assesses cash flows before interest charges and when impairment is indicated, writes the asset down to fair value. If quoted market values are not available, the Company estimates fair value by calculating the present value of future cash flows. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment.
In the accompanying fiscal 2000 statement of operations, a $1,905,000 write-off of cumulative foreign currency translation loss is included in restructuring costs (Note 11). Foreign currency transaction gains and losses are included in the accompanying statement of operations and are not material for the three years presented.

Comprehensive Income
      Comprehensive income combines net income and "other comprehensive items," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments. At fiscal year-end 2000 and 1999, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

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

Presentation
      Certain amounts in fiscal 1999 have been reclassified to conform to the presentation in the fiscal 2000 financial statements.


2.    Acquisitions and Dispositions

Acquisitions
      In August 1999, a subsidiary of the Company acquired the outstanding stock of Dempsey Drums Limited for $2,286,000 in cash and 1,605 shares of the subsidiary's common stock valued at $384,000. Dempsey Drums, an Ireland-based service provider, specializes in the supply, disposal, and reconditioning of steel and plastic drums and other specialized containers.
      During fiscal 1999, the Company, through ThermoRetec, acquired one company for $576,000 in cash and paid an additional $67,000 for a post-closing adjustment relating to a fiscal 1998 acquisition.
      In May 1997, the Company purchased a controlling interest in The Randers
Group Incorporated, a publicly traded provider of design, engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. The Company purchased 1,420,000 shares of Randers' common stock from certain members of Randers' management, and 84,000 shares from Thermo Power Corporation, an affiliate of the Company, at a price of $3.125 per share, for an aggregate cost of $4,700,000. Following these transactions, the Company owned approximately
53.3% of Randers' outstanding common stock. In addition, Thermo Electron owned approximately 8.9% of Randers' outstanding common stock.
      Subsequently, in September 1997, the Company entered into a definitive agreement to transfer The Killam Group Inc., its wholly owned engineering and consulting businesses, to Randers in exchange for newly issued shares of Randers' common stock. Effective April 4, 1998, the agreement was amended to provide that the price for these businesses would equal $70,644,407, the book value of the transferred businesses as of April 4, 1998. The number of new shares of Randers' common stock issued to the Company equaled such book value divided by $3.125, or 22,606,210 shares. In January 1999, the Randers shareholders approved the listing of these shares on the American Stock Exchange and an amendment to Randers' certificate of incorporation changing Randers' name to The Randers Killam Group Inc. Upon such issuance, the Company and Thermo
Electron owned approximately 94.8% and 1.0%, respectively, of Randers Killam's outstanding common stock. The Company sold the Randers division in January 2000, as discussed in "Dispositions" below.
      In addition, during fiscal 1998, ThermoRetec made three acquisitions for an aggregate purchase price of $5,665,000 in cash and 459,613 shares of ThermoRetec's common stock, valued at $2,850,000. In fiscal 1998, Thermo
EuroTech made an acquisition of 70% of the outstanding shares of a business for $4,400,000 in cash and a commitment to issue 69,200 shares of Thermo EuroTech's common stock valued at $275,000. As of April 1, 2000, these shares had not been issued. In lieu of issuing these shares, the Company plans to pay the fair value of the shares, which was approximately $240,000 as of April 1, 2000.
      These acquisitions have been accounted for using the purchase method of accounting, and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions, excluding the Randers division, exceeded the estimated fair value of the acquired net assets by $12,660,000. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for Dempsey Drums, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final allocation will differ materially from the preliminary estimates. Pro forma data is not presented since the acquisitions were not material to the Company's results of operations.

Dispositions
      In March 2000, ThermoRetec sold the assets of a soil-recycling facility for $400,000 in cash, of which $200,000 was placed in escrow. The release of the escrowed funds to TPST is contingent upon the satisfaction of certain post-closing conditions, primarily the achievement of fuel efficiency targets for certain equipment. If certain of the post-closing conditions are not satisfied, some or all of the escrowed funds will be returned to the buyer. The purchase price of the assets was determined by the parties in arms-length negotiations. The Company recognized a nominal loss on the sale.

2.    Acquisitions and Dispositions (continued)

      In January 2000, the Company sold substantially all of the assets and liabilities of the Randers division, exclusive of certain real estate, to a new corporation formed by a former vice president and director of Randers Killam.
The aggregate sales price of $538,000 consists of a promissory note secured by certain real estate. The promissory note is payable in monthly installments with a final maturity in 2003 and bears interest at 8.0%. In addition, the acquirer assumed $776,000 of mortgage debt. Due to the fact that the Company received no cash consideration at the time of sale, the sale of the real estate is being accounted for under the deposit method. Under the deposit method, the Company did not record the note receivable and continues to report the property that was sold as well as the existing mortgage debt in the accompanying balance sheet.
Future cash receipts from the acquirer will be reported as a deposit on the contract. The Company incurred a $3,309,000 loss on the sale, which has been included in restructuring costs in the accompanying fiscal 2000 statement of operations (Note 11).
      In October 1997, ThermoRetec sold its 50% limited-liability interest in RETEC/TETRA L.C. to TETRA Thermal, Inc. for $8,825,000 in cash. The Company realized a pretax gain of $3,012,000 on the sale, which is classified as "gain on sale of unconsolidated subsidiary" in the accompanying statement of operations.
      In addition, in October 1997, the Company sold substantially all of the assets of its Holcroft Division, its thermal-processing equipment business, excluding certain accounts receivable, to Holcroft L.L.C., an affiliate of Madison Capital Partners. The sale price for the transferred assets consisted of $10,897,000 in cash, two promissory notes for principal amounts aggregating
$2,881,000, and the assumption by Holcroft L.L.C. of certain liabilities of the Holcroft Division. After recording a post-closing purchase price adjustment, the Company incurred a nominal loss on the sale. This business contributed
$17,330,000 and $893,000 to revenues and operating income, respectively, in fiscal 1998.

3.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans permit the grant of nonqualified and incentive stock options. A third plan permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 1,182,000 shares at a weighted average exercise price of $8.80 elected


3.    Employee Benefit Plans (continued)

to participate in this exchange and, as a result, received options to purchase
591,000 shares of Company common stock at $4.50 per share, which are included in the fiscal 1999 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      In February and April 1999, the Company awarded 59,300 shares of restricted Company common stock to certain key employees. The shares had an aggregate value of $297,000 and vest three years from the date of award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period.
      A summary of the Company's stock option activity is:

                                                       2000               1999                 1998
                                               ------------------  ------------------  ------------------
                                                         Weighted            Weighted
                                                          Average             Average
                                                         Exercise            Exercise
                                                            Price               Price            Weighted
                                                Number              Number               Number   Average
                                                    of                  of                   of  Exercise
(Shares in thousands)                           Shares              Shares               Shares     Price
---------------------------------------------- -------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year           1,757      $6.38    1,986      $8.87     2,558      $6.99
 Granted                                             -          -    1,111       4.78       296       7.67
 Exercised                                         (92)      4.65        -          -      (696)      1.36
 Forfeited                                        (226)      7.05     (158)      8.28      (172)      9.35
 Canceled due to exchange                            -          -   (1,182)      8.80         -          -
                                                 -----              ------               ------

Options Outstanding, End of Year                 1,439      $6.39    1,757      $6.38     1,986      $8.87
                                                 =====      =====   ======      =====    ======      =====

Options Exercisable                              1,439      $6.39    1,757      $6.38     1,986      $8.87
                                                 =====      =====   ======      =====    ======      =====

Options Available for Grant                        484                 351                  327
                                                 =====              ======               ======

      A summary of the status of the Company's stock options at April 1, 2000, is:

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
                                                           Shares           Remaining           Exercise
                                                   (In thousands)    Contractual Life              Price
--------------------------------------------- -------------------- ------------------- ------------------

$  4.16 - $  5.72                                           879           4.4 years               $4.75
   5.73 -    7.29                                            43           3.9 years                6.70
   7.30 -    8.86                                           127           5.3 years                8.28
   8.87 -   10.40                                           390           3.4 years                9.42
                                                          -----

$  4.16 - $ 10.40                                         1,439           4.2 years               $6.39
                                                          =====



3.    Employee Benefit Plans (continued)

Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Prior to November 1, 1998, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 2000 and 1998, the Company issued 8,289 and 13,976, respectively, of its common stock under this program. No shares were issued under this program during fiscal 1999.

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

(In thousands except per share amounts)                                       2000        1999      1998
----------------------------------------------------------------------- ----------- ----------- ---------

Net Income (Loss):
 As reported                                                             $ (43,219)   $ (1,421)   $ 3,273
 Pro forma                                                                 (44,237)     (3,172)     2,218

Basic Earnings (Loss) per Share:
 As reported                                                                (2.27)       (.07)        .18
 Pro forma                                                                  (2.32)       (.16)        .12

Diluted Earnings (Loss) per Share:
 As reported                                                                (2.27)       (.07)        .17
 Pro forma                                                                  (2.32)       (.16)        .12

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to April 2, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $1.45 and $2.27 in fiscal 1999 and 1998, respectively. No options were granted in fiscal
2000. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                          1999      1998
----------------------------------------------------------------------- ----------- -----------  ---------

Volatility                                                                                 28%         27%
Risk-free Interest Rate                                                                   4.9%        5.6%
Expected Life of Options                                                             4.0 years   3.6 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility.
Because the Company's employee stock


3.    Employee Benefit Plans (continued)

options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to this 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $651,000, $650,000, and $955,000 in fiscal 2000, 1999, and 1998, respectively.

Other Retirement Plans
      Certain of the Company's subsidiaries offer other retirement plans in lieu of participation in the Thermo Electron 401(k) savings plan. Company contributions to these plans are based on formulas determined by the Company.
For these plans, the Company contributed and charged to expense $4,378,000, $4,258,000, and $3,585,000 in fiscal 2000, 1999, and 1998, respectively.

4.    Income Taxes

      The components of income (loss) before provision for income taxes, minority interest, and extraordinary item are:

(In thousands)                                                               2000        1999         1998
--------------------------------------------------------------------- ----------- ------------ -----------

Domestic                                                                 $(22,143)   $    179     $  8,812
Foreign                                                                   (21,715)       (987)        (298)
                                                                         --------    --------     --------

                                                                         $(43,858)   $   (808)    $  8,514
                                                                         ========    ========     ========

      The components of the provision for income taxes are:

(In thousands)                                                               2000        1999        1998
--------------------------------------------------------------------- ------------ ----------- -----------

Currently Payable (Prepaid):
 Federal                                                                  $ 2,760      $2,232      $ 2,688
 State                                                                      1,990       1,415        1,330
 Foreign                                                                    1,209         (78)        (110)
                                                                          -------      ------      -------

                                                                            5,959       3,569        3,908
                                                                          -------      ------      -------

Net Deferred (Prepaid):
 Federal                                                                   (2,997)     (1,365)       1,035
 State                                                                       (440)       (201)         203
 Foreign                                                                        -        (217)           -
                                                                          -------      ------      -------

                                                                           (3,437)     (1,783)       1,238
                                                                          -------      ------      -------

                                                                          $ 2,522      $1,786      $ 5,146
                                                                          =======      ======      =======



4.    Income Taxes (continued)

      The Company and its majority-owned subsidiaries receive a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $207,000, $676,000, and $928,000 in fiscal 2000, 1999, and 1998, respectively, of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions.
      The provision for income taxes in the accompanying statement of operations differs from the provision calculated by applying the statutory federal income tax rate of 34% to income (loss) before provision for income taxes, minority interest, and extraordinary item due to:

(In thousands)                                                               2000        1999        1998
--------------------------------------------------------------------- ------------ ----------- -----------

Provision (Benefit) for Income Taxes at Statutory Rate                   $(14,912)    $  (275)    $  2,895
Differences Resulting From:
 Amortization and write-off of cost in excess of net assets                 7,561         898          739
   of acquired companies
 Unbenefited foreign loss                                                   6,811           -            -
 State income taxes, net of federal tax                                     1,023         801        1,012
 Nondeductible expenses                                                       163          90           64
 Dividend from less than 80%-owned subsidiary                                   -         122          118
 Other, net                                                                 1,876         150          318
                                                                         --------     -------     --------

                                                                         $  2,522     $ 1,786     $  5,146
                                                                         ========     =======     ========

      Deferred tax asset and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                           2000        1999
--------------------------------------------------------------------- ------------ ----------- -----------

Deferred Tax Asset:
 Net operating loss and tax credit carryforward                                        $10,343     $ 6,597
 Reserves and accruals                                                                   5,939       3,519
 Accrued compensation                                                                    1,328       2,315
 Allowance for doubtful accounts                                                            42         212
 Other                                                                                     766         179
                                                                                       -------     -------

                                                                                        18,418      12,822
 Less:  Valuation allowance                                                             10,343       4,814
                                                                                       -------     -------

                                                                                       $ 8,075     $ 8,008
                                                                                       =======     =======

Deferred Income Taxes:
 Depreciation                                                                          $ 1,351     $ 3,637
 Other deferred items                                                                      100         (99)
                                                                                       -------     -------

                                                                                       $ 1,451     $ 3,538
                                                                                       =======     =======



4.    Income Taxes (continued)

      The valuation allowance relates to the uncertainty surrounding the realization of the tax benefits attributable primarily to state and foreign operating loss carryforwards. The valuation allowance increased in fiscal 2000 as a result of certain losses that arose during the year. Of the total fiscal
2000 valuation allowance, $168,000 will be used to reduce cost in excess of net assets of acquired companies when any portion of the related deferred tax asset is recognized.
      The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
      The net operating loss carryforward primarily consists of $22,750,000 of foreign carryforwards, which do not expire, and $27,110,000 of state carryforwards, substantially all of which expire in 2003.

5.    Short- and Long-term Obligations

Short-term Obligations
      At fiscal year-end 2000, the Company had borrowings of $8,965,000 under an arrangement with a wholly owned subsidiary of Thermo Electron (Note 1). The interest rate for these borrowings was 4.20%. At fiscal year-end 1999, $9,228,000 was outstanding under a similar arrangement, bearing interest at 4.00%.
      At fiscal year-end 2000, the Company had borrowings of $1,158,000 under an arrangement with Thermo Electron (Note 1). The interest rate on these borrowings was 6.35% at fiscal year-end 2000.
      Thermo EuroTech has access to approximately $8,000,000 under a line of credit denominated in Irish punts. At fiscal year-end 2000 and 1999, borrowings were $7,905,000 and $6,705,000, respectively, bearing interest at 3.60%.
      In addition, Thermo EuroTech has short-term borrowings outstanding of $1,710,000 at fiscal year-end 2000, bearing interest at 8.00%.


5.    Short- and Long-term Obligations (continued)

Long-term Obligations

(In thousands except per share amounts)                                                   2000       1999
----------------------------------------------------------------------------------- ----------- ----------

4 5/8% Subordinated Convertible Debentures, Due 2003, Convertible at                  $111,850    $111,850
 $15.90 per Share (includes $1,659 and $515 held by Thermo Electron)
4 7/8% Subordinated Convertible Debentures, Due May 2000, Convertible                   37,950      37,950
 into Shares of ThermoRetec at $17.92 per Share (includes $4,300 and
 $4,180 held by Thermo Electron)
2 1/2% Subordinated Convertible Debentures, Due 2001, Convertible into                   4,787       6,999
 Shares of Thermo EuroTech (Delaware) Inc. at $5.25 per Share
6.25% Mortgage Loan, Payable in Monthly Installments of $9, With                             -       1,063
 Balloon Payment in May 1999
Mortgage Loan, Payable in Monthly Installments of $5, With Final                           769         856
 Payment in 2003 (a)
Other                                                                                    1,449       1,584
                                                                                      --------    --------

                                                                                       156,805     160,302
Less:  Current Maturities                                                               38,692       1,685
                                                                                      --------    --------

                                                                                      $118,113    $158,617
                                                                                      ========    ========
(a) Bears interest at Prime Rate, which was 9.00% at April 1, 2000.

      During fiscal 1999, the Company reorganized the capital structure of Thermo EuroTech by offering shareholders the right to exchange their common shares in Thermo EuroTech for 2 1/2% subordinated convertible debentures due
2001 (the Debentures) issued by a new wholly owned Delaware subsidiary of the Company, known as Thermo EuroTech (Delaware) Inc. (TETD). As of October 31,
1998, when the exchange offer expired, 1,646,854 common shares had been exchanged by Thermo EuroTech's shareholders for the Debentures having an aggregate principal amount equal to $6,999,000. The reacquisition of these shares was accounted for using the purchase method of accounting. Following the transaction, TETD owned 78% of Thermo EuroTech's outstanding common shares. The
Debentures are guaranteed on a subordinated basis by Thermo Electron.
      During fiscal 2000, the Company purchased $2,212,000 principal amount of the 2 1/2% subordinated convertible debentures for $2,034,000 in cash, resulting in an extraordinary gain of $107,000, net of taxes of $71,000.
      The 4 5/8% and 4 7/8% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse
Thermo Electron in the event Thermo Electron is required to make a payment under the guarantees. The 4 7/8% debentures were paid in cash in May 2000.
      The annual requirements for long-term obligations as of April 1, 2000, are $38,692,000 in fiscal 2001; $5,302,000 in fiscal 2002; $720,000 in fiscal 2003;
$111,961,000 in fiscal 2004; $90,000 in fiscal 2005; and $40,000 in fiscal 2006 and thereafter. Total requirements of long-term obligations are $156,805,000.
See Note 10 for information pertaining to the fair value of the Company's long-term obligations.

6.    Commitments and Contingencies

Operating Leases
      The Company leases land, office, operating facilities, and equipment under operating leases expiring or cancelable at various dates through fiscal 2009.
The accompanying statement of operations includes expenses from operating leases of $6,308,000, $6,273,000, and $5,822,000 in fiscal 2000, 1999, and 1998, respectively. Future minimum payments due under noncancelable operating leases at April 1, 2000, are $4,358,000 in fiscal 2001; $2,656,000 in fiscal 2002;
$1,508,000 in fiscal 2003; $952,000 in fiscal 2004; $514,000 in fiscal 2005;
$1,000,000 in fiscal 2006 and thereafter. Total future minimum lease payments are $10,988,000. See Note 7 for an office and manufacturing facility leased from Thermo Electron.

Contingencies
      The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material adverse effect upon the financial position of the Company or its results of operations.

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged
$2,459,000, $2,480,000, and $2,845,000 in fiscal 2000, 1999, and 1998, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron
Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company. In fiscal 2000 and 1999, Thermo Electron billed the Company an additional $7,000 and $157,000, respectively, for certain administrative services required by the Company that were not covered by the corporate services agreement.

Development Agreement
      The Company and Thermo Electron entered into a development agreement under which Thermo Electron agreed to fund up to $4,000,000 of the direct and indirect costs of the Company's development of soil-remediation centers. As of October 2, 1993, all such funding under this agreement was completed. In exchange for this funding, the Company granted Thermo Electron a royalty equal to approximately 3% of net revenues from soil-remediation services performed at the centers developed under the agreement. The royalty payments may cease if the amounts paid by the Company yield a certain internal rate of return to Thermo Electron on the funds advanced to the Company under the agreement. Two sites were developed under this agreement. The Company paid royalties of $196,000, $186,000, and $115,000 in fiscal 2000, 1999, and 1998, respectively, relating to this agreement, which are included in selling, general, and administrative expenses in the accompanying statement of operations.


7.    Related-party Transactions (continued)

Operating Lease
      In addition to the operating leases discussed in Note 6, the Company leases an office and operating facility from Thermo Electron. The accompanying statement of operations includes expenses from this operating lease of $166,000 in fiscal 2000, 1999, and 1998. The future minimum payments due under the lease as of April 1, 2000, are $166,000 in each of fiscal 2001 through 2006. Total future minimum lease payments are $996,000. In June 2000, the Company sold the business that was the lessee under this arrangement (Note 17). The buyer purchased the building from Thermo Electron.

Other Related-party Transactions
      The Company purchases and sells products and services in the ordinary course of business with other companies affiliated with Thermo Electron. Sales of services to such affiliated companies totaled $288,000, $379,000, and $320,000 in fiscal 2000, 1999, and 1998, respectively. Purchases of products and services from such affiliated companies total $641,000, $231,000, and $938,000 in fiscal 2000, 1999, and 1998, respectively.

Cash Management
      The Company invests excess cash in arrangements with Thermo Electron as discussed in Note 1.

Short- and Long-term Obligations
      See Note 5 for a description of short- and long-term obligations of the Company held by Thermo Electron.

8.    Common Stock

      At fiscal year-end 1998, 847,678 put rights were attached to certain shares of Company common stock which were previously issued in connection with an acquisition. The put rights obligated the Company, at the holders' option, to purchase shares of the Company's common stock for $8.00 per share at any time through January 2002. At the time a holder elected to tender shares, the Company had the option to net cash settle the obligation in lieu of purchasing the shares. During fiscal 2000 and 1999, the Company repurchased 423,854 and 423,824 shares of common stock, respectively, under such arrangements and settled the put right obligation.
      At April 1, 2000, the Company had 700,500 warrants outstanding to purchase shares of its common stock, which are exercisable at prices ranging from $10.00 to $11.34 per share and expire in fiscal 2001. The warrants were issued in fiscal 1992 and 1993 in connection with private placements completed by three of ThermoRetec's soil-remediation subsidiaries.
      At April 1, 2000, the Company had reserved 9,733,648 unissued shares of its common stock for possible issuance under stock-based compensation plans, conversion of the 4 5/8% subordinated convertible debentures, and exercise of warrants.

9.    Transactions in Stock of Subsidiaries

      Dividends declared by ThermoRetec were $1,356,000, $2,610,000, and $2,504,000 in fiscal 2000, 1999, and 1998, respectively. Dividends declared by ThermoRetec include $947,000, $1,798,000, and $1,736,000 in fiscal 2000, 1999, and 1998, respectively, that were allocated to the Company. Dividends declared in fiscal 2000 were paid in cash and in fiscal 1999 and 1998 were reinvested in 611,957 shares and 254,833 shares, respectively, of ThermoRetec's common stock pursuant to ThermoRetec's Dividend Reinvestment Plan.

      The Company's percentage ownership of its majority-owned subsidiaries at year end was:

                                                                               2000       1999       1998
------------------------------------------------------------------------- ---------- ---------- ----------

ThermoRetec                                                                     70%        70%        69%
Randers Killam (a)                                                              95%        95%        53%
Thermo EuroTech                                                                 88%        78%        56%

(a) Upon issuance of 22,606,210 shares of Randers Killam common stock to the Company, as described in Note 2, the Company owned approximately 95% of Randers Killam's outstanding common stock.

10.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, advance to affiliate, accounts receivable, short-term obligations and current maturities of long-term obligations, accounts payable, due to parent company and affiliated companies, and long-term obligations. The carrying amounts of these financial instruments, with the exception of long-term obligations, approximate fair value due to their short-term nature.
      The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year ends. The carrying amount and fair value of the Company's long-term obligations are:

                                                                        2000                  1999
                                                               --------------------  ---------------------
                                                                Carrying       Fair   Carrying       Fair
(In thousands)                                                    Amount      Value     Amount      Value
-------------------------------------------------------------- ---------- ---------- ---------- ----------

Subordinated Convertible Debentures                             $116,637   $102,097   $156,799   $ 139,587
Other                                                              1,476      1,476      1,818       1,818
                                                                --------   --------   --------   ---------

                                                                $118,113   $103,573   $158,617   $ 141,405
                                                                ========   ========   ========   =========

11.   Restructuring Costs

Fiscal 2000 Plan

      In May 1999, the Company announced that its majority-owned subsidiaries planned to sell several businesses. At the time of the decision, the businesses that were to be sold were considered outside the future focus of the Company and its subsidiaries because of low growth prospects, marginal profitability, or the need to invest significant capital to achieve desired returns. The businesses proposed to be sold include the used-oil processing operation of Thermo
EuroTech, N.V.; three soil-recycling facilities of ThermoRetec, in addition to the sites previously announced, discussed below; and the Randers division, BAC
Killam Inc., and E3-Killam Inc. businesses of Randers Killam. The Randers Killam businesses provide engineering and construction services, including transportation planning and design. In connection with these actions, the Company recorded $58,694,000 of restructuring and related costs during fiscal
2000, including restructuring costs of $56,981,000, a tax asset write-off of $1,055,000, and an inventory provision of $658,000. In the accompanying statement of operations, the tax write-off is included in provision for income taxes and the inventory provision is included in cost of revenues. Restructuring costs include a $21,113,000 write-down of cost in excess of net assets of acquired companies to reduce the carrying value of the businesses

11.   Restructuring Costs (continued)

proposed to be sold to the estimated proceeds from their sale; a $19,997,000 write-down of fixed assets to their estimated disposal value; $2,985,000 for ongoing lease costs for facilities that will be exited in connection with the sale of certain businesses; $2,494,000 for estimated land reclamation costs;
$5,517,000 for losses, primarily on the sale of the Randers division (Note 2) and BAC Killam (Note 17); a $1,905,000 charge for the cumulative foreign currency translation loss adjustment related to Thermo EuroTech's used-oil processing business; a $1,788,000 write-off of intangible assets related to license acquisition costs at the used-oil processing business; $645,000 for severance costs for 44 employees across all functions, 14 of whom were terminated in fiscal 2000; a $442,000 write-off of other current assets associated with the businesses to be sold; and $95,000 for retention bonuses paid. The tax write-off represents a deferred tax asset that will not be realized as a result of selling Thermo EuroTech's used-oil processing business.
The inventory provision also relates to exiting this business. The write-down of fixed assets principally relates to special-purpose equipment in the used-oil processing and soil-recycling businesses. The effects of these charges reduced depreciation and amortization expense, thereby reducing the Company's pretax operating loss by approximately $3,013,000 during fiscal 2000.

Fiscal 1999 Plan

      During fiscal 1999, the Company recorded $10,217,000 of restructuring costs, which were accounted for in accordance with Emerging Issues Task Force
Pronouncement (EITF) 94-3. Of these restructuring costs, $9,176,000 was recorded by ThermoRetec in connection with the closure of two soil-recycling facilities.
ThermoRetec took this action after a period of operating losses at the facilities, which it believes arose from relaxed enforcement of state rules concerning disposal of contaminated soils and the availability of alternative disposal options to customers. The costs include a $6,238,000 write-down of fixed assets to their estimated disposal value of $895,000 and a $1,884,000 write-off of intangible assets, including $715,000 of cost in excess of net assets of acquired companies, as well as $1,054,000 for ongoing lease costs and severance for 13 employees, 6 of whom were terminated in fiscal 1999 and none of whom were terminated in fiscal 2000. ThermoRetec closed one soil-recycling facility in March 1999 and sold the second soil-recycling facility in March
2000. The Company suspended depreciation on the assets written down following the write-down. In addition, the Company recorded $1,041,000 of restructuring costs for abandoned-facility payments relating to the consolidation of the facilities of another business. The annual savings from the consolidation of these facilities totals $0.2 million and such savings began in September 1998, the date of abandonment.
      All businesses announced for sale prior to the January 2000 decision by Thermo Electron to sell all of the businesses of the Company reported aggregate revenues and operating loss, prior to restructuring and related costs, of $35,016,000 and $1,830,000, respectively, in fiscal 2000 and $54,369,000 and
$1,640,000, respectively, in fiscal 1999. The aggregate net assets to be sold of $5,576,000 at April 1, 2000, include net assets of $2,284,000 in the Engineering and Design segment and $3,292,000 in the Environmental-liability Management segment. Although there can be no assurance concerning the timing of the completion of the sale of any of these businesses, the Company expects that the remaining sales will primarily occur in the first half of fiscal 2001.


11.   Restructuring Costs (continued)

      Substantially all of the restructuring and related costs to date have been noncash charges except for amounts recorded as accrued restructuring costs. A summary of the changes in accrued restructuring costs, which the Company expects to pay primarily over the first six months of fiscal 2001, is as follows:

                                        Severance     Facility-          Land          Other        Total
(In thousands)                                          closing   Reclamation
                                                          Costs
------------------------------------ ------------- ------------- -------------- ------------- ------------

Fiscal 1999 Plan
 Balance at April 4, 1998                  $    -        $    -        $    -         $    -        $    -
   Provision charged to expense               213         1,882             -              -         2,095
   Usage                                     (101)         (275)            -              -          (376)
                                           ------        ------        ------         ------        ------

 Balance at April 3, 1999                     112         1,607             -              -         1,719
   Usage                                      (78)          (69)            -              -          (147)
   Reserves reversed due to                   (34)         (665)            -              -          (699)
     sale of businesses                    ------        ------        ------         ------        ------

 Balance at April 1, 2000                  $    -        $  873        $    -         $    -        $  873
                                           ======        ======        ======         ======        ======

Fiscal 2000 Plan
 Balance at April 3, 1999                  $    -        $    -        $    -         $    -        $    -
   Provision charged to expense               645         2,985         2,494             95         6,219
   Usage                                     (239)         (222)         (192)           (95)         (748)
   Currency translation                         -          (191)         (246)             -          (437)
                                           ------        ------        ------         ------        ------

 Balance at April 1, 2000                  $  406        $2,572        $2,056         $    -        $5,034
                                           ======        ======        ======         ======        ======

      The Company expects to incur additional restructuring costs of approximately $2,100,000, primarily during the remainder of calendar 2000, for severance, employee retention, and relocation expenses. Pursuant to the requirements of EITF 94-3, these costs are not permitted as charges until they are incurred.
      In February 2000, ThermoRetec signed a letter of intent to sell its five remaining soil-remediation facilities, including three facilities announced for sale earlier in fiscal 2000. The transaction is expected to be completed before the end of July 2000, although there can be no assurance that ThermoRetec will complete this sale. Revenues and operating income before restructuring charges of the five soil-remediation facilities that will be sold aggregated $23,376,000 and $3,432,000, respectively, in fiscal 2000, and $19,795,000 and $1,729,000, respectively, in fiscal 1999.

12.   Supplemental Cash Flow Information

(In thousands)                                                                  2000       1999      1998
------------------------------------------------------------------------- ----------- ---------- ---------

Cash Paid For:
 Interest                                                                  $   7,942   $  8,244   $ 10,363
 Income taxes                                                              $   4,440   $  3,025   $  4,041

Noncash Activities:
 Fair value of assets of acquired companies                                $   3,328   $    643   $ 29,477
 Cash paid for acquired companies                                             (2,286)      (643)   (14,765)
 Issuance of subsidiary common stock for acquired companies                     (384)         -     (3,125)
                                                                           ---------   --------   --------

     Liabilities assumed of acquired companies                             $     658   $      -   $ 11,587
                                                                           =========   ========   ========

 Issuance of subsidiary subordinated convertible debentures in             $       -   $  6,999   $      -
   exchange for subsidiary common stock (Note 5)

 Conversions of subordinated convertible debentures                        $       -   $      -   $ 13,220

 Company common stock received in settlement of a note receivable          $       -   $    668   $      -

 Notes receivable received upon sale of business (Note 2)                  $       -   $      -   $  2,881

13.   Business Segment Information

      The Company organizes and manages its businesses by individual functional operating entity. The Company has combined its operating entities into four segments: Environmental-liability Management, Engineering and Design, Laboratory
Testing, and Metal Treating. In classifying entities into a particular segment, the Company aggregates businesses with similar economic characteristics, services, methods of providing services, customers, and regulatory environments.
      The Environmental-liability Management segment is a national provider of environmental-liability and resource-management services, offering these and related consulting services in four areas: consulting and engineering, nuclear remediation, soil remediation, and fluids recycling.
      The Engineering and Design segment provides comprehensive engineering and outsourcing services such as water and wastewater treatment; highway and bridge engineering; infrastructure engineering; and, prior to the January 2000 sale of the Randers division (Note 2), process engineering and construction. In addition, this segment provides consulting services that address natural resource management issues. In April 2000, the Company sold the assets of its BAC Killam subsidiary, which performed the Company's highway and bridge engineering services (Note 17).
      The Laboratory Testing segment operates analytical laboratories that provide environmental- and pharmaceutical-testing services.
      The Metal Treating segment performs metallurgical processing services using thermal-treatment equipment. Until the October 1997 sale of its equipment division (Note 2), this segment also designed, manufactured, and installed advanced custom-engineered, thermal-processing systems. In June 2000, the Company sold the remaining businesses comprising this segment (Note 17).


13.   Business Segment Information (continued)

(In thousands)                                                                   2000     1999        1998
--------------------------------------------------------------------------- ---------- --------- ---------

Revenues:
   Environmental-liability Management (a)                                   $ 166,157  $159,094  $141,115
   Engineering and Design (b)                                                  79,638    91,839    84,566
   Laboratory Testing (c)                                                      44,759    40,523    37,485
   Metal Treating                                                              17,246    19,274    36,618
   Intersegment sales elimination (d)                                            (471)     (691)     (998)
                                                                            ---------  --------  --------

                                                                            $ 307,329  $310,039  $298,786
                                                                            =========  ========  ========

Income (Loss) Before Provision for Income Taxes, Minority Interest, and
 Extraordinary Item:
   Environmental-liability Management (e)                                   $ (30,218) $ (3,644) $   (454)
   Engineering and Design (f)                                                 (13,271)    4,406     6,303
   Laboratory Testing                                                           6,553     5,206     4,363
   Metal Treating                                                               1,685     2,339     4,278
   Corporate (g)                                                               (2,674)   (2,319)   (2,756)
                                                                            ---------  --------  --------

   Total operating income (loss)                                              (37,925)    5,988    11,734
   Interest and other expense, net                                             (5,933)   (6,796)   (3,220)
                                                                            ---------  --------  --------

                                                                            $ (43,858) $   (808) $  8,514
                                                                            =========  ========  ========

Total Assets:
   Environmental-liability Management                                       $ 149,234  $168,723  $166,925
   Engineering and Design                                                      88,935   106,301   102,394
   Laboratory Testing                                                          51,465    48,434    43,557
   Metal Treating                                                              12,898    11,509    12,795
   Corporate (h)                                                                2,021    15,498    34,855
                                                                            ---------  --------  --------

                                                                            $ 304,553  $350,465  $360,526
                                                                            =========  ========  ========

Depreciation and Amortization:
   Environmental-liability Management                                       $   7,128  $  9,245  $  7,672
   Engineering and Design                                                       2,306     3,117     3,003
   Laboratory Testing                                                           3,901     3,527     2,865
   Metal Treating                                                                 872       834     1,007
   Corporate                                                                        8       100       237
                                                                            ---------  --------  --------

                                                                            $  14,215  $ 16,823  $ 14,784
                                                                            =========  ========  ========



13.   Business Segment Information (continued)

(In thousands)                                                                 2000      1999        1998
------------------------------------------------------------------------- ---------- ---------- ----------

Capital Expenditures:
 Environmental-liability Management                                         $ 5,161    $ 8,385    $ 8,916
 Engineering and Design                                                       1,355      1,632      1,759
 Laboratory Testing                                                           4,093      6,463      7,018
 Metal Treating                                                               2,656      1,053        764
 Corporate                                                                        -       (118)         3
                                                                            -------    -------    -------

                                                                            $13,265    $17,415    $18,460
                                                                            =======    =======    =======

(a) Includes intersegment sales of $7,000 and $82,000 in fiscal 1999 and 1998, respectively.
(b) Includes intersegment sales of $27,000, $60,000, and $73,000 in fiscal 2000, 1999, and 1998, respectively.
(c) Includes intersegment sales of $444,000, $624,000, and $843,000 in fiscal
    2000, 1999, and 1998, respectively.
(d) Intersegment sales are accounted for at prices that are representative of transactions with unaffiliated parties.
(e) Includes restructuring and related costs of $38,368,000 and $9,176,000 in fiscal 2000 and 1999, respectively (Note 11).
(f) Includes restructuring costs of $19,271,000 and $1,023,000 in fiscal 2000 and 1999 (Note 11).
(g) Primarily general and administrative expenses.
(h) Primarily cash, cash equivalents, and advance to affiliate.

14.   Earnings (Loss) per Share

      Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)                                        2000        1999       1998
------------------------------------------------------------------------- ----------- ----------- ---------

Basic
Net Income (Loss)                                                           $(43,219)   $ (1,421)   $ 3,273
                                                                            --------    --------    -------

Weighted Average Shares                                                       19,033      19,402     18,700
                                                                            --------    --------    -------

Basic Earnings (Loss) per Share                                             $  (2.27)   $   (.07)   $   .18
                                                                            ========    ========    =======

Diluted
Net Income (Loss)                                                           $(43,219)   $ (1,421)   $ 3,273
Effect of Majority-owned Subsidiaries' Dilutive Securities                         -          (2)       (13)
                                                                            --------    --------    -------

Income (Loss) Available to Common Shareholders, as Adjusted                 $(43,219)   $ (1,423)   $ 3,260
                                                                            --------    --------    -------

Weighted Average Shares                                                       19,033      19,402     18,700
Effect of Stock Options                                                            -           -        278
                                                                            --------    --------    -------

Weighted Average Shares, as Adjusted                                          19,033      19,402     18,978
                                                                            --------    --------    -------

Diluted Earnings (Loss) per Share                                           $  (2.27)   $   (.07)   $   .17
                                                                            ========    ========    =======

      Options to purchase 597,000, 1,980,000, and 1,156,000 shares of common stock were not included in the computation of diluted earnings (loss) per share for fiscal 2000, 1999, and 1998, respectively. Their effect would have been antidilutive because the exercise price was greater than the average market price for the common stock and, in fiscal 2000 and 1999, due to the Company's net loss position. In addition, the computation of diluted earnings (loss)

14.   Earnings (Loss) per Share (continued)

per share for each period excludes the effect of assuming the conversion of convertible obligations because the effect would be antidilutive. The calculation for each period excluded $111,850,000 principal amount of 4 5/8% subordinated convertible debentures, convertible at $15.90 per share.
      An extraordinary gain recorded by the Company decreased basic and diluted loss per share by $.01 in fiscal 2000 (Note 5).

15.   Proposed Merger

      On October 19, 1999, the Company entered into a definitive agreement and plan of merger, as amended, with Thermo Electron, pursuant to which Thermo
Electron would acquire all of the outstanding shares of Company common stock held by shareholders other than Thermo Electron in exchange for Thermo Electron common stock worth between $7.50 and $9.25 per share of Company common stock.
The number of Thermo Electron shares to be issued to Thermo TerraTech minority shareholders will be determined at the time of the merger transaction, according to the following conditions: If during the 20 trading days immediately prior to the effective date of the merger the average closing price of Thermo Electron common stock is less than $18.75, Thermo TerraTech shareholders would receive common stock worth the equivalent of $7.50 per share of Thermo TerraTech common stock. However, Thermo Electron may elect to terminate the agreement if it would be required to issue 1.8 million or more shares of Thermo Electron common stock.
If the average closing price of Thermo Electron common stock is between $18.75 and $23.125, each share of Thermo TerraTech common stock would be exchanged for
 .4 shares of Thermo Electron common stock. If the average closing price of Thermo Electron common stock is greater than $23.125, Thermo TerraTech shareholders would receive Thermo Electron common stock worth the equivalent of $9.25 per share of Thermo TerraTech common stock. At the same time, the Company's two subsidiaries, ThermoRetec and Randers Killam, also entered into merger agreements with Thermo Electron, pursuant to which all of the shares of common stock of those companies held by stockholders other than the Company and Thermo Electron would be acquired for $7.00 and $4.50 per share, respectively, without interest, in cash. The mergers of ThermoRetec and Randers Killam were completed effective June and May 2000, respectively. The Board of Directors of the Company approved the merger agreement based on a recommendation by a special committee of the Board of Directors, consisting of an independent director of the Company. The completion of the Company's merger is subject to certain conditions, including shareholder approval of the merger agreement and the completion of review by the Securities and Exchange Commission of certain required filings. Thermo Electron intends to vote all of its shares of common stock of the Company in favor of approval of the merger agreement and, therefore, approval of the merger agreement is assured. This merger is expected to be completed in the third quarter of calendar 2000. Following the merger, the Company's common stock would cease to be publicly traded.


16.   Unaudited Quarterly Information

(In thousands except per share amounts)

2000                                                            First      Second       Third      Fourth
---------------------------------------------------------- ----------- ----------- ----------- -----------

Revenues                                                     $ 75,908    $ 78,036    $ 80,846    $ 72,539
Gross Profit (a)                                               15,694      16,420      17,617      14,216
Income (Loss) Before Extraordinary Item                       (45,094)      1,207          86         475
Net Income (Loss) (b)                                         (45,094)      1,207         182         486
Earnings (Loss) per Share:
 Basic                                                         (2.37)         .06         .01         .03
 Diluted                                                       (2.37)         .06         .01         .02

1999                                                            First  Second (c)       Third      Fourth
---------------------------------------------------------- ----------- ----------- ----------- -----------

Revenues                                                     $ 76,693    $ 77,177    $ 80,400    $ 75,769
Gross Profit                                                   15,648      15,143      15,851      15,787
Net Income (Loss)                                               1,001      (3,696)        771         503
Basic and Diluted Earnings (Loss) per Share                       .05        (.19)        .04         .03

(a) Reflects a pretax charge of $658,000 for restructuring in the first quarter.
(b) Reflects pretax charges of $55,910,000, $120,000, $2,207,000, and $457,000 for restructuring and related costs in the first, second, third, and fourth quarters, respectively.
(c) Reflects a pretax charge of $10,217,000 for restructuring costs.

17.   Subsequent Events

      On April 14, 2000, BAC Killam sold all of its assets for $3,341,000, of which approximately $1,374,000 was paid in cash at the closing. The balance represents accounts receivable of BAC Killam that will be collected by the buyer and be paid to the Company upon collection (less a five percent collection fee).
      On June 1, 2000, the Company sold substantially all of the assets and liabilities of its Metallurgical, Inc., Cal-Doran Metallurgical Services, Inc., and Metal Treating Inc. subsidiaries for $15,700,000 in cash, subject to adjustment based on the difference between the net assets as of the closing date of the sale and $8,323,000. The selling price includes $1,092,000 of real estate leased by the businesses sold that was owned by Thermo Electron. The Company agreed to indemnify the buyer for expenses incurred by the buyer in excess of $1,000,000, but not to exceed $3,500,000, from certain potential environmental liabilities. The Company has not recorded a liability in connection with this indemnity because the amount that would likely be paid by the Company, if any, cannot be reasonably estimated.


Thermo TerraTech Inc.                                                            2000 Financial Statements

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of Thermo TerraTech Inc.:

      We have audited the accompanying consolidated balance sheet of Thermo
TerraTech Inc. (a Delaware corporation and an 88%-owned subsidiary of Thermo
Electron Corporation) and subsidiaries as of April 1, 2000, and April 3, 1999, and the related consolidated statements of operations, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended April 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo
TerraTech Inc. and subsidiaries as of April 1, 2000, and April 3, 1999, and the results of their operations and their cash flows for each of the three years in the period ended April 1, 2000, in conformity with accounting principles generally accepted in the United States.



                                                      Arthur Andersen LLP



Boston, Massachusetts May 18, 2000
(except with respect to the matters discussed in Note 17, as to which the date is June 1, 2000)


Thermo TerraTech Inc.                                                            2000 Financial Statements

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

Environmental-liability Management
      The Company's ThermoRetec Corporation subsidiary, jointly owned with Thermo Electron Corporation, is a national provider of environmental-liability and resource-management services. ThermoRetec offers these and related consulting services in four areas: consulting and engineering, nuclear remediation, soil remediation, and fluids recycling. In February 2000, ThermoRetec signed a letter of intent to sell its remaining soil-recycling facilities. The transaction is expected to be completed before the end of July
2000, although there can be no assurance that ThermoRetec will complete this sale (Note 11). The Company's majority-owned Thermo EuroTech N.V. subsidiary, located in the Netherlands, specializes in converting "off-spec" and contaminated petroleum fluids into useable oil products. The Company intends to exit this business, as discussed in the results of operations. Thermo EuroTech also provides in-plant waste management and recycling services through its Ireland-based Green Sunrise Holdings Ltd. subsidiary. In August 1999, Green
Sunrise acquired the outstanding stock of Dempsey Drums Limited, an Ireland-based service provider specializing in the supply, disposal, and reconditioning of steel and plastic drums and other specialized containers (Note
2).

Engineering and Design
      The Company's The Randers Killam Group Inc. subsidiary, jointly owned with
Thermo Electron Corporation, provides comprehensive engineering and outsourcing services such as water and wastewater treatment, process engineering and construction, highway and bridge engineering, and infrastructure engineering. In
January 2000, Randers Killam sold its Randers division, a process engineering and construction business (Note 2). In April 2000, Randers Killam sold the assets of its BAC Killam Inc. subsidiary, a highway and bridge engineering business (Note 17). The Company's wholly owned Normandeau Associates Inc.
subsidiary provides consulting services that address natural resource management issues.

Laboratory Testing
      The Company's wholly owned Thermo Analytical Inc. subsidiary operates analytical laboratories that provide environmental- and pharmaceutical-testing services, primarily to commercial clients throughout the U.S.

Metal Treating
      The Company performs metallurgical processing services using thermal-treatment equipment at locations in California, Minnesota, and Wisconsin. The Company sold the businesses comprising this segment in June 2000
(Note 17).

      On January 31, 2000, Thermo Electron Corporation, the majority owner of the Company, announced that it plans to sell all of the businesses of the Company.


Thermo TerraTech Inc.                                                            2000 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Results of Operations

Fiscal 2000 Compared With Fiscal 1999
      Total revenues were $307.3 million in fiscal 2000, compared with $310.0 million in fiscal 1999. Revenues from the Environmental-liability Management segment increased to $166.2 million in fiscal 2000 from $159.1 million in fiscal
1999. Excluding intrasegment sales, revenues at ThermoRetec increased to $152.8 million in fiscal 2000 from $141.6 million in fiscal 1999, primarily due to higher revenues from a large remedial-construction contract that is expected to continue through fiscal 2001. Revenues from Thermo EuroTech decreased $4.2 million to $13.3 million due to a decrease in sales of usable oil products and a decrease in revenues relating to contracts to perform soil-remediation services overseas and to process oil-based muds. These decreases were offset in part by $1.6 million of revenues from Dempsey Drums, which was acquired in August 1999
(Note 2). Revenues from the Engineering and Design segment decreased to $79.6 million in fiscal 2000 from $91.8 million in fiscal 1999, primarily due to lower contract revenue resulting in part from a recession in the chemical industry and the sale of the Randers division in January 2000 (Note 2). Revenues from the Laboratory Testing segment increased to $44.8 million in fiscal 2000 from $40.5 million in fiscal 1999, due to higher demand resulting from new industrial customers. Revenues from the Metal Treating segment decreased to $17.2 million in fiscal 2000 from $19.3 million in fiscal 1999, due to weakness in the agricultural equipment and commercial aerospace industries. The Metal Treating segment businesses were sold in June 2000 (Note 17).
      The gross profit margin increased to 21% in fiscal 2000 from 20% in fiscal
1999. Excluding the effect of a $0.7 million write-off of inventory in the Environmental-liability Management segment in fiscal 2000 (Note 11), the gross profit margin increased primarily due to a $2.5 million reduction of depreciation expense in fiscal 2000 as a result of certain write-offs in the Environmental-liability Management and Engineering and Design segments (Note
11). The gross profit margin from the Engineering and Design segment increased to 25% in fiscal 2000 from 23% in fiscal 1999, due to a decrease in low-margin contract revenue.
      Selling, general, and administrative expenses as a percentage of revenues remained constant at 15% in fiscal 2000 and 1999.
      In connection with the planned sale of businesses discussed in Note 11, the Company recorded $57.0 million of restructuring costs in fiscal 2000. Of these restructuring costs, $37.7 million was recorded by the Environmental-liability Management segment and $19.3 million was recorded by the Engineering and Design segment. These charges represent the excess of book value of the businesses proposed to be sold over the estimated proceeds from their sale, a write-down of fixed assets to their estimated disposal value, ongoing lease obligations, land reclamation costs, losses on the sale of certain of these businesses, a charge for a cumulative translation adjustment, write-offs of intangible and other assets, and severance costs.
      During fiscal 1999, the Company recorded $10.2 million of restructuring costs (Note 11). Of these restructuring costs, $9.2 million was recorded by ThermoRetec in the Environmental-liability Management segment in connection with the closure of two soil-recycling facilities. ThermoRetec took this action after a period of operating losses at the facilities, which it believes arose from relaxed enforcement of state rules concerning disposal of contaminated soils and the availability of alternative disposal options to customers. The costs include a write-down of fixed assets to their estimated disposal value and a write-off of intangible assets, including cost in excess of net assets of acquired companies, as well as other closure costs. In addition, the Company recorded
$1.0 million of restructuring costs for abandoned-facility payments relating to the consolidation of the facilities of another business.
      Interest income increased to $2.8 million in fiscal 2000 from $2.2 million in fiscal 1999, primarily as the result of higher average invested balances.
Interest expense decreased to $8.7 million in fiscal 2000 from $9.0 million in fiscal 1999, primarily due to lower average debt balances as a result of repurchases of subordinated convertible debentures and repayments of debt made by the Company in fiscal 2000.

Fiscal 2000 Compared With Fiscal 1999 (continued)
      The Company recorded income tax provisions of $2.5 million and $1.8 million in fiscal 2000 and 1999, respectively, on pretax losses in both periods, primarily due to the effect of nondeductible amortization and write-off of cost in excess of net assets of acquired companies and foreign losses for which a tax benefit was not recorded. In addition, the tax provision recorded in fiscal 2000 includes a $1.1 million write-off of deferred tax assets (Note 11).
      The Company recorded minority interest income of $3.1 million and $1.2 million in fiscal 2000 and 1999, respectively, primarily due to losses incurred by the Company's majority-owned subsidiaries.
      During fiscal 2000, the Company purchased $2.2 million principal amount of 2 1/2% subordinated convertible debentures, convertible into shares of Thermo
EuroTech (Delaware) Inc., for $2.0 million in cash, resulting in an extraordinary gain of $107,000, net of taxes of $71,000 (Note 5).

Fiscal 1999 Compared With Fiscal 1998
      Total revenues were $310.0 million in fiscal 1999, compared with $298.8 million in fiscal 1998. Metal Treating segment revenues decreased to $19.3 million in fiscal 1999 from $36.6 million in fiscal 1998, due to the sale of the Company's thermal-processing equipment business in October 1997, which contributed revenues of $17.3 million in fiscal 1998 (Note 2). Revenues from the Environmental-liability Management segment increased 13% to $159.1 million in fiscal 1999 from $141.1 million in fiscal 1998. Excluding intrasegment sales, revenues at ThermoRetec increased to $141.6 million in fiscal 1999 from $127.1 million in fiscal 1998, primarily due to $8.6 million of higher revenues from consulting and engineering services at RETEC and, to a lesser extent, the inclusion of $6.2 million of revenues from businesses acquired in fiscal 1998.
Revenues from ThermoRetec's soil-remediation services increased $6.4 million in fiscal 1999, resulting from higher volumes of soil processed. These increases were offset in part by a decrease in revenues resulting from a decline in the number of contracts in process at ThermoRetec's eastern United States construction operations (formerly IEM Sealand). Revenues from Thermo EuroTech increased $3.5 million to $17.5 million due to the inclusion for the full fiscal
1999 period of revenues from Green Sunrise, which was acquired in February 1998 and added incremental revenues of $6.4 million, offset in part by a decrease in sales of useable oil products. Revenues from the Engineering and Design segment increased to $91.8 million in fiscal 1999 from $84.6 million in fiscal 1998, primarily due to increased revenues from two construction and labor management contracts, which are expected to be completed by the end of the first quarter of fiscal 2000. Engineering and Design segment revenues also increased $3.5 million due to the inclusion for the full fiscal 1999 period of revenues from Randers, acquired May 1997. Revenues from the Laboratory Testing segment increased to $40.5 million in fiscal 1999 from $37.5 million in fiscal 1998 due to higher demand.
      The gross profit margin increased to 20% in fiscal 1999 from 18% in fiscal
1998. The gross profit margin from the Environmental-liability Management segment increased to 16% in fiscal 1999 from 11% in fiscal 1998, primarily due to a $2.3 million reduction in losses on certain remedial-construction contracts, higher utilization of billable personnel at RETEC, a $1.6 million increase in gross profit at the Company's soil-recycling sites primarily due to higher volumes of soil processed, and $0.4 million of lower depreciation expense following suspension of depreciation at two soil-recycling sites. To a lesser extent, the gross profit margin from the Environmental-liability Management segment increased due to higher margins at Thermo EuroTech as a result of the inclusion of higher-margin revenues at Green Sunrise. The gross profit margin was 40% at Green Sunrise in fiscal 1999. The gross profit margin from the Engineering and Design segment decreased to 23% in fiscal 1999 from 25% in fiscal 1998, primarily due to a change in the mix of contracts.
      Selling, general, and administrative expenses as a percentage of revenues increased slightly to 15% in fiscal 1999 from 14% in fiscal 1998, primarily due to the absence of lower relative expenses at the Company's Metal Treating segment due to the sale of the thermal-processing equipment business in fiscal
1998 and higher relative expenses at Green Sunrise, which was acquired in February 1998. During fiscal 1999, the Metal Treating segment and Green Sunrise had selling, general and administrative expenses as a percent of revenues of 9% and 30%, respectively. In addition, selling, general, and administrative expenses at the Environmental-liability Management segment increased due to a $0.8 million increase in provision for uncollectible accounts and a $0.4 million increase in administrative costs associated with ThermoRetec's name change.


Fiscal 1999 Compared With Fiscal 1998 (continued)
      During fiscal 1999, the Company recorded $10.2 million of restructuring costs. Of these restructuring costs, $9.2 million was recorded by ThermoRetec in the Environmental-liability Management segment in connection with the closure of two soil-recycling facilities. ThermoRetec took this action after a period of operating losses at the facilities, which it believes arose from relaxed enforcement of state rules concerning disposal of contaminated soils and the availability of alternative disposal options to customers. The costs include a write-down of fixed assets to their estimated disposal value and a write-off of intangible assets, including cost in excess of net assets of acquired companies, as well as other closure costs. These facilities reported aggregated revenues and operating losses of $2.2 million and $0.8 million, respectively, in fiscal
1998, and aggregated revenues and operating losses prior to the decision to close the facilities of $1.8 million and $0.1 million, respectively, in fiscal
1999. In addition, the Company recorded $1.0 million of restructuring costs for abandoned-facility payments relating to the consolidation of the facilities of another business (Note 11). The annual savings from consolidating these facilities total $0.2 million and such savings began in September 1998, the date of abandonment.
      Interest income decreased to $2.2 million in fiscal 1999 from $4.2 million in fiscal 1998, primarily as a result of lower average invested balances.
Interest expense decreased to $9.0 million in fiscal 1999 from $10.8 million in fiscal 1998, primarily due to the repayment of a note payable in February and May 1998, the repayment of a promissory note to Thermo Electron Corporation, and the conversion of the Company's 6 1/2% subordinated convertible debentures during fiscal 1998, offset in part by increased borrowings at Thermo EuroTech during fiscal 1999 and the issuance of $7.0 million principal amount of 2 1/2% convertible subordinated debentures due 2001 (Note 5).
      Equity in earnings of unconsolidated subsidiary in fiscal 1998 represented
ThermoRetec's proportionate share of income from a joint venture. Gain on sale of unconsolidated subsidiary in fiscal 1998 resulted from ThermoRetec's sale of its interest in this joint venture (Note 2).
      The Company recorded income tax expense of $1.8 million in fiscal 1999 on a pretax loss primarily due to the effect of nondeductible amortization and write off of cost in excess of net assets of acquired companies. The effective tax rate in fiscal 1998 was 60%. This rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and the nondeductible amortization of cost in excess of net assets of acquired companies.
      The Company recorded minority interest income of $1.2 million in fiscal
1999, compared with minority interest expense of $0.1 million in fiscal 1998, primarily due to the effect of a net loss at ThermoRetec in fiscal 1999.

Liquidity and Capital Resources

      Consolidated working capital was $30.7 million at April 1, 2000, compared with $67.0 million at April 3, 1999. Working capital decreased $38.0 million as a result of the reclassification of subordinated convertible debentures due May
2000 to current liabilities. Cash and cash equivalents were $4.2 million at April 1, 2000, compared with $43.0 million at April 3, 1999. In addition, as of
April 1, 2000, the Company had $47.7 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo Electron Corporation, which became effective June
1999, amounts invested with Thermo Electron were included in cash and cash equivalents. Of the total cash and cash equivalents at April 1, 2000, $3.9 million was held by the Company's majority-owned subsidiaries and the balance was held by the Company and its wholly owned subsidiaries. The total $47.7 million advance to affiliate at April 1, 2000, was advanced by the Company's majority-owned subsidiaries.
      During fiscal 2000, $22.8 million of cash was provided by operating activities. During this period, $4.8 million of cash was provided by an increase in other current liabilities, primarily due to an increase in accrued restructuring costs. The Company expects to pay the $5.9 million balance of accrued restructuring costs primarily over the first six months of fiscal 2001.
A decrease in accounts receivable provided $6.0 million of cash, primarily at ThermoRetec due to the timing of billings and, to a lesser extent, at the Engineering and Design segment due to a decrease in revenues.

Liquidity and Capital Resources (continued)

These decreases were offset in part by increased accounts receivable at the Laboratory Testing segment, primarily as a result of increased laboratory testing revenues. An increase in inventories and unbilled contract costs and fees used $4.1 million of cash, primarily at ThermoRetec, due to the timing of billings, offset in part by a decrease at the Engineering and Design segment due to the effect of a decline in revenues.
      Excluding advance to affiliate activity, the Company's investing activities in fiscal 2000 primarily consisted of $3.8 million received from the collection of long-term notes receivable, an acquisition, and capital additions.
In August 1999, a subsidiary of the Company acquired Dempsey Drums Limited for
$2.0 million in cash, net of cash acquired, and the issuance of shares of the subsidiary's common stock valued at $0.4 million (Note 2). The Company expended
$13.3 million for purchases of property, plant, and equipment in fiscal 2000 and expects to spend approximately $12 million for capital additions during fiscal
2001.
      In January 2000, the Company sold substantially all of the assets and liabilities of the Randers division in exchange for a $538,000 note receivable due 2003 (Note 2). In March 2000, the Company sold the assets of a soil-recycling facility for $400,000 in cash, of which $200,000 was placed in escrow and has not yet been received (Note 2).
      The Company's financing activities used cash of $4.3 million in fiscal
2000. During this period, the Company used cash of $3.8 million for the repurchase of Company and subsidiary common stock, including Company stock subject to certain put rights on shares issued in connection with an acquisition. As of April 1, 2000, the Company has no further cash obligation pursuant to put rights. In addition, the Company used $2.0 million for the repurchase of subordinated convertible debentures and $1.6 million for the repayment of debt (Note 5). These uses of cash were offset in part by $2.3 million borrowed to finance an acquisition (Note 2).
      In April and June 2000, the Company sold two of its businesses for $16.0 million in cash, subject to a post-closing adjustment (Note 17). In May 2000, ThermoRetec's $38.0 million principal amount 4 7/8% subordinated convertible debentures matured. To finance a portion of the debt repayment, the Company borrowed approximately $10 million under its domestic cash management arrangement with Thermo Electron (Note 1).
      The Company generally expects to have positive cash flow from its existing operations. Thermo Electron has expressed its willingness to advance up to $15 million to the Company for short-term liquidity in the event that the need arises. Accordingly, the Company believes that its existing resources and potential borrowings from Thermo Electron are sufficient to meet the capital requirements of its existing operations for at least the next 18 months.

Market Risk

      The Company is exposed to market risk from changes in interest rates, foreign currency exchange rates, and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in Dutch guilders. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A 10% appreciation in fiscal year-end
2000 functional currencies, relative to the U.S. dollar, would result in a $1.1 million reduction of shareholders' investment. A 10% depreciation in fiscal year-end 1999 functional currencies, relative to the U.S. dollar, would result in a $1.1 million reduction of shareholders' investment.


Market Risk (continued)

Equity Prices
      The Company's and its subsidiaries' subordinated convertible debentures are sensitive to fluctuations in the price of Company or subsidiary common stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's and its subsidiaries' subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of the debentures. Upon the fiscal
2001 merger of the Company and Thermo Electron, the Company's subordinated convertible debentures will be assumed by Thermo Electron. After the merger, the Company's subordinated convertible debentures will be convertible into shares of Thermo Electron common stock, rather than into the Company's common stock. A 10% increase in fiscal year-end 1999 market equity prices would result in a negative impact to the Company of $1.0 million on the fair value of its subordinated convertible debentures.

Interest Rates
      The Company's subordinated convertible debentures are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of the Company's and its subsidiaries' subordinated convertible debentures due to the difference between the market interest rate and the rate at the date of issuance of the debentures. A 10% decrease in fiscal year-end 2000 and 1999 market interest rates would result in a negative impact to the Company of $2.2 million and $0.2 million, respectively, on the fair value of its subordinated convertible debentures.
      The Company's cash, cash equivalents, advance to affiliate, and variable-rate short- and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income and expense due to the difference between the current interest rates on cash, cash equivalents, advance to affiliate, and the variable-rate short- and long-term obligations and the rate that these financial instruments may adjust to in the future. A 10% decrease in fiscal year-end 2000 and 1999 interest rates would result in a negative impact of $0.1 million and $0.1 million, respectively, on the Company's net income.

Year 2000

      As of the date of this report, the Company has completed its year 2000 initiatives which included: (i) testing and upgrading significant information technology systems and facilities; (ii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iii) developing contingency plans.
      As a result of completing these initiatives, the Company believes that all of its material information technology systems and critical non-information technology systems are year 2000 compliant. In addition, the Company is not aware of any significant supplier or vendor that has experienced material disruption due to year 2000 issues. The Company has also developed a contingency plan to allow its primary business operations to continue despite disruptions due to year 2000 problems, if any, that might yet arise in the future. The costs incurred to date by the Company in connection with the year 2000 issue have not been material.
      While the Company to date has been successful in minimizing negative consequences arising from year 2000 issues, there can be no assurance that in the future the Company's business operations or financial condition may not be impacted by year 2000 problems, such as increased warranty claims, vendor and supplier disruptions, or litigation relating to year 2000 issues.


Thermo TerraTech Inc.                                                            2000 Financial Statements

                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 2001 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Dependence on Environmental Regulation. Federal, state, and local environmental laws govern each of the markets in which the Company conducts business, as well as many of the Company's operations. The markets for many of the Company's services, including industrial-remediation services, nuclear-remediation services, hazardous waste-remedial construction services, soil-remediation services, waste-fluids recycling services, engineering and design services, and laboratory services, and the standards governing most aspects of the construction and operation of the Company's facilities, were directly or indirectly created by, and depend on, the existence and enforcement of those laws. These laws and regulations may change in the future, requiring new technologies or stricter standards with which the Company must comply. In addition, these laws and regulations could be made more lenient in the future, thereby reducing the size of the markets addressed by the Company. Any such change in federal, state, and local environmental laws and regulations may have a material adverse effect on the Company's business.
      Responsibility for establishing and enforcing certain federal policies, such as the federal underground storage tank policy, has been delegated to the states, which are not only required to establish regulatory programs, but are also permitted to impose more stringent requirements than are otherwise required by federal law. Certain states have adopted a "risk-based" approach to prioritizing site cleanups and setting cleanup standards, which attempts to balance the costs of remediation against the potential harm to human health and the environment from leaving sites unremediated. Additional states may adopt these policies, which could reduce the size of the potential market addressed by the Company.

      Potential Environmental and Regulatory Liability. The Company's operations are subject to comprehensive laws and regulations related to the protection of the environment. Among other things, these laws and regulations impose requirements to control air, soil, and water pollution, and regulate health, safety, zoning, land use, and the handling and transportation of hazardous and nonhazardous materials. These laws and regulations also impose liability for remediation and cleanup of environmental contamination, both on-site and off-site, resulting from past and present operations. These requirements may also be imposed as conditions to operating permits or licenses that are subject to renewal, modification, or revocation. Laws and regulations may require the Company to modify, supplement, replace, or curtail its operating methods, facilities, or equipment at costs which may be substantial without any corresponding increase in revenue. The Company is also potentially subject to monetary fines, penalties, remediation, cleanup or stop orders, injunctions, or orders to cease or suspend its practices. The outcome of any proceedings and associated costs and expenses could have a material adverse impact on the Company's business. In addition, the Company is subject to numerous laws and regulations related to the protection of human health and safety. Such laws and regulations may impose liability on the Company for exposure of its employees to radiation or other hazardous contamination or failure to isolate and remove radioactive or other hazardous contaminants from soil.
      The Company attempts to operate its business to minimize its exposure to environmental and other regulatory liabilities. Although no claims giving rise to such liabilities have been asserted by the Company's customers or employees to date, such claims could be asserted in the future against the Company.

      Uncertainty of Funding. Remediation compliance requirements and related costs are often beyond the financial capabilities of individuals and small companies. To address this problem, some states have established tax-supported trust funds to assist in the financing of compliance and site remediation. As a consequence, in many of the states in which the Company markets its soil remediation services, the majority, and in some cases virtually all, of the soil remediated by the Company is paid for by large companies and/or these state trust funds. Any substantial decrease in this funding could have a material adverse effect on the Company's business and financial performance. Many states have realized that the number of sites requiring remediation and the costs of compliance are substantially higher than were originally estimated. As a result, several states have relaxed enforcement activities and others have reduced compliance requirements in order to reduce the costs of cleanup. These factors have already resulted in lower levels of cleanup activity in some states and have had a material adverse effect on the Company's business. Continued de-emphasis on enforcement activities and/or further reductions in compliance requirements will have an even more severe adverse effect on the Company's business.
      The Company depends on funding from the federal and state governments, and their agencies and instrumentalities, for compensation for its services. For example, ThermoRetec's nuclear-remediation business provides a large portion of its services directly or indirectly to the U.S. Department of Energy (DOE) and the Company's engineering and design businesses perform significant amounts of services for state and municipal governments.

      Competition. The markets for many of the Company's services are regional and are characterized by intense competition from numerous local competitors.
Some of the Company's competitors have greater technical and financial resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their services than the Company. Competition could increase if new companies enter the market or its existing competitors expand their service lines. The Company's current technology, technology under development, or ability to develop new technologies may not be sufficient to enable it to compete effectively with its competitors.

      Seasonal Influences. A majority of the Company's businesses experience seasonal fluctuations. A majority of the Company's soil-remediation sites, as well as the Company's fluids-recycling sites, experience declines in revenues if severe weather conditions occur. Site remediation work and certain environmental testing services, such as the services provided by Lancaster Laboratories, RETEC, Randers, and Thermo NUtech, may decline in winter months as a result of severe weather conditions. In Europe, Thermo EuroTech may experience a decline in the feedstock delivered to and from its facilities during winter months due to frozen waterways.

      Possible Obsolescence Due to Technological Change. Technological developments are expected to continue at a rapid pace in the environmental services industry. The Company's technologies could be rendered obsolete or uneconomical by technological advances by one or more companies that address the Company's markets or by future entrants into the industry. The Company may not have the resources to, or otherwise be successful in, developing responses to technological advances by others.

      Dependence of Thermo EuroTech on Availability of Waste Oil Supplies and
Ability to Export Refined Oil. Thermo EuroTech's North Refinery facility has historically received a large percentage of its oil feedstock from the former
Soviet Union. North Refinery no longer receives any oil from that nation, due to political and economic changes that have made the transportation of waste oil difficult. To overcome this loss of supply, North Refinery has taken steps to replace and diversify its feedstock suppliers. North Refinery may experience future disruptions in deliveries. Any disruptions in supply could have a material adverse effect on the Company's results of operations. In addition, North Refinery has received a one-year exemption from the environmental authorities in The Netherlands and the United Kingdom allowing it to export refined oil, which would otherwise be regulated as "waste" under the environmental regulations of those countries. If North Refinery is unable after that time to qualify its exported oil as non-waste quality oil, or if North
Refinery is unable to extend the length of its exemption, the Company's results of operations could be materially adversely affected.

      Potential Professional Liability. The Company's business exposes it to potential liability for the negligent performance of its services, and the Company could face substantial liability to clients and third parties for damages resulting from faulty designs or other professional services. The
Company currently maintains professional errors and omissions insurance, but this insurance may not provide sufficient coverage in the event of a claim, and the Company may not be able to maintain such coverage on acceptable terms, if at all. A professional liability claim could result in a material adverse effect on the Company's business, financial condition, and results of operations.

      Dependence on Sales to Government Entities. A significant portion of the Company's revenues is derived from municipalities, state governments, and government utility authorities. Any decreases in purchases by these entities, including decreases resulting from shifts in priorities or overall budgeting limitations, could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, most of the Company's contracts require the Company to perform specific services for a fixed fee. Contracts with governmental entities often permit the purchaser to cancel the agreement at any time. A significant overrun in the Company's expenses or cancellation of a significant contract could also result in a material adverse effect on the Company's business, financial condition, and results of operations. The Company's contracts with governmental entities are also subject to other risks, including contract suspensions; protests by disappointed bidders of contract awards, which can result in the re-opening of the bidding process;
and changes in government policies or regulations.

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with its parent company, Thermo Electron. Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secure creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.


Thermo TerraTech Inc.                                                            2000 Financial Statements

                         Selected Financial Information

(In thousands except per share amounts)             2000 (a)    1999 (b)   1998 (c)   1997 (d)      1996
-------------------------------------------------- ---------- ----------- ---------- ---------- ---------

Statement of Operations Data
Revenues                                            $307,329   $ 310,039   $298,786   $278,503   $220,484
Income (Loss) Before Extraordinary Item              (43,326)     (1,421)     3,273       (162)     3,447
Net Income (Loss)                                    (43,219)     (1,421)     3,273       (162)     3,447
Earnings (Loss) per Share:
 Basic                                                 (2.27)       (.07)       .18       (.01)       .20
 Diluted                                               (2.27)       (.07)       .17       (.01)       .18

Balance Sheet Data
Working Capital                                     $ 30,733   $  67,043   $ 69,319   $ 77,315   $ 66,008
Total Assets                                         304,553     350,465    360,526    393,784    333,656
Long-term Obligations                                118,113     158,617    153,144    165,186    155,384
Shareholders' Investment                              51,570      92,157     97,130     83,526     85,870

(a) Reflects a $58.7 million pretax charge for restructuring and related costs.
(b) Reflects a $10.2 million pretax charge for restructuring costs.
(c) Reflects a $3.0 million pretax gain from ThermoRetec's sale of its investment in a joint venture.
(d) Reflects $7.8 million of restructuring costs and a loss $1.5 million relating to the sale of the
    Company's J. Amerika division. Also reflects the issuance of $115.0 million principal amount of 4 7/8% subordinated convertible debentures, and a gain on issuance of stock by subsidiary of $1.5 million.


Thermo TerraTech Inc.                                                            2000 Financial Statements


Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TTT. The following table sets forth the high and low sales prices of the Company's common stock for fiscal 2000 and 1999, as reported in the consolidated transaction reporting system.

                                                                      Fiscal 2000          Fiscal 1999
Quarter                                                             High        Low       High        Low
-------------------------------------------------------------- ---------- ---------- ---------- ----------

First                                                            $5 13/16   $3 7/8      $6 3/4   $4 1/2
Second                                                            5 15/16    4 1/2       5        3 3/4
Third                                                             6 13/16    5 1/4       4 5/8    3 15/16
Fourth                                                            8   1/2    6 3/4       5 3/4    4 3/8

      As of April 28, 2000, the Company had 1,244 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on April 28, 2000, was $7 1/2 per share.
      Common stock of the Company's ThermoRetec Corporation and The Randers
Killam Group Inc. subsidiaries were traded on the American Stock Exchange
(symbols THN and RGI, respectively) until June 6, 2000, and May 16, 2000, respectively.

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